Exhibit 99.7

NOTICE OF MEETINGS OF HOLDERS OF

8.25% SENIOR SECURED NOTES DUE 2017

12.50% SENIOR SECURED NOTES DUE 2018

of

POSTMEDIA NETWORK INC.

AND

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

of

POSTMEDIA NETWORK CANADA CORP.

MANAGEMENT INFORMATION CIRCULAR

With Respect To a Proposed

PLAN OF ARRANGEMENT

and

RECAPITALIZATION

August 5, 2016

These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your notes or your shares or should you wish to obtain additional copies of these materials, please contact Kingsdale Shareholder Services, which acts as Information Agent, by telephone at 1-866-581-0506 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or by email at contactus@kingsdaleshareholder.com.

August 5, 2016

To the holders of:	8.25% Senior Secured Notes due 2017 (the “First Lien Notes”); and 12.50% Senior Secured Notes due 2018 (the “Second Lien Notes”) of Postmedia Network Inc. (“PNI”)

And to the holders of:	Shares of Postmedia Network Canada Corp. (“PNCC” and, together with PNI, “Postmedia”)

August 5, 2016

In April we announced the formation of an independent special committee of the board of directors of PNCC (the “Special Committee”) to oversee a review by management to explore and consider alternatives to improve our capital structure and liquidity. While we have always made our debt payments and honoured all of our financial obligations, servicing our debt has placed significant constraints on the company’s financial and operational flexibility. Based on this review, and following extensive discussions with the largest holders of the First Lien Notes and Second Lien Notes (collectively, the “Noteholders”), on July 7, 2016 we announced a series of proposed transactions (the “Recapitalization”) that we believe represent the best available alternative to improve our capital structure and maximize the value of Postmedia for its stakeholders.

The Recapitalization is described in detail in the accompanying information circular (the “Circular”) and includes the following key terms:

●

the variable voting shares and voting shares of PNCC (collectively, the “Shares”) will be consolidated on the basis of one new Share for every 100 existing Shares (or such other number of Shares as may be agreed by Postmedia and certain of the holders of Second Lien Notes prior to the completion of the Recapitalization) (the “Consolidation”);

●

the principal amount of the First Lien Notes will be reduced to C$225 million with a cash repayment of approximately C$78 million at par and the First Lien Notes will be amended and restated to, among other things, (i) extend the maturity date to July 15, 2021, and (ii) effect the other amendments summarized in Appendix G.

●

all of the Second Lien Notes in the aggregate principal amount of approximately US$268.6 million, together with all interest accrued from and after July 15, 2016, will be exchanged for variable voting shares of PNCC that will collectively represent 98% of the total number of outstanding Shares upon completion of the Recapitalization;

●

we will raise the US$ equivalent of C$110 million of new capital by way of a fully backstopped offering to the holders of Second Lien Notes of U.S. dollar denominated new second lien secured notes with a maturity of July 2023 (the “New Second Lien Notes”); and

●	the amalgamation of PNI and its wholly-owned subsidiary, 9854711 Canada Limited.

The Recapitalization will reduce our total debt by approximately C$307 million and our annual cash interest expense by approximately C$50 million. Obligations to employees, customers, suppliers and governmental authorities will not be affected by the Recapitalization and will continue to be satisfied in the ordinary course.

In connection with the Recapitalization, Postmedia has entered into support agreements (the “Support Agreements”) with:

●	Canso Investment Counsel Ltd., in its capacity as portfolio manager for and on behalf of certain accounts managed by it (“Canso”), the holder of approximately 82% of the outstanding First Lien Notes;

●	certain holders (the “Supporting Second Lien Noteholders”) of approximately 80% of the outstanding Second Lien Notes; and

●	certain holders (the “Supporting Shareholders”) of approximately 75% of the outstanding Shares.

Pursuant to the Support Agreements, Canso, the Supporting Second Lien Noteholders and the Supporting Shareholders have agreed to support the Recapitalization.

BMO Capital Markets, Postmedia’s financial advisor, has provided an opinion to Postmedia’s boards of directors (the “Boards of Directors”) that the terms of the Recapitalization are fair, from a financial point of view, to Postmedia. After careful consideration and based on a number of factors, including the opinion of BMO Capital Markets and the recommendation of the Special Committee, the Boards of Directors have unanimously determined that the Recapitalization is in the best interests of Postmedia and its stakeholders and represents the best available alternative to improve Postmedia’s capital structure and maximize and preserve value for Postmedia and its stakeholders. The Boards of Directors unanimously recommend that all Noteholders and Shareholders support the Recapitalization.

The Recapitalization will be implemented in part by way of a plan of arrangement pursuant to section 192 of the Canada Business Corporations Act (the “Plan of Arrangement”). Noteholders will be asked to approve the Plan of Arrangement and related matters at the Noteholder meetings scheduled to be held on September 7, 2016. Shareholders will be asked to approve the Plan of Arrangement and related matters at the Shareholder meeting also scheduled to be held on September 7, 2016.

Management of Postmedia and the Boards of Directors believe that it is extremely important that the Recapitalization be approved and implemented in order to improve Postmedia’s capital structure and liquidity, placing the company in a stronger position to pursue its business strategy in the future. We urge you to give serious attention to the Recapitalization and to support it in person or by proxy at the appropriate meeting on September 7, 2016. We hope that we will receive your support.

Yours very truly,

(signed) Paul Godfrey

President and Chief Executive Officer

Postmedia Network Canada Corp. and

Postmedia Network Inc.

This material is important and requires your immediate attention. The transactions contemplated in the Recapitalization are complex. The accompanying Circular contains a description of, and a copy of, the Plan of Arrangement and other information concerning Postmedia to assist you in considering this matter. You are urged to review this information carefully. Should you have any questions or require assistance in understanding and evaluating how you will be affected by the proposed Recapitalization, please consult your legal, tax or other professional advisors.

If Noteholders or Shareholders have any questions or require more information with regard to voting their Notes or Shares, they should contact Kingsdale Shareholder Services at 1-866-581-0506 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or email at contactus@kingsdaleshareholder.com.

IMPORTANT INFORMATION

THIS CIRCULAR CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MATTERS REFERRED TO HEREIN.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CIRCULAR, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON. THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES DESCRIBED IN THIS CIRCULAR, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS CIRCULAR NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THE PLAN OF ARRANGEMENT REFERRED TO IN THIS CIRCULAR SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS CIRCULAR.

Securityholders should carefully consider the income tax consequences of the proposed Plan of Arrangement described herein. See “Income Tax Considerations — Certain Canadian Federal Income Tax Considerations” and “Income Tax Considerations — Certain United States Federal Income Tax Considerations”.

All information in this Circular is given as of August 5, 2016 unless otherwise indicated.

Unless stated otherwise, all currency references in this Circular are in Canadian dollars.

Securityholders should not construe the contents of this Circular as investment, legal or tax advice. Securityholders should consult their own counsel, accountants and other advisors as to legal, tax, business, financial and related aspects of the proposed Recapitalization. In making a decision regarding the Recapitalization, Securityholders must rely on their own examination of the Corporation and the advice of their own advisors.

You should rely only on the information contained in or incorporated by reference in this Circular or to which we have referred you. We have not authorized any person (including any dealer, salesman or broker) to provide you with different information. The information contained in or incorporated by reference in this Circular may only be accurate on the date hereof or the dates of the documents incorporated by reference herein. You should not assume that the information contained in this Circular or incorporated by reference herein is accurate as of any other date.

Any statement contained in a document referred to in this Circular or any amendment hereof or supplement hereto is to be considered modified or replaced to the extent that a statement contained herein or in any amendment or supplement or any subsequently filed document modifies or replaces such statement. Any statement so modified or replaced is not considered, except as so modified or replaced, to be a part of this Circular.

The enforcement by investors of civil liabilities under the United States federal securities Laws may be affected adversely by the fact that PNCC and PNI are incorporated outside the United States, that some or all of the officers and directors of such persons and the experts named herein are residents of a foreign country, and that all or a substantial portion of the assets of Postmedia and said persons are located outside the United States. As a result, it may be difficult or impossible for holders of Postmedia securities in the United States to effect service of process within the United States upon Postmedia, most of its subsidiaries and their officers and directors and the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities Laws of the United States or any applicable securities Laws of any state within the United States. In addition, holders of Postmedia’s securities in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities Laws of the United States or any applicable securities Laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities Laws of the United States or any applicable securities Laws of any state within the United States. See “Risk Factors – Risks Relating to the Recapitalization”.

TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING
INFORMATION AND STATEMENTS	1

NOTICE TO SECURITYHOLDERS IN the UNITED STATES	2

EXCHANGE RATES	3

DOCUMENTS INCORPORATED BY REFERENCE	3

GLOSSARY OF TERMS	5

NOTICE OF MEETING OF FIRST LIEN NOTEHOLDERS	14

NOTICE OF MEETING OF SECOND LIEN NOTEHOLDERS	16

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	18

SUMMARY	20

INFORMATION CONCERNING THE MEETINGS	29
General	29
Meetings	29
Solicitation of Proxies	29
Entitlement to Vote and Attend	31
Revocation of Proxies	31
Voting of Proxies	31
Non-Registered Holders	31
Quorum and Voting Requirements	32
Interest of Management and Others	34

BACKGROUND TO AND REASONS FOR THE RECAPITALIZATION	34

IMPACT OF THE RECAPITALIZATION	35

DESCRIPTION OF THE RECAPITALIZATION	35
The Share Consolidation	36
Treatment of Securityholders	36
The Rights Plan Amendments	38
Calculations	38
Fractional Interests	39
The New Capital Offering	39
Non-Canadian and Non U.S. Purchasers	42
The Amalgamation	42
Court Approval and Completion of the Arrangement	42
Conditions to the Recapitalization Becoming Effective	43
Procedures	44
Fairness Opinion	45
CBCA Opinion	48
Recommendation of the Boards of Directors	48

THE SUPPORT AGREEMENTS	48
Noteholder Support Agreements	48
Shareholder Support Agreements	51

THE BACKSTOP COMMITMENT LETTER	51

THE ARRANGEMENT AGREEMENT	52

CERTAIN REGULATORY AND OTHER MATTERS RELATING TO THE RECAPITALIZATION	52
Issuance and Resale of Securities Received in the Recapitalization	52
Related Party Transactions	53
Competition Act (Canada)	54
Stock Exchange Listing	54
Expenses	54

PNCC AFTER THE RECAPITALIZATION	54
Share Capital	54
Principal Shareholders	55

PRICE RANGE AND TRADING VOLUME FOR THE SHARES	56

LEGAL PROCEEDINGS	56

INCOME TAX CONSIDERATIONS	57
Certain Canadian Federal Income Tax Considerations	57
Holders Resident in Canada	58
Holders Not Resident in Canada	61
Certain United States Federal Income Tax Considerations	63

RISK FACTORS	71
Risks Relating to the Recapitalization	71
Risks Relating to Our Equity Securities	72
Risks Relating to the Amended and Restated First Lien Notes and the New Second Lien Notes	73
Tax Risks	85
Risks Relating to the Non-Implementation of the Recapitalization	86
Risks Related To Postmedia’s Business	87

v

AUDITORS, TRANSFER AGENT AND REGISTRAR	87

INTEREST OF EXPERTS	87

LEGAL MATTERS	87

WHERE YOU CAN FIND MORE INFORMATION	87

APPROVAL OF PROXY CIRCULAR BY THE BOARDS OF DIRECTORS	88

CONSENT OF BMO CAPITAL MARKETS	89
APPENDIX A FORM OF FIRST LIEN NOTEHOLDERS’ ARRANGEMENT RESOLUTION	A-1

APPENDIX B FORM OF SECOND LIEN NOTEHOLDERS’ ARRANGEMENT RESOLUTION	B-1

APPENDIX C FORM OF SHAREHOLDERS’ ARRANGEMENT RESOLUTION	C-1

APPENDIX D FORM OF RIGHTS PLAN AMENDMENTS RESOLUTION	D-1

APPENDIX E ARRANGEMENT AGREEMENT	E-1

APPENDIX F PLAN OF ARRANGEMENT	I

APPENDIX G SUMMARY OF AMENDMENTS TO THE FIRST LIEN NOTES	G-1

APPENDIX H DESCRIPTION OF THE NEW SECOND LIEN NOTES	H-1

APPENDIX I BMO FAIRNESS OPINION	I-1

APPENDIX J BMO CBCA OPINION	J-1

APPENDIX K NEW SECOND LIEN NOTES PARTICIPATION FORM	K-1

APPENDIX L INTERIM ORDER	L-1

APPENDIX M NOTICE OF APPLICATION FOR THE FINAL ORDER	M-1

NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This Circular includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements”. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “seeks”, “projects”, “intends”, “plans”, “may”, “will”, “could” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Circular and the documents incorporated by reference herein and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the Recapitalization and the Corporation’s future financial and operational situation after the implementation of the Recapitalization, our results of operations, financial condition, liquidity, prospects, growth, strategies, expenditures, costs and the industry in which we operate. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this Circular or in the “Risk Factors” section in the 2015 MD&A and 2015 AIF. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this Circular. Such risks include, but are not limited to: failure to satisfy the conditions to the Recapitalization or to otherwise complete the Recapitalization; the effect of the Recapitalization; competition from digital and other forms of media; the Corporation’s ability to compete successfully in newspaper and online industries; the influence of prevailing economic conditions and the prospects of the Corporation’s advertising customers on advertising revenue; the failure to fulfill the Corporation’s strategy of building its digital media and online businesses; failure to maintain print and online newspaper readership and circulation levels; the negative impact of decreases in advertising revenue on results of operations; financial difficulties of certain contractors and vendors; competition with alternative emerging technologies; not realizing anticipated cost savings from cost savings initiatives; seasonal variations in revenue; intellectual property rights; damage to the Corporation’s reputation; variations in the cost and availability of newsprint; disruptions in information systems and technology and other manufacturing systems; labour disruptions; equipment failure; environmental, health and safety Laws and regulations; controversial editorial content; unresolved litigation matters; failure to comply with “Canadian Newspaper” status for purposes of the Tax Act; the collectability of accounts receivable; goodwill and intangible asset impairment charges; disruptions in the credit markets; changes to the availability and terms of insurance policies; under-funded registered pension plans; changes in pension fund investment performance; foreign exchange fluctuations; increases in distribution costs due to increases in fuel prices; outsourcing certain aspects of the business to third-party vendors; retaining and attracting sufficient qualified personnel; increases in sales and other taxes; the occurrence of natural or man-made disasters; failure to comply with the Sarbanes-Oxley Act; failure to maintain effective internal controls; change of Laws; security breaches and other disruptions could compromise information and expose the Corporation to liability; risks related to the assets acquired in the Sun Acquisition and the integration of those assets; the substantial indebtedness of the Corporation and the possibility that it may be able to incur substantially more debt which could adversely affect its financial condition; the terms of the indentures that govern the First Lien Notes, the Second Lien Notes and the New Second Lien Notes, may restrict the Corporation’s current and future operations; the possibility that the Corporation will not be able to generate sufficient cash to service all of its indebtedness; the possibility that an active public market for the Shares will not develop; volatility of the market price for Shares; dual class share structure; Postmedia having a holding company structure; risks relating to the future sales of Shares by directors and officers and risks relating to dilution. See the section entitled “Risk Factors” in this Circular and in the 2015 MD&A and 2015 AIF which are incorporated by reference herein and available on SEDAR at www.sedar.com, for a complete description of risks relating to an investment in the Corporation. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risk factors should not be construed as exhaustive and should be read with the other cautionary statements in this Circular and with the risk factors described in this Circular and in the 2015 MD&A and 2015 AIF.

These risk factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the Corporation bases its forward-looking statements on assumptions that it believes were reasonable when made, which assumptions include, but are not limited to, the completion and benefits of the Recapitalization, the Corporation’s future growth potential, results of operations, future prospects and opportunities, execution of the Corporation’s business strategy, a stable workforce, no material variations in the current tax and regulatory environments, future levels of indebtedness and the ability to achieve future cost savings, the Corporation cautions the reader that forward-looking statements are not guarantees of future performance and that the Corporation’s actual results of operations, financial condition and liquidity, and the development of the industry in which the Corporation operates, may differ materially from those made in or suggested by the forward-looking statements contained in this Circular. In addition, even if the Corporation’s results of operations, financial condition and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this Circular, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements which are made in this Circular speak only as of the date of such statement, and the Corporation does not undertake, and specifically declines, except as required by applicable Law, any obligation to update such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. All of the forward-looking statements made in this Circular are qualified by these cautionary statements.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

THE SECURITIES ISSUABLE IN CONNECTION WITH THE RECAPITALIZATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES; NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE REGULATORY AUTHORITY PASSED UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The issuance and distribution of Second Lien Settlement Shares to Second Lien Noteholders pursuant to the Second Lien Note Exchange Transaction under the Plan of Arrangement have not been and will not be registered under the 1933 Act or any applicable securities Laws of any state of the United States and are being issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(10) thereof (and similar exemptions under applicable state securities laws) on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. Section 3(a)(10) exempts from the general requirement of registration under the 1933 Act securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court of competent jurisdiction that is expressly authorized by Law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear and receive timely notice thereof. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Plan of Arrangement, including the proposed issuance of the Second Lien Settlement Shares in exchange for the outstanding Second Lien Notes. The Court entered the Interim Order on August 5, 2016 and, subject to the approval of the Plan of Arrangement by Securityholders, a hearing on the fairness of the Plan of Arrangement will be held by the Court on September 12, 2016 at 10:00 a.m. (Toronto time), or such other time and/or date as the Court will advise, at the courthouse at 330 University Avenue, Toronto, Ontario, Canada. All Shareholders and Noteholders are entitled to appear and be heard at this hearing. The Final Order will constitute the basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to the Second Lien Settlement Shares to be issued and distributed to Second Lien Noteholders pursuant to the Plan of Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the 1934 Act. This Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Accordingly, the solicitation and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate Laws and securities Laws, and this Circular has been prepared solely in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that these requirements may be different from those under United States corporate and securities Laws relating to U.S. corporations.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards. IFRS differs from United States generally accepted accounting principles in certain material respects, and thus the financial statements included or incorporated by reference herein may not be comparable to financial statements of U.S. companies.

Securityholders should be aware that the purchase or sale of the securities described herein may have tax consequences both in Canada and the United States. See “Income Tax Considerations” elsewhere in this Circular. Each prospective investor should consult its own tax advisor concerning the securities described herein.

EXCHANGE RATES

The following table sets forth, for each of the years indicated, the period-end noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one Canadian dollar in exchange for U.S. dollars using information provided by the Bank of Canada. The noon exchange rate on July 25, 2016, using information provided by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was C$1.00 equals US$0.76.

	Year Ended August 31,		3 Months Ended May 31,
	2015	2014	2016	2015
High	$0.92	$0.98	$0.80	$0.84
Low	$0.75	$0.89	$0.74	$0.78
Average	$0.83	$0.93	$0.77	$0.81
End of Period	$0.76	$0.92	$0.76	$0.80

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have been publicly filed on SEDAR at www.sedar.com or with the securities commission or similar regulatory authority in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of this Circular:

(a)	the annual information form for the Corporation dated November 25, 2015 for the fiscal year ended August 31, 2015 (the “2015 AIF”);

(b)	the management information circular dated November 25, 2015 in respect of the Corporation’s annual and special meeting of shareholders held on January 13, 2016 (the “2016 AGM Circular”);

(c)	the consolidated financial statements of the Corporation for the fiscal years ended August 31, 2015, 2014 and 2013 and the auditor’s report thereon (the “2015 Financial Statements”);

(d)	the management’s discussion and analysis of the Corporation for the fiscal years ended December 31, 2015, 2014 and 2013 (the “2015 MD&A”);

(e)	the consolidated financial statements of the Corporation for the nine months ended May 31, 2016 (the “2016 Interim Financials”);

(f)	the Management’s Discussion and Analysis of the Corporation for the nine months ended May 31, 2016 (the “2016 Interim MD&A”);

(g)	the material change report issued by the Corporation on April 8, 2016 with respect to the resignation of Mr. Ted Lodge from the Board of Directors; and

(h)	the material change report issued by the Corporation on July 11, 2016 with respect to the Recapitalization.

Material change reports (other than confidential reports), business acquisition reports, interim financial statements and all other documents of the type referred to above after the date of this Circular and before completion or withdrawal of the Recapitalization will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Copies of documents incorporated herein by reference may be obtained upon request without charge from the Corporate Secretary of Postmedia at 365 Bloor Street East, 12th Floor, Toronto, Ontario, M4W 3L4, or Telephone: (416) 383-2300 and are also available electronically on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below. Words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders.

“1933 Act” means the United States Securities Act of 1933, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“2015 AIF” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”.

“2015 MD&A” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”.

“2016 AGM Circular” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”.

“2016 Interim Financials” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”.

“2016 Interim MD&A” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”.

“Additional Backstop Parties” means those Second Lien Noteholders that execute a Backstop Joinder Agreement in accordance with the terms of the Backstop Commitment Letter, and their permitted assigns.

“Alternative Transaction” means an alternative method of implementing the Recapitalization, as determined by Postmedia and the Requisite Consenting Parties.

“Amalco” means the corporation formed from the Amalgamation.

“Amalgamation” means the amalgamation of PNI and ArrangeCo pursuant to the Plan of Arrangement.

“Amended and Restated First Lien Note Indenture” means the amended and restated First Lien Note Indenture to be entered into among PNI, as issuer, PNCC, 1576626 Ontario Inc. and 7731558 Canada Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, on the Effective Date as amended from time to time.

“Amended and Restated First Lien Notes” means the First Lien Notes as amended and restated, due July 15, 2021, to be issued by PNI under the Amended and Restated First Lien Note Indenture in the aggregate principal amount of $225,000,000 in exchange for the First Lien Notes pursuant to the Plan of Arrangement.

“ArrangeCo” means 9854711 Canada Limited.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order or otherwise with the consent of Postmedia and the Requisite Consenting Parties, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated August 5, 2016 among PNCC, PNI, 1576626 Ontario Inc., 7731558 Canada Inc. and ArrangeCo, as amended or restated from time to time, the full text of which is set out as Appendix E to this Circular.

“Articles of Arrangement” means, collectively, the articles of arrangement of each of PNCC and PNI in respect of the Arrangement, in each case in form and substance satisfactory to the Requisite Consenting Parties, required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement.

“Backstop Commitment” means the commitment of the Backstop Parties pursuant to the Backstop Commitment Letter to purchase any New Second Lien Notes not otherwise purchased by Eligible Second Lien Noteholders in the New Capital Offering.

“Backstop Commitment Letter” means the backstop commitment letter dated as of July 7, 2016 among PNI, PNCC and the Backstop Parties.

“Backstop Consideration” means the non-refundable cash backstop commitment fee equal to the U.S. dollar equivalent of $5.5 million based on the Canadian Exchange Rate on the FX Date to be paid by Postmedia to the Backstop Parties in consideration for the Backstop Commitment.

“Backstop Consideration Notes” means New Second Lien Notes in an aggregate principal amount equal to the amount of the Backstop Consideration to be purchased by the Initial Backstop Parties with the Backstop Consideration on the Effective Date in accordance with the Plan of Arrangement.

“Backstop Joinder Agreement” means an agreement substantially in the form of Schedule E to the Backstop Commitment Letter.

“Backstop Parties” means, collectively, the Initial Backstop Parties and the Additional Backstop Parties, and their respective permitted assigns.

“BMO Capital Markets” means BMO Nesbitt Burns Inc.

“Boards of Directors” or “Boards” means, collectively, the PNCC Board and the PNI Board.

“Business Day” means any day, other than a Saturday, or a Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario.

“Canadian Exchange Rate” means on any particular date, the rate at which C$ may be exchanged into US$, determined by reference to the Bank of Canada noon spot rate as of such date.

“Canso” means Canso Investment Counsel Ltd., in its capacity as portfolio manager for and on behalf of certain accounts managed by it.

“CBCA” means the Canada Business Corporations Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date.

“CBCA Opinion” means the opinion of BMO Capital Markets dated July 7, 2016 in the form described in paragraph 4.03 of Industry Canada’s Policy Statement 15-1 — Policy of the Director concerning Arrangements under Section 192 of the CBCA and attached as Appendix J to this Circular.

“C$” or “$” means Canadian dollars.

“CDS” means CDS Clearing and Depository Services Inc. and its successors and assigns.

“Certificate” means the certificate giving effect to the Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of each of PNCC and PNI in accordance with Section 262 of the CBCA.

“CFC” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“Chatham” means certain individual funds for which Chatham Asset Management, LLC act as investment advisor.

“Code” means the United States Internal Revenue Code of 1986, as now in effect and as it may be amended from time to time prior to the Effective Date.

“Competition Act” means the Competition Act (Canada).

“Consolidation” means that component of the Recapitalization pursuant to which the issued and outstanding Voting Shares will be consolidated on the basis of one New Voting Share for every 100 existing Voting Shares and the issued and outstanding Variable Voting Shares will be consolidated on the basis of one New Variable Voting Share for every 100 existing Variable Voting Shares (or such other number of Voting Shares and Variable

Voting Shares as may be agreed by Postmedia and the Majority Supporting Second Lien Noteholders prior to the Effective Date).

“Corporation”, “Company” or “PNCC” means Postmedia Network Canada Corp.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Debt Modification Regulations” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“Depositary” means Kingsdale Shareholder Services.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“DSU Plan” means PNCC’s deferred share unit plan effective as of July 13, 2010.

“DSUs” means the deferred share units issued and outstanding and/or earned under the DSU Plan up to and including the Effective Date.

“DTC” means The Depository Trust & Clearing Corporation and its successors and assigns.

“Effective Date” means the date shown on the Certificate.

“Effective Time” means a time on the Effective Date as Postmedia and the Requisite Consenting Parties may agree, each acting reasonably.

“Electing Second Lien Noteholder” means every Eligible Second Lien Noteholder that completes and submits a duly executed New Second Lien Notes Participation Form in advance of the Participation Deadline in accordance with the terms of the Plan of Arrangement and the Interim Order.

“Eligible Second Lien Noteholder” means a Person that: (i) is a Second Lien Noteholder on the Record Date; (ii) if such Person is in the United States, it is an institution that is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act; and (iii) if such Person is resident outside of Canada and the United States, it is qualified to participate in the New Capital Offering in accordance with the Laws of its jurisdiction of residence and it has provided evidence satisfactory to Postmedia to demonstrate such qualification.

“Escrow Agent” means Kingsdale Shareholder Services, or such other escrow agent as may be agreed by the parties to the Escrow Agreement.

“Escrow Agreement” means an escrow agreement to be entered into between Postmedia, the Initial Backstop Parties, the Escrow Agent and Osler, Hoskin & Harcourt LLP for purposes of the Backstop Commitment Letter, the terms and conditions of which shall be acceptable to each of Postmedia, the Backstop Parties and the Escrow Agent, pursuant to which certain funds in respect of the New Second Lien Notes shall be received and held in escrow.

“Fairness Opinion” means the fairness opinion dated July 7, 2016 provided by BMO Capital Markets as set forth in Appendix I to this Circular.

“Final Order” means the final order of the Court approving the Arrangement under Section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and the Plan of Arrangement, in form and substance satisfactory to Postmedia and the Requisite Consenting Parties, each acting reasonably.

“First Lien Note Indenture” means the senior secured notes indenture dated August 16, 2012 among PNI, as issuer, Postmedia as guarantor, and Computershare Trust Company of Canada, as trustee and as collateral agent, as amended to the date hereof.

“First Lien Note Obligations” means all obligations owed to the First Lien Noteholders under the First Lien Notes and the First Lien Note Indenture, as applicable.

“First Lien Noteholders” means the holders of First Lien Notes.

“First Lien Noteholders’ Arrangement Resolution” means the resolution of the First Lien Noteholders relating to the Arrangement to be considered at the First Lien Noteholders’ Meeting, the full text of which is set out as Appendix A to this Circular.

“First Lien Noteholders’ Meeting” means the meeting of First Lien Noteholders to be held on September 7, 2016 to consider the matters set out in the First Lien Noteholders’ Notice.

“First Lien Noteholders’ Notice” means the notice of the First Lien Noteholders’ Meeting.

“First Lien Notes” means the 8.25% senior secured notes issued under the First Lien Note Indenture due August 16, 2017, as amended to the date hereof.

“First Lien Support Agreement” means the support agreement among PNI, PNCC and Canso dated July 7, 2016, including the term sheet appended thereto, pursuant to which Canso agreed to support and vote in favour of the Recapitalization on the terms and conditions set out therein, as may be amended from time to time pursuant to its terms.

“First Lien Trustee” means Computershare Trust Company of Canada in its capacities as trustee or collateral agent under the First Lien Note Indenture.

“Funded Amounts” means, collectively, the amount deposited in escrow with the Escrow Agent by Electing Second Lien Noteholders and by the Backstop Parties, in each case for the purchase of New Second Lien Notes pursuant to the New Capital Offering.

“Funding Deadline” means 11:00 a.m. (Toronto time) on the third Business Day prior to the expected Effective Date.

“FX Date” means a date to be agreed by Postmedia and the Majority Supporting Second Lien Noteholders that is at least one Business Day prior to the Funding Deadline and not more than seven Business Days prior to the anticipated Effective Date, or such other date as may be agreed by Postmedia and the Majority Supporting Second Lien Noteholders.

“Governmental Authority” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other Law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“Indentures” means, collectively, the First Lien Note Indenture and the Second Lien Note Indenture, as amended, modified or supplemented from time to time.

“Initial Backstop Parties” means those Second Lien Noteholders that entered into the Backstop Commitment Letter as of July 7, 2016, and their permitted assigns.

“Institutional Accredited Investor” means an institution that is an “accredited investor” within the meaning of Rule 501(a)(1),(2),(3) or (7) of Regulation D under the 1933 Act.

“Interim Order” means the interim order of the Court in respect of Postmedia pursuant to the CBCA, in form and substance acceptable to the Requisite Consenting Parties, which, among other things, calls and sets the date for the Meetings, as such order may be amended from time to time in a manner acceptable to the Requisite Consenting Parties, a copy of which is appended as Appendix L.

“Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary.

“IRS” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“Laws” or “Law” means any Law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of Law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Authority (including the TSX).

“Majority Supporting Second Lien Noteholders” means the Supporting Second Lien Noteholders holding in aggregate not less than 66 2/3% of the aggregate principal amount of Second Lien Notes held by all Supporting Second Lien Noteholders.

“Material Adverse Change” means any event, change, circumstance or effect occurring up to and including the closing of the Recapitalization that is reasonably likely to be or become, individually or in the aggregate, materially adverse to the Company and its subsidiaries (taken as a whole), provided that none of the following shall constitute a Material Adverse Change: (a) any change in applicable accounting standards; (b) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (c) any change affecting any of the industries in which the Company operates, including changes in exchange rates or commodity prices; (d) any natural disaster; (e) any change resulting from the execution, announcement, or performance of the Support Agreements, the Plan of Arrangement or any other related agreement and the consummation of the Recapitalization; (f) any change in the market price or trading volume of any securities of the Company or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade, or the failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the underlying facts giving rise to or contributing to such change or failure may be taken into account in determining whether there has been a Material Adverse Change); or (g) any action taken by the Company in accordance with the First Lien Support Agreement and the Second Lien Support Agreement, except in the cases of clauses (b), (c) or (d), to the extent that the Company, taken as a whole, is disproportionately affected as compared with other participants in the industries in which the Company operates.

“Meeting Date” means September 7, 2016.

“Meetings” means, collectively, the First Lien Noteholders’ Meeting, the Second Lien Noteholders’ Meeting and the Shareholders’ Meeting.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time.

“New Capital Offering” has the meaning ascribed thereto under the heading “Description of the Recapitalization”.

“New Capital Offering Amount” means an amount equal to the US$ equivalent of $110 million based on the Canadian Exchange Rate on the FX Date.

“New Capital Offering Pro-Rata Share” means, with respect to each Eligible Second Lien Noteholder, the amount of Second Lien Note Obligations owing to such Second Lien Noteholder as at the Record Date, divided by the aggregate amount of Second Lien Note Obligations owing to all Second Lien Noteholders as at the Record Date.

“New Indentures” means the Amended and Restated First Lien Note Indenture and the New Second Lien Note Indenture.

“New Notes” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“New Second Lien Notes” means the new U.S. dollar 10.25% senior secured second lien notes due July 15, 2023, to be issued by PNI pursuant to the New Second Lien Note Indenture on the Effective Date pursuant to and in accordance with the Plan of Arrangement in the aggregate principal amount equal to the Funded Amounts plus the amount of the Backstop Consideration.

“New Second Lien Note Indenture” means the senior secured notes indenture to be entered into among PNI, as issuer, PNCC as guarantor and a trustee to be designated by PNI in accordance with the Plan of Arrangement, as trustee, as amended from time to time and pursuant to which the New Second Lien Notes will be issued.

“New Second Lien Notes Participation Form” means the certification and participation form, attached as Appendix K to this Circular, to be circulated to Second Lien Noteholders pursuant to the Interim Order and completed by such Eligible Second Lien Noteholders who wish to participate in the New Capital Offering in advance of the Participation Deadline in order to make certain acknowledgments, agreements and certifications (including as to status as an Eligible Second Lien Noteholder) and to participate in the New Capital Offering.

“New Shares” means the New Variable Voting Shares and the New Voting Shares.

“New Variable Voting Shares” means the Variable Voting Shares issued on or following the Consolidation.

“New Voting Shares” means the Voting Shares issued on or following the Consolidation.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations, as amended or replaced from time to time

“Non-Registered Holder” means a beneficial holder of Shares or Notes.

“Noteholder Support Agreements” means, collectively, the First Lien Support Agreement and the Second Lien Support Agreement.

“Noteholders” means, collectively, the First Lien Noteholders and the Second Lien Noteholders and “Noteholder” means a holder of First Lien Notes or Second Lien Notes.

“Noteholders’ Meetings” means, collectively, the First Lien Noteholders’ Meeting and the Second Lien Noteholders’ Meeting.

“Notes” means, collectively, the First Lien Notes and the Second Lien Notes.

“Notices of Meeting” means, collectively, the First Lien Noteholders’ Notice, the Second Lien Noteholders’ Notice and the Shareholders’ Notice.

“Offered Notes” means the New Second Lien Notes offered to Eligible Second Lien Noteholders under the New Capital Offering.

“OID” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“Opinions” means the CBCA Opinion and the Fairness Opinion.

“Options” means options to purchase Shares issued and outstanding under the Stock Option Plan up to and including the Effective Date.

“Order” means any order of the Court in the Proceedings including, without limitation, the Interim Order and the Final Order.

“Outside Date” means December 16, 2016, or such other date as Postmedia and the Requisite Consenting Parties may agree, each acting reasonably.

“Participation Deadline” means 12:00 p.m. (Toronto time) on September 2, 2016, or such other date as Postmedia and the Requisite Consenting Parties may agree, each acting reasonably.

“Person” is to be broadly interpreted and includes any individual, firm, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, Government Authority or any agency, officer or instrumentality thereof or any other entity, wherever situate or domiciled, and whether or not having legal status.

“PFIC” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“Plan of Arrangement” means the plan of arrangement substantially in the form of Appendix F to this Circular and any amendments, modifications or supplements thereto made in accordance with the terms thereof or made at the direction of the Court in the Interim Order or Final Order or otherwise with the consent of Postmedia and the Requisite Consenting Parties, each acting reasonably.

“PNCC” means Postmedia Network Canada Corp.

“PNCC Board” means the board of directors of PNCC.

“PNI” means Postmedia Network Inc., and, as the context may require, includes Amalco as the corporation arising from the Amalgamation.

“Postmedia” means, collectively, PNCC and PNI.

“Principal Claim Amount” means, with respect to each holder of Notes, the principal amount of the Notes owned by such holder at the Record Date.

“Proceedings” means the proceedings under the CBCA commenced before the Court in respect of the Plan of Arrangement.

“Proxy Deadline” means 12:00 p.m. (Toronto time) on September 2, 2016.

“Recapitalization” means the transactions contemplated by this Circular, including the Plan of Arrangement.

“Record Date” means 5:00 p.m. on August 5, 2016.

“Registered Noteholder” means a Noteholder as shown on the register maintained by or on behalf of PNI for the Notes.

“Registered Shareholder” means a Shareholder as shown in the register maintained by or on behalf of PNCC for the Shares.

“Requisite Consenting Parties” means, collectively, the Majority Supporting Second Lien Noteholders and Canso.

“Rights Plan” means the Shareholder Rights Plan Agreement dated as of November 8, 2010 between the Corporation and Computershare Trust Company of Canada, as rights agent.

“Rights Plan Amendments Resolution” means the resolution of the Second Lien Noteholders and Shareholders to approve the Rights Plan Amendments, the full text of which is set out as Appendix D to this Circular.

“Rights Plan Amendments” means the proposed amendments to the Rights Plan described under “Description of the Arrangement – Rights Plan Amendments.”

“RSU Plan” means PNCC’s restricted share unit plan effective as of July 13, 2010, and as amended and rested on October 27, 2011, and as may be further amended prior to the Effective Date and from time to time thereafter.

“RSUs” means the restricted share units issued and outstanding under the RSU Plan up to and including the Effective Date.

“SEC” means the United States Securities and Exchange Commission.

“Second Lien Note Exchange Transaction” means that component of the Recapitalization pursuant to which Second Lien Noteholders will receive the Second Lien Settlement Shares, representing 98% of the New Shares that will be outstanding upon completion of the Recapitalization in full settlement of the Second Lien Note Obligations.

“Second Lien Note Indenture” means the senior secured notes indenture dated July 13, 2010 among PNI, as issuer, PNCC as guarantor, The Bank of New York Mellon as trustee, and BNY Trust Company of Canada as collateral agent, as amended to the date hereof.

“Second Lien Note Obligations” means all obligations, including principal, accrued and unpaid interest, make-whole, premium and other amounts owing from and after July 15, 2016, owed to the Second Lien Noteholders under the Second Lien Notes and the Second Lien Note Indenture, as applicable.

“Second Lien Noteholder Pro-Rata Share” means, with respect to each Second Lien Noteholder, the amount of Second Lien Note Obligations owing to such Second Lien Noteholder as at the Effective Date, divided by the aggregate amount of Second Lien Note Obligations owing to all Second Lien Noteholders as at the Effective Date.

“Second Lien Noteholders” means the holders of Second Lien Notes.

“Second Lien Noteholders’ Arrangement Resolution” means the resolution of the Second Lien Noteholders to approve the Arrangement, the full text of which is set out as Appendix B to this Circular.

“Second Lien Noteholders’ Meeting” means the meeting of Second Lien Noteholders to be held on September 7, 2016 to consider the matters set out in the Second Lien Noteholders’ Notice.

“Second Lien Noteholders’ Notice” means the notice of the Second Lien Noteholders’ Meeting.

“Second Lien Notes” means the 12.50% senior secured notes issued under the Second Lien Note Indenture due July 15, 2018, as amended to the date hereof.

“Second Lien Settlement Shares” means the New Variable Voting Shares to be issued to the Second Lien Noteholders pursuant to the Plan of Arrangement in full settlement of the Second Lien Note Obligations, which New Variable Voting Shares will represent 98% of the number of New Shares outstanding upon completion of the Recapitalization.

“Second Lien Support Agreement” means the support agreement among PNI, Postmedia and the Supporting Second Lien Noteholders dated July 7, 2016, including the term sheet appended thereto, pursuant to which the Supporting Second Lien Noteholders agreed to support and vote in favour of the Recapitalization on the terms and conditions set out therein, as may be amended from time to time pursuant to its terms.

“Second Lien Trustee” means the Bank of New York Mellon in its capacity as trustee under the Second Lien Note Indenture.

“Securityholders” means, collectively, the Noteholders and Shareholders.

“Shareholder Support Agreements” means certain support agreements between Postmedia and its Shareholders pursuant to which such Shareholders have agreed to support the Recapitalization and vote their Shares in favour of the various resolutions required to implement the Recapitalization at the Shareholders’ Meeting.

“Shareholders” means the holders of Shares.

“Shareholders’ Arrangement Resolution” means the resolution of the Shareholders to approve the Arrangement, the full text of which is set out as Appendix C to this Circular.

“Shareholders’ Meeting” means the meeting of Shareholders to be held on September 7, 2016 to consider the matters set out in the Shareholders’ Notice.

“Shareholders’ Notice” means the notice of the Shareholders’ Meeting.

“Shares” means, collectively, the Voting Shares and the Variable Voting Shares.

“Special Committee” means the independent special committee of the PNCC Board.

“Stock Option Plan” means PNCC’s employee stock option plan effective as of July 13, 2010, as amended and restated on July 12, 2011, October 21, 2015 and January 13, 2016, and as may be further amended prior to the Effective Date and from time to time thereafter.

“Subscription Amount” means the amount of funds (in U.S. dollars based on the Canadian Exchange Rate as of the FX Date) required to be deposited in escrow by the Funding Deadline with the Escrow Agent by an Electing Second Lien Noteholder for the purchase of its New Second Lien Notes pursuant to the New Capital Offering by the Funding Deadline.

“Support Agreements” means, collectively, the Noteholder Support Agreements and the Shareholder Support Agreements.

“Supporting Second Lien Noteholders” means those Second Lien Noteholders who have entered into the Second Lien Support Agreement dated July 7, 2016 (including by way of a joinder agreement with PNCC and PNI), in respect of which the Second Lien Support Agreement has not been terminated.

“Tax Act” means the Income Tax Act (Canada) as now in effect and as it may be amended from time to time.

“Transfer Agent” means Computershare Investor Services Inc., the registrar and transfer agent of the Shares and the proposed registrar and transfer agent of the New Shares.

“Treasury Regulations” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“TSX” means the Toronto Stock Exchange.

“TSX Conditional Listing Approval” means the conditional listing approval of the TSX in respect of the issuance of the Second Lien Settlement Shares, the Consolidation and the Rights Plan Amendments.

“US$” or “U.S. dollars” means the lawful currency of the United States of America.

“Variable Voting Shares” means the Class NC variable voting shares in the capital of PNCC.

“Voting Shares” means the Class C voting shares in the capital of the PNCC.

POSTMEDIA NETWORK INC.

NOTICE OF MEETING OF FIRST LIEN NOTEHOLDERS

TO HOLDERS OF THE 8.25% SENIOR SECURED NOTES DUE AUGUST 16, 2017 OF POSTMEDIA NETWORK INC. (the “First Lien Notes”):

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (the “Court”) dated August 5, 2016, a meeting (the “First Lien Noteholders’ Meeting”) of the registered holders of the First Lien Notes (the “First Lien Noteholders”) of Postmedia Network Inc. will be held at Goodmans LLP, 333 Bay Street Suite 3400, Toronto, Ontario M5H 2S7, on the 7th day of September, 2016, at 9:00 a.m. (Toronto time) for the following purposes:

1.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “First Lien Noteholders’ Arrangement Resolution”), the full text of which is set out in Appendix A to the accompanying management information circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular; and

2.	to transact such other business as may properly come before the First Lien Noteholders’ Meeting or any adjournment thereof.

The record date (the “Record Date”) for entitlement to notice of the First Lien Noteholders’ Meeting has been set by the Court, subject to any further order of the Court, as August 5, 2016. At the First Lien Noteholders’ Meeting, each First Lien Noteholder as of the Record Date will have one vote for each C$1,000 of principal amount of First Lien Notes owned by such First Lien Noteholder at the Record Date.

Subject to any further order of the Court, the Court has set the quorum for the First Lien Noteholders’ Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at the First Lien Noteholders’ Meeting.

A First Lien Noteholder may attend the First Lien Noteholders’ Meeting in person or may appoint another person as proxyholder. The voting information form to be delivered by the trustee of the First Lien Notes nominates Rod Phillips and Paul Godfrey and either one of them with full power of substitution as proxyholders. A First Lien Noteholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the applicable voting instruction card received from its broker or other intermediary. Persons appointed as proxyholders need not be First Lien Noteholders.

Subject to any further order of the Court, the vote required to pass the First Lien Noteholders’ Arrangement Resolution is the affirmative vote of at least 66 2⁄3% of the votes cast by First Lien Noteholders present in person or by proxy at the First Lien Noteholders’ Meeting and entitled to vote on the First Lien Noteholders’ Arrangement Resolution. The implementation of the plan of arrangement, which is attached as Appendix F to the Circular, is also subject to approval by the holders of 12.50% senior secured notes of Postmedia Network Inc. due July 15, 2018 (the “Second Lien Noteholders”) at a meeting and the approval of the Court, as well as the satisfaction or waiver of certain other conditions. The Second Lien Noteholders’ meeting is scheduled to be heard at 9:30 a.m. (Toronto time) on September 7, 2016 at 333 Bay Street Suite 3400, Toronto, Ontario M5H 2S7.

DATED at Toronto, Ontario, this 5th day of August, 2016.

By Order of the Board of Directors of Postmedia Network Inc.

Paul Godfrey (signed)
President and Chief Executive Officer

If you are a non-registered First Lien Noteholder and you receive these materials through your broker, custodian, nominee or other intermediary, you should follow the instructions provided by your broker, custodian, nominee or other intermediary in order to vote your First Lien Notes. If you are a registered First Lien Noteholder, whether or not you are able to be present at the First Lien Noteholders’ Meeting you are requested to vote following the instructions provided on the appropriate voting instruction card or proxy using one of the available methods. In order to be effective, proxies or voting information forms, as applicable, must be received by Computershare Trust Company of Canada prior to 12:00 p.m. (Toronto time) on September 2, 2016 (or, in the event that the First Lien Noteholders’ Meeting is adjourned or postponed, prior to 12:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed First Lien Noteholders’ Meeting) at one of the following addresses:

By Mail:	By Overnight Courier:	By Hand:

Computershare 100 University Avenue, 8th Floor – Proxy Department Toronto, Ontario, M5J 2Y1	Computershare Trust Company of Canada 100 University Avenue, 8th Floor – Proxy Department Toronto, Ontario, M5J 2Y1	Computershare Trust Company of Canada 100 University Avenue, 8th Floor – Proxy Department Toronto, Ontario, M5J 2Y1

If First Lien Noteholders have any questions about obtaining and completing proxies, they should contact Kingsdale Shareholder Services at 1-866-581-0506 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or email at contactus@kingsdaleshareholder.com.

POSTMEDIA NETWORK INC.

NOTICE OF MEETING OF SECOND LIEN NOTEHOLDERS

TO HOLDERS OF THE 12.50% SENIOR SECURED NOTES DUE JULY 15, 2018 OF POSTMEDIA NETWORK INC. (the “Second Lien Notes”):

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (the “Court”) dated August 5, 2016, a meeting (the “Second Lien Noteholders’ Meeting”) of the registered holders of the Second Lien Notes (the “Second Lien Noteholders”) of Postmedia Network Inc. will be held at Goodmans LLP, 333 Bay Street Suite 3400, Toronto, Ontario M5H 2S7, on the 7th day of September, 2016, at 9:30 a.m. (Toronto time) for the following purposes:

1.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Second Lien Noteholders’ Arrangement Resolution”), the full text of which is set out in Appendix B to the accompanying management information circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular;

2.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Rights Plan Amendments Resolution”), the full text of which is set out in Appendix D to the accompanying Circular, approving certain amendments to the shareholder rights plan agreement dated as of November 8, 2010 between Postmedia Network Canada Corp. (“PNCC”) and Computershare Trust Company of Canada, as rights agent, which amendments are more particularly described in the Circular;

3.	to transact such other business as may properly come before the Second Lien Noteholders’ Meeting or any adjournment thereof.

The record date (the “Record Date”) for entitlement to notice of the Second Lien Noteholders’ Meeting has been set by the Court, subject to any further order of the Court, as August 5, 2016. At the Second Lien Noteholders’ Meeting, each Second Lien Noteholder as of the Record Date will have one vote for each US$1,000 of principal amount of Second Lien Notes owned by such Second Lien Noteholder at the Record Date.

Subject to any further order of the Court, the Court has set the quorum for the Second Lien Noteholders’ Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at the Second Lien Noteholders’ Meeting.

A Second Lien Noteholder may attend the Second Lien Noteholders’ Meeting in person or may appoint another person as proxyholder. The voting information form to be delivered by the trustee of the Second Lien Notes nominates Rod Phillips and Paul Godfrey and either one of them with full power of substitution as proxyholders. A Second Lien Noteholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the applicable voting instruction card received from its broker or other intermediary. Persons appointed as proxyholders need not be Second Lien Noteholders.

Subject to any further order of the Court, the vote required to pass the Second Lien Noteholders’ Arrangement Resolution is the affirmative vote of at least 66 2⁄3% of the votes cast by Second Lien Noteholders present in person or by proxy at the Second Lien Noteholders’ Meeting and entitled to vote on the Second Lien Noteholders’ Arrangement Resolution. The implementation of the plan of arrangement, which is attached as Appendix F to the Circular, is also subject to approval by the holders of 8.25% senior secured notes of Postmedia Network Inc. due August 16, 2017 (the “First Lien Noteholders”) at a separate meeting and the approval of the Court, as well as the satisfaction or waiver of certain other conditions. The First Lien Noteholders’ meeting is scheduled to be heard at 9:00 a.m. (Toronto time) on September 7, 2016 at 333 Bay Street Suite 3400, Toronto, Ontario M5H 2S7.

All Second Lien Noteholders and the holders (the “Shareholders”) of the voting shares and the variable voting shares in the capital of PNCC (the “Shares”) shall vote as one class for the purposes of voting on the Rights Plan Amendments Resolution. In order for the Rights Plan Amendments Resolution to be passed, not less than (i) a simple majority of the aggregate number of votes cast at the Second Lien Noteholders’ Meeting and the special meeting of the Shareholders to be held on September 7, 2016, on the basis of one vote for each Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date), and (ii) a simple majority of the aggregate number of votes cast at such meetings, on the basis of one vote for each Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date) (without giving effect to votes cast by any Person that will hold more than 20% of the total number of outstanding New Shares upon completion of the Recapitalization, which, based on Shares and Second Lien Notes held as at the Record Date, will include Chatham Fund, LP and/or Chatham Asset High Yield Master Fund, Ltd.), must be cast in favour of the Rights Plan Amendments Resolution.

DATED at Toronto, Ontario, this 5th day of August, 2016.

By Order of the Board of Directors of Postmedia Network Inc.

Paul Godfrey (signed)
President and Chief Executive Officer

If you are a non-registered Second Lien Noteholder and you receive these materials through your broker, custodian, nominee or other intermediary, you should follow the instructions provided by your broker, custodian, nominee or other intermediary in order to vote your Second Lien Notes. If you are a registered Second Lien Noteholder, whether or not you are able to be present at the Second Lien Noteholders’ Meeting you are requested to vote following the instructions provided on the appropriate voting instruction card or proxy using one of the available methods. In order to be effective, proxies or voting information forms, as applicable, must be received by Kingsdale Shareholder Services prior to 12:00 p.m. (Toronto time) on September 2, 2016 (or, in the event that the Second Lien Noteholders’ Meeting is adjourned or postponed, prior to 12:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed Second Lien Noteholders’ Meeting) at one of the following addresses:

By Mail:	By Overnight Courier:	By Hand:

Kingsdale Shareholder Services The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario, M5V 1E2	Kingsdale Shareholder Services The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario, M5V 1E2	Kingsdale Shareholder Services The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario, M5V 1E2

If Second Lien Noteholders have any questions about obtaining and completing proxies, they should contact Kingsdale Shareholder Services at 1-866-581-0506 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or email at contactus@kingsdaleshareholder.com.

POSTMEDIA NETWORK CANADA CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO HOLDERS OF SHARES OF POSTMEDIA NETWORK CANADA CORP.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Shareholders’ Meeting”) of the holders (the “Shareholders”) of the voting shares (the “Voting Shares”) and variable voting shares (the “Variable Voting Shares” and, together with the Voting Shares, the “Shares”) of Postmedia Network Canada Corp. (“PNCC”) will be held at Goodmans LLP, 333 Bay Street Suite 3400, Toronto, Ontario M5H 2S7, on the 7th day of September, 2016 at 10:00 a.m. (Toronto time) for the following purposes:

1.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Shareholders’ Arrangement Resolution”), the full text of which is set out in Appendix C to the accompanying management information circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular;

2.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Rights Plan Amendments Resolution”), the full text of which is set out in Appendix D to the accompanying Circular, approving certain amendments to the shareholder rights plan agreement dated as of November 8, 2010 between PNCC and Computershare Trust Company of Canada, as rights agent (the “Rights Plan”), which amendments are more particularly described in the Circular;

3.	to transact such other business as may properly come before the Shareholders’ Meeting or any adjournment thereof.

The record date (the “Shareholder Record Date”) for entitlement to notice of the Shareholders’ Meeting is August 5, 2016. At the Shareholders’ Meeting, each Shareholder as of the Shareholder Record Date will have the voting rights described in the Circular.

Subject to any further order of the Court, the Court has set the quorum for the Shareholders’ Meeting as the presence, in person or by proxy, of two or more persons holding not less than 10% of the outstanding Shares entitled to vote at the Shareholders’ Meeting.

A Shareholder may attend the Shareholders’ Meeting in person or may appoint another person as proxyholder. Each of the forms of proxy accompanying the Circular nominates Rod Phillips and Paul Godfrey and either one of them with full power of substitution as proxyholders. A Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Shareholders.

Subject to any further order of the Court, the vote required to pass the Shareholders’ Arrangement Resolution is the affirmative vote of at least 66 2⁄3% of the votes cast by Shareholders present in person or by proxy at the Shareholders’ Meeting and entitled to vote on the Shareholders’ Arrangement Resolution.

All holders of the 12.50% senior secured notes due July 15, 2018 of Postmedia Network Inc. (the “Second Lien Noteholders”) and the Shareholders shall vote as one class for the purposes of voting on the Rights Plan Amendments Resolution. In order for the Rights Plan Amendments Resolution to be passed, not less than (i) a simple majority of the aggregate number of votes cast at the Shareholders’ Meeting and the meeting of the Second Lien Noteholders to be held on September 7, 2016, on the basis of one vote for each Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date), and (ii) a simple majority of the aggregate number of votes cast at such meetings, on the basis of one vote for each Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date) (without giving effect to votes cast by any Person that will hold more than 20% of the total number of outstanding New Shares upon completion of the Recapitalization, which, based on Shares and Second Lien Notes held as at the Record Date, will include Chatham Fund, LP and/or Chatham Asset High Yield Master Fund, Ltd.), must be cast in favour of the Rights Plan Amendments Resolution.

The implementation of the plan of arrangement, which is attached as Appendix F to the Circular, is subject to approval by the holders of 8.25% senior secured notes and 12.50% senior secured notes of Postmedia Network Inc. at separate meetings and the approval of the Court, as well as the satisfaction or waiver of certain other conditions. Implementation of the plan of arrangement is not subject to approval of the Shareholder’ Arrangement Resolution; if the Shareholders’ Arrangement Resolution is not approved at the Shareholders’ Meeting, the step of the Arrangement which contemplates the consolidation of the Shares on the basis of one new Voting Share for every 100 existing Voting Shares and one new Variable Voting Share for every 100 existing Variable Voting Shares will not proceed but the balance of the Arrangement will, subject to the receipt of all necessary approvals and the satisfaction or waiver of all other conditions, still be implemented.

DATED at Toronto, Ontario this 5th day of August, 2016.

By Order of the Board of Directors of Postmedia Network Canada Corp.

Paul Godfrey (signed)
President and Chief Executive Officer

If you are a non-registered Shareholder and you receive these materials through your broker, custodian, nominee or other intermediary, you should follow the instructions provided by your broker, custodian, nominee or other intermediary in order to vote your Shares. If you are a registered Shareholder, whether or not you are able to be present at the Shareholders’ Meeting you are requested to vote following the instructions provided on the appropriate voting instruction card or proxy using one of the available methods. In order to be effective, proxies must be received by Computershare Investor Services Inc. prior to 12:00 p.m. (Toronto time) on September 2, 2016 (or, in the event that the Shareholders’ Meeting is adjourned or postponed, prior to 12:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed Shareholders’ Meeting) at one of the following addresses:

By Hand, by Courier or by Registered Mail:

Computershare Investor Services Inc.

11th Floor, 100 University Avenue

Proxy Department

Toronto, Ontario M5J 2Y1

If Shareholders have any questions about obtaining and completing proxies, they should contact Kingsdale Shareholder Services by telephone at 1-866-581-0506 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or by email at contactus@kingsdaleshareholder.com

SUMMARY

This summary highlights selected information from this Circular to help Securityholders understand the Recapitalization. Securityholders should read this Circular carefully in its entirety to understand the terms of the Recapitalization as well as tax and other considerations that may be important to them in deciding whether to approve the Recapitalization and certain related matters. Securityholders should pay special attention to the “Risk Factors” section of this Circular. The following summary is qualified in its entirety by reference to the detailed information contained or incorporated by reference in this Circular. Capitalized terms used herein, and not otherwise defined, have the meanings ascribed to them in the Glossary of Terms which begins on page 5.

POSTMEDIA NETWORK CANADA CORP.

PNCC is a holding company incorporated under the federal Laws of Canada, which conducts its newsmedia business through its wholly owned subsidiary, PNI. PNCC’s Voting Shares and Variable Voting Shares are listed on the TSX under the symbol PNC.A and PNC.B, respectively. PNCC’s head and registered office is located at 365 Bloor Street East, 12th Floor, Toronto, Ontario, M4W 3L4.

POSTMEDIA NETWORK INC.

PNI is a company incorporated under the federal Laws of Canada and is a wholly owned subsidiary of PNCC. PNI is the issuer of the First Lien Notes and the Second Lien Notes. PNI’s head and registered office is located at 365 Bloor Street East, 12th Floor, Toronto, Ontario, M4W 3L4.

9854711 CANADA LIMITED

9854711 Canada Limited (“ArrangeCo”) is a company incorporated under the federal Laws of Canada for purposes of completing the Arrangement. It is a wholly owned subsidiary of PNI. ArrangeCo’s head and registered office is located at 365 Bloor Street East, 12th Floor, Toronto, Ontario, M4W 3L4.

BACKGROUND TO AND REASONS FOR THE RECAPITALIZATION

For the last several years, Postmedia has faced increasingly challenging business conditions including adverse economic conditions generally and downturns in the Canadian economy. At the same time, the industry has experienced structural shifts in advertising revenue and circulation, include a continuing shift from newspaper advertising to advertising in other formats, including new media outlets. Postmedia expects that print advertising and print circulation revenue, which collectively represented approximately 83% of its consolidated revenues in the year ended August 31, 2015, will continue to be challenged by these economic and industry trends.

In the context of these challenges, Postmedia has focused on building its brand, driving revenue, improving operations and advancing its digital business as well as reducing its debt levels. These efforts to strengthen its business and financial condition included a number of previously announced initiatives, including using proceeds from asset sales and cash from operations to repay in excess of $276 million in debt since 2010 through a combination of voluntary and mandatory payments, implementing a business transformation program between July 2012 and August 2015 that resulted in net annualized cost savings of approximately $136 million primarily through decreases in compensation expenses and acquiring the Sun Media English language newspaper speciality publication and digital properties in April 2015. In July 2015, Postmedia announced further cost reduction initiatives that targeted an estimated $50 million in annualized operating cost savings through a combination of acquisition synergies and further streamlining of operations and in January 2016 the operating cost savings target was updated to $80 million. During the three months ended May 31, 2016, Postmedia implemented initiatives that are expected to result in an additional $9 million of net annualized cost savings. In total, Postmedia has implemented net annualized cost savings of approximately $64 million since the cost reductions initiatives were announced in July 2015.

Although Postmedia made significant progress in improving its business and financial condition, faced with continued deteriorating business conditions and a highly leveraged balance sheet, on April 7, 2016 Postmedia announced that it was reviewing alternatives to improve its capital structure and liquidity. The review was undertaken by Postmedia’s management and overseen by the Special Committee. BMO Capital Markets was hired as financial advisor to Postmedia to, among other things, consider and review with the Company potential strategic options and alternatives related to Postmedia’s capital structure and liquidity and provide advice on and assist with a potential transaction. Management and the Special Committee, with the assistance of its legal and financial advisors, considered a number of alternatives including non-core asset sales, cost reductions, revenue enhancements and initiatives, refinancing or repayment of debt and the issuance of new debt or equity and other strategic alternatives including the sale of Postmedia. In the course of its deliberations, the Special Committee determined that many of the potential alternatives were not available or did not achieve the desired objective of reducing debt while leaving Postmedia in a position to build value for its Shareholders and other stakeholders.

The Recapitalization evolved from discussions with a variety of stakeholders as a means by which Postmedia could normalize its capital structure and enhance liquidity in a consensual process that is fair and reasonable to all stakeholders. Normalizing its capital structure and enhancing liquidity will allow the Corporation to have an improved debt level and sufficient cash flow to adequately invest in and develop its business.

Management and the Boards of Directors believe that the Recapitalization is in the best interest of all Securityholders, providing the following key benefits to the Corporation:

●	improving financial strength and reducing financial risk by retiring approximately C$307 million of debt through the:

¡	exchange of the Second Lien Notes for Second Lien Settlement Shares; and

¡	repayment of C$78 million principal amount of the First Lien Notes;

●	decreasing annual cash interest expense by approximately C$50 million;

●	raising the US$ equivalent of C$110 million of new capital through the New Capital Offering; and

●	extending the maturity of the First Lien Notes to July, 2021.

If the Recapitalization is not completed, the Corporation would pursue other strategic alternatives in an effort to maintain the viability of the Corporation as a going concern. In this respect, the Corporation has secured the commitment of Canso and the Supporting Second Lien Noteholders to support an Alternative Transaction.

See “Risk Factors – Risks Relating to the Non-Implementation of the Recapitalization”.

DESCRIPTION OF THE RECAPITALIZATION

This Circular describes the proposed Recapitalization. The Recapitalization and certain related matters will be considered by the Noteholders and Shareholders at their respective Meetings called for those purposes. If completed as contemplated, the Recapitalization will effect a number of significant changes to the capital structure of the Corporation, as more particularly described below and elsewhere in this Circular.

See “Description of the Recapitalization”.

Effect of the Recapitalization

Share Consolidation

As an initial step in the Plan of Arrangement, the Corporation intends to implement the Consolidation pursuant to which the issued and outstanding Voting Shares and Variable Voting Shares will be consolidated on the basis of one New Voting Share for every 100 Voting Shares and one New Variable Voting Share for every 100 Variable Voting Shares (or such other number of Voting Shares and Variable Voting Shares as may be agreed by Postmedia and the Majority Supporting Second Lien Noteholders prior to the Effective Date).

The Consolidation will not materially affect Shareholders’ percentage ownership of the Corporation and will merely proportionately reduce the number of Shares held by each Shareholder. Based on 276,246,490 Variable Voting Shares and 4,935,355 Voting Shares outstanding as of July 28, 2016, the Consolidation will reduce the number of existing issued and outstanding Shares, prior to the issuance of the Second Lien Settlement Shares, to approximately 2,762,464 New Variable Voting Shares and 49,353 New Voting Shares. No fractional Shares will be issued in connection with the Consolidation and, in the event a Shareholder would otherwise be entitled to receive a fractional New Share upon the Consolidation, such fraction will be rounded down to the nearest whole number of New Shares. Any holder of less than 100 Shares will not receive any New Shares pursuant to the Consolidation.

Assuming the Consolidation is completed on the basis of one New Voting Share for every 100 Voting Shares and one New Variable Voting Share for every 100 Variable Voting Shares and based on the number of Voting Shares and Variable Voting Shares outstanding as of July 28, 2016, it is currently expected that upon completion of the Recapitalization there will be 140,590,850 New Shares outstanding (140,541,497 New Variable Voting Shares and 49,353 New Voting Shares) consisting of (i) 137,779,033 Second Lien Settlement Shares (all of which will be New Variable Voting Shares) and (ii) 2,811,817 New Shares (2,762,464 New Variable Voting Shares and 49,353 New Voting Shares) owned by Shareholders who held Shares immediately prior to completion of the Recapitalization.

The Consolidation is being proposed to, among other things, reduce the total number of Shares that will otherwise be outstanding following the Recapitalization in order to facilitate trading on the TSX and to make the New Shares more attractive to investors. However, no assurances can be given as to the effect of the Consolidation on the market price or liquidity of the New Shares. Specifically, no assurance can be given that, if the Consolidation is effected, the market price of the New Shares will increase by the same multiple as the Consolidation ratio or result in a permanent increase in the market price, which possible results are dependent on various factors, many of which are beyond the control of Postmedia.

Implementation of the Plan of Arrangement is not subject to approval of the Shareholders’ Arrangement Resolution; if the Shareholders’ Arrangement Resolution is not approved at the Meeting, the Consolidation will not proceed and the Plan of Arrangement will be, and will be deemed to be, amended to remove the Consolidation as a step in the Plan of Arrangement (with such conforming changes as may be necessary) but the balance of the Arrangement will, subject to the receipt of all necessary approvals and the satisfaction or waiver of all other conditions, still be implemented. See “Description of the Recapitalization – The Consolidation”.

Effect on Second Lien Noteholders

Under the Plan of Arrangement, all accrued and unpaid interest on the Second Lien Notes up to and including July 15, 2016 (excluding, for greater certainty, any default interest or interest accrued after July 15, 2016) will be paid in cash and Second Lien Noteholders will receive the Second Lien Settlement Shares, representing 98% of the New Shares outstanding upon completion of the Recapitalization in full settlement of the Second Lien Note Obligations. The Second Lien Settlement Shares will be allocated to the Second Lien Noteholders based on their Second Lien Noteholder Pro-Rata Share of the Second Lien Settlement Shares.

A Second Lien Noteholder Pro-Rata Share shall be calculated by dividing (i) the amount of Second Lien Note Obligations owing to a Second Lien Noteholder as at the Effective Date, by (ii) the aggregate amount of Second Lien Note Obligations owing to all Second Lien Noteholders as at the Effective Date.

Additionally, Eligible Second Lien Noteholders will have the right to participate in the New Capital Offering and acquire up to their New Capital Offering Pro-Rata Share of the Offered Notes. The New Second Lien Notes will be issued pursuant to the New Second Lien Note Indenture, will be DTC eligible and bear interest at an annual rate of, at the option of PNI, either (i) 10.25% cash interest, or (ii) 11.25% PIK interest, provided that no cash interest shall be paid unless permitted by the Amended and Restated First Lien Note Indenture. A description of the terms of the New Second Lien Notes is set forth in Appendix H. A copy of the New Second Lien Note Indenture in substantially final form will be made available for review on Postmedia’s website at www.postmedia.com and under the Corporation’s SEDAR profile at www.sedar.com. Postmedia will issue a press release once the document has been posted for viewing.

Second Lien Noteholders that wish to participate in the New Capital Offering will be required to duly execute and submit a New Second Lien Notes Participation Form before the Participation Deadline (or any such earlier deadline as established by their Intermediary), to their Intermediary in accordance with the instructions set out in the New Second Lien Notes Participation Form.

Postmedia has received commitments from the Backstop Parties pursuant to the Backstop Commitment Letter to purchase all of the New Second Lien Notes that are not otherwise subscribed for and taken up in the New Capital Offering.

The Initial Backstop Parties will be paid a backstop commitment fee, equal to the U.S. dollar equivalent of $5.5 million based on the Canadian Exchange Rate on the FX Date, upon completion of the New Capital Offering or upon termination of the Recapitalization in certain circumstances. If the New Capital Offering is completed, this fee will be used by the Backstop Parties to acquire the Backstop Consideration Notes.

See “Description of the Recapitalization – The New Capital Offering” and “Description of the Recapitalization – Treatment of Securityholders – Second Lien Notes”.

Effect on First Lien Noteholders

Under the Plan of Arrangement, approximately $78 million of the First Lien Notes will be repaid on a pro-rata basis, all accrued and unpaid interest on the First Lien Notes up to the Effective Date will be paid in cash and the remaining $225 million First Lien Notes will be exchanged, dollar for dollar, for the Amended and Restated First Lien Notes. The First Lien Note Indenture will be amended and restated pursuant to the Amended and Restated First Lien Note Indenture to, among other things, (i) extend the maturity date of to July 15, 2021, and (ii) effect the other amendments summarized in Appendix G.

Each First Lien Noteholder will receive Amended and Restated First Lien Notes in exchange for an equal principal amount of First Lien Notes, which Amended and Restated First Lien Notes shall be amended and restated, pursuant to, and thereafter governed by, the Amended and Restated First Lien Note Indenture and shall be a continuation of the First Lien Notes, as so amended and restated, without novation.

A summary of the amendments to the First Lien Notes effected pursuant to the Amended and Restated First Lien Indenture are set forth in Appendix G. A copy of the Amended and Restated First Lien Note Indenture in substantially final form will be made available for review on Postmedia’s website at www.postmedia.com and under the Corporation’s SEDAR profile at www.sedar.com. Postmedia will issue a press release once the document has been posted for viewing.

See “Description of the Recapitalization – Treatment of Securityholders – First Lien Notes”.

Effect on Shareholders

Following the Consolidation and the issuance of the Second Lien Settlement Shares pursuant to the Plan of Arrangement, Shareholders immediately prior to completion of the Recapitalization will own 2% of the outstanding New Shares.

Effect on Other Stakeholders

Pursuant to the Plan of Arrangement, all outstanding Options, RSUs and other rights to acquire Shares (except pursuant to the Rights Plan) will be terminated and all outstanding DSUs will be paid out in full in cash. The Stock Option Plan and RSU Plan will not be terminated, will be amended prior to the completion of the Recapitalization and will remain in place following completion of the Recapitalization and PNCC’s Board of Directors will have the ability to issue new awards under these plans in accordance with their terms.

The Recapitalization will not affect Postmedia’s obligations to employees, customers, suppliers and governmental authorities, which will continue to be satisfied in the ordinary course.

See “Description of the Recapitalization – Treatment of Securityholders – Other Stakeholders”.

The Amalgamation

As the final step of the Plan of Arrangement, PNI and ArrangeCo will be amalgamated under the CBCA pursuant to the Plan of Arrangement.

See “Description of the Recapitalization – The Amalgamation”.

The Rights Plan Amendments

At the Shareholders’ Meeting, Shareholders will be asked to approve the following amendments to the Rights Plan in connection with the Recapitalization in accordance with Postmedia’s obligations under the Second Lien Support Agreement:

●

amend the definition of “grandfathered person” to include Chatham and any purchaser of Chatham’s New Shares, provided that such purchaser is a non-Canadian who, at the time of such purchase, holds no Shares or a de minimis number of Shares and, as a result of such purchase, would otherwise have been an “Acquiring Person” for purposes of the Rights Plan;

●

provide that, upon Canso and/or its affiliates and/or any accounts over which it or its affiliates exercise control or direction and/or any persons acting jointly or in concert with Canso or its affiliates (all such persons, together with Canso, are referred to herein as the “Canso Group”) converting the New Variable Voting Shares it exercises voting control or direction over into New Voting Shares, which, together with any New Voting Shares owned by the Canso Group, represent 20% or more of the outstanding New Voting Shares (excluding all New Variable Voting Shares not being converted and other securities convertible into, exercisable into or exchangeable for Voting Shares), Canso would be an “Acquiring Person” for purposes of the Rights Plan;

●

amend paragraph (iv) and (v) of the definition of “Permitted Bid” to provide that 50% of all New Shares, on an aggregate basis, must be tendered to a Take-over Bid (as defined in the Rights Plan), rather than 50% of each of the New Variable Voting Shares and New Voting Shares, in order for a Take-over Bid to qualify as a “Permitted Bid”;

●	provide that the next reconfirmation of the Rights Plan by Shareholders will be at the annual shareholder meeting held in 2020; and

●	amend the definition of “Effective Date” to be the Effective Date.

If approved, the Rights Plan Amendments will become effective only upon completion of the Recapitalization. In addition, if the Rights Plan Amendments are implemented Postmedia has agreed to terminate the conversion restriction agreement made as of December 11, 2014 between PNCC and Canso.

It is anticipated that the conditional listing approval of the TSX in respect of the issuance of the Second Lien Settlement Shares, the Consolidation and the Rights Plan Amendments (the “TSX Conditional Listing Approval”) will provide that in order for the Rights Plan Amendments Resolution to be passed, not less than (i) a simple majority of the aggregate number of votes cast at the Second Lien Noteholders’ Meeting and the Shareholders’ Meeting, on a combined basis, on the basis of one vote for each New Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date), and (ii) a simple majority of the aggregate number of votes cast at such meetings, on a combined basis, on the basis of one vote for each New Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date) (without giving effect to votes cast by any Person that will hold more than 20% of the total number of outstanding New Shares upon completion of the Recapitalization, which, based on Shares and Second Lien Notes held as at the Record Date, will include Chatham), must be cast in favour of the Rights Plan Amendments Resolution.

See “Information Concerning the Meetings – Quorum and Voting Requirements”.

SUPPORT AGREEMENTS

Canso, which exercises voting control over approximately 82% of the outstanding First Lien Notes, has entered into a Support Agreement in which it has agreed to support the Recapitalization and to vote its First Lien Notes, Second Lien Notes (if any) and Shares in favour of the various resolutions required to implement the Recapitalization at the Noteholders’ Meetings and the Shareholders’ Meeting, respectively.

The Supporting Second Lien Noteholders, who hold approximately 80% of the outstanding Second Lien Notes, have entered into Second Lien Support Agreements in which they have agreed to support the Recapitalization and will vote their Second Lien Notes, First Lien Notes (if any) and Shares in favour of the various resolutions required to implement the Recapitalization at the Noteholders’ Meetings and the Shareholders’ Meeting, respectively.

Certain Shareholders holding approximately 75% of the outstanding Shares in the aggregate have entered into Shareholder Support Agreements in which they have agreed to support the Recapitalization and to vote their Shares in favour of the various resolutions required to implement the Recapitalization at the Shareholders’ Meeting.

The Support Agreements are sufficient to ensure that all Securityholder approvals that are required to implement the Recapitalization will be obtained.

See “Support Agreements”.

THE MEETINGS

Pursuant to the Interim Order, PNI has called (i) the First Lien Noteholders’ Meeting to consider and, if deemed advisable, to pass the First Lien Noteholders’ Arrangement Resolution and (ii) the Second Lien Noteholders’ Meeting to consider and, if deemed advisable, to pass the Second Lien Noteholders’ Arrangement Resolution and the Rights Plan Amendments Resolution. Pursuant to the Interim Order, PNCC has called the Shareholders’ Meeting to consider and, if deemed advisable, to pass the Shareholders’ Arrangement Resolution and the Rights Plan Amendments Resolution. The Meetings will be held at the following places, dates and times:

Meeting	Time and Date	Place
First Lien Noteholders’ Meeting	9:00 a.m. (Toronto time), September 7, 2016	Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7

Second Lien Noteholders’ Meeting	9:30 a.m. (Toronto time), September 7, 2016	Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7

Shareholders’ Meeting	10:00 a.m. (Toronto time), September 7, 2016	Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7

Subject to any further order of the Court, the Court has set the quorum for each of the Noteholders’ Meetings as the presence, in person or by proxy, of two or more persons entitled to vote at the applicable Noteholders’ Meeting.

Subject to any further order of the Court, the Court has set the quorum for the Shareholders’ Meeting as the presence, in person or by proxy, of two or more persons holding not less than 10% of the outstanding Shares entitled to vote at the Shareholders’ Meeting.

Procedures for Voting at the Meetings

Those persons who are Registered Noteholders on the Record Date are entitled to attend and vote at the Noteholders’ Meeting or to submit a proxy or voting information form, as applicable, in respect thereof. Those persons who are Registered Shareholders on the Record Date are entitled to attend and vote at the Shareholders’ Meeting or to submit a proxy in respect thereof.

Non-Registered Holders who hold their Notes and/or Shares in the name of an Intermediary or in the name of a depositary such as DTC or CDS will receive either a voting information form or, less frequently, a form of proxy. The Non-Registered Holder must complete and sign the voting information form and return it in accordance with the directions set out on such form. If a Non-Registered Holder desires to attend a Meeting in person, it must follow the procedures set out in “Information Concerning the Meetings – Non-Registered Holders”.

Noteholders who have questions or require further information on how to submit their vote at the Noteholder Meetings are encouraged to speak with their brokers and Intermediaries, or to contact Kingsdale

Shareholder Services at 1-866-581-0506 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or email at contactus@kingsdaleshareholder.com. Shareholders who have questions or require further information on how to submit their vote at the Shareholders’ Meeting are also encouraged to speak with their brokers and Intermediaries, or to contact Kingsdale at 1-866-581-0506 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or email at contactus@kingsdaleshareholder.com.

Securityholder Approvals

The Interim Order specifies that all First Lien Noteholders as of the Record Date shall vote as one class for the purposes of voting on the First Lien Noteholders’ Arrangement Resolution and that all Second Lien Noteholders as of the Record Date shall vote as one class for the purposes of voting on the Second Lien Noteholders’ Arrangement Resolution. The Interim Order also provides that, subject to any further order of the Court, in order for the First Lien Noteholders’ Arrangement Resolution to be passed by the First Lien Noteholders at the First Lien Noteholders’ Meeting not less than 66 2/3% of the votes cast at the First Lien Noteholders’ Meeting, on the basis of one vote for each $1,000 of principal amount of First Lien Notes must be cast in favour of the First Lien Noteholders’ Arrangement Resolution and that in order for the Second Lien Noteholders’ Arrangement Resolution to be passed by the Second Lien Noteholders at the Second Lien Noteholders’ Meeting not less than 66 2/3% of the votes cast at the Second Lien Noteholders’ Meeting, on the basis of one vote for each US$1,000 of principal amount of Second Lien Notes must be cast in favour of the Second Lien Noteholders’ Arrangement Resolution.

The Interim Order specifies that all Shareholders shall vote as one class for the purposes of voting on the Shareholders’ Arrangement Resolution. The Interim Order also provides that, subject to any further order of the Court, in order for the Shareholders’ Arrangement Resolution to be passed by the Shareholders at the Shareholders Meeting, not less than 66 2/3% of the votes cast at the Shareholders’ Meeting, on the basis of one vote for each Share held, must be cast in favour of the Shareholders’ Arrangement Resolution.

It is anticipated that the TSX Conditional Listing Approval will provide that in order for the Rights Plan Amendments Resolution to be passed, not less than (i) a simple majority of the aggregate number of votes cast at the Second Lien Noteholders’ Meeting and the Shareholders’ Meeting, on a combined basis, on the basis of one vote for each New Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date), and (ii) a simple majority of the aggregate number of votes cast at such meetings, on a combined basis, on the basis of one vote for each New Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date) (without giving effect to votes cast by any Person that will hold more than 20% of the total number of outstanding New Shares upon completion of the Recapitalization, which, based on Shares and Second Lien Notes held as at the Record Date, will include Chatham), must be cast in favour of the Rights Plan Amendments Resolution.

As a result of the voting commitments contained in the Support Agreements, the First Lien Noteholders’ Arrangement Resolution, the Second Lien Noteholders’ Arrangement Resolution, the Shareholders’ Arrangement Resolution and the Rights Plan Amendments Resolution are each expected to be approved at the Meetings.

Court Approval of Plan of Arrangement

The implementation of the Plan of Arrangement is subject to, among other things, approval of the Court. Prior to the mailing of this Circular, Postmedia filed an application for approval of the Arrangement and obtained the Interim Order.

Following the Meetings, Postmedia intends to apply for the Final Order. A copy of the Notice of Application for the Final Order is attached as part of Appendix M to this Circular. The hearing in respect of the Final Order is scheduled to take place on September 12, 2016 at 10:00 a.m. (Toronto time) (or such other time and/or date as the Court will advise) at the courthouse, at 330 University Avenue, Toronto, Ontario, Canada. At the hearing, any Securityholder or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the solicitors for Postmedia a Notice of Appearance and satisfying any other requirements of the Court as provided in the Interim Order or otherwise. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement, the approval of the First Lien Noteholders’ Arrangement Resolution by the First

Lien Noteholders at the First Lien Noteholders’ Meeting and the approval of the Second Lien Noteholders’ Arrangement Resolution by the Second Lien Noteholders at the Second Lien Noteholders’ Meeting.

The Boards have received the CBCA Opinion and such opinion is attached as Appendix J to this Circular.

CONDITIONS TO THE RECAPITALIZATION BECOMING EFFECTIVE

The implementation of the Plan of Arrangement and the Recapitalization is conditional upon the fulfillment, satisfaction or waiver of a number of conditions precedent.

See also “Description of the Recapitalization — Conditions to the Recapitalization Becoming Effective”.

FAIRNESS OPINION

BMO Capital Markets was asked by Postmedia to provide an opinion to the Boards of Directors as to the fairness of the Recapitalization, from a financial point of view, to Postmedia. BMO Capital Markets rendered its opinion that as of July 7, 2016, based upon and subject to the various considerations set forth in the Fairness Opinion, the Recapitalization, if implemented, is fair, from a financial point of view, to Postmedia. Services provided by BMO Capital Markets relating to the Recapitalization also included the provision to the Boards of Directors of the CBCA Opinion which is attached as Appendix J to this Circular.

The full text of the Fairness Opinion is attached as Appendix I to this Circular and should be read carefully and in its entirety. The Fairness Opinion describes the scope of the review undertaken by BMO Capital Markets, the assumptions made by BMO Capital Markets, the limitations on the use of the Fairness Opinion, and the basis of BMO Capital Markets’ fairness analysis for the purposes of the Fairness Opinion, among other matters. The summary of the Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. BMO Capital Markets has provided its written consent to the inclusion of the Fairness Opinion in this Circular. The Fairness Opinion states that it may not be quoted, summarized, paraphrased, excerpted, referred to or relied upon by any person or entity other than the Boards of Directors or for any other purpose without the express prior written consent of BMO Capital Markets.

The Fairness Opinion is subject to various assumptions and limitations and is based upon the scope of review described in the Fairness Opinion. In addition, the basis of how fairness was determined for the purpose of the Fairness Opinion is summarized in the Fairness Opinion. The Fairness Opinion is expressly limited to these matters and, for greater certainty, BMO Capital Markets was not engaged to provide and has not provided: (i) an opinion as to the fairness of the Recapitalization to the Securityholders; (ii) an opinion as to the relative fairness of the Recapitalization among or between the Securityholders; (iii) a formal valuation or appraisal of PNCC or any of its securities or assets or the securities or assets of PNCC’s associates or affiliates (nor has BMO Capital Markets been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of PNCC, or of securities of its associates or affiliates following the completion of the Recapitalization; (v) an opinion as to the fairness of the process underlying the Recapitalization; (vi) a recommendation to any Noteholders as to whether or not their Notes should be held or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization or to participate or not participate in any lending opportunity made available to the Noteholders; or (vii) a recommendation to any Shareholder as to whether or not their Shares should be held or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization; and the Fairness Opinion should not be construed as such.

The full text of the Fairness Opinion is attached as Appendix I to this Circular and should be read carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by BMO Capital Markets in providing its opinion.

See “Description of the Recapitalization – Fairness Opinion”.

In addition to the Fairness Opinion, BMO Capital Markets provided the Boards of Directors with the CBCA Opinion. The full text of the CBCA Opinion is attached as Appendix J to this Circular and should be read carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by BMO Capital Markets in providing its opinion.

See “Description of the Recapitalization – CBCA Opinion”.

RECOMMENDATION OF THE BOARDS OF DIRECTORS

After careful consideration of, among other things, the Fairness Opinion and the recommendation of the Special Committee, and upon consultation with its financial advisors and outside legal counsel, the Boards of Directors have unanimously approved the Recapitalization and authorized its submission to the Securityholders and the Court for their respective approvals. The Boards of Directors also considered various factors discussed in the “Background To and Reasons For the Recapitalization”. The Boards of Directors unanimously recommend that the Securityholders vote in favour of the First Lien Noteholders’ Arrangement Resolution, the Second Lien Noteholders’ Arrangement Resolution, the Shareholders’ Arrangement Resolution and the Rights Plan Amendments Resolution, as applicable, at the Meetings.

See “Description of the Recapitalization – Recommendation of the Boards of Directors”.

INCOME TAX CONSIDERATIONS

Canadian Income Tax Considerations

For a detailed description of the Canadian income tax consequences resulting from the Recapitalization, please refer to “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

United States Income Tax Considerations

For a detailed description of the United States federal income tax consequences resulting from the Recapitalization, please refer to “Income Tax Considerations — Certain United States Federal Income Tax Considerations”.

RISK FACTORS

Securityholders should carefully consider the risk factors concerning, among other things, implementation and non-implementation, respectively, of the Recapitalization and the business of Postmedia described under “Risk Factors”.

INFORMATION CONCERNING THE MEETINGS

General

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Postmedia and its Boards of Directors. No person has been authorized to give any information or to make any representations in connection with the Recapitalization other than those contained in this Circular and, if given or made, any such other information or representation should be considered as not having been authorized.

Meetings

The First Lien Noteholders’ Meeting will be held at Goodmans LLP, 333 Bay Street Suite 3400, Toronto, Ontario M5H 2S7, at 9:00 a.m. (Toronto time) on September 7, 2016 as set forth in the First Lien Noteholders’ Notice. The Second Lien Noteholders’ Meeting will be held at Goodmans LLP, 333 Bay Street Suite 3400, Toronto, Ontario M5H 2S7, at 9:30 a.m. (Toronto time) on September 7, 2016 as set forth in the Second Lien Noteholders’ Notice. The Shareholders’ Meeting will be held at Goodmans LLP, 333 Bay Street Suite 3400, Toronto, Ontario M5H 2S7, at 10:00 a.m. (Toronto time) on September 7, 2016, as set forth in the Shareholders’ Notice.

Solicitation of Proxies

The management and Boards of Directors of Postmedia are soliciting proxies for use at the Meetings and have designated the individuals named on the enclosed forms of proxy or voting information forms, as applicable, as persons whom Securityholders may appoint as their proxyholders. A Securityholder has the right to appoint a person or entity (who need not be a Securityholder) to attend and act for him/her on his/her behalf at the meetings other than the persons named in the enclosed instrument of proxy. If a Securityholder wishes to appoint an individual not named on the enclosed form of proxy or voting information form, as applicable, to represent him or her at a Meeting such Securityholder is entitled to attend, the Securityholder may do so either (i) by inserting the name of that other individual in the blank space provided on the enclosed form of proxy or (ii) by completing another valid form of proxy or voting information form, as applicable. A proxyholder need not be a Securityholder. If the Securityholder is a corporation, its proxy or voting information form, as applicable, must be executed by a duly authorized officer or properly appointed attorney.

Postmedia is paying for this solicitation, which is being made by mail, with possible supplemental telephone or other personal solicitations by employees or agents of Postmedia. In addition, Postmedia has retained Kingsdale Shareholder Services to act as Information Agent for the Meetings.

Postmedia has requested brokers and nominees who hold Shares or Notes in their names to furnish the Circular and accompanying materials to the beneficial holders of the Shares and Notes and to request authority to deliver a proxy.

Whether or not Noteholders are able to be present at the Noteholders’ Meetings, you are requested to vote following the instructions provided on the appropriate voting information form or proxy using one of the available methods. In order to be effective, proxies or voting information forms, as applicable, must be received by the First Lien Trustee or Kingsdale, as applicable, prior to 12:00 p.m. (Toronto time) on September 2, 2016 (or, in the event that the applicable Noteholders’ Meeting is adjourned or postponed, prior to 12:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed Noteholders’ Meeting) at one of the following addresses:

NOTEHOLDER PROXIES or VOTING INFORMATION FORMS

By Mail: First Lien Notes	By Overnight Courier: First Lien Notes	By Hand: First Lien Notes

Computershare Trust Company of Canada 100 University Avenue, 8th Floor Proxy Department Toronto, Ontario, M5J 2Y1	Computershare Trust Company of Canada 100 University Avenue, 8th Floor Proxy Department Toronto, Ontario, M5J 2Y1	Computershare Trust Company of Canada 100 University Avenue, 8th Floor Proxy Department Toronto, Ontario, M5J 2Y1

Second Lien Notes	Second Lien Notes	Second Lien Notes

Kingsdale Shareholder Services The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario, M5V 1E2	Kingsdale Shareholder Services The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario, M5V 1E2	Kingsdale Shareholder Services The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario, M5V 1E2

The time limit for deposit of proxies or voting information forms, as applicable, may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. If Noteholders have any questions about obtaining and completing proxies or voting information forms, as applicable, they should contact Kingsdale Shareholder Services at 1-866-581-0506 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or email at contactus@kingsdaleshareholder.com.

Whether or not Shareholders are able to be present at the Shareholders’ Meeting, you are requested to vote following the instructions provided on the appropriate voting information form or proxy using one of the available methods. In order to be effective, proxies must be received by Computershare Investor Services Inc. (the “Transfer Agent”) prior to 12:00 p.m. (Toronto time) on September 2, 2016 (or, in the event that the Shareholders’ Meeting is adjourned or postponed, prior to 12:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed Shareholders’ Meeting) at the following address:

SHAREHOLDER PROXIES

By Hand, by Courier or by Registered Mail:

Computershare Investor Services Inc.

11th Floor, 100 University Avenue

Proxy Department

Toronto, Ontario M5J 2Y1

Registered Shareholders may also vote in the following ways:

●	Internet Vote – www.investorvote.com (enter the 15-digit control number provided on your form of proxy to vote)
●	Telephone Vote – Shareholders who wish to vote by phone should call 1-866-732-8683 (toll-free in North America) and enter the 15-digit control number printed on your form of proxy. Follow the interactive voice recording instructions to vote.
●	In Person at the Meeting
●	By Hand, by Courier or by Registered Mail:

Computershare Investor Services Inc.

11th Floor, 100 University Avenue

Proxy Department

Toronto, Ontario M5J 2Y1

Non-registered shareholders may vote in the following ways:

●	Internet Vote – www.proxyvote.com (enter the 16-digit control number provided on your voting information form to vote).
●	Telephone Vote – As provided by financial intermediaries
●	In Person – At the meeting

The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. If Shareholders have any questions about obtaining and completing proxies, they should contact Kingsdale Shareholder Services at 1-866-581-0506 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or email at contactus@kingsdaleshareholder.com.

Entitlement to Vote and Attend

Those persons who are Registered Noteholders on the Record Date are entitled to attend and vote at the applicable Noteholders’ Meeting. Noteholders will be entitled to one vote at the applicable Noteholders’ Meeting for each C$1,000 or US$1,000, as applicable, of Principal Claim Amount, except in the case of the Rights Plan Amendments Resolution, in respect of which Second Lien Noteholders will be entitled to one vote for every New Share they will own upon completion of the Recapitalization.

Those persons who are Registered Shareholders on the Record Date are entitled to attend and vote at the Shareholders’ Meeting. Voting Shares and Variable Voting Shares are the only Shares which entitle Shareholders to vote at the Shareholders’ Meeting. Each Share entitles the holder to one vote on each item of business identified in the Shareholders’ Notice, except in the case of the Rights Plan Amendments Resolution, in respect of which Shareholders will be entitled to one vote for every New Share they will own upon completion of the Recapitalization.

Revocation of Proxies

Any beneficial Noteholder giving a proxy has the right to revoke it at any time before it is acted upon (a) in respect of a change in vote by the beneficial Noteholder, by providing new instructions to such beneficial Noteholder’s Intermediary at any time up to the Proxy Deadline, which the Intermediary must then deliver to the First Lien Trustee or Kingsdale, as applicable, prior to the Proxy Deadline; (ii) in respect of a withdrawal of a vote (meaning a switch to no vote made and no action taken) by a beneficial Noteholder, a written statement from a beneficial Noteholder’s Intermediary indicating the beneficial Noteholder wishes to have its voting instructions revoked, which written statement must be received by the First Lien Trustee or Kingsdale, as applicable, at any time up to 12:00 p.m. (Toronto time) on the last business day preceding the date of the applicable Meeting or any adjournment or postponement thereof, and (iii) in any other manner permitted by law.

Any Shareholder giving a proxy has the right to revoke it at any time before it is acted upon (a) by depositing an instrument in writing executed by such Shareholder or by an attorney authorized in writing, or, if the Shareholder is a corporation, by a duly authorized officer or properly appointed attorney thereof, (i) at Postmedia’s principal executive office located at 365 Bloor Street East, 12th Floor, Toronto, Ontario, M4W 3L4, at any time up to and including the last Business Day preceding the applicable Meeting or (ii) with the Transfer Agent at any time up to 12:00 p.m. (Toronto time) on the last business day preceding the date of the Shareholders’ Meeting or any adjournment or postponement thereof, or (iii) with the Secretary of the Meeting on the day of the applicable Meeting; or (b) in any other manner permitted by Law.

Voting of Proxies

On any matter, the individuals named as proxyholders in the enclosed forms of proxy or voting information forms, as applicable, will vote the securities represented by a proxy in accordance with the instructions of the Securityholder who appointed them. If there are no instructions or the instructions are not certain on any poll, the individuals named as proxyholders will vote the Shares or Notes, as applicable, IN FAVOUR of each resolution. The enclosed forms of proxy, when properly completed and signed, confer discretionary authority on the appointed individuals to vote as they see fit on any amendment or variation to any of the matters identified in the Notices of Meeting and on any other matter that may properly be brought before the relevant Meetings. At the date hereof, neither the Boards of Directors, nor the management of Postmedia are aware of any variation, amendment or other matter to be presented for a vote at any Meeting.

Non-Registered Holders

Subject to the remainder of this section, only registered holders of Shares on the Record Date and Notes on the Record Date, or the persons they appoint as their proxies, are permitted to attend and vote at the applicable Shareholders’ Meeting and Noteholders’ Meetings, respectively. However, in many cases, Shares and Notes beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

●

in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Shares or Notes, as applicable. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

●	in the name of a depository such as DTC or CDS.

In accordance with Canadian securities Law and the Interim Order, Postmedia has caused to be distributed copies of the notice of meeting, this management information circular and the forms of proxy or voting information forms, as applicable (collectively, the “Meeting Materials”) to DTC, CDS and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company to forward the Meeting Materials to Non-Registered Holders.

Non-Registered Holders will receive either a voting information form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Shares or Notes they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting information form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting information form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the voting information form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting information form in accordance with the directions provided for purposes of attending and voting at the meeting in person and a form of proxy, giving the right to attend and vote, will be forwarded to the Non-Registered Holder.

or

B.

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares or Notes beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete and submit the form of proxy in accordance with the directions on the proxy. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their broker or Intermediaries promptly if they need assistance.

Quorum and Voting Requirements

Noteholders’ Meeting

As at July 7, 2016, the aggregate principal amounts of Notes outstanding were as follows:

Notes	Outstanding Principal Amount

First Lien Notes	$302,784,275

Second Lien Notes	US$268,635,000

Subject to any further order of the Court, pursuant to the Interim Order, each Note carries one vote at the applicable Noteholders’ Meeting for each C$1,000 or US$1,000, as applicable, of Principal Claim Amount, except in the case of the Rights Plan Amendments Resolution, in respect of which Second Lien Noteholders will be entitled to one vote for every New Share they will own upon completion of the Recapitalization.

Subject to any further order of the Court, pursuant to the Interim Order, the presence, in person or by proxy of two or more persons entitled to vote at the applicable Noteholders’ Meeting, is necessary for a quorum at such Noteholders’ Meeting.

Subject to any further order of the Court, each of the First Lien Noteholders’ Arrangement Resolution and the Second Lien Noteholders’ Arrangement Resolution must be approved by the affirmative vote of not less than 66 2/3% of the votes cast by Noteholders present in person or by proxy at the applicable Noteholders’ Meeting and entitled to vote on the First Lien Noteholders’ Arrangement Resolution or Second Lien Noteholders’ Arrangement Resolution, as applicable.

Pursuant to the Support Agreements, the holders of approximately 82% of the outstanding First Lien Notes and approximately 80% of the outstanding Second Lien Notes have agreed to vote their First Lien Notes and Second Lien Notes in favour of the First Lien Noteholders’ Arrangement Resolution and the Second Lien Noteholders’ Arrangement Resolution, respectively. See “Support Agreements”.

It is anticipated that the TSX Conditional Listing Approval will provide that in order for the Rights Plan Amendments Resolution to be passed, not less than (i) a simple majority of the aggregate number of votes cast at the Second Lien Noteholders’ Meeting and the Shareholders’ Meeting, on a combined basis, on the basis of one vote for each New Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date), and (ii) a simple majority of the aggregate number of votes cast at such meetings, on a combined basis, on the basis of one vote for each New Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date) (without giving effect to votes cast by any Person that will hold more than 20% of the total number of outstanding New Shares upon completion of the Recapitalization, which, based on Shares and Second Lien Notes held as at the Record Date, will include Chatham), must be cast in favour of the Rights Plan Amendments Resolution.

As a result of the voting commitments contained in the Support Agreements, the First Lien Noteholders’ Arrangement Resolution, the Second Lien Noteholders’ Arrangement Resolution, the Shareholders’ Arrangement Resolution and the Rights Plan Amendments Resolution are each expected to be approved at the Meetings.

Shareholders’ Meeting

On July 28, 2016, there were 4,935,355 Voting Shares and 276,246,490 Variable Voting Shares issued and outstanding.

Subject to any further order of the Court, the Court has set the quorum for the Shareholders’ Meeting as the presence, in person or by proxy, of two or more persons holding not less than 10% of the outstanding Shares entitled to vote at the Shareholders’ Meeting.

To the knowledge of the directors and executive officers of Postmedia, no person owns, directly or indirectly, or exercises control or direction over, voting securities of Postmedia carrying more than 10% of the voting rights attached to any class of Shares as at July 7, 2016, other than, in respect of the Variable Voting Shares, Goldentree Asset Management, LP or its affiliates (146,694,259 Variable Voting Shares representing 52.60% of the outstanding Variable Voting Shares) and Canso (56,490,120 Variable Voting Shares representing 20.26% of the outstanding Variable Voting Shares).

The Interim Order specifies that all Shareholders shall vote as one class for the purposes of voting on the Shareholders’ Arrangement Resolution. The Interim Order also provides that, subject to any further order of the Court, in order for the Shareholders’ Arrangement Resolution to be passed by the Shareholders at the Shareholders Meeting, not less than 66 2/3% of the votes cast at the Shareholders’ Meeting, on the basis of one vote for each Share held, must be cast in favour of the Shareholders’ Arrangement Resolution.

Implementation of the Plan of Arrangement is not subject to approval of the Shareholders’ Arrangement Resolution; if the Shareholders’ Arrangement Resolution is not approved at the Shareholders’ Meeting, the Plan of Arrangement will be, and will be deemed to be, amended to remove the Consolidation as a step in the Plan of Arrangement (with such conforming changes as may be necessary). Approval by the Shareholders of the Shareholders’ Arrangement Resolution shall not be required for the Plan of Arrangement, as so amended, to be implemented.

It is anticipated that the TSX Conditional Listing Approval will provide that in order for the Rights Plan Amendments Resolution to be passed, not less than (i) a simple majority of the aggregate number of votes cast at the Second Lien Noteholders’ Meeting and the Shareholders’ Meeting, on a combined basis, on the basis of one vote for each New Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date), and (ii) a simple majority of the aggregate number of votes cast at such meetings, on a combined basis, on the basis of one vote for each New Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date) (without giving effect to votes cast by any Person that will hold more than 20% of the total number of outstanding New Shares upon completion of the Recapitalization, which, based on Shares and Second Lien Notes held as at the Record Date, will include Chatham), must be cast in favour of the Rights Plan Amendments Resolution.

Pursuant to the Support Agreements, the holders of 210,125,263 Variable Voting Shares have agreed to vote such Shares in favour of the Shareholders’ Arrangement Resolution.

Interest of Management and Others

Except as otherwise described in this Circular, management is unaware of any material interest, direct or indirect, of any “informed person” (as defined in NI 51-102), any associate or affiliate of any such informed person, or of Postmedia in any transaction since the beginning of the last completed financial year of Postmedia or in any proposed transaction or in connection with the Recapitalization that has materially affected or will materially affect Postmedia or any of its affiliates. Except as otherwise described in this Circular, there are no agreements or arrangements between Postmedia and any director, officer or employee of Postmedia and its subsidiaries in respect of the Recapitalization.

BACKGROUND TO AND REASONS FOR THE RECAPITALIZATION

For the last several years, Postmedia has faced increasingly challenging business conditions. In particular, the industry has experienced structural shifts in advertising revenue and circulation, include a continuing shift from newspaper advertising to advertising in other formats, including new media outlets. In light of these factors, Postmedia focused on strengthening its business and its financial condition through a number of previously announced initiatives, including its business transformation program between July 2012 and August 2015 that resulted in net annualized cost savings of approximately $136 million primarily through decreases in compensation expenses and its acquisition of the Sun Media English language newspaper speciality publication and digital properties in April 2015. In July 2015, Postmedia announced further cost reduction initiatives through a combination of acquisition synergies and further streamlining of operations. Although Postmedia made significant progress, faced with continued deteriorating business conditions and a highly leveraged balance sheet, Postmedia was forced to consider a broad range of strategic alternatives to address its capital structure and enhance liquidity.

In early 2016, Postmedia continued to explore and review alternatives to improve its capital structure and liquidity. The review was undertaken by Postmedia’s management and overseen by the Special Committee. BMO Capital Markets was hired to act as financial advisor to Postmedia. Prior to announcing the Recapitalization, management and the Special Committee, with the assistance of its advisors, considered a number of alternatives including non-core asset sales, cost reductions, revenue enhancements and initiatives, refinancing or repayment of debt and the issuance of new debt or equity and other strategic alternatives. In the course of its deliberations, the Special Committee determined that many of the potential alternatives were not available or did not achieve the desired objective of reducing debt while leaving Postmedia in a position to build value for its Shareholders and other stakeholders.

The Recapitalization evolved from discussions with a variety of stakeholders as a means by which Postmedia could normalize its capital structure and enhance liquidity in a consensual process that is fair and reasonable to all stakeholders. Normalizing its capital structure and enhancing liquidity will allow the Corporation to have an appropriate debt level and sufficient cash flow to adequately invest in and develop its business.

Management and the Boards of Directors believe that the Recapitalization is in the best interest of all Securityholders, providing the following key benefits to the Corporation:

●	improving financial strength and reducing financial risk by retiring approximately C$307 million of debt through the:

¡	exchange of the Second Lien Notes for Second Lien Settlement Shares; and

¡	repayment of C$78 million principal amount of the First Lien Notes;

●	decreasing annual cash interest expense by approximately C$50 million;

●	raising the US$ equivalent of C$110 million of new capital through the New Capital Offering; and

●

amending and restating the First Lien Notes pursuant to the Amended and Restated First Lien Note Indenture to, among other things, (i) extend the maturity date of to July 15, 2021, and (ii) effect the other amendments summarized in Appendix G.

If the Recapitalization is not completed, the Corporation would pursue other strategic alternatives in an effort to maintain the viability of the Corporation as a going concern. In this respect, the Corporation has secured the commitment of Canso and the Supporting Second Lien Noteholders to support an Alternative Transaction.

See “Risk Factors – Risks Relating to the Non-Implementation of the Recapitalization”.

IMPACT OF THE RECAPITALIZATION

The following table shows the effect of the Recapitalization on Postmedia’s consolidated capital structure as at May 31, 2016, assuming the Recapitalization had been completed on that date:

	May 31, 2016	Pro Forma(1) After Recapitalization

	($ in millions, except ratios and percentages)

First Lien Notes	303	225
Second Lien Notes	352	-
New Second Lien Notes	-	116
Shareholders’ equity	(390)	(38)

Total capitalization	265	303

Notes:

(1)	The above amounts, where applicable, have been translated from U.S. dollars to Canadian dollars at the May 31, 2016 closing rate of US$1.00 = C$1.3110.

DESCRIPTION OF THE RECAPITALIZATION

The Recapitalization contemplates a series of steps leading to an overall capital reorganization of Postmedia. These steps include, among other things:

(a)	the Consolidation;

(b)

the principal amount of the First Lien Notes will be reduced to C$225 million with a cash repayment of approximately C$78 million at par and the First Lien Notes will be amended and restated to, among other things, (i) extend the maturity date of to July 15, 2021, and (ii) effect the other amendments summarized in Appendix G;

(c)

all of the Second Lien Notes in the aggregate principal amount of approximately US$268.6 million, together with all interest accrued from and after July 15, 2016, will be exchanged for the Second Lien Settlement Shares that will collectively represent 98% of the total number of outstanding New Shares upon completion of the Recapitalization;

(d)

the Corporation will raise the US$ equivalent of C$110 million of new capital by way of a fully backstopped offering to the eligible holders of Second Lien Notes of New Second Lien Notes (the “New Capital Offering”); and

(e)	the amalgamation of PNI and ArrangeCo under the CBCA.

The number of Second Lien Settlement Shares issued in connection with the Recapitalization will be adjusted proportionately in the event that the Consolidation is not approved. Assuming the Consolidation is completed on the basis of one New Voting Share for every 100 Voting Shares and one New Variable Voting Share for every 100 Variable Voting Shares and based on the number of Voting Shares and Variable Voting Shares outstanding as of July 28, 2016, it is currently expected that upon completion of the Recapitalization there will be 140,590,850 New Shares outstanding (140,541,497 New Variable Voting Shares and 49,353 New Voting Shares) consisting of (i) 137,779,033 Second Lien Settlement Shares (all of which will be New Variable Voting Shares) and

(ii) 2,811,817 New Shares (2,762,464 New Variable Voting Shares and 49,353 New Voting Shares) owned by Shareholders who held Shares immediately prior to completion of the Recapitalization.

The Share Consolidation

As an initial step in the Plan of Arrangement, the Corporation intends to implement the Consolidation pursuant to which the issued and outstanding Voting Shares and Variable Voting Shares will be consolidated on the basis of one New Voting Share for every 100 Voting Shares and one New Variable Voting Share for every 100 Variable Voting Shares (or such other number of Voting Shares and Variable Voting Shares as may be agreed by Postmedia and the Majority Supporting Second Lien Noteholders prior to the Effective Date).

The Consolidation will not materially affect Shareholders’ percentage ownership of the Corporation and will merely proportionately reduce the number of Shares held by each Shareholder. Based on 276,246,490 Variable Voting Shares and 4,935,355 Voting Shares outstanding as of July 28, 2016, the Consolidation will reduce the number of existing issued and outstanding Shares, prior to the issuance of the Second Lien Settlement Shares, to approximately 2,762,464 New Variable Voting Shares and 49,353 New Voting Shares. No fractional Shares will be issued in connection with the Consolidation and, in the event a Shareholder would otherwise be entitled to receive a fractional New Share upon the Consolidation, such fraction will be rounded down to the nearest whole number of New Shares. Any holder of less than 100 Shares will not receive any New Shares pursuant to the Consolidation.

Assuming the Consolidation is completed on the basis of one New Voting Share for every 100 Voting Shares and one New Variable Voting Share for every 100 Variable Voting Shares and based on the number of Voting Shares and Variable Voting Shares outstanding as of July 28, 2016, it is currently expected that upon completion of the Recapitalization there will be 140,590,850 New Shares outstanding (140,541,497 New Variable Voting Shares and 49,353 New Voting Shares) consisting of (i) 137,779,033 Second Lien Settlement Shares (all of which will be New Variable Voting Shares) and (ii) 2,811,817 New Shares (2,762,464 New Variable Voting Shares and 49,353 New Voting Shares) owned by Shareholders who held Shares immediately prior to completion of the Recapitalization.

The Consolidation is being proposed to, among other things, reduce the total number of Shares that will otherwise be outstanding following the Recapitalization in order to facilitate trading on the TSX and to make the New Shares more attractive to investors. However, no assurances can be given as to the effect of the Consolidation on the market price or liquidity of the New Shares. Specifically, no assurance can be given that, if the Consolidation is effected, the market price of the New Shares will increase by the same multiple as the Consolidation ratio or result in a permanent increase in the market price, which possible results are dependent on various factors, many of which are beyond the control of Postmedia.

Implementation of the Plan of Arrangement is not subject to approval of the Shareholders’ Arrangement Resolution; if the Shareholders’ Arrangement Resolution is not approved at the Meeting, the Consolidation will not proceed and the Plan of Arrangement will be amended to remove the Consolidation as a step in the Plan of Arrangement (with such conforming changes as may be necessary) but the balance of the Arrangement will, subject to the receipt of all necessary approvals and the satisfaction or waiver of all other conditions, still be implemented.

Treatment of Securityholders

Second Lien Noteholders

Under the Plan of Arrangement, all accrued and unpaid interest on the Second Lien Notes up to and including July 15, 2016 (excluding, for greater certainty, with respect to the Second Lien Notes only, any default interest or interest accrued after July 15, 2016) will be paid in cash and Second Lien Noteholders will receive the Second Lien Settlement Shares, representing 98% of the New Shares outstanding upon completion of the Recapitalization in full settlement of the Second Lien Note Obligations. The Second Lien Settlement Shares will be allocated to the Second Lien Noteholders based on their Second Lien Noteholder Pro-Rata Share of the Second Lien Settlement Shares.

A Second Lien Noteholder Pro-Rata Share shall be calculated by dividing (i) the amount of Second Lien Note Obligations owing to a Second Lien Noteholder as at the Effective Date, by (ii) the aggregate amount of Second Lien Note Obligations owing to all Second Lien Noteholders as at the Effective Date.

Additionally, Eligible Second Lien Noteholders will have the right to participate in the New Capital Offering and acquire up to their New Capital Offering Pro-Rata Share of the Offered Notes. The New Second Lien Notes will be issued pursuant to the New Second Lien Note Indenture and bear interest at an annual rate of, at the option of PNI, either (i) 10.25% cash interest, or (ii) 11.25% PIK interest, provided that no cash interest shall be paid unless permitted by the Amended and Restated First Lien Note Indenture. A description of the terms of the New Second Lien Notes is set forth in Appendix H. A copy of the New Second Lien Note Indenture in substantially final form will be made available for review on Postmedia’s website at www.postmedia.com and under the Corporation’s SEDAR profile at www.sedar.com. Postmedia will issue a press release once the document has been posted for viewing.

Second Lien Noteholders that wish to participate in the New Capital Offering will be required to duly execute and submit a New Second Lien Notes Participation Form before the Participation Deadline or any such earlier deadline as established by their Intermediary, to their Intermediary in accordance with the instructions set out in the New Second Lien Notes Participation Form.

Postmedia has received commitments from the Backstop Parties pursuant to the Backstop Commitment Letter to purchase all of the New Second Lien Notes that are not otherwise subscribed for and taken up in the New Capital Offering.

The Initial Backstop Parties will be paid a backstop commitment fee, equal to the U.S. dollar equivalent of $5.5 million based on the Canadian Exchange Rate on the FX Date, upon completion of the New Capital Offering or upon termination of the Recapitalization in certain circumstances. If the New Capital Offering is completed, this fee will be used by the Backstop Parties to acquire the Backstop Consideration Notes.

A description of the terms of the New Second Lien Notes is set forth in Appendix H.

See “Description of the Recapitalization – The New Capital Offering”.

First Lien Noteholders

Under the Plan of Arrangement, approximately $78 million of the First Lien Notes will be repaid on a pro-rata basis, all accrued and unpaid interest on the First Lien Notes up to the Effective Date will be paid in cash and the remaining $225 million First Lien Notes will be exchanged, dollar for dollar, for the Amended and Restated First Lien Notes. The First Lien Note Indenture will be amended and restated pursuant to the Amended and Restated First Lien Note Indenture to, among other things, (i) extend the maturity date of to July 15, 2021, and (ii) effect the other amendments summarized in Appendix G.

Each First Lien Noteholder will receive Amended and Restated First Lien Notes in exchange for an equal principal amount of First Lien Notes, which Amended and Restated First Lien Notes shall be amended and restated, pursuant to, and thereafter governed by, the Amended and Restated First Lien Note Indenture and shall be a continuation of the First Lien Notes, as so amended and restated, without novation.

A summary of the amendments to the First Lien Notes effected pursuant to the Amended and Restated First Lien Indenture are set forth in Appendix G. A copy of the Amended and Restated First Lien Note Indenture in substantially final form will be made available for review on Postmedia’s website at www.postmedia.com and under the Corporation’s SEDAR profile at www.sedar.com. Postmedia will issue a press release once the document has been posted for viewing.

The First Lien Noteholders will not receive any Shares as part of the Recapitalization.

Effect on Shareholders

Following the Consolidation and the issuance of the Second Lien Settlement Shares pursuant to the Plan of Arrangement, Shareholders immediately prior to completion of the Recapitalization will own 2% of the outstanding New Shares.

Effect on Other Stakeholders

Pursuant to the Plan of Arrangement, all outstanding Options, RSUs and other rights to acquire Shares (except pursuant to the Rights Plan) will be terminated and all outstanding DSUs will be paid out in full in cash. The Stock Option Plan and RSU Plan will not be terminated, will be amended prior to the completion of the Recapitalization and will remain in place following completion of the Recapitalization, PNCC’s Board of Directors will have the ability to issue new awards under these plans in accordance with their terms as amended.

The Recapitalization will not affect Postmedia’s obligations to employees, customers, suppliers and governmental authorities, which will continue to be satisfied in the ordinary course.

See “Description of the Recapitalization – Treatment of Securityholders – Other Stakeholders”.

The Rights Plan Amendments

At the Shareholders’ Meeting, Shareholders will be asked to approve the following amendments to the Rights Plan in connection with the Recapitalization in accordance with Postmedia’s obligations under the Second Lien Support Agreement:

●

amend the definition of “grandfathered person” to include Chatham and any purchaser of Chatham’s New Shares, provided that such purchaser is a non-Canadian who, at the time of such purchase, holds no Shares or a de minimis number of Shares and, as a result of such purchase, would otherwise have been an “Acquiring Person” for purposes of the Rights Plan;

●

provide that, upon the Canso Group converting the New Variable Voting Shares it exercises voting control or direction over into New Voting Shares, which, together with any New Voting Shares owned by the Canso Group, represent 20% or more of the outstanding New Voting Shares (excluding all New Variable Voting Shares not being converted and other securities convertible into, exercisable into or exchangeable for Voting Shares), Canso would be an “Acquiring Person” for purposes of the Rights Plan;

●

amend paragraph (iv) and (v) of the definition of “Permitted Bid” to provide that 50% of all New Shares, on an aggregate basis, must be tendered to a Take-over Bid (as defined in the Rights Plan), rather than 50% of each of the New Variable Voting Shares and New Voting Shares, in order for a Take-over Bid to qualify as a “Permitted Bid”;

●	provide that the next reconfirmation of the Rights Plan by Shareholders will be at the annual shareholder meeting held in 2020; and

●	amend the definition of “Effective Date” to be the Effective Date.

If approved, the Rights Plan Amendments will become effective only upon completion of the Recapitalization. In addition, if the Rights Plan Amendments are implemented Postmedia has agreed to terminate the conversion restriction agreement made as of December 11, 2014 between PNCC and Canso.

It is anticipated that the TSX Conditional Listing Approval will provide that in order for the Rights Plan Amendments Resolution to be passed, not less than (i) a simple majority of the aggregate number of votes cast at the Second Lien Noteholders’ Meeting and the Shareholders’ Meeting, on a combined basis, on the basis of one vote for each New Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date), and (ii) a simple majority of the aggregate number of votes cast at such meetings, on a combined basis, on the basis of one vote for each New Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date) (without giving effect to votes cast by any Person that will hold more than 20% of the total number of outstanding New Shares upon completion of the Recapitalization, which, based on Shares and Second Lien Notes held as at the Record Date, will include Chatham), must be cast in favour of the Rights Plan Amendments Resolution.

Calculations

All cash payment amounts will be calculated to the nearest 1¢ ($0.01). Calculations and determinations made in accordance with the Recapitalization are final and binding.

Fractional Interests

No fractional Second Lien Settlement Shares will be issued in connection with the Recapitalization. With respect to fractional Second Lien Settlement Shares that would otherwise be issuable to a Second Lien Noteholder, the entitlement of such Noteholder will be reduced to the next lowest whole number of Second Lien Settlement Shares.

No fractional New Shares will be issued pursuant to the Consolidation. See “Description of the Recapitalization – The Consolidation”.

The Amended and Restated First Lien Notes issued in exchange for the First Lien Notes will be issued in minimum increments of C$1,000, and, accordingly the amount of Amended and Restated First Lien Notes that each First Lien Noteholder will be entitled to receive will, in each case, be rounded down to the nearest multiple of C$1,000 without compensation therefor.

The New Second Lien Notes will be issued in minimum increments of US$1,000, and, accordingly the amount of New Second Lien Notes that each holder thereof will be entitled to receive will, in each case, be rounded down to the nearest multiple of US$1,000.

The New Capital Offering

Eligible Second Lien Noteholders will have the right to participate in the New Capital Offering and acquire up to their New Capital Offering Pro-Rata Share of the Offered Notes. The New Second Lien Notes will be issued pursuant to the New Second Lien Note Indenture and bear interest at an annual rate of, at the option of PNI, either (i) 10.25% cash interest, or (ii) 11.25% PIK interest, provided that no cash interest shall be paid unless permitted by the Amended and Restated First Lien Note Indenture. A description of the terms of the New Second Lien Notes is set forth in Appendix H. A copy of the New Second Lien Note Indenture in substantially final form will be made available for review on Postmedia’s website at www.postmedia.com and under the Corporation’s SEDAR profile at www.sedar.com. Postmedia will issue a press release once the document has been posted for viewing.

Second Lien Noteholders that wish to participate in the New Capital Offering will be required to duly execute and submit a New Second Lien Notes Participation Form before the Participation Deadline or any such earlier deadline as established by their Intermediary, to their Intermediary in accordance with the instructions set out in the New Second Lien Notes Participation Form.

Postmedia has received commitments from the Backstop Parties pursuant to the Backstop Commitment Letter to purchase all of the New Second Lien Notes that are not otherwise subscribed for and taken up in the New Capital Offering.

The Initial Backstop Parties will be paid a backstop commitment fee, equal to the U.S. dollar equivalent of $5.5 million based on the Canadian Exchange Rate on the FX Date, upon completion of the New Capital Offering or upon termination of the Recapitalization in certain circumstances. If the New Capital Offering is completed, this fee will be used by the Backstop Parties to acquire the Backstop Consideration Notes.

See “Description of the Recapitalization – Treatment of Securityholders – Second Lien Notes” and “The Backstop Commitment Letter”.

The New Second Lien Notes will be subject to restrictions on transfer, resale and conversion. See “U.S. Eligible Purchasers and Transfer Restrictions” below.

Pursuant to the Plan of Arrangement, the New Capital Offering is open to all Eligible Second Lien Noteholders. Each Eligible Second Lien Noteholder will have the right, but not the obligation, to participate in the New Capital Offering by subscribing for and purchasing up to its Committed Pro-Rata Share of the Offered Notes. For each US$1,000 of principal amount of Second Lien Notes held on the Record Date, an Eligible Second Lien Noteholder would be entitled to subscribe for up to the US$ equivalent of $409.48 of New Second Lien Notes, based on the Canadian Exchange Rate on the FX Date. The New Second Lien Notes will be denominated and purchased by Electing Second Lien Noteholders in U.S. Dollars. The New Second Lien Notes will be issued in minimum increments of US$1,000, and, accordingly the amount of New Second Lien Notes that each holder thereof will be entitled to receive will, in each case, be rounded down to the nearest multiple of US$1,000.

Pursuant to the Backstop Commitment Letter, the Supporting Second Lien Noteholders have severally agreed to subscribe for and purchase their Committed Pro-Rata Share of the New Second Lien Notes, together with those New Second Lien Notes that are not otherwise subscribed for and taken up by other Eligible Second Lien Noteholders.

Each Eligible Second Lien Noteholder that desires to participate in the New Capital Offering must properly complete and duly execute the New Second Lien Notes Participation Form, a copy of which is attached as Appendix K.

Eligible Second Lien Noteholders intending to participate in the New Capital Offering will not be accepted if the Company, or such other Persons as may be designated by the Company, has not received the New Second Lien Notes Participation Form, properly completed, duly executed and signature guaranteed, or other acceptable form of instruction in advance of the Participation Deadline or any such earlier deadline as established by their Intermediary.

Intermediaries representing Electing Second Lien Noteholders will be required to forward, in immediately available US$ denominated funds by wire transfer, an aggregate amount representing the Subscription Amount on or prior to the Funding Deadline. The Backstop Parties have agreed to purchase all of the New Second Lien Notes that are not otherwise subscribed for. In the event that an Electing Second Lien Noteholder or Backstop Party fails to deliver all or any portion of the funds required to purchase its New Second Lien Notes on the Funding Deadline, the Initial Backstop Parties have agreed to purchase those New Second Lien Notes not validly subscribed for on the Funding Deadline.

Additional information regarding the requirements and procedures for participating in the New Capital Offering is included in the New Second Lien Notes Participation Form.

U.S. Eligible Purchasers and Transfer Restrictions

The New Second Lien Notes have not been and will not be registered under the 1933 Act, or the securities Laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act. In the United States, the New Second Lien Notes are being offered and sold only to Institutional Accredited Investors.

Each purchaser in the United States who is purchasing the New Second Lien Notes will, prior to the purchase, be required to sign and deliver a purchaser’s letter in which it will make certain representations and warranties and agree to certain restrictions on the transfer and conversion of the New Second Lien Notes (and shall acknowledge that PNI and PNCC are relying upon such representations and warranties), including the following:

(a)	it is an Institutional Accredited Investor and is authorized to consummate the purchase of the New Second Lien Notes;

(b)

it understands that the New Second Lien Notes have not been and will not be registered under the 1933 Act, and that the offer and sale of the New Second Lien Notes to Persons in the United States is being made to Institutional Accredited Investors in reliance on an exemption from the registration requirements of the 1933 Act and applicable state securities laws. It understands and acknowledges that neither PNI or PNCC is obligated to file and have no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the New Second Lien Notes;

(c)

it is acquiring the New Second Lien Notes solely for investment for its own account or on account of funds managed by it, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof in any transaction in violation of Canadian Securities Laws or U.S. federal and state securities laws. It will hold the New Second Lien Notes for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof within the meaning of the 1933 Act, except in compliance with applicable U.S. federal and state securities laws;

(d)	it acknowledges and understands that the New Second Lien Notes: (i) are being offered and sold to Persons in the United States in a transaction not involving any public offering within the meaning of the 1933 Act and that the offer and sale of New Second Lien Notes in the United States is being made only to Institutional Accredited Investors in reliance on an exemption from the registration requirements of the 1933 Act; (ii) shall be “restricted securities” within the meaning of Rule 144 under the 1933 Act and have not been and will not be registered under the 1933 Act or any U.S. state securities laws; and (iii) may not be reoffered, resold, pledged or otherwise transferred except: (a) outside the United States in accordance with Regulation S under the 1933 Act (“Regulation S”) and in compliance with applicable local laws and regulations; (b) in the United States, in accordance with Rule 144A under the 1933 Act (“Rule 144A”) to a person it reasonably believes is a “qualified institutional buyer” (“Qualified Institutional Buyer”) within the meaning of Rule 144A that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A; (c) in accordance with another exemption from the registration requirements of the 1933 Act (and based upon an opinion of counsel acceptable to the PNI and PNCC, if they so request); (d) to PNI; or (e) pursuant to an effective registration statement under the 1933 Act, and, in each case of clauses (a) through (e), in accordance with all applicable U.S. state securities laws. If applicable, it agrees to notify any subsequent purchaser of the New Second Lien Notes from it of the resale restrictions set forth in the preceding sentence;

(e)

it understands and acknowledges that upon the original issuance of the New Second Lien Notes, and until such time as the same is no longer required under applicable requirements of the 1933 Act or state securities laws, the certificates representing the New Second Lien Notes offered and sold in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend substantially to the following effect unless otherwise agreed by it:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF POSTMEDIA NETWORK INC. (THE “ISSUER”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY: (A) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (B) IN THE UNITED STATES, IN ACCORDANCE WITH RULE 144A UNDER THE 1933 ACT (“RULE 144A”) TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” (“QUALIFIED INSTITUTIONAL BUYER”) WITHIN THE MEANING OF RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER AND TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A; (C) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO ISSUER AND POSTMEDIA NETWORK CANADA CORP., IF THEY SO REQUEST); (D) TO THE ISSUER; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, AND, IN EACH CASE OF CLAUSES (a)THROUGH (e), IN ACCORDANCE WITH ALL APPLICABLE U.S. STATE SECURITIES LAWS.”

provided, that if such New Second Lien Notes are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S, the legend set forth above may be removed by providing an executed declaration to the PNI and PNCC and the trustee for the New Second Lien Notes, in the form PNI and PNCC may reasonably prescribe from time to time to the effect that such sale is being made in compliance with Rule 904 of Regulation S; and provided, further, that, if such New Second Lien Notes are being sold under Rule 144 under the1933 Act. The legend may be removed by delivery to PNI and PNCC and the trustee of an opinion of counsel of recognized standing reasonably satisfactory to PNI and PNCC and the trustee to the effect that such legend is no longer required under applicable requirements of the 1933 Act;

(f)

it is not purchasing New Second Lien Notes as a result of (i) any “general solicitation” or “general advertising”, as those terms are used in Regulation D under the 1933 Act including, without limitation, advertisements, articles, notices and other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising or (ii) any “directed selling efforts” (as such term is defined in Regulation S);

(g)

it has been afforded the opportunity: (i) to ask questions and to receive answers from, representatives of the PNI and PNCC concerning the terms and conditions of the New Second Lien Notes; and (ii) to obtain such additional information that it has considered necessary in connection with its decision to invest in the New Second Lien Notes; and

(h)

it (1) has such knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits of an investment in the New Second Lien Notes and (2) has the financial ability to bear the economic risk of an investment in the New Second Lien Notes and adequate means for providing for current needs and possible contingencies.

Non-Canadian and Non U.S. Purchasers

Each Eligible Second Lien Noteholder that is resident outside of Canada or the United States and that wishes to participate in the New Capital Offering must satisfy the Company that Noteholders in such jurisdiction are entitled to participate in the New Second Lien Note Offering in accordance with the Laws of such jurisdiction without obliging the Company to register the New Second Lien Notes or file a prospectus or other disclosure document or to make any other filings that the Company is not already obligated to make, and the Company may require an opinion of counsel of recognized standing, to such effect.

The Amalgamation

As the final step of the Plan of Arrangement, PNI and ArrangeCo will be amalgamated and will continue as one corporation under the CBCA under the name “Postmedia Network Inc.”. Until changed by the shareholders of Amalco, or by the directors of Amalco in accordance with the CBCA, the directors of PNI, as in effect immediately prior to the Amalgamation, shall be deemed to be the directors of Amalco. Upon completion of the Amalgamation, (i) Amalco shall have a minimum of 1 director and a maximum of 10 directors, until changed in accordance with the CBCA, (ii) the articles and by-laws of PNI, as in effect immediately prior to the Amalgamation, shall be deemed to be the articles and by-laws of Amalco, and (iii) Amalco shall continue to be liable for the obligations of each amalgamating corporation.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court. Prior to the mailing of this Circular, Postmedia obtained the Interim Order providing for the calling and holding of the Noteholders’ Meetings and the Shareholders’ Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix L. The Notice of Application for the Final Order also appears in Appendix M and forms part of this Circular.

Postmedia has advised the Court that the Second Lien Settlement Shares and New Second Lien Notes issuable to the Second Lien Noteholders and the Amended and Restated First Lien Notes issuable to the First Lien Noteholders, in each case pursuant to the Plan of Arrangement will be issued in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereunder, upon the Court’s approval of the Arrangement.

Subject to the approval of the Arrangement by the Noteholders, the hearing in respect of the Final Order is scheduled to take place on September 12, 2016 at 10:00 a.m. (Toronto time) (or such other time and/or date as the Court will advise) at the courthouse, at 330 University Avenue, Toronto, Ontario, Canada. At the hearing, any Securityholder or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the solicitors for Postmedia a Notice of Appearance and satisfying any other requirements of the Court as provided in the Interim Order or otherwise. The Court will consider, among other things, the fairness and reasonableness of the Arrangement, the approval of the First Lien Noteholders’ Arrangement Resolution at the First Lien Noteholders’ Meeting and the approval of the Second Lien Noteholders’ Arrangement Resolution at the Second Lien Noteholders’ Meeting.

The Boards have received the CBCA Opinion and such opinion is attached as Appendix J to this Circular.

The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming the Final Order is granted and the other conditions contained in the Plan of Arrangement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: (a) the various documents necessary to consummate the Recapitalization will be executed and delivered; (b) Articles of Arrangement will be filed with the Director under the CBCA to give effect to the Arrangement; and (c) the transactions provided for in the Plan of Arrangement and the Recapitalization will occur in the order indicated. See “Conditions to the Recapitalization Becoming Effective”.

Subject to the foregoing, it is expected that the Effective Time will occur as soon as practicable after the requisite approvals have been obtained, which is expected to occur on or about September 30, 2016.

Conditions to the Recapitalization Becoming Effective

The conditions to the Recapitalization becoming effective include the following:

(a)

the Plan of Arrangement shall have been approved at the Meetings in accordance with the terms of the Interim Order, provided that if the Plan of Arrangement is approved by the requisite majorities of First Lien Noteholders and Second Lien Noteholders, but is not approved by the requisite majority of the Shareholders, the Consolidation will be, and will deemed to be, deleted as a step in the Plan and will not proceed and Shareholder approval of the Plan of Arrangement will no longer be required;

(b)

the Court shall have granted the Final Order, the operation and effect of which shall not have been stayed, reversed or amended, and in the event of an appeal or application for leave to appeal, final determination shall have been made by the applicable appellate court;

(c)

if determined necessary by Postmedia, acting reasonably, after consultation with the Requisite Consenting Parties, the Final Order shall have been recognized in recognition proceedings pursuant to applicable Law in the United States and all court materials (including any recognition order granted) in connection with the recognition proceedings shall be form and substance acceptable to the Requisite Consenting Parties;

(d)	the Plan of Arrangement, the Final Order and all definitive legal documentation in connection with the foregoing, shall be satisfactory to Postmedia and the Requisite Consenting Parties;

(e)	there shall not exist or have occurred any Material Adverse Change;

(f)	the Funded Amounts shall be equal to the New Capital Offering Amount;

(g)

the Shareholder Rights Plan shall be amended as of the Effective Date on the terms described in “Description of the Recapitalization – The Rights Plan Amendments”, or as may otherwise be acceptable to Postmedia and the Requisite Consenting Parties;

(h)

all accrued and unpaid interest outstanding under the First Lien Notes up until the Effective Date shall have been paid in cash and all accrued and unpaid interest outstanding under the Second Lien Notes up to and including July 15, 2016 shall have been paid in cash (excluding, for greater certainty, with respect to the Second Lien Notes only, any default interest or interest accrued after July 15, 2016);

(i)

all filings that are required under applicable Laws in connection with the Recapitalization shall have been made and any material regulatory consents or approvals that are required in connection with the Recapitalization shall have been obtained;

(j)

there shall not be in effect any preliminary or final decision, order or decree by a government, government authority, court or public authority and no application, action or proceeding shall have been made to any government, government authority, court or public authority, and no action or investigation shall have been announced, threatened or commenced by any government, government authority, court or public authority, in consequence of or in connection with the Recapitalization, which restrains, impedes or prohibits (or if granted could reasonably be expected to restrain, impede or prohibit), the Recapitalization or any material part thereof or requires or purports to require a material variation of the Recapitalization;

(k)

the Recapitalization shall be compliant with section 19 of the Tax Act, not result in the acquisition of control of Postmedia by a non-Canadian under the Investment Canada Act, and, if required, receive clearance under the Competition Act;

(l)

all conditions to implementation of the Plan of Arrangement set out in the Noteholder Support Agreements shall have been satisfied or waived in accordance with their terms and the Noteholder Support Agreements shall not have been terminated; and

(m)

Postmedia shall have paid the fees and expenses of the First Lien Trustee under the First Lien Note Indenture, and of the Second Lien Trustee under the Second Lien Note Indenture up to and including the Effective Date.

Procedures

Shareholders — Registered Shareholders

A Letter of Transmittal will be provided to Registered Shareholders prior to the effective date of the Consolidation. If the Consolidation is completed, Registered Shareholders must properly complete, execute and return the Letter of Transmittal, together with the certificate(s) representing their Shares and any other relevant documents required by the instructions set out in the Letter of Transmittal, to the Depositary at one of the offices specified in the Letter of Transmittal, which documents must actually be received by the Depositary in order to receive their New Shares. Except as otherwise provided by the instructions in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an eligible institution as defined and set out in the Letter of Transmittal that will be sent to Registered Shareholders. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or securities transfer power of attorney guaranteed by the eligible institution. All questions as to form, validity and acceptance of any Shares deposited pursuant to the Consolidation will be determined by Postmedia in its sole discretion. Registered Shareholders depositing Shares agree that such determination shall be final and binding.

Postmedia reserves the absolute right to reject any and all deposits which Postmedia determines not to be in proper form or which may be unlawful for it to accept under the Laws of any jurisdiction. Postmedia reserves the absolute right to waive any defect or irregularity in the deposit of any Shares. There shall be no duty or obligation on Postmedia, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Shares and no liability shall be incurred by any of them for failure to give such notice. Postmedia reserves the right to permit the procedure for the exchange of Shares pursuant to the Consolidation to be completed other than that as set out above. Unless otherwise directed in the Letter of Transmittal, the certificate representing the New Shares to be issued in exchange for the Shares will be issued in the name of the registered holder of the shares so deposited. Unless the person who deposits the Shares instructs the Depositary to hold the share certificate for pick-up by checking the appropriate box in the Letter of Transmittal, certificates will be forwarded by first class insured mail to the address supplied in the Letter of Transmittal. If no address is provided, certificates will be forwarded to the address of the person as shown on the applicable register of Postmedia.

If the Consolidation is approved, certificates formerly representing Shares on a pre-Consolidation basis will represent New Shares on a post-Consolidation basis prior to the exchange of such certificates in accordance with a duly completed Letter of Transmittal.

Registered Shareholders who do not forward to the Depositary properly completed Letters of Transmittal (together with a certificate or certificates representing their Shares and all other required documents) will not receive the certificates representing the Shares which they are otherwise entitled and also will not be recorded on the registers of Shares until proper delivery is made.

Where a certificate representing Shares has been destroyed, lost or mutilated, the registered holder of that certificate should immediately complete the Letter of Transmittal as fully as possible and deliver it together with a letter describing the loss to the Depositary in accordance with instructions in the Letter of Transmittal.

Shareholders – Non-Registered Shareholders

If the Consolidation is completed, Non-Registered Shareholders will receive their New Shares through the facilities of CDS. Delivery of New Shares will be made through the facilities of CDS to CDS participants who in turn will deliver the Shares to the beneficial holders of such New Shares pursuant to standing instructions and customary practices.

First Lien Noteholders

CDS, as sole registered holder of the First Lien Notes on behalf of the holders of First Lien Notes, will surrender for cancellation certificates representing the First Lien Notes to the First Lien Indenture Trustee. Delivery of the Amended and Restated First Lien Notes issuable to the holders of First Lien Notes as consideration for the exchange and cancellation of the First Lien Notes will be made through the facilities of CDS to CDS participants who in turn will deliver the Amended and Restated First Lien Notes to the holders of First Lien Notes pursuant to standing directions and customary practices.

Second Lien Noteholders

DTC, as sole registered holder of the Second Lien Notes on behalf of the holders of Second Lien Notes, will surrender for cancellation certificates representing the Second Lien Notes to the Second Lien Indenture Trustee. Delivery of the Second Lien Settlement Shares issuable to the holders of Second Lien Notes as consideration for the exchange and cancellation of the Second Lien Notes will be made through the facilities of DTC to DTC participants who in turn will deliver the Second Lien Settlement Shares to the holders of Second Lien Notes pursuant to standing directions and customary practices.

General

Any use of the mail to transmit a certificate representing Shares and a related Letter of Transmittal and/or Notes and a related Letter of Transmittal is at the risk of the Securityholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used. If the Recapitalization is not completed, the certificates representing Shares and/or Notes, as applicable, received by the Depositary or Trustee, as applicable, will be returned to the appropriate Securityholders.

Securityholders whose Shares or Notes are registered in the name of a broker, investment dealer, bank, trust company or other Intermediary should contact that Intermediary for instructions and assistance in providing details of registration and delivery of their Shares or New Shares, as applicable.

Strict compliance with the requirements set forth above concerning deposit and delivery of securities and related required documents will be necessary.

Fairness Opinion

BMO Capital Markets was asked by Postmedia to provide an opinion to the Boards of Directors as to the fairness of the Recapitalization, from a financial point of view, to Postmedia. BMO Capital Markets rendered its opinion that as of July 7, 2016, based upon and subject to the various considerations set forth in the Fairness Opinion, the Recapitalization, if implemented, is fair, from a financial point of view, to Postmedia. Services provided by BMO Capital Markets relating to the Recapitalization also included the provision to the Boards of Directors of the CBCA Opinion which is attached as Appendix J to this Circular.

The full text of the Fairness Opinion is attached as Appendix I to this Circular and should be read carefully and in its entirety. The Fairness Opinion describes the scope of the review undertaken by BMO Capital Markets, the assumptions made by BMO Capital Markets, the limitations on the use of the Fairness Opinion, and the basis of BMO Capital Markets’ fairness analysis for the purposes of the Fairness Opinion, among other matters. The summary of the Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. BMO Capital Markets has provided its written consent to the inclusion of the Fairness Opinion in this Circular. The Fairness Opinion states that it may not be quoted, summarized, paraphrased, excerpted, referred to or relied upon by any person or entity other than the Boards of Directors or for any other purpose without the express prior written consent of BMO Capital Markets.

Assumptions

The Fairness Opinion provides various assumptions, including:

●

BMO Capital Markets relied upon, and assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by PNCC and its officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of its professional judgment, and except as expressly described in the Fairness Opinion, BMO Capital Markets has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information;

●

BMO Capital Markets has assumed that all conditions precedent to the completion of the Recapitalization can be satisfied in the time required and that all consents, permissions, exemptions or orders of third parties and relevant Governmental Authorities will be obtained, without adverse condition or qualification, and that the Recapitalization can proceed as scheduled and without material additional cost to PNCC or liability of PNCC to third parties; and

●

The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the condition and prospects, financial and otherwise, of PNCC, its associates and affiliates, as they were reflected in the Information obtained by BMO Capital Markets. In its analyses and in preparing the Fairness Opinion, BMO Capital Markets, exercising its professional judgment, made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Recapitalization.

Limitations

The Fairness Opinion is subject to various limitations, including:

●

BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to its attention after the date of the Fairness Opinion. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date of the Fairness Opinion, BMO Capital Markets reserves the right to change, modify or withdraw the Fairness Opinion;

●

BMO Capital Markets based the Fairness Opinion upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion;

●

BMO Capital Markets was not engaged to provide and has not provided: (i) an opinion as to the fairness of the Recapitalization to the Securityholders; (ii) an opinion as to the relative fairness of the Recapitalization among or between the Securityholders; (iii) a formal valuation or appraisal of PNCC or any of its securities or assets or the securities or assets of PNCC’s associates or affiliates (nor has BMO Capital Markets been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of PNCC, or of securities of its associates or affiliates following the completion of the Recapitalization; (v) an opinion as to the fairness of the process underlying the Recapitalization; (vi) a recommendation to any Noteholders as to whether or not their Notes should be held or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization or to participate or not participate in any lending opportunity made available to the Noteholders; or (vii) a recommendation to any Shareholder as to whether or not their Shares should be held or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization; and the Fairness Opinion should not be construed as such; and

●

BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Recapitalization and the Fairness Opinion does not address any such matters. BMO Capital Markets has relied upon, without independent verification, the assessment by PNCC and its legal and tax advisors with respect to such matters, as applicable.

Approach to Fairness

For the purposes of the Fairness Opinion, BMO Capital Markets considered that the Recapitalization would be fair, from a financial point of view, to Postmedia if the transaction:

●	provides the Company with an improved capital structure, by reducing the total amount of debt outstanding and the amount of debt maturing in the near-term;

●

reduces the risk that the Company’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance the operating and capital expenditures necessary to execute its operating strategy and service its debt; and

●	based on the foregoing criteria, is better than other known, feasible alternatives.

In addition, BMO Capital Markets considered, among other things, the following matters:

●	the Company, with its current capital structure, is unable to execute its business plan and at the same time service its debt;

●

in the event the Company has insufficient liquidity to continue to operate its business or the Company is unable to service its debt and refinance its debt as it matures, the likely result, in the absence of implementing the Recapitalization, is an insolvency process which would be expected to have a negative impact on the overall enterprise value of the Company;

●

the Recapitalization contemplates the repayment of a portion of the First Lien Notes and the extinguishment of the Second Lien Notes thereby substantially reducing PNCC’s outstanding debt and deferring the maturities of the Notes in 2017 and 2018 by at least four years;

●	the Recapitalization transaction would substantially reduce PNCC’s annual cash interest expense;

●	the Company has the opportunity, at this time, to effect a restructuring with the approval of Noteholders and Shareholders in accordance with applicable Laws; and

●	BMO Capital Markets and the Company are not aware of any other feasible alternatives that are better than the Recapitalization transaction.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, or any of its respective associates or affiliates (collectively, the “Interested Parties”). In addition to the services being provided under the Engagement Agreement, BMO Capital Markets has in the past provided and may in the future provide, traditional banking, financial advisory and investment banking services to the Interested Parties. The fees received by BMO Capital Markets in connection with the above activities are not material to BMO Capital Markets. There are no understandings, agreements or commitments between BMO Capital Markets, or any of its affiliated entities, on the one hand, and the Interested Parties, on the other hand, with respect to any future business dealings which are expected to result in fees that are material to either BMO or BMO Capital Markets.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to the Company or for its associates or affiliates, or with respect to the transaction constituted by the Recapitalization. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Company or its associates or affiliates in the ordinary course of business. The fees received by BMO in connection with the above activities are not material to BMO.

The Fairness Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved by a committee of officers of BMO Capital Markets who are collectively experienced in mergers and acquisitions, divestitures, restructuring and valuation matters.

CBCA Opinion

In addition to the Fairness Opinion, BMO Capital Markets provided the Boards of Directors with the CBCA Opinion. The full text of the CBCA Opinion is attached as Appendix J to this Circular and should be read carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by BMO Capital Markets in providing its opinion.

Recommendation of the Boards of Directors

After careful consideration of, among other things, the Fairness Opinion and the recommendation of the Special Committee, and upon consultation with its financial advisors and outside legal counsel, the Boards of Directors have unanimously approved the Recapitalization and authorized its submission to the Securityholders and the Court for their respective approvals. The Boards of Directors also considered various factors discussed in the foregoing section entitled “Background To and Reasons For the Recapitalization”. The Boards of Directors unanimously recommend that the Securityholders vote in favour of the First Lien Noteholders’ Arrangement Resolution, the Second Lien Noteholders’ Arrangement Resolution, the Shareholders’ Arrangement Resolution and the Rights Plan Amendments Resolution, as applicable, at the Meetings.

THE SUPPORT AGREEMENTS

In connection with the Recapitalization:

●	Postmedia and Canso, which exercises voting control over approximately 82% of the First Lien Notes and approximately 20.1% of the outstanding Shares, entered into the First Lien Support Agreement;

●

Postmedia and the Supporting Second Lien Noteholders, which hold approximately 80% of the Second Lien Notes and approximately 2.5% of the outstanding Shares, entered into the Second Lien Support Agreement; and

●	Postmedia and certain Shareholders holding approximately 75% of the outstanding Shares in the aggregate, entered into the Shareholder Support Agreements.

As a result of the voting commitments contained in the Support Agreements, the First Lien Noteholders’ Arrangement Resolution, the Second Lien Noteholders’ Arrangement Resolution and the Shareholders’ Arrangement Resolution are each expected to be approved at the Meetings.

The following is a summary of the principal terms of the Support Agreements. This summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, copies of which are available under PNCC’s SEDAR profile at www.sedar.com.

Noteholder Support Agreements

Covenants

Pursuant to the Noteholder Support Agreements, Canso and the Supporting Second Lien Noteholders have agreed, subject to the terms and conditions of the Noteholder Support Agreements, among other things:

●

to vote all of their Notes and Shares (if any) in favour of the Recapitalization and the Plan of Arrangement and against any other matter or transaction that could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization or the Plan of Arrangement;

●	not to support any alternative offer, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for Postmedia;

●	not to take, or omit to take, any action that would frustrate, hinder or delay the consummation of the Recapitalization and the Plan of Arrangement;

●	subject to certain exceptions, not to sell or transfer any of their Notes or Shares;

●	not to accelerate or enforce the payment or repayment of any of their Debt (as such term is defined in the Noteholder Support Agreements);

●

to waive any defaults or events of default under the First Lien Note Indenture or the Second Lien Note Indenture, as applicable, that may occur as a result of the Recapitalization or the non-payment of the interest payment on the Second Lien Notes on the July 15, 2016 interest payment date; and

●	to consent to a stay of any existing and potential defaults in connection with the Notes, subject to Postmedia’s continued compliance with the terms of the Noteholder Support Agreement.

Postmedia has agreed, subject to the terms of the Noteholder Support Agreements, among other things:

●

to pursue completion of the Recapitalization on a timely basis and in good faith, including by taking all reasonable actions to obtain the Final Order by September 30, 2016 and complete the Recapitalization prior to the Outside Date;

●	to indemnify Canso and the Supporting Second Lien Noteholders against certain liabilities or claims they may incur in connection with the Recapitalization;

●	subject to certain exceptions permitted by the First Lien Notes Indenture, not to incur any indebtedness or liens, or to prepay or redeem any non-revolving indebtedness;

●	to operate their business in the ordinary course and not take certain specified actions without the prior approval of Canso and the Supporting Second Lien Noteholders; and

●	to maintain credit ratings in respect of the First Lien Notes and obtain credit ratings in respect of the Amended and Restated First Lien Notes.

Representations and Warranties

In the Noteholder Support Agreements, Postmedia, on the one hand, and Canso or the Supporting Second Lien Noteholders, as applicable, on the other hand, make a number of customary representations and warranties to each other regarding themselves, the Noteholder Support Agreements and the Recapitalization.

Alternative Transaction

If Postmedia, Canso and the Majority Supporting Second Lien Noteholders determine that the Recapitalization will not be implemented pursuant to a plan of arrangement under the CBCA for any reason, the parties have agreed that they will consider and negotiate in good faith and, if practicable, consummate the Recapitalization by way of an alternative implementation method or proceeding.

Superior Transaction

The Noteholder Support Agreements prohibit Postmedia from negotiating or entering into any transaction that is an alternative to the Recapitalization unless the transaction is the result of a bona fide unsolicited proposal in respect of which the Boards, following receipt of advice from legal and financial advisors, determine would reasonably be expected to result in a transaction more favourable to Postmedia and its stakeholders than the Recapitalization (a “Superior Transaction”).

Conditions

The Noteholder Support Agreements provide that the Recapitalization is subject to the satisfaction or waiver, prior to or at the Effective Time, of a number of conditions for the mutual benefit of Postmedia, on the one hand, and Canso or the Supporting Second Lien Noteholders, as applicable, on the other hand, including:

●	approval of the Plan of Arrangement by the Court by the requisite majority of Noteholders and Shareholders by not later than September 30, 2016;

●

all required stakeholder, regulatory and Court approvals, consents, waivers and filings having been obtained or made on terms satisfactory to Postmedia, Canso and the Majority Supporting Second Lien Noteholders, each acting reasonably;

●

the absence of any (i) decisions, orders or decrees by any Governmental Authority, (ii) applications to any Governmental Authority and (iii) announced, threatened or commences actions or investigations by any Governmental Authority that restrains, impedes or prohibits (or would restrain, impeded or prohibit) the Recapitalization or any material part thereof or require any material variation of the Recapitalization;

●	the Noteholder Support Agreements and the Backstop Commitment Letter shall be full force and effect and shall not have been terminated; and

●	the Effective Date shall occur by no later than the Outside Date.

Postmedia’s obligations to complete the Recapitalization are also subject to the satisfaction or waiver by Postmedia, prior to or at the Effective Date, of a number of conditions including:

●

Canso and the Supporting Second Lien Noteholders, as applicable, having complied in all material respects with their covenants and obligations in the Noteholder Support Agreements that are to be performed on or before the Effective Date; and

●

the representations and warranties of Canso and the Supporting Second Lien Noteholders, as applicable, in the applicable Noteholder Support Agreements being true and correct in all material respects as of the Effective Date.

The respective obligations of Canso and the Supporting Second Lien Noteholders, as applicable, to complete the Recapitalization are also subject to the satisfaction or waiver by Canso or the Supporting Second Lien Noteholders, as applicable, prior to or at the Effective Date, of a number of conditions including:

●	Postmedia having complied in all material respects with its covenants and obligations in the applicable Noteholder Support Agreement;

●	the representations and warranties of Postmedia in the applicable Noteholder Support Agreements being true and correct in all material respects as of the Effective Date;

●	the absence of any Material Adverse Change;

●

in the case of Canso’s obligations under the First Lien Noteholder Support Agreement, all accrued and unpaid interest outstanding under the First Lien Notes up to the Effective Date having been paid; and

●

in the case of the Supporting Second Lien Noteholders’ obligations under the Second Lien Noteholder Support Agreement, all accrued and unpaid interest outstanding under the Second Lien Notes up to and including July 15, 2016 (excluding, for greater certainty, any default interest or interest accrued after July 15, 2016) having been paid.

Termination

The Noteholder Support Agreements will terminate automatically at the Effective Time and may be terminated at any time by mutual written consent of Postmedia and Canso (in the case of the First Lien Support Agreement) or of Postmedia and the Majority Supporting Second Lien Noteholders (in the case of the Second Lien Support Agreement).

The Noteholder Support Agreements may be terminated by Canso or the Majority Supporting Second Lien Noteholders, as applicable, in certain circumstances, including if:

●	Postmedia fails to meet any of the milestones for the Recapitalization set in the Noteholder Support Agreements within the times set forth therein;

●	Postmedia enters into a written agreement to pursue a Superior Transaction;

●

Postmedia breaches its obligations under the applicable Noteholder Support Agreement in any material respect and such breach, if capable of being cured, is not cured within the time periods permitted under the applicable Noteholder Support Agreement;

●	any of Postmedia’s representations, warranties or acknowledgements in the applicable Noteholder Support Agreement are untrue in any material respect;

●

a preliminary or final decision, order or decree is issued by any Governmental Authority, an application is made to any Governmental Authority or a Governmental Authority commences an action or investigation that restrains, impedes or prohibits the Recapitalization;

●

a Noteholder Support Agreement or the Backstop Commitment Letter is terminated or if Canso or the Supporting Second Lien Noteholders at any time hold less than 66 2/3% of the principal amount of the outstanding First Lien Notes or Second Lien Notes, respectively;

●

the proceedings in respect of the Plan of Arrangement are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed with respect to Postmedia (except with the prior written consent of Canso or the Majority Supporting Second Lien Noteholders, as applicable);

●	Postmedia seeks to amend the terms of the Recapitalization without the prior written consent of Canso or the Majority Supporting Second Lien Noteholders, as applicable; or

●	the Recapitalization is not completed by the Outside Date.

The Noteholder Support Agreements may be terminated by Postmedia in certain circumstances, including if:

●	the Boards determine to proceed with a Superior Transaction as permitted by the Noteholder Support Agreements;

●

Canso or the Supporting Second Lien Noteholders, as applicable, breach their obligations under the applicable Noteholder Support Agreement in any material respect and such breach, if capable of being cured, is not cured within the time periods permitted under the applicable Noteholder Support Agreement;

●

any of the representations, warranties or acknowledgements of Canso or the Supporting Second Lien Noteholders, as applicable, in the applicable Noteholder Support Agreement are untrue in any material respect;

●	the Backstop Commitment Letter is terminated;

●	a decision, order or decree is issued by any Governmental Authority that restrains, impedes or prohibits the Recapitalization; or

●	the Recapitalization is not completed by the Outside Date.

Shareholder Support Agreements

Pursuant to the Shareholder Support Agreements, certain Shareholders holding approximately 75% of the outstanding Shares have agreed, among other things, to, subject to the terms and conditions of the Shareholder Support Agreements, vote all of their Shares in favour of the Recapitalization.

THE BACKSTOP COMMITMENT LETTER

In connection with the Recapitalization, Postmedia entered into the Backstop Commitment Letter with the Backstop Parties.

The following is a summary of the principal terms of the Backstop Commitment Letter. This summary does not purport to be complete and is qualified in its entirety by reference to the Backstop Commitment Letter, a copy of which is available under PNCC’s SEDAR profile at www.sedar.com.

Pursuant to the Backstop Commitment Letter, the Backstop Parties have agreed to purchase any of the New Second Lien Notes not otherwise purchased by the Eligible Second Lien Noteholders pursuant to the New Capital Offering.

In consideration of the commitment of the Backstop Parties, Postmedia has agreed to pay the Backstop Consideration to the Initial Backstop Parties. The Backstop Consideration will be payable (i) upon completion of the New Capital Offering, (ii) if the Backstop Commitment Letter is terminated for any reason other than a breach by a Backstop Party that is not cured as provided therein or the occurrence of the Outside Date or (iii) if the Second Lien Support Agreement is terminated for any reason other than a breach by a Backstop Party that is not cured as provided therein. If the Backstop Consideration is paid upon completion of the New Capital Offering, the Initial Backstop Parties will use the Backstop Consideration to acquire the Backstop Consideration Notes with an aggregate principal amount equal to the Backstop Consideration.

The Backstop Commitment Letter shall automatically terminate on the earliest to occur of the Effective Date, termination of the Second Lien Support Agreement and the Outside Date. The Backstop Commitment Letter may also be terminated by the Backstop Parties in circumstances that generally mirror the circumstances in which the Second Lien Noteholders may terminate the Second Lien Support Agreement.

THE ARRANGEMENT AGREEMENT

The Arrangement Agreement contains covenants by PNCC and PNI to make application to the Court to effect the Arrangement pursuant to the form of Plan of Arrangement attached as Appendix F to this Circular.

CERTAIN REGULATORY AND OTHER MATTERS RELATING TO THE RECAPITALIZATION

Issuance and Resale of Securities Received in the Recapitalization

United States

The following discussion is a general overview of certain requirements of U.S. federal securities Laws applicable to Second Lien Noteholders in the United States in connection with the Second Lien Note Exchange Transaction under the Arrangement. All Second Lien Noteholders in the United States (“U.S. Second Lien Noteholders”) are urged to consult with their own legal advisors to ensure that the resale of any Second Lien Settlement Shares issued to them pursuant to the Second Lien Note Exchange Transaction under the Arrangement complies with applicable U.S. securities Laws. Further information applicable to U.S. Shareholders is disclosed under the heading “Notice to Securityholders in the United States” in this Circular.

Exemption from the Registration Requirements of the 1933 Act

The issuance and distribution of Second Lien Settlement Shares to Second Lien Noteholders pursuant to the Second Lien Note Exchange Transaction under the Plan of Arrangement have not been and will not be registered under the 1933 Act or any applicable securities laws of any state of the United States and are being issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(10) thereof (and similar exemptions under applicable state securities laws) on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. Section 3(a)(10) exempts from the general requirement of registration under the 1933 Act securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court of competent jurisdiction that is expressly authorized by Law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear and receive timely notice thereof. All Shareholders and Noteholders are entitled to appear and be heard at this hearing. The Final Order will constitute the basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to the Second Lien Settlement Shares to be issued and distributed to Second Lien Noteholders pursuant to the Plan of Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

Resale of Second Lien Settlement Shares Issued to Second Lien Noteholders at the Effective Time

The ability of a U.S. Second Lien Noteholder to resell the Second Lien Settlement Shares issued to it at the Effective Time of the Arrangement will depend on whether it is an “affiliate” of PNCC after the Effective Time or was an “affiliate” of PNCC within 90 days prior to the Effective Time. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more Intermediaries, controls, or is controlled by, or is under common control with, such issuer whether through the ownership of voting securities, by contract or otherwise. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

The resale rules applicable to U.S. Second Lien Noteholders in respect of the Second Lien Settlement Shares are summarized below. Such U.S. Second Lien Noteholders are urged to consult with their own legal counsel to ensure that the resale of Second Lien Settlement Shares issued to them pursuant to the Arrangement complies with all applicable securities legislation.

Resales by Non-Affiliates of PNCC

Persons or entities who are not affiliates of PNCC after the Effective Time, or within 90 days prior to the Effective Time, may resell the Second Lien Settlement Shares issued to them in accordance with the Arrangement without restriction under the 1933 Act.

Resale by Affiliates of PNCC

Persons or entities who are affiliates of PNCC after the Effective Time, or within 90 days prior to the Effective Time, will be subject to restrictions on resales of their Second Lien Settlement Shares by the 1933 Act. These affiliates may not resell their Second Lien Settlement Shares unless such Second Lien Settlement Shares are registered under the 1933 Act or an exemption from such registration requirements is available. Affiliates may resell their Second Lien Settlement Shares outside the United States in accordance with Regulation S and in the United States in accordance with the provisions of Rule 144A under the 1933 Act, or Rule 144 under the 1933 Act, including the availability of current public information regarding PNCC and compliance with the applicable holding period, the volume and manner of sale limitations, and notice filing requirements of Rule 144 under the 1933 Act.

Canada

The issuance of the Second Lien Settlement Shares to the Second Lien Noteholders in the Second Lien Note Exchange Transaction will be exempt from the prospectus requirements under Canadian securities legislation. As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of recession or damages, will not be available in respect of the Second Lien Settlement Shares issued as part of the Second Lien Note Exchange Transaction.

The Second Lien Settlement Shares issued to the Noteholders in the Second Lien Note Exchange Transaction will be freely tradeable in Canada subject to typical securities Law limitations. Noteholders are advised to seek legal advice prior to any resale of the Second Lien Settlement Shares.

Related Party Transactions

Canso is a “related party” of the Corporation for the purposes of MI 61-101 as a result of its ownership of 20.26% of the outstanding Variable Voting Shares. Postmedia is a reporting issuer under applicable securities legislation in the provinces of Canada and is, among other things, subject to applicable securities Laws, including MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure the protection and fair treatment of securityholders by requiring enhanced disclosure, approval by a majority of securityholders (excluding interested or related parties) and, in certain cases, independent valuations. The Second Lien Note Exchange Transaction constitutes a “related party transaction” under MI 61-101 because it involves amending the terms of an outstanding debt owed to a related party.

MI 61-101 provides that, unless an exemption is available, a reporting issuer proposing to carry out related party transactions is required to obtain a formal valuation from a qualified independent valuator and to provide the holders of the affected securities with a summary of such valuation. Although the Second Lien Note Exchange Transaction (to the extent of Canso’s participation therein) constitutes a related party transaction, it is not the type of related party transaction in respect of which a formal valuation is required under MI 61-101.

Under Section 5.7(f) of MI 61-101, a reporting issuer is not required to obtain minority shareholder approval in respect of a related party transaction if (a) the transaction is an amendment of a loan obtained from a related party on reasonable commercial terms that are not less advantageous to the issuer than if the loan were obtained from a person dealing at arm’s length with the issuer and (b) the loan is not (i) convertible, directly or indirectly, into equity of voting securities of the issuer or a subsidiary entity of the issuer, or otherwise participating in nature or (ii) repayable as to principal or interest, directly or indirectly, in equity or voting securities of the issuer or a subsidiary entity of the issuer. The Note Exchange qualifies for this exemption and therefore Postmedia is not required to obtain minority Shareholder approval for the Note Exchange under MI 61-101.

Competition Act (Canada)

The Arrangement is conditional upon the receipt of any required clearances under the Competition Act. Under the Competition Act, the acquisition of the assets of an operating business or the acquisition of the shares of a corporation that carries on an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded.

Regardless of whether or not the Recapitalization would otherwise constitute a notifiable transaction under the Competition Act, the Recapitalization is exempt from the pre-merger notification requirements pursuant to Subsection 111(d) of the Competition Act, which provides that certain acquisitions by creditors are not subject to the pre-merger notification requirements. Postmedia has confirmed that this exemption is available in the context of the Recapitalization.

Even if a transaction is not notifiable, the Commissioner of Competition appointed under the Competition Act may challenge a transaction either before the transaction is completed or within one year after it was substantially completed (unless an advance ruling certificate is issued) if he is of the view that the transaction will lead to a substantial lessening or prevention of competition in a relevant market in Canada.

Stock Exchange Listing

The Shares are listed on the TSX. Postmedia is awaiting receipt of the TSX Conditional Listing Approval, and subject to the satisfaction of any conditions set out in the TSX Conditional Listing Approval, the New Shares will be listed on the TSX upon completion of the Recapitalization.

Under the rules of the TSX, Shareholder approval is required for the Second Lien Note Exchange Transaction because the transaction will (i) result in PNCC issuing approximately 138 million Variable Voting Shares assuming a 100:1 Consolidation (or 13.8 billion Variable Voting Shares if the Consolidation does not occur) representing approximately 4,900% dilution of the existing Shares, which exceeds the 25% level of dilution above which the TSX requires Shareholder approval, and (ii) materially affect control of PNCC (for purposes of the TSX rules), as Chatham (which currently does not own any Shares) is expected to cumulatively own upon completion of the Recapitalization approximately 91 million Variable Voting Shares assuming a 100:1 Consolidation (or 9.1 billion Variable Voting Shares if the Consolidation does not occur), representing approximately 64.7% of the outstanding Shares on a post-Recapitalization basis (and, as the Variable Voting Shares, as a class, are entitled to 49.9% of the votes, representing approximately 32.3% of the voting rights of the Company), based on the Company’s current information on holdings of Second Lien Notes.

As a result, Shareholder approval is required for the Second Lien Note Exchange Transaction. Such approval will be obtained by way of written consents in lieu of a meeting. For purposes of the written consents, the TSX has confirmed that approval is required from Shareholders owning more than 50% of the outstanding Shares. For such purposes, each Voting Share and Variable Voting Share will vote on the basis of one vote per Share (and for such purposes, Voting Shares, as a class, will not be entitled to 50.1% of the votes as contemplated in PNCC’s articles). Certain holders of approximately 75% of the outstanding Shares have agreed to support the Recapitalization and, as such, these holders have provided the required consents.

Expenses

The estimated fees, costs and expenses payable by Postmedia in connection with the completion of the Recapitalization including, without limitation, financial advisory fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately $10 million.

PNCC AFTER THE RECAPITALIZATION

Share Capital

After the Recapitalization is implemented, the authorized capital of PNCC will consist of an unlimited number of New Voting Shares and an unlimited number of New Variable Voting Shares. On the Effective Date following the Recapitalization, approximately 49,353 New Voting Shares and 140,541,497 New Variable Voting Shares will be outstanding (based on 276,246,490 Variable Voting Shares and 4,935,355 Voting Shares outstanding as of July 28, 2016).

Principal Shareholders

To the knowledge of management of Postmedia, after giving effect to the Recapitalization there will be one Shareholder who beneficially owns or exercises control or direction over, directly or indirectly, the New Shares carrying more than ten percent of the voting rights attached to all outstanding New Shares as indicated in the table below.

Name of Shareholder	Number and Percentage of Shares as at July 7, 2016	Number and Percentage of New Shares as at the Effective Date upon Completion of the Arrangement
Chatham	-	Approximately 91,037,713 New Variable Voting Shares (64.7% of the total New Shares)

PRICE RANGE AND TRADING VOLUME FOR THE SHARES

The Variable Voting Shares are listed and posted for trading on the TSX under the symbol “PNC.B”.

The monthly volume of trading and price ranges of the Variable Voting Shares on the TSX over the 12 months prior to the date of this Circular are set forth in the following table:

Period	High	Low	Volume

July 2015	$0.80	$0.59	90,001

August 2015	$0.67	$0.59	69,936

September 2015	$0.59	$0.59	3,000

October 2015	$0.59	$0.23	140,681

November 2015	$0.44	$.026	81,529

December 2015	$0.26	$0.14	46,302

January 2016	$0.20	$0.13	20,400

February 2016	$0.15	$0.15	2,500

March 2016	$0.15	$0.05	266,090

April 2016	$0.06	$0.04	772,885

May 2016	$0.05	$0.03	516,790

June 2016	$0.03	$0.01	1,320,593

The Voting Shares are listed and posted for trading on the TSX under the symbol “PNC.A”.

The monthly volume of trading and price ranges of the Voting Shares on the TSX over the 12 months prior to the date of this Circular are set forth in the following table:

Period	High	Low	Volume

July 2015	$0.65	$0.65	1,500

August 2015	$0.65	$0.37	19,000

September 2015	$0.36	$0.36	-

October 2015	$0.39	$0.30	85,000

November 2015	$0.38	$0.25	15,088

December 2015	$0.25	$0.15	8,002

January 2016	$0.24	$0.15	18,595

February 2016	$0.25	$0.16	17,496

March 2016	$0.16	$0.08	49,774

April 2016	$0.12	$0.03	668,236

May 2016	$0.06	$0.04	599,359

June 2016	$0.04	$0.02	588,000

LEGAL PROCEEDINGS

The Corporation is involved in various legal claims arising in the ordinary course of its newspaper and digital media and online businesses. The majority of these claims are brought pursuant to defamation legislation in the province of publication. The Corporation maintains a multi-media liability insurance policy in respect of defamation claims. Subject to the terms and conditions of that policy, and the insurer’s coverage position in respect of individual claims, the resolution of these matters is not expected to have a material adverse effect on the Corporation’s consolidated financial position, results of operations or cash flows.

INCOME TAX CONSIDERATIONS

This Circular does not address any tax considerations of the Recapitalization other than the Canadian and United States federal income tax considerations described below. Holders who are resident in jurisdictions other than Canada and the United States should consult their tax advisors with respect to the tax implications of the Recapitalization.

The following summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular holder. Consequently, holders are urged to consult their own tax advisors for advice as to the tax considerations in respect of the Recapitalization having regard to their particular circumstances.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations arising in connection with the Recapitalization as set forth in the Plan of Arrangement generally applicable to Noteholders and Shareholders (“Holders”) who, at all relevant times, for the purposes of the Tax Act: (i) deal at arm’s length with and are not affiliated with Postmedia, (ii) hold their Notes and Shares (as applicable) and will hold their Shares, Second Lien Settlement Shares, Amended and Restated First Lien Notes and New Second Lien Notes (as applicable) as capital property, and (iii) beneficially own any such Notes and Shares, including entitlements to all payments thereunder. The Notes, Shares, Second Lien Settlement Shares, New Shares, Amended and Restated First Lien Notes and New Second Lien Notes will generally be considered to be capital property of a Holder unless either the Holder holds (or will hold) such Notes, Shares, Second Lien Settlement Shares, New Shares, Amended and Restated First Lien Notes or New Second Lien Notes in the course of carrying on a business or the Holder has acquired such Notes, Shares, Second Lien Settlement Shares, New Shares, Amended and Restated First Lien Notes and New Second Lien Notes in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Holders whose Notes, Shares, Second Lien Settlement Shares, New Shares, Amended and Restated First Lien Notes or New Second Lien Notes might not otherwise qualify as capital property may, in certain circumstances, treat such Notes, Shares, Second Lien Settlement Shares, New Shares, Amended and Restated First Lien Notes or New Second Lien Notes as capital property by making an irrevocable election pursuant to Subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market rules”; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; or (v) that has entered into or will enter into, in respect of the Notes, Shares, Second Lien Settlement Shares, New Shares, Amended and Restated First Lien Notes or New Second Lien Notes as the case may be, a “synthetic disposition arrangement” or a “derivative forward agreement” for purposes of the Tax Act. Such Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the current regulations thereto (the “Regulations”) and counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (the “CRA”). The summary also takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted as proposed. This summary does not otherwise take into account or anticipate any changes in Law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This summary is not intended to be, nor should it be construed as, legal or tax advice to any particular Holder. Holders are urged to consult with their own tax advisors concerning the tax consequences to them of the transactions described in this Circular.

For purposes of the Tax Act, all amounts relevant in computing the income, taxable income and taxes payable by a Holder, including the cost and adjusted cost base of Notes, New Shares, Amended and Restated First Lien Notes and New Second Lien Notes, must be determined in Canadian dollars based on the exchange rate quoted by the Bank of Canada for noon on the relevant date (or, if there is no such rate quoted for the relevant date, the closest preceding date for which such a rate is quoted) or such other rate of exchange that is acceptable to the Minister of National Revenue.

Holders Resident in Canada

The following discussion applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is or is deemed to be a resident of Canada (a “Canadian Holder”).

Share Consolidation

A Canadian Holder will not realize a capital gain or a capital loss as a result of the Consolidation, and the aggregate adjusted cost base of the New Shares received on the Consolidation will be equal to the aggregate adjusted cost base of the Shares immediately prior to the Consolidation.

Exchange of Second Lien Notes

A Canadian Holder of Second Lien Notes will be considered to have disposed of its Second Lien Notes in consideration for Second Lien Settlement Shares upon the exchange of such Second Lien Notes for Second Lien Settlement Shares on the Effective Date. A Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will generally be required to include in its income the amount of interest accrued or deemed to accrue on the Second Lien Notes up to the Effective Date or that become receivable or was received by it on or before the Effective Date (except to the extent that such interest was otherwise included in computing income for the year or a preceding year). Any other Canadian Holder (including an individual) will be required to include in income for a taxation year any interest on the Second Lien Notes received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such interest was otherwise included in its income for the year or a preceding year. Where a Canadian Holder is required to include an amount in income on account of interest on the Second Lien Notes that accrues in respect of the period prior to the date of acquisition by such Canadian Holder, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income. Where a Canadian Holder is required to include an amount in income on account of interest on the Second Lien Notes, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income to the extent that such amount is not paid.

A Canadian Holder’s proceeds of disposition of Second Lien Notes upon their exchange for Second Lien Settlement Shares will be an amount equal to the fair market value (at the time of the exchange) of the Second Lien Settlement Shares received on the exchange, less the fair market value of the Second Lien Settlement Shares received in respect of the payment of interest. In general terms, a Canadian Holder will realize a capital gain (or capital loss) on the exchange of the Second Lien Notes for Second Lien Settlement Shares equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of such Second Lien Notes. The income tax treatment of any such capital gain (or capital loss) is described below under “Taxation of Capital Gains and Capital Losses”.

A Canadian Holder will be considered to have acquired the Second Lien Settlement Shares on the exchange at a cost equal to the fair market value of such Second Lien Settlement Shares at the time of the exchange. The adjusted cost base to a Canadian Holder of Second Lien Settlement Shares at a particular time will generally be determined by averaging the cost of the Second Lien Settlement Shares with the adjusted cost base of any other Shares held by such Canadian Holder as capital property at that time.

Interest on New Second Lien Notes

A Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year any interest on the New Second Lien Notes (whether paid in cash or as PIK interest) that accrues to it or is deemed to accrue to it to the end of the year or that became receivable or was received by it before the end of the year (except to the extent that such interest was otherwise included in computing income for the year or a preceding year). Any other Canadian Holder (including an individual) will be required to include in income for a taxation year any interest on the New Second Lien Notes received or receivable in the year (depending on the method regularly followed by the Canadian Holder in computing income) except to the extent such amount was otherwise included in its income for the year or a preceding year. Such other Canadian Holders will also be required to include in computing income any interest that accrues on the New Second Lien Notes up to any anniversary date (as defined in the Tax Act) of the New Second

Lien Notes in the year to the extent such amount was not otherwise included in such Canadian Holders’ income for that or a preceding year.

It is possible that the New Second Lien Notes may be “prescribed debt obligations” for purposes of the Tax Act. If so, Canadian Holders (whether individuals, corporations or other holders referenced above) would generally be required to include in income for each taxation year certain amounts deemed to accrue as interest income. These rules could require Canadian Holders to include in income on an accrual basis up to the maximum possible interest applicable to New Second Lien Notes for each taxation year, even if such maximum amount is not actually received or receivable in the taxation year. Canadian Holders are advised to consult with their own tax advisors with respect to interest accrual under the prescribed debt obligation rules.

Disposition of New Second Lien Notes

On a disposition or deemed disposition of New Second Lien Notes (including on redemption, repurchase for cancellation or repayment on maturity), a Canadian Holder will generally be required to include in computing income for the taxation year in which the disposition occurs the amount of any interest accrued or deemed to accrue to the date of such disposition or deemed disposition, or that become receivable or is received on or before the date of disposition, except to the extent that such interest has already been including in computing the Canadian Holder’s income for the year or a preceding year. Pursuant to July 29, 2016 draft legislative proposals to amend the Tax Act relating to measures announced as part of the March 22, 2016 Federal Budget, if the New Second Lien Notes are prescribed debt obligations under the rules referenced above, then all or a portion of amounts received by a Canadian Holder on a disposition or deemed disposition of New Second Lien Notes on or after October 1, 2016 in excess of the outstanding principal amount of such New Second Lien Notes and accrued interest that is not yet payable may be deemed to be interest. Canadian Holders are advised to consult with their own tax advisors. Where the Canadian Holder has disposed of the New Second Lien Notes for consideration equal to their fair market value, the Canadian Holder may be entitled to a deduction to the extent that the aggregate amount of interest included in computing the Canadian Holder’s income for the year of disposition or a previous year (including any deemed interest accrual under the prescribed debt obligation rules referenced above) exceeds amounts received or receivable in respect of such interest. Canadian Holders are advised to consult with their own tax advisors in these circumstances.

In general terms, a disposition or deemed disposition of New Second Lien Notes will result in a capital gain (or capital loss) equal to the amount, if any, by which the aggregate proceeds of disposition, net of any amount included in the Canadian Holder’s income as interest and net of any reasonable costs of disposition, exceed (or are less than) the Canadian Holder’s adjusted cost base of the New Second Lien Notes immediately before the disposition. The income tax treatment of any such capital gain (or capital loss) is described below under “Taxation of Capital Gains and Capital Losses”.

Backstop Consideration

A Canadian Holder who receives the Backstop Consideration should generally be required to include the amount of such Backstop Consideration in computing its income for the taxation year in which such Backstop Consideration is received.

Amendment of First Lien Notes

The Canadian income tax treatment to holders of the First Lien Notes will depend on whether the amendment of the First Lien Notes is considered to result in a disposition of the First Lien Notes for Canadian tax purposes. Under Canadian tax jurisprudence, the amendment of fundamental terms of a debt instrument may result in the creation of a new debt instrument, and thus a disposition of the existing debt instrument, in certain circumstances. Although the matter is not free from doubt, the Company intends to take the position that the amendment of the First Lien Notes does not give rise to a disposition of the First Lien Notes for Canadian tax purposes. There can be no assurance that the CRA or a Canadian court will necessarily agree with this position, and each Canadian Holder of First Lien Notes should consult its own tax advisor regarding the proper treatment of the amendment for Canadian tax purposes.

Provided that the amendment does not result in a disposition of the First Lien Notes, a Canadian Holder will not be considered to have disposed of any property for tax purposes as a result of the amendment, and no capital gain or loss will be realized at the time the amendment becomes effective.

In the event that the amendment does result in a disposition of the First Lien Notes, a Holder will be deemed to have received proceeds of disposition equal to the fair market value of the Amended and Restated First Lien Notes received by the Canadian Holder at the time that the amendment becomes effective. The Canadian Holder will recognize a capital gain on the disposition equal to the amount by which the Canadian Holder’s proceeds of disposition, net of any reasonable costs of disposition, are greater than the adjusted cost base to the Canadian Holder of the First Lien Notes. The cost of the Amended and Restated First Lien Notes to the Canadian Holder immediately after the amendment will be equal to the fair market value of the Amended and Restated First Lien Notes at such time. If and to the extent that the fair market value of the Amended and Restated First Lien Notes received by a Canadian Holder is less than the adjusted cost base to the Canadian Holder of the First Lien Notes exchanged for Amended and Restated First Lien Notes, the loss otherwise realized will generally be denied for purposes of the Tax Act and will instead be added in computing the Canadian Holder’s adjusted cost base of the Amended and Restated First Lien Notes so received.

Dividends on New Shares

Dividends and deemed dividends paid on New Shares will be included in a Canadian Holder’s income for purposes of the Tax Act. Dividends received by an individual Canadian Holder (other than certain trusts) will be subject to the gross-up and dividend tax credit rules provided for under the Tax Act. The Corporation may designate all or a portion of such dividends as “eligible dividends”, which entitle the recipient to the enhanced dividend tax credit. A Canadian Holder that is a corporation will include such dividends in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the New Shares to the extent such dividends are deductible in computing the Canadian Holder’s taxable income.

In certain circumstances, a taxable dividend received or deemed to be received by a Canadian Holder that is a corporation will be taxable as proceeds of disposition or a capital gain, rather than as a dividend. Canadian Holders that are corporations are urged to contact their own tax advisors.

Disposition of New Shares

Generally, a Canadian Holder will realize a capital gain (or capital loss) on a disposition or deemed disposition of New Shares equal to the amount by which the proceeds of disposition exceed (or are less than) the adjusted cost base to the Canadian Holder of such New Shares, plus any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

In general, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year will be included in the Canadian Holder’s income in the year and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year is required to be deducted from taxable capital gains realized by the Canadian Holder in the year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back three years or forward indefinitely, subject to the rules in the Tax Act. The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition of a share may be reduced by the amount of dividends previously received or deemed to have been received by it on such share (or on a share for which the share has been substituted) subject to the rules in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or a trust.

Additional Refundable Tax

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income including amounts in respect of interest and taxable capital gains.

Alternative Minimum Tax

A Canadian Holder that is an individual (other than certain trusts) may be subject to alternative minimum tax under the Tax Act if the Canadian Holder realizes capital gains or receives dividends on New Shares.

Eligibility for Investment

Provided that they are listed on a designated stock exchange (which includes the TSX) at the relevant time, the New Shares will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered disability savings plan, registered education savings plan and tax-free savings account (“TFSA”).

Notwithstanding that the New Shares may be a qualified investment for a trust governed by a RRSP, RRIF or TFSA, the holder of or annuitant under such plan will be subject to a penalty tax if such New Shares are a “prohibited investment” under the Tax Act for such TFSA, RRSP or RRIF. The New Shares will generally not be a “prohibited investment” for a TFSA, RRSP or RRIF unless the holder of or annuitant under such plan: (i) does not deal at arm’s length with the Corporation for the purposes of the Tax Act, or (ii) has a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the New Shares will generally not be a “prohibited investment” if they are “excluded property” as defined in the Tax Act.

Holders Not Resident in Canada

The following discussion applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times: (i) is not and is not deemed to be a resident of Canada; (ii) does not use or hold any Notes or Shares, and will not use or hold any New Second Lien Notes, Amended and Restated First Lien Notes, Shares, Second Lien Settlement Shares or New Shares in carrying on a business in Canada; (iii) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to which the Holder disposes of Notes, New Second Lien Notes or Amended and Restated First Lien Notes; and (iv) is not an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank that carries on a Canadian banking business (a “Non-Resident Holder”).

The following discussion is not applicable to a Non-Resident Holder that is a “specified shareholder” (as defined in subsection 18(5) the Tax Act) of PNI or that does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” of PNI. Generally, for this purpose, a “specified shareholder” of a corporation is a shareholder that owns or is deemed to own, either alone or together with persons with which the shareholder does not deal at arm’s length for purposes of the Tax Act, shares of the capital stock of the corporation that either: (i) give such holders 25% or more of the votes that could be cast at an annual meeting of the shareholders; or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of the corporation’s capital stock. Such Non-Resident Holders should consult their own tax advisors.

Exchange of Second Lien Notes

A Non-Resident Holder of Second Lien Notes will be considered to have disposed of its Second Lien Notes upon the exchange of such Second Lien Notes for Second Lien Settlement Shares on the Effective Date. A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the exchange of Second Lien Notes for Second Lien Settlement Shares, provided that the Second Lien Notes disposed of by such Non-Resident Holder are not “taxable Canadian property” for purposes of the Tax Act. Second Lien Notes should generally not constitute “taxable Canadian property” of a Non-Resident Holder.

A Non-Resident Holder will be considered to have acquired any Second Lien Settlement Shares at a cost equal to the fair market value of such Second Lien Settlement Shares at the time of the exchange. The adjusted cost base to a Non-Resident Holder of Second Lien Settlement Shares at a particular time will generally be determined by averaging the cost of the Second Lien Settlement Shares with the adjusted cost base of any other Shares held by such Non-Resident Holder as capital property at that time.

A Non-Resident Holder will not be subject to non-resident withholding tax in respect of any accrued and unpaid interest that is paid in respect of the Second Lien Notes, and no non-resident withholding tax will apply in respect of the Second Lien Settlement Shares delivered to a Non-Resident Holder in satisfaction of the principal amount of the Second Lien Notes.

A Non-Resident Holder will not otherwise have taxes payable under the Tax Act upon the exchange of Second Lien Notes for Second Lien Settlement Shares.

Interest on New Second Lien Notes

A Non-Resident Holder should not be subject to Canadian withholding tax in respect of amounts paid or credited, or deemed to have been paid or credited, by PNI as, on account or in lieu of, or in satisfaction of, interest on the New Second Lien Notes.

Disposition of New Second Lien Notes

On a disposition or deemed disposition of New Second Lien Notes (including on redemption or repurchase for cancellation or repayment on maturity), a Non-Resident Holder should not be subject to tax under the Tax Act.

Backstop Consideration

A Non-Resident Holder should not be subject to Canadian withholding tax in respect of the payment of the Backstop Consideration to such Non-Resident Holder.

Amendment of First Lien Notes

As discussed above, it is uncertain whether the amendment will constitute a disposition of the First Lien Notes for Canadian tax purposes. Even if the amendment constitutes a disposition of the First Lien Notes, no tax will be payable under the Tax Act by a Non-Resident Holder as a result of such disposition.

Share Consolidation

A Non-Resident Holder will not realize a capital gain or a capital loss as a result of the consolidation of the Shares held by such Non-Resident Holder, and the aggregate adjusted cost base of the New Shares received on the Consolidation will be equal to the aggregate adjusted cost base of the Shares immediately prior to the Consolidation.

Dividends on New Shares

Dividends paid or credited or deemed to be paid or credited on the New Shares will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, unless such rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and a country in which the Non-Resident Holder is resident.

Disposition of New Shares

A disposition by a Non-Resident Holder of New Shares will not be subject to tax under the Tax Act unless such New Shares constitute “taxable Canadian property” to the Non-Resident Holder at the time of the disposition, and relief from taxation is not available under an applicable income tax treaty or convention.

Provided that they are listed on a designated stock exchange (which includes the TSX) at the time of such disposition, New Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless at any time during the 60-month period immediately preceding that time: (i) 25% or more of the issued shares of any class of the capital stock of the Corporation were owned by or belonged to one or any combination of (A) the Non-Resident Holder, (B) persons with whom the Non-Resident Holder did not deal at arm’s length, and (C) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the New Shares was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada, (B) Canadian resource properties, (C) timber resource properties, or (D) options in respect of, interests in, or for civil Law rights in, any of the foregoing properties whether or not such property exists. However, a Non-Resident Holder’s New Shares may be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act. In general terms, it is not expected that the New Shares will constitute taxable Canadian property to a Non-Resident Holder, although Non-Resident Holders are encouraged to consult their own tax advisors.

Even if the New Shares are taxable Canadian property of a Non-Resident Holder, a taxable capital gain resulting from the disposition of New Shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the New Shares are “treaty-protected property”. New Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. In the event that New Shares are taxable Canadian property but not treaty-protected property of a particular Non-Resident Holder, the tax consequences described above under “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of New Shares” will generally apply.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) relating to the Recapitalization as set forth in the Plan of Arrangement and to the ownership and disposition of New Shares, Second Lien Settlement Shares, Amended and Restated First Lien Notes and New Second Lien Notes (as applicable) received pursuant to the Recapitalization. This summary is based upon the Code, the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial authorities, the Canada-U.S. Tax Convention (1980), published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.

There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and no opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Recapitalization or the ownership and disposition of New Shares, Second Lien Settlement Shares, Amended and Restated First Lien Notes and New Second Lien Notes (as applicable) received pursuant to the Recapitalization. This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address any other federal tax considerations or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction.

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Recapitalization (whether or not any such transactions are undertaken in connection with the Recapitalization).

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s circumstances. In particular, this discussion only deals with U.S. Holders that hold Shares, Second Lien Notes, First Lien Notes, or will hold New Shares, Second Lien Settlement Shares, Amended and Restated First Lien Notes or New Second Lien Notes (as applicable), as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment purposes), and does not address the special tax rules that may apply to special classes of taxpayers, such as: securities broker-dealers; persons that hold New Shares, Second Lien Settlement Shares, Amended and Restated First Lien Notes or New Second Lien Notes (as applicable) as part of a hedging or integrated financial transaction or a straddle; U.S. Holders whose functional currency is not the U.S. dollar; U.S. expatriates; persons that are owners of an interest in a partnership or other pass-through entity that is a holder of New Shares, Second Lien Settlement Shares, Amended and Restated First Lien Notes or New Second Lien Notes (as applicable); partnerships or other pass-through entities; regulated investment companies; banks thrifts, mutual funds and other financial institutions; insurance companies; traders that have elected a mark-to-market method of accounting; tax-exempt organizations and pension funds; persons that own, or have owned, directly, indirectly or by attribution, 5% or more of the total combined voting power of all issued and outstanding New Shares or who will own immediately following the Recapitalization, directly, indirectly or by attribution, 5% or more of the Corporation; PFICs and CFCs (as defined below); U.S. Holders liable for alternative minimum tax; and persons who received their New Shares upon the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

It is assumed for purposes of this summary that the Company is not, has not at any time been, and will not be following the consummation of the Recapitalization a “controlled foreign corporation” as defined in section 957(a) of the Code (a “CFC”).

For purposes of this summary, a “U.S. Holder” means a beneficial owner of New Shares, Second Lien Settlement Shares, Amended and Restated First Lien Notes or New Second Lien Notes as the case may be, who is: an individual citizen or resident of the United States as determined for U.S. federal income tax purposes; a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds New Shares, Second Lien Settlement Shares, Amended and Restated First Lien Notes or New Second Lien Notes, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding New Shares, Second Lien Settlement Shares, Amended and Restated First Lien Notes or New Second Lien Notes are urged to consult their own tax advisers regarding the specific tax consequences of the Recapitalization and of the ownership and disposition of New Shares, Second Lien Settlement Shares, Amended and Restated First Lien Notes or New Second Lien Notes.

Holders of New Shares, Second Lien Settlement Shares, Amended and Restated First Lien Notes or New Second Lien Notes are urged to consult their own tax advisers regarding the tax consequences of the Recapitalization and of the ownership and disposition of New Shares, Second Lien Settlement Shares, Amended and Restated First Lien Notes or New Second Lien Notes received pursuant to the Recapitalization in light of their particular circumstances, as well as the tax consequences under state, local, and non-U.S. tax law and the possible effect of changes in tax law.

Tax Consequences to Existing Shareholders

The Consolidation generally will be treated as a tax-deferred transaction to Shareholders of the Corporation. Accordingly, each U.S. Holder that receives New Shares in exchange for Shares incident to the Consolidation will not recognize any gain, and will not be permitted to recognize any loss, for U.S. federal income tax purposes. A U.S. Holder’s holding period for New Shares received will include the holding period of the Shares surrendered therefor. In general, the aggregate tax basis of New Shares received incident to the Consolidation will equal the aggregate tax basis of the Shares surrendered therefor.

Tax Consequences to Second Lien Noteholders

Under Section 351 of the Code, if a U.S. Holder of Second Lien Notes exchanges its Second Lien Notes for Second Lien Settlement Shares, such U.S. Holder should not recognize gain and will not be permitted to recognize loss for U.S. federal income tax purposes on such exchange if, immediately after consummation of the Recapitalization, Second Lien Noteholders exchanging Second Lien Notes that constitute “property” under Section 351 of the Code for Second Lien Settlement Shares pursuant to the Recapitalization, taken together, hold at least 80% of the aggregate voting power of New Shares of the Company. A Second Lien Note will not constitute “property” for purposes of Section 351 unless it is represented by a security. The term “securities” is not defined in the Code or in applicable Treasury Regulations, and it has not been clearly defined by judicial decisions. The classification of a debt instrument as a security is a determination based on all facts and circumstances, including, but not limited to: (1) the term (i.e., duration) of the instrument, (ii) whether or not the instrument is secured, (iii) the degree of subordination of the debt instrument, (iv) the ratio of debt to equity of the issuer, and (v) the riskiness of the business of the issuer. Most authorities have held that the term to maturity of a debt instrument is one of the most significant factors in determining whether it qualifies as a security. A debt instrument with a term of more than ten years generally is treated as a security while a debt instrument with a term of five years or less generally is not treated as a security. We intend to take the position to the extent, if any, required that the exchange of Second Lien Notes for Second Lien Settlement Shares will qualify as a tax-deferred transaction under Section 351 of the Code.

Our position that the exchange will qualify under Section 351 of the Code is not free from doubt and it is possible that the IRS might assert that either the Second Lien Notes are not “securities” for U.S. federal income tax purposes, or that the exchange otherwise fails to qualify under Section 351 of the Code. If Section 351 of the Code does not apply to a U.S. Holder’s receipt of Second Lien Settlement Shares in connection with the Recapitalization, then such U.S. Holder’s exchange of Second Lien Notes for Second Lien Settlement Shares will be fully taxable and a U.S. Holder would recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized by it in the exchange and its adjusted tax basis in the Second Lien Notes surrendered in the exchange. The amount that such U.S. Holder will realize in the exchange will equal the sum of (i) the fair market value of its Second Lien Settlement Shares at the time of the exchange, and (ii) any cash received as consideration in the exchange (other than cash attributable to accrued and unpaid stated interest on its Second

Lien Notes, which will be taxable as described below). A U.S. Holder’s adjusted tax basis in its Second Lien Notes surrendered in the exchange will be equal to the amount paid therefor, increased by any accrued original issue discount (“OID”) and any market discount and reduced by any amortizable bond premium previously taken into account. A U.S. Holder’s adjusted tax basis in its shares of Second Lien Settlement Shares received in the exchange will equal the fair market value of such shares. A U.S. Holder’s holding period in its Second Lien Settlement Shares will begin on the day after the day of the exchange. Any gain or loss realized will generally be capital gain or loss (except, as described below, to the extent of market discount) and will be long-term capital gain or loss if a U.S. Holder’s holding period in the Second Lien Notes at the time of the exchange exceeds one year. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains applicable to a U.S. Holder that is a corporation. The deductibility of capital losses is subject to limitations.

Each U.S. Holder is urged to consult its own tax advisor as to the U.S. federal income tax consequences to it of exchanging Second Lien Notes for Second Lien Settlement Shares.

Tax Consequences to First Lien Noteholders

The U.S. federal income tax consequences of the exchange of First Lien Notes for Amended and Restated First Lien Notes pursuant to the Recapitalization will depend on whether the exchange constitutes a “significant modification” of the First Lien Notes. Generally, the modification of a debt instrument (including a change in maturity, an addition, deletion or alteration of a put option, a call option or a conversion right) will be treated as a “deemed exchange” of an “old” debt instrument for a “new” debt instrument for U.S. federal income tax purposes if such modification is “significant” within the meaning of the applicable Treasury Regulations (the “Debt Modification Regulations”). Such a deemed exchange would be taxable unless a non-recognition provision of the Code were to apply. Under the Debt Modification Regulations, the modification of a debt instrument is generally “significant” if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” The Debt Modification Regulations identify certain modifications as not “significant,” such as: (i) a modification that adds, deletes or alters customary accounting or financial covenants; or (ii) a change to the maturity date of notes, if the final payment under the notes is made within the lesser of 5 years or a period of time that is 50 percent of the original term of the notes.

If the exchange does not constitute a “significant modification” of the First Lien Notes, the modification would not result in a deemed exchange of the First Lien Notes for Amended and Restated First Lien Notes, and therefore, (i) a U.S. Holder would not recognize gain, or be permitted to recognize any loss, as a result of a deemed exchange of First Lien Notes for Amended and Restated First Lien Notes, and (ii) a U.S. Holder will continue to have the same tax basis, holding period and accrued market discount (if any) with respect to the Amended and Restated First Lien Notes as it had with respect to the First Lien Notes immediately prior to the Recapitalization.

To the extent, if any, required, we intend to take the position that the exchange will not constitute a “significant modification” of the First Lien Notes. However, because the application of the Debt Modification Regulations to the Recapitalization is unclear as of the date hereof, each U.S. Holder is strongly urged to consult its own tax advisor regarding whether the exchange constitutes a significant modification of the First Lien Notes.

Our position that the exchange does not constitute a “significant modification” of the First Lien Notes is not free from doubt and it is possible that the IRS might assert that the exchange of First Lien Notes is a significant modification for U.S. federal income tax purposes. If the exchange constitutes a significant modification of the First Lien Notes, a U.S. Holder will recognize gain or loss in full upon the exchange of First Lien Notes for Amended and Restated First Lien Notes unless the exchange qualifies as a tax-deferred recapitalization under Section 368(a)(1)(E) of the Code.

If the Recapitalization does not result in an exchange for U.S. federal Income Tax Purposes, a U.S. Holder who receives cash upon the retirement of a First Lien Note will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received (other than any amount that is attributable to accrued but unpaid interest, which will be taxable as ordinary interest income) and its adjusted tax basis in the First Lien Note. Any capital gain or loss will be long-term capital gain or loss if at the time of the retirement of a First Lien Note, a U.S. Holder held the First Lien Note for more than one year. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains applicable to a U.S. Holder that is a corporation. The deductibility of capital losses is subject to limitations.

In order for the exchange of First Lien Notes for Amended and Restated First Lien Notes to qualify as a recapitalization, the First Lien Notes and Amended and Restated First Lien Notes must both be treated as “securities” under the relevant provisions of the Code. The term “securities” is not defined in the Code or in applicable Treasury Regulations, and it has not been clearly defined by judicial decisions. The classification of a debt instrument as a security is a determination based on all facts and circumstances, including, but not limited to: (1) the term (i.e., duration) of the instrument, (ii) whether or not the instrument is secured, (iii) the degree of subordination of the debt instrument, (iv) the ratio of debt to equity of the issuer, and (v) the riskiness of the business of the issuer. Most authorities have held that the term to maturity of a debt instrument is one of the most significant factors in determining whether it qualifies as a security. A debt instrument with a term of more than ten years generally is treated as a security while a debt instrument with a term of five years or less generally is not treated as a security. If the First Lien Notes and the Amended and Restated First Lien Notes are both treated as securities, a U.S. Holder would not recognize any loss on the exchange, but would recognize gain to the extent of the sum of cash received and any excess principal amount of the Amended and Restated First Lien Notes. The term “principal amount” is not defined in the Code or Treasury Regulations, and it is not clear whether it refers to the amount payable at maturity or instead refers to issue price concepts. We believe that the better view is that the term “principal amount” means the amount payable at maturity other than interest and therefore, a U.S. Holder would recognize no gain under these rules on the exchange. A U.S. Holder will take an initial tax basis in the Amended and Restated First Lien Notes equal to its adjusted tax basis in the First Lien Notes immediately prior to the exchange increased by any gain recognized and decreased by cash and any excess principal amount received and its holding period for the Amended and Restated First Lien Notes will include its holding period in the First Lien Notes surrendered in the exchange.

If the exchange fails to qualify for treatment as a tax-deferred recapitalization a U.S. Holder generally would recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized by it in the exchange and its adjusted tax basis in the First Lien Notes surrendered in the exchange. The amount that a U.S. Holder will realize in the exchange will equal the sum of (i) the “issue price” of the Amended and Restated First Lien Notes (determined as described below under “-Issue Price of Amended and Restated First Lien Notes”) at the time of the exchange and (ii) any cash received as consideration in the exchange (other than cash attributable to accrued and unpaid stated interest on the First Lien Notes, which will be taxable as described below). A U.S. Holder’s initial tax basis in the First Lien Notes surrendered in the exchange will be equal to the amount paid therefor, increased any market discount previously taken into account and reduced by any amortizable bond premium previously taken into account. A U.S. Holder’s adjusted tax basis in the Amended and Restated First Lien Notes will equal their issue price, and its holding period in the Amended and Restated First Lien Notes will begin on the day after the exchange. Any gain or loss realized will generally be capital gain or loss (except, as described below, to the extent of market discount) and will be long-term capital gain or loss if a U.S. Holder’s holding period in the First Lien Notes at the time of the exchange exceeds one year. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains applicable to a U.S. Holder that is a corporation. The deductibility of capital losses is subject to limitations.

Each U.S. Holder is urged to consult its own tax advisor as to the amount and character of any gain or loss that it might recognize for U.S. federal income tax purposes if the exchange were treated as a taxable exchange.

Issue Price of Amended and Restated First Lien Notes

For U.S. federal income tax purposes, if the Amended and Restated First Lien Notes are treated as received in an exchange for U.S. federal income tax purposes, the “issue price” of the Amended and Restated First Lien Notes would depend on whether the Amended and Restated First Lien Notes or the First Lien Notes are deemed to be “publicly traded.” The Amended and Restated First Lien Notes and the First Lien Notes will generally be considered to be publicly traded property if, at any time during the 60-day period ending 30 days after the date of the exchange, they appear on a system of general circulation that provides a reasonable basis for determining the fair market value of the Amended and Restated First Lien Notes or the First Lien Notes, respectively, by disseminating either (i) recent price quotations (including rates, yields, or other pricing information) of one or more identified brokers, dealers or traders or (ii) actual prices (including rates, yields or other pricing information) of recent sales transactions. We believe that the First Lien Notes are publicly traded within the meaning of applicable Treasury

Regulations and that the Amended and Restated First Lien Notes will likely be considered to be publicly traded for these purposes, and thus, that the issue price of the Amended and Restated First Lien Notes will be their fair market value on the date of the exchange. We cannot be certain, however, that the IRS will agree with our position that the First Lien Notes are, and the Amended and Restated First Lien Notes will be, publicly traded. If the Amended and Restated First Lien Notes are considered to be “publicly traded” property the issue price of the Amended and Restated First Lien Notes will be equal to their fair market value on the date of the exchange. If the First Lien Notes are publicly traded, but the Amended and Restated First Lien Notes are not publicly traded, then the issue price of the Amended and Restated First Lien Notes will be the fair market value of the First Lien Notes exchanged therefor. If neither the First Lien Notes nor the Amended and Restated First Lien Notes are publicly traded, then the issue price of the Amended and Restated First Lien Notes will equal their stated principal amount.

Market Discount

If a U.S. Holder acquired First Lien Notes with market discount, any gain recognized by it in the exchange will be treated as ordinary income to the extent of the market discount accrued during the period that it held the First Lien Notes, unless it previously elected to include market discount in income as it accrued for U.S. federal income tax purposes. For these purposes, market discount generally is the excess, if any, of the stated principal amount or the adjusted issue price of a First Lien Note over its initial tax basis in the First Lien Note, if such excess exceeds a de minimis amount. If the exchange qualifies as a tax-deferred recapitalization under Section 368(a)(1)(E) of the Code, any accrued market discount not recognized on the exchange will carry over to the Amended and Restated First Lien Notes. If a U.S. Holder acquired a First Lien Note other than at original issuance, it is urged to consult its tax advisor regarding the possible application of the market discount rules of the Code to a tender of its First Lien Notes in the exchange.

Payment for Accrued but Unpaid Interest.

Regardless of whether the exchange constitutes a “significant modification” of the First Lien Notes or qualifies as a tax-deferred recapitalization under Section 368(a)(1)(E) of the Code, amounts received in respect of accrued and unpaid interest will be taxed as ordinary interest income to the extent not previously includible in income.

Tax Consequences to U.S. Holders of New Second Lien Notes and Amended and Restated First Lien Notes

Payments of Interest

Each payment of interest on a New Second Lien Note or Amended and Restated First Lien Note (collectively, “New Notes”) (including any amount withheld as withholding tax) will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

If a U.S. Holder receives foreign currency as interest on its New Notes and such U.S. Holder uses the cash method of accounting, it will be required to include in income the U.S. dollar value of the foreign currency interest, translated at the spot rate of exchange on the date of receipt, whether or not converted into U.S. dollars. No foreign currency gain or loss will be recognized with respect to the receipt of such payment (other than foreign currency gain or loss realized on any subsequent disposition of the foreign currency so received, see “Foreign Currency Considerations”).

If a U.S. Holder receives foreign currency as interest on its New Note and it uses the accrual method of accounting it will accrue interest income on a New Note in the foreign currency and translate the amount accrued into U.S. dollars based on:

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the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year; or

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at a U.S. Holder’s election, at the spot rate of exchange on (1) the last day of the accrual period (and in the case of a partial accrual period, the spot rate on the last day of the taxable year) or (2) the date of receipt, if such date is within five business days of the last day of the accrual period.

Such election must be applied consistently by a U.S. Holder to all debt instruments from year to year and can be changed only with the consent of the IRS. If a U.S. Holder uses the accrual method of accounting, such U.S. Holder will recognize foreign currency gain or loss on the receipt of an interest payment if the spot rate of exchange on the date the payment is received differs from the rate applicable to a previous accrual of that interest income as determined above. Such foreign currency gain or loss generally will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on New Notes.

Sale, Exchange or Retirement of the New Notes

Upon the sale, retirement or other disposition of a New Note, except as discussed below with respect to foreign currency gain or loss, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the sum of cash plus the fair market value of any property received (other than any amount received that is attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income) and its adjusted tax basis in the New Note. If a U.S. Holder’s New Note is sold or retired for an amount in foreign currency, the amount it realizes will be the U.S. dollar value of such amount on the date the New Note is disposed of or retired, except that in the case of a New Note that is traded on an established securities market (as defined in applicable Treasury regulations), if such U.S. Holder is a cash basis taxpayer, or an accrual basis taxpayer that so elects, it will determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale. A U.S. Holder’s tax basis in an Amended and Restated First Lien Note will generally be equal to its adjusted tax basis in a First Lien Note immediately prior to the exchange (determined as described above under “-Exchange of First Lien Notes for Amended and Restated First Lien Notes”). A U.S. Holder’s tax basis in a New Second Lien Note generally will be the amount that it paid for the New Second Lien Note, decreased by the amount of any payments (other than payments of qualified stated interest) on the New Second Lien Note. If a U.S. Holder purchases its New Second Lien Note with foreign currency, the U.S. dollar cost of its New Second Lien Note will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if a U.S. Holder is a cash basis taxpayer, or an accrual basis taxpayer who so elects, and its New Second Lien Note is traded on an established securities market (as defined in the applicable Treasury regulations), the U.S. dollar cost of its New Second Lien Note will be the U.S. dollar value of the purchase price on the settlement date of its purchase.

Any capital gain or loss will be long-term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition of a New Note, a U.S. Holder held the New Note for more than one year. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains applicable to a U.S. Holder that is a corporation. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a U.S. Holder upon the sale, retirement or other disposition of a New Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which such U.S. Holder held such New Note. Such exchange gain or loss will generally equal the difference between the U.S. dollar value of the foreign currency purchase price of the New Note determined on the date of disposition (or on the settlement date, if the New Notes are traded on an established securities market and such U.S. Holder is either a cash basis taxpayer or an electing accrual basis taxpayer) and the U.S. dollar value of the foreign currency purchase price of the New Note determined using the spot rate of exchange on the date such U.S. Holder acquired the New Note (or on the settlement date, if the New Notes are traded on an established securities market and such U.S. Holder is either a cash basis taxpayer or an electing accrual basis taxpayer). The recognition of such exchange gain or loss will be limited to the amount of overall gain or loss realized on the disposition of a New Note.

Tax Consequences to U.S. Holders of New Shares

Distributions on New Shares

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution paid on New Shares by the Corporation will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date such U.S. Holder actually or constructively receives the distribution.

Dividends paid by the Corporation will not be eligible for the dividends received deduction generally allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, under current law certain dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation (“qualified dividends”). A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the United States-Canada Income Tax Convention (1980) between the United States and Canada meets these requirements, and the Corporation believes it is eligible for the benefits of the Income Tax Convention between the United States and Canada. Dividends received by U.S. investors from a foreign corporation that were classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. As discussed below in “Passive Foreign Investment Company Considerations,” the Corporation believes that it is not a PFIC for U.S. federal income tax purposes and does not expect to become a PFIC in the future.

To the extent that a distribution exceeds the amount of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted basis in the New Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the New Shares), with any amount that exceeds the adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed under “Sale or Other Taxable Disposition of New Shares” below). However, the Corporation does not intend to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the New Shares will constitute ordinary dividend income.

Sale or Other Taxable Disposition of New Shares

A U.S. Holder that sells or otherwise disposes of New Shares in a taxable disposition will recognize gain or loss in an amount equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be long-term capital gain or loss if the holding period for the New Shares is more than one year at the time of the sale or other disposition. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains applicable to a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations. Any such gain or loss generally will be treated as U.S.-source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which the gain is attributable. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of common shares. See “Foreign Tax Credit” and “Foreign Currency Considerations” below.

Passive Foreign Investment Company Considerations

Based on current business plans and financial projections, the Corporation does not expect to be classified as a PFIC. If the Corporation is considered a PFIC at any time during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of New Shares. There can be no assurance that the IRS will not challenge any determination made by the Corporation (or any subsidiary) concerning its PFIC status or that the Corporation (or any subsidiary) was not, or will not be, a PFIC for any tax year. U.S. Holders are urged to consult their own tax advisors regarding the PFIC status of the Corporation and any subsidiary of the Corporation.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) non-U.S. income tax in connection with the Recapitalization or in connection with the ownership or disposition of New Shares, Second Lien Settlement Shares, Amended and Restated First Lien Notes or New Second Lien Notes (as applicable) may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such non-U.S. income tax paid. Subject to certain limitations, a credit will generally reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-

dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends and interest paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock or notes of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the New Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the foreign tax credit rules.

Foreign Currency Considerations

The amount of any distribution, interest or proceeds paid in non-U.S. currency to a U.S. Holder in connection with the ownership of New Shares or New Notes, or on the sale, exchange or other taxable disposition of New Shares or New Notes, or any Canadian dollars received in connection with the Recapitalization will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars as described above. If the Canadian dollars (or other non-U.S. currency) received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars or other non-U.S. currency equal to the U.S. dollar value thereof on the date of receipt. Any U.S. Holder that receives payment in Canadian dollars or other non-U.S. currency and engages in a subsequent conversion or other disposition of the Canadian dollars or other non-U.S. currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders that use the accrual method. Each U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars or other non-U.S. currency.

Additional Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their ‘‘net investment income,’’ which may include all or a portion of their income arising from a distribution with respect to New Shares, interest paid with respect to New Notes and net gain from the sale, exchange or other disposition of New Shares or New Notes. Each U.S. Holder is urged to consult its own tax advisor regarding the application of this tax.

U.S. Information Reporting and Backup Withholding Tax

Payments of distributions on, or the proceeds from a sale or other disposition of, New Shares, New Second Lien Notes or Amended and Restated First Lien Notes paid within the United States may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale or other disposition of, New Shares, New Second Lien Notes or Amended and Restated First Lien Notes to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on IRS Form W-9 (or substitute form), or is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding

Certain U.S. Holders who are individuals must report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of New Shares.

A U.S. Holder that owns New Shares, New Second Lien Notes or Amended and Restated First Lien Notes during any taxable year in which the Corporation (or a Subsidiary), respectively, is treated as a PFIC with respect to such U.S. Holder generally would be required to file statements with respect to such shares on IRS Form 8621 with their U.S. federal income tax returns. Failure to file such statements may result in the extension of the period of limitations on assessment and collection of U.S. federal income taxes.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder is urged to consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences arising from the receipt of New Shares, New Second Lien Notes or Amended and Restated First Lien Notes pursuant to the Recapitalization and the ownership and disposition of such New Shares, New Second Lien Notes and Amended and Restated First Lien Notes. U.S. Holders are urged to consult their own tax advisors concerning the tax consequences applicable to their particular situations.

RISK FACTORS

There are certain risks inherent in the ownership of Postmedia’s securities and in Postmedia’s activities. In addition to the risks described herein, reference is made to the section entitled “Risk Factors” beginning on page 27 of the 2015 MD&A, each of which is incorporated herein by reference. Securityholders should carefully consider, in light of their own financial circumstances, the risk factors set forth in the information incorporated by reference herein and all of the other information contained in this Circular before deciding whether to approve the Recapitalization.

Risks Relating to the Recapitalization

The Completion of the Recapitalization May Not Occur

We will not complete the Recapitalization unless and until all conditions precedent to the Arrangement are satisfied or waived. See “Description of the Recapitalization – Conditions to the Recapitalization Becoming Effective.” Even if the Recapitalization is completed, it may not be completed on the schedule described in this Circular. Accordingly, Securityholders participating in the Recapitalization may have to wait longer than expected to receive their Shares, Amended and Restated First Lien Notes and New Second Lien Notes, as applicable. In addition, if the Recapitalization is not completed on the schedule described in this Circular, we may incur additional expenses. See also “Risks Relating to the Non-Implementation of the Recapitalization.”

Potential Effect of the Recapitalization

There can be no assurance as to the effect of the announcement of the Recapitalization on Postmedia’s relationships with its suppliers, customers or stakeholders, nor can there be any assurance as to the effect on such relationships of any delay in the completion of the Recapitalization, or the effect of whether the Recapitalization is completed under the CBCA or pursuant to another statutory procedure. To the extent that any of these events result in the tightening of payment or credit terms, increases in the price of supplied goods, or the loss of a major supplier or customer, this could have a material adverse effect on Postmedia’s business, financial condition, liquidity and results of operations.

The Recapitalization May Not Improve the Financial Condition of Postmedia’s Business

Management believes that the Recapitalization will enhance Postmedia’s liquidity and provide it with continued operating flexibility. However, such belief is based on certain assumptions, including, without limitation, that Postmedia’s relationships with suppliers and customers will not be materially adversely affected while the Recapitalization is underway and that they will be stable or will improve following the completion of the Recapitalization in the increasingly competitive marketplace in which Postmedia operates, that Postmedia’s consolidated revenues will not materially deviate from existing trends and that it will be able to grow its digital revenue, that general economic conditions and the markets for Postmedia’s products will remain stable or improve, as well as Postmedia’s continued ability to manage costs. Should any of those assumptions prove false, the financial position of Postmedia may be materially adversely affected and Postmedia may not be able to pay its debts as they become due.

After the Recapitalization, Certain of the Second Lien Noteholders will own a significant number of the New Shares and their interests may conflict with the interests of other Shareholders

Following the completion of the Recapitalization, certain of the Second Lien Noteholders will hold 98% of the New Shares. Accordingly, these Second Lien Noteholders would have a significant vote in any matter coming before a vote of Shareholders. Pursuant to the Backstop Commitment, these Second Lien Noteholders will also own a significant amount of the outstanding New Second Lien Notes. The interests of these Second Lien Noteholders in Postmedia’s business, operations and financial condition from time to time may not be aligned with, or may conflict with, the interests of other holders of New Shares.

Stakeholders Might Have Difficulty Enforcing Civil Liabilities Against us in the United States

The enforcement by investors of civil liabilities under the United States federal securities Laws may be affected adversely by the fact that PNCC and PNI are incorporated outside the United States, that some or all of the officers and directors of such persons and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States. As a result, it may be difficult or impossible for holders of Postmedia’s securities in the United States to effect service of process within the United States upon Postmedia and their officers and directors and the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities Laws of the United States or any applicable securities Laws of any state within the United States. In addition, holders of Postmedia’s securities in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities Laws of the United States or any applicable securities Laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities Laws of the United States or any applicable securities Laws of any state within the United States.

Risks Relating to Our Equity Securities

Shareholders are Subject to Potential Dilution

An existing Shareholder’s percentage interest in PNCC will be substantially diluted upon completion of the Recapitalization. In addition, other issuances of additional New Shares from time to time may result in dilution to the holders of the New Shares.

Exchange of Debt for Equity

By exchanging the Second Lien Notes for Second Lien Settlement Shares pursuant to the Recapitalization, Second Lien Noteholders will be changing the nature of their investment from debt to equity. Equity carries certain risks that are not applicable to debt. The Second Lien Indenture provides a variety of contractual rights and remedies to holders of Second Lien Notes, including the right to receive interest and repayment of the Second Lien Notes upon maturity. These rights will not be available to Second Lien Noteholders that become holders of New Shares, as applicable, upon the Effective Date. Claims of Shareholders will be subordinated in priority to the claims of creditors in the event of an insolvency, winding up, or other distribution of the assets of Postmedia.

Sales of a Significant Number of Equity Securities in the Public Markets, or the Perception of Such Sales, Could Depress the Market Price of the New Shares

Sales of a significant number of Shares or other equity-related securities in the public markets by Postmedia or by Postmedia’s significant shareholders could depress the market price of the New Shares. In addition, with any sale or issuance of equity securities by Postmedia, investors will suffer dilution of their voting power and Postmedia may experience dilution in its earnings per share. We cannot predict the effect that future sales of the New Shares or other equity-related securities would have on the market price of the New Shares. The price of the New Shares could be affected by possible sales of New Shares or by hedging or arbitrage trading activity.

The Trading Price for the New Shares May not fully reflect the Consolidation and may be Volatile

The trading price of the New Shares following the Consolidation may not increase by the same multiple as the Consolidation ratio or result in a permanent increase in the market price, which possible results are dependent on various factors, many of which are beyond the control of Postmedia. In addition, the trading price of the New Shares may be subject to large fluctuations, which may result in losses to investors. The trading price of the New Shares, as applicable, may increase or decrease in response to a number of events and factors, including:

●	the lack of liquidity in the trading of the New Shares;

●	actual or anticipated fluctuations in our quarterly results of operations;

●	changes in estimates of future results of operations by Postmedia or securities research analysts;

●	changes in the economic performance or market valuations of other companies that investors deem comparable to Postmedia;

●	addition or departure of Postmedia’s executive officers and other key personnel;

●	release or other transfer restrictions on outstanding securities;

●	sales or perceived sales of additional securities;

●	Postmedia’s dual class share structure;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Postmedia or its competitors; and

●	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in Postmedia’s industry or target markets.

Financial markets are susceptible to significant price and volume fluctuations that may affect the market prices of equity securities of companies and may be unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the New Shares may decline even if Postmedia’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of Postmedia’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the New Shares by those institutions, which could adversely affect the trading price of the New Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, Postmedia’s operations could be adversely impacted and the trading price of the New Shares may be adversely affected.

Risks Relating to the Amended and Restated First Lien Notes and the New Second Lien Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the Amended and Restated First Lien Notes and the New Second Lien Notes

After the completion of the Plan of Arrangement and the issuance of the New Second Lien Notes and the application of the proceeds therefrom, we will have a significant amount of indebtedness. As of September 30, 2016, after giving effect to the transactions contemplated by the Plan of Arrangement, our total indebtedness will be approximately $340.5 million.

Subject to the limits contained in the New Indentures and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to the holders of the Amended and Restated First Lien Notes and the New Second Lien Notes, including the following:

●	making it more difficult for us to satisfy our obligations with respect to the Amended and Restated First Lien Notes and the New Second Lien Notes and our other debt;

●	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

●

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

●	increasing our vulnerability to general adverse economic and industry conditions;

●	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

●	placing us at a disadvantage compared to other, less leveraged competitors; and

●	increasing our cost of borrowing.

In addition, the New Indentures will contain restrictive covenants that will limit our ability to engage in activities that may be in our long term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debts.

The New Second Lien Notes will be issued in U.S. dollars and there is no guarantee that the Company will be able to effectively hedge the exchange rate risk arising from the New Second Lien Notes

The New Second Lien Notes are issued in U.S. dollars and therefore PNI will be exposed to fluctuations in the exchange rate between U.S. and Canadian dollars. While PNI is permitted to enter into hedging transactions to mitigate risks from fluctuations in the exchange rate, any currency hedging obligations would rank second on the Notes Collateral (as defined in the “Description of Notes” below) and third on the ABL Collateral (as defined in the “Description of Notes” below), equally with the New Second Lien Notes. There is no guarantee that PNI will be able to obtain currency hedges on such terms in order to effectively mitigate the exchange rate risk arising from the New Second Lien Notes.

Despite our current level of indebtedness, we may be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above

We may be able to incur significant additional indebtedness in the future. Although the New Indentures and the credit agreement that will govern our ABL Facility (as defined in the “Description of Notes” below) (if any) will contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with these exceptions could be substantial. In particular, we are entitled to incur additional indebtedness in an amount of up to $75 million that ranks equally with the Amended and Restated First Lien Notes, additional indebtedness in an amount of up to $100 million that ranks equally with the New Second Lien Notes and indebtedness under an ABL Facility that ranks ahead of the Amended and Restated First Lien Notes and the New Second Lien Notes on the ABL Collateral and ranks behind the Amended and Restated First Lien Notes and the New Second Lien Notes on the Notes Collateral, in each case subject to the Collateral Trust and Agency Agreement (as defined in the “Description of Notes” below). If we incur any such additional indebtedness, it may have the effect of reducing the amount of proceeds distributed to you in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of or such proceeding involving us. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

The terms of the New Indentures and the terms of any ABL Facility, may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions

The New Indentures and the credit agreement governing any potential ABL Facility will contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including, among other things, restrictions on our ability to:

●	incur additional indebtedness;

●	pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock;

●	make loans and investments;

●	sell assets;

●	incur certain liens;

●	enter into transactions with affiliates;

●	alter the businesses we conduct;

●	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

●	consolidate, merge or sell all or substantially all of our assets.

While we are permitted to incur additional indebtedness as described above, there is no guarantee that we will be able to obtain such indebtedness.

A breach of the covenants under the New Indentures or under the credit agreement that will govern any potential ABL Facility could result in an event of default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. If we were unable to repay the amounts due and payable under the Amended and Restated First Lien Notes, the New Second Lien Notes or any other secured indebtedness (including any ABL Facility), the applicable noteholders and/or lenders could proceed against the Collateral (as defined in the “Description of Notes” below) granted securing such indebtedness in accordance with the Collateral Trust and Agency Agreement. In the event that our noteholders and/or lenders accelerate the repayment of the outstanding debt, we cannot assure you that we and our subsidiaries would have sufficient assets to repay such indebtedness. As a result of these restrictions, we may be:

●	limited in how we conduct our business;

●	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

●	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

We may not be able to generate sufficient cash to service all of our indebtedness, including the Amended and Restated First Lien Notes and the New Second Lien Notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful

Our ability to make scheduled payments on or to refinance our debt obligations, including the Amended and Restated First Lien Notes and the New Second Lien Notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the Amended and Restated First Lien Notes and the New Second Lien Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the Amended and Restated First Lien Notes and the New Second Lien Notes. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The New Indentures or the credit agreement that will govern any potential ABL Facility will restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our business, financial position and results of operations and our ability to satisfy our obligations under the Amended and Restated First Lien Notes and the New Second Lien Notes.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, the holders of the New Second Lien Notes, holders of the Amended and Restated First Lien Notes or the lenders under the credit agreement that will govern any potential ABL Facility could declare all outstanding principal and interest to be due and payable and the lenders under any ABL Facility could terminate their commitments to loan money and our secured creditors, including the holders of the New Second Lien Notes, holders of the Amended and Restated First Lien Notes and the lenders under any ABL Facility, as applicable, could foreclose on or exercise other remedies against the assets securing such borrowings on a basis senior to the Amended and Restated First Lien Notes (in respect of the ABL Collateral) and the New Second Lien Notes (in respect of all Collateral) and we could be forced into bankruptcy, liquidation or other insolvency proceedings which, in each case, may result in your losing all or a portion of your investment in the Amended and Restated First Lien Notes or the New Second Lien Notes.

The rights of holders of the Amended and Restated First Lien Notes and the New Second Lien Notes with respect to the ABL Collateral, in which the holders of the Amended and Restated First Lien Notes have a second-priority lien and the holders of the New Second Lien Notes have a third-priority lien, and with respect to the Notes Collateral, in which the holders of the New Second Lien Notes have a second-priority lien, will be materially limited by the Collateral Trust and Agency Agreement

The rights of the holders of the Amended and Restated First Lien Notes and the holders of the New Second Lien Notes with respect to the ABL Collateral, which secures the Amended and Restated First Lien Notes on a second-priority basis and the New Second Lien Notes on a third-priority basis, and the rights of the holders of the New Second Lien Notes with respect to the Notes Collateral, which secures the New Second Lien Notes on a second-priority basis, will be limited pursuant to the terms of Collateral Trust and Agency Agreement.

Under the Collateral Trust and Agency Agreement, any actions that may be taken in respect of the ABL Collateral (including the ability to commence enforcement proceedings against that collateral and to control the conduct of such proceedings, and to approve amendments to, releases of that collateral from the lien of, and waivers of past defaults under, the collateral documents) will be at the direction of the lenders under our ABL Facility (if any) until such ABL Facility is repaid in full. Any actions that may be taken in respect of the Notes Collateral, which shall include the ABL Collateral if no ABL Facility is in place at such time (including the ability to commence enforcement proceedings against that collateral and to control the conduct of such proceedings, and to approve amendments to, releases of that collateral from the lien of, and waivers of past defaults under, the collateral documents) will be at the direction of the holders of the Amended and Restated First Lien Notes. Under those circumstances, the holders of the Amended and Restated First Lien Notes in respect of the ABL Collateral and the holders of the New Second Lien Notes in respect of all Collateral, as applicable, will not have the ability to control or direct such actions, even if the rights of the holders of the Amended and Restated First Lien Notes in respect of the ABL Collateral and the New Second Lien Notes in respect of all Collateral, as applicable, are adversely affected, subject to certain limited exceptions. Any release by the lenders under the ABL Facility of the ABL Collateral (other than a termination of the ABL Facility or a release of all the ABL Collateral) on a first-priority basis will also release the second and third priority liens securing the Amended and Restated First Lien Notes and the New Second Lien Notes, as applicable, on the same collateral (subject to the interest of the holders of the Amended and Restated First Lien Notes and the New Second Lien Notes in the proceeds of that collateral), and any release by the holders of Amended and Restated First Lien Notes of the Notes Collateral (other than a repayment in full of the Amended and Restated First Lien Notes or a release of all the Notes Collateral) on a first-priority basis will also release the second-priority liens securing the New Second Lien Notes on the same collateral (subject to the interest of the holders of the New Second Lien Notes in the proceeds of that collateral), in each case, so long as no event of default has occurred and is continuing with respect to the Amended and Restated First Lien Note Indenture and/or the New Second Lien Note Indenture, as applicable, and holders of the Amended and Restated First Lien Notes in respect of the ABL Collateral and the New Second Lien Notes in respect of all Collateral, as applicable, will have no control over such releases.

In addition, because the holders of the indebtedness secured by priority liens control the disposition of the Collateral, such holders could decide not to proceed against such collateral, regardless of whether there is a default under the documents governing such indebtedness or under the indenture governing the notes. In such event, the only remedy available to the holders of the Amended and Restated First Lien Notes with respect to the ABL Collateral and the holders of the New Second Lien Notes with respect to any Collateral would be to sue for payment on the relevant notes and the related guarantees. In addition, the Collateral Trust and Agency Agreement will give the holders of priority liens on the Collateral the right to access and use such Collateral to allow those holders to protect such Collateral and to process, store and dispose of the Collateral.

There may not be sufficient Collateral to pay all or any of the Amended and Restated First Lien Notes or the New Second Lien Notes

No appraisal of the value of the Collateral has been made and the value of the Collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, liquidating the Collateral securing the Amended and Restated First Lien Notes and the New Second Lien Notes may not produce proceeds in an amount sufficient to pay any amounts due thereon.

The fair market value of the Collateral securing the Amended and Restated First Lien Notes and the New Second Lien Notes is subject to fluctuations based on factors that include, among others, the condition of our industry, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and other factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In the event of a foreclosure, liquidation, reorganization, bankruptcy or other insolvency proceeding, we cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay our obligations under the Amended and Restated First Lien Notes and the New Second Lien Notes. In addition, in the event of any such proceeding, the ability of the holders of the New Second Lien Notes to realize upon any of the Collateral may be subject to bankruptcy and insolvency Law limitations. See Appendix H - “Description of the New Second Lien Notes—Collateral—Certain limitations on the collateral.”

The Collateral securing the the Amended and Restated First Lien Notes and the New Second Lien Notes may be diluted under certain circumstances

The Collateral that will secure the Amended and Restated First Lien Notes and the New Second Lien Notes New Second Lien Notes will also secure our obligations under any ABL Facility as well as certain hedging obligations and banking services obligations incurred from time to time. The Collateral may also secure additional indebtedness, including additional notes, that we incur in the future, subject to restrictions on our ability to incur debt and liens under the New Indentures, the terms of any ABL Facility and the terms of any other additional indebtedness. Your rights to the Collateral would be diluted by any increase in the indebtedness secured by the Collateral on a pari passu or priority basis.

In the event of a bankruptcy or any insolvency or receivership proceeding involving PNI or any of the guarantors, holders of the Amended and Restated First Lien Notes and/or the New Second Lien Notes may be deemed to have an unsecured claim to the extent that our obligations in respect of Amended and Restated First Lien Notes and/or the New Second Lien Notes, as applicable, exceed the fair market value of the Collateral securing Amended and Restated First Lien Notes and/or the New Second Lien Notes

In any Canadian bankruptcy or other insolvency proceeding (including a receivership) with respect to PNI or any of the guarantors, it is possible that the bankruptcy trustee, the debtor-in-possession, the receiver or competing creditors will assert that the fair market value of the Collateral with respect to the Amended and Restated First Lien Notes and/or the New Second Lien Notes is less than the then-current principal amount of Amended and Restated First Lien Notes and/or the New Second Lien Notes. If the Amended and Restated First Lien Notes and/or the New Second Lien Notes are under-collateralized, the claims in the bankruptcy or other insolvency or proceeding with respect to the Amended and Restated First Lien Notes and/or the New Second Lien Notes could be comprised of both a secured claim (to the extent of the value of the collateral securing such claim) and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the Collateral. In such event, the secured claims of the holders of the Amended and Restated First Lien Notes and/or the New Second Lien Notes, as applicable, would be limited to the value of the Collateral. Other rights of secured creditors under applicable bankruptcy or insolvency Laws in respect of the under-collateralized portion of the Amended and Restated First Lien Notes and/or the New Second Lien Notes, as applicable, may also be affected by the under-collateralization.

Under Canadian bankruptcy and insolvency statutes, a court may grant an order authorizing interim financing which ranks in priority to the claim of any other secured creditor of the debtor. In such a circumstance, the court must consider a number of factors including whether any creditor may be materially prejudiced. Also, in a Canadian bankruptcy or insolvency proceeding, classification of the claims under the Amended and Restated First Lien Notes and/or the New Second Lien Notes will be governed by factors set out in the governing statute and jurisprudential Law and any claims process conducted, whether pursuant to statute or court order.

Certain assets will be excluded from the Collateral, including assets of our subsidiaries that do not guarantee the Amended and Restated First Lien Notes and the New Second Lien Notes

Certain assets are excluded from the Collateral securing Amended and Restated First Lien Notes and the New Second Lien Notes including certain non-material owned real property and certain non- material leased property, as well as other typical exclusions, such as capital stock of non-wholly owned subsidiaries if the pledge of such capital stock would violate a contractual obligation, letters of credit for identified purposes or a contract or license if the grant of a lien would violate a contract, license or agreement.

Your rights in the Collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future

Applicable Canadian Law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired Collateral. The collateral agent under the Collateral Trust and Agency Agreement has no obligation to monitor the acquisition of additional property or rights that constitute Collateral or the perfection of any security interest in favor of the notes against third parties.

Rights of holders of the Amended and Restated First Lien Notes and the New Second Lien Notes in the Collateral may be adversely affected by the failure to create or perfect security interests in certain collateral on a timely basis, and a failure to create or perfect such security interests on a timely basis or at all may result in a default under the New Indentures and other agreements governing our indebtedness

We have agreed to secure the Amended and Restated First Lien Notes and the New Second Lien Notes and the guarantees by granting liens on the Collateral, and to take other steps to assist in perfecting the security interests granted in the Collateral. However, we have limited obligations to seek landlord waivers and access agreements. See Appendix H - “Description of the New Second Lien Notes — Collateral and Collateral Documents.”

If we, or any guarantor, were to become subject to Canadian bankruptcy or other insolvency proceedings, you may not be permitted to perfect or make registrations in respect of the liens once such proceedings have been commenced. Also, any liens recorded or perfected after the issue date of the Amended and Restated First Lien Notes and/or the New Second Lien Notes may face a greater risk of being declared void or set aside than if they had been recorded or perfected on the issue date. Under Canadian bankruptcy or other insolvency proceedings, a lien granted on the eve of insolvency to secure previously existing debt is more likely to be set aside or voided by the court than if delivered and promptly recorded on the issue date. Accordingly, if we or a guarantor were to file for bankruptcy protection or become subject to other insolvency proceedings after the issue date of the Amended and Restated First Lien Notes and/or the New Second Lien Notes and the liens had been perfected on the eve of the commencement of such proceedings, the liens securing the Amended and Restated First Lien Notes and/or the New Second Lien Notes may be subject to challenge as a result of having been perfected after the issue date. To the extent that such a challenge was successful, you may lose the benefit of the security that the Collateral is intended to provide.

In Canada, there are remedies available under federal and provincial legislation to review certain transactions such as the transactions discussed herein, as, among other things, preferences or transfers at undervalue. If established, such transactions may be declared void or set aside, which may affect the perfection and validity of the liens and other interests described above. In the case of transfers at undervalue, the review period is usually twelve months from the commencement of the relevant proceeding for arm’s length transfers and five years for non-arm’s length transfers. In the case of preferences, the review period is usually three months from the commencement of the relevant proceeding for arm’s length transfers and twelve months for non-arm’s length transfers. The review period varies for other remedies. Such a proceeding may be commenced by the trustee in bankruptcy, a receiver, a monitor under the Companies’ Creditors Arrangement Act (the “CCAA”) or a creditor of the debtor or other interested parties.

Additionally, a failure, for any reason that is not permitted or contemplated under the collateral documentation, to perfect the security interest in the properties included in the collateral package may result in a default under the New Indentures and other agreements governing our indebtedness.

Any future pledge of Collateral in favor of the holders of the Amended and Restated First Lien Notes and/or the New Second Lien Notes might be voidable in bankruptcy or other insolvency proceedings (including receivership)

The New Indentures will provide that certain future subsidiaries of ours will guarantee the Amended and Restated First Lien Notes and the New Second Lien Notes and secure their guarantees with liens on any assets they own that would constitute collateral, and that we will grant liens on certain property that we and the guarantors acquire after the Amended and Restated First Lien Notes and the New Second Lien Notes are issued.

In Canada, there are a number of remedies under federal and provincial legislation available to a trustee in bankruptcy, creditors of the debtor, a receiver, a monitor appointed in a CCAA proceeding and other interested parties under the CCAA to seek to set aside or void a future pledge of collateral for existing indebtedness. The tests in Canadian bankruptcy and insolvency proceedings (including receivership) with respect to these issues are similar to those under US bankruptcy Law.

There are circumstances other than repayment or discharge of the Amended and Restated First Lien Notes and/or the New Second Lien Notes under which the Collateral securing the Amended and Restated First Lien Notes and/or the New Second Lien Notes and guarantees will be released automatically, without your consent or the consent of the trustee or collateral agent

Under various circumstances, Collateral securing the the Amended and Restated First Lien Notes and/or the New Second Lien Notes will be released automatically, including:

●	as to all or any portion of Collateral which has been taken by eminent domain, condemnation or other similar circumstances;

●	upon satisfaction and discharge of the applicable New Indenture;

●	upon a legal defeasance or covenant defeasance under the applicable New Indenture;

●	a sale, transfer or other disposal of such Collateral by us or any guarantor (other than to us or another guarantor) in a transaction not prohibited under the New Indentures;

●

with respect to Collateral held by a guarantor, upon the release of such guarantor from its guarantee concurrently with the release of such guarantee (including in connection with the designation of a subsidiary guarantor as an unrestricted subsidiary);

●	with respect to cash from an asset disposition, upon the withdrawal of such cash from the collateral account for any one or more purposes permitted by the New Indentures;

●

with the consent of holders of 66 2⁄3% in aggregate principal amount of Amended and Restated First Lien Notes in the case of the Notes Collateral and the applicable percentage of lenders under any ABL Facility in the case of ABL Collateral (including without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Amended and Restated First Lien Notes and/or the New Second Lien Notes); and

●	in accordance with the applicable provisions of the collateral documents and the Collateral Trust and Agency Agreement.

In addition, the guarantee of a subsidiary guarantor will be automatically released in connection with a sale of such subsidiary guarantor in a transaction permitted under the applicable New Indentures.

The New Indentures will also permit us to designate one or more of our restricted subsidiaries that is a guarantor of the Amended and Restated First Lien Notes and the New Second Lien Notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary for purposes of the New Indentures, all of the liens on any Collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the Amended and Restated First Lien Notes and/or the New Second Lien Notes by such subsidiary or any of its subsidiaries will be released under the New Indentures but not necessarily under any ABL Facility. Designation of an unrestricted subsidiary will reduce the aggregate value of the Collateral securing the Amended and Restated First Lien Notes and the New Second Lien Notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See Appendix H - “Description of the New Second Lien Notes.”

Security over certain Collateral may not be in place on the issue date of the Amended and Restated First Lien Notes and/or the New Second Lien Notes or may not be perfected on the issue date, and we will not be required to perfect security interests in some instances

Certain mortgages may not be in place on the issue date of the Amended and Restated First Lien Notes and the New Second Lien Notes. We have a period of 30 days from the issue date of the issue date of the Amended and Restated First Lien Notes and the New Second Lien Notes in order to provide and record a mortgage over specified real property.

In addition, we have limited obligations to seek landlord consents, waivers and access agreements. See Appendix H - “Description of the New Second Lien Notes —Certain covenants with respect to the collateral—Real estate mortgages and filings.” The failure to have security in place or perfected, and the failure to obtain certain other agreements, may adversely affect the ability of holders of the Amended and Restated First Lien Notes and the New Second Lien Notes to obtain the benefits of certain Collateral.

We will in most cases have control over the Collateral

The collateral documents generally allow us and the guarantors to remain in possession of, to retain exclusive control over, to freely operate and to collect, invest and dispose of any income from, the Collateral. These rights may adversely affect the value of the Collateral at any time.

The Collateral is subject to casualty risks and potential environmental liabilities

We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged Collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the Amended and Restated First Lien Notes and the New Second Lien Notes New Second Lien Notes and the guarantees thereof.

Moreover, the collateral agent may need to evaluate the impact of potential liabilities before determining to foreclose (to the extent the collateral agent has the ability to do so under the intercreditor agreements) on Collateral consisting of real property because owners and operators of real property may be held liable under environmental Laws for the costs of remediating or preventing the release or threatened release of hazardous substances at such real property. Consequently, the collateral agent may decline to foreclose on such Collateral or exercise remedies available in respect thereof if it does not receive indemnification to its satisfaction from the holders of the Amended and Restated First Lien Notes and the New Second Lien Notes New Second Lien Notes.

The Amended and Restated First Lien Notes and the New Second Lien Notes will be structurally subordinated to all obligations of our future subsidiaries that do not become guarantors of the Amended and Restated First Lien Notes and the New Second Lien Notes

The Amended and Restated First Lien Notes and the New Second Lien Notes will be guaranteed by each of PNCC and our existing and subsequently acquired or organized subsidiaries other than unrestricted subsidiaries. Currently, our only wholly-owned subsidiaries, 1576626 Ontario Inc. and 7731558 Canada Inc., are the only subsidiary guarantors of the Amended and Restated First Lien Notes and the New Second Lien Notes. Except for such guarantees of the Amended and Restated First Lien Notes and the New Second Lien Notes, PNCC and our subsidiaries will have no obligation, contingent or otherwise, to pay amounts due under the Amended and Restated First Lien Notes and the New Second Lien Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. Further, even if the subsidiary is a guarantor, it may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the Amended and Restated First Lien Notes and the New Second Lien Notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from them. Although the New Indentures and the agreements governing certain of our other existing indebtedness will limit the ability of certain subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Amended and Restated First Lien Notes and the New Second Lien Notes.

The Amended and Restated First Lien Notes and the New Second Lien Notes will be structurally subordinated to all indebtedness and other obligations of any non-guarantor subsidiary such that, in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of such subsidiary’s creditors (including trade creditors and preferred stockholders, if any) would be entitled to payment in full out of such subsidiary’s assets before we would be entitled to any payment.

In addition, the New Indentures will, subject to some limitations, permit these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

In addition, our subsidiaries that provide, or will provide, guarantees of the Amended and Restated First Lien Notes and/or the New Second Lien Notes will be automatically released from such guarantees upon the occurrence of certain events, including the following:

●	the designation of such subsidiary guarantor as an unrestricted subsidiary under the applicable New Indenture;

●

the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of the Amended and Restated First Lien Notes and/or the New Second Lien Notes by such subsidiary guarantor; or

●	the sale or other disposition, including the sale of substantially all the assets, of such subsidiary guarantor in accordance with the terms of the New Indentures.

If any such subsidiary guarantee is released, a holder of the Amended and Restated First Lien Notes and/or the New Second Lien Notes will not have a claim as a creditor against any such subsidiary and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of such subsidiary will be effectively senior to the claim of any holders of the notes. See Appendix H - “Description of the New Second Lien Notes — General — The Guarantees.”

We may not be able to repurchase the Amended and Restated First Lien Notes or the New Second Lien Notes upon a change of control

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Amended and Restated First Lien Notes at 101% of their principal amount and, subject to the redemption in full of the Amended and Restated Notes, we will be required to repurchase the New Second Lien Notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. The source of funds for any purchase of the Amended and Restated First Lien Notes and the New Second Lien Notes, as applicable, and repayment of our credit facilities will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the Amended and Restated First Lien Notes and/or the New Second Lien Notes, as applicable upon a change of control because we may not have sufficient financial resources to purchase all of the Amended and Restated First Lien Notes and/or the New Second Lien Notes that are tendered upon a change of control and repay our other indebtedness that will become due. We may require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the notes may be limited by Law. In order to avoid the obligations to repurchase the Amended and Restated First Lien Notes and/or the New Second Lien Notes and events of default and potential breaches of the credit agreements governing any ABL Facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, certain important corporate events, such as leveraged recapitalizations, may not, under the Amended and Restated First Lien Note Indenture and/or the New Second Lien Notes, constitute a “change of control” that would require us to repurchase the Amended and Restated First Lien Notes and/or the New Second Lien Notes, notwithstanding the fact that such corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the Amended and Restated First Lien Notes and/or the New Second Lien Notes.

Holders of the Amended and Restated First Lien Notes may not be able to determine when a change of control giving rise to their right to have the Amended and Restated First Lien Notes repurchased has occurred following a sale of “substantially all” of our assets

The definition of change of control in the Amended and Restated First Lien Note Indenture includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable Law. Accordingly, the ability of a holder of Amended and Restated First Lien Notes to require us to repurchase its notes as a result of a sale of less than all our assets to another person may be uncertain.

Canadian bankruptcy and insolvency Laws may impair the enforcement of remedies under the Amended and Restated First Lien Notes and the New Second Lien Notes

The rights of the collateral agent to enforce remedies are likely to be significantly impaired by applicable Canadian federal bankruptcy, insolvency and other restructuring legislation in the event we become bankrupt, insolvent or receivership or other restructuring proceedings are commenced with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) (the “BIA”) and the CCAA contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and others. Under Canadian insolvency Laws, a debtor is able to prepare and file a proposal or plan of compromise or arrangement to be voted on by the various classes of its affected creditors. A proposal, compromise or arrangement if accepted by the requisite majorities of each affected class of creditors, and if sanctioned by the relevant Canadian court, would be binding on all creditors within each affected class regardless of whether they voted to accept the proposal. The proposal or plan can result in any claims against the debtor company being compromised or extinguished. Moreover, these Laws permit the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument during the period the stay against proceedings remains in place.

The powers of the court under the BIA and particularly under the CCAA have been exercised broadly to protect an entity attempting to restructure its affairs from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under the Amended and Restated First Lien Notes and/or the New Second Lien Notes would be made during any Canadian proceedings in bankruptcy, insolvency (including receivership) or other restructuring, whether or when the collateral agent could exercise its rights under the New Indentures or whether and to what extent holders of the Amended and Restated First Lien Notes and/or the New Second Lien Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursement of the trustee.

We are formed under the Laws of Canada and its provinces and our principal place of business and all of our assets are currently located in Canada. Therefore, Canada would be the more likely jurisdiction than the U.S. for the commencement of any bankruptcy or insolvency proceedings. Chapter 15 of the U.S. Bankruptcy Code and Part IV of the CCAA provide for the recognition of foreign insolvency proceedings. Courts in either jurisdiction have the authority to recognize a foreign insolvency proceeding as either a foreign main proceeding or a foreign non-main proceeding, on the proof of certain threshold requirements. In order for a Canadian court to recognize a U.S. insolvency proceeding as a foreign main proceeding, it would have to be satisfied, among other things, that the U.S. is the jurisdiction of the debtor’s centre of main interests. In Canada, in the absence of proof to the contrary, a debtor company’s registered office is deemed to be the centre of its main interest. Because our registered office is located in Canada, it is uncertain whether we would be an eligible debtor under the U.S. Bankruptcy Code and, if we were to seek protection under U.S. bankruptcy Laws, it is uncertain whether such proceedings would be recognized by Canadian courts, particularly as a foreign main proceeding. Likewise, if we were to seek protection in the Canadian courts under Canadian bankruptcy and insolvency Laws, it is uncertain whether an appropriate foreign representative would seek to commence an ancillary proceeding under Chapter 15 of the U.S. Bankruptcy Code and, if so, whether such foreign proceedings would be recognized by U.S. Bankruptcy courts as a foreign main or a foreign non-main proceeding.

In the event of our bankruptcy or the commencement of other insolvency proceedings (including receivership) available to us, the ability of the holders of the Amended and Restated First Lien Notes and the New Second Lien Notes to realize upon the Collateral will be subject to certain limitations

The ability of holders of the Amended and Restated First Lien Notes and the New Second Lien Notes to realize upon the Collateral will be subject to certain limitations in the event of Canadian bankruptcy or insolvency proceedings. Under Canadian bankruptcy and insolvency Laws upon the commencement of a bankruptcy or insolvency proceeding, a stay of proceedings is imposed (automatically or, in CCAA and receivership proceedings, by court order) which, among other things, stays:

●

the commencement or continuation of any action or proceeding against the debtor that was or could have been commenced before the commencement of the bankruptcy or other insolvency proceedings to recover a claim against the debtor that arose before the commencement of such proceedings;

●	any act to obtain possession of, or control over, property of the debtor’s estate or the debtor;

●

any act to create or enforce any lien against property of the debtor’s estate or the debtor (provided that certain rights to perfect or re-perfect existing security interests is unaffected by the stay of the proceedings); and

●	any act to collect or recover a claim against the debtor that arose before the commencement of the bankruptcy or other insolvency proceedings.

In Canada, under the CCAA and the BIA, secured creditors may be prevented from enforcing on their security from a debtor company in a proceeding without approval from the court supervising the proceeding, and may be prevented from disposing of security repossessed from such debtor without court approval. In restructuring proceedings under the CCAA or the BIA, the debtor may continue to retain collateral, including cash collateral, even though the debtor is in default under applicable debt instruments.

Under Canadian bankruptcy and insolvency statutes, a court may grant an order authorizing interim financing which ranks in priority to the claim of any other secured creditor of the debtor. In such a circumstance, the court must consider a number of factors including whether any creditor may be materially prejudiced. The court may provide protections in the face of material prejudice. However, this power is discretionary, and we cannot predict when, or whether, the collateral agent under the Collateral Trust and Agency Agreement could realize upon the Collateral, or whether, or to what extent, holders of the Amended and Restated First Lien Notes and the New Second Lien Notes would be compensated for any delay in payment or loss of value of the Collateral.

Certain holders of a substantial amount of our stock will also hold a significant portion of our indebtedness, including the Amended and Restated First Lien Notes and the New Second Lien Notes, and their interest may differ from the interests of Noteholders, as holders of the Amended and Restated First Lien Notes or the New Second Lien Notes.

Upon consummation of the transactions contemplated by the Plan of Arrangement, certain holders of Amended and Restated First Lien Notes and New Second Lien Notes will hold a substantial amount of our stock and will also hold a significant portion of our indebtedness, including the Amended and Restated First Lien Notes and the New Second Lien Notes. As a result, their interests may not be aligned with yours as a holder of the Amended and Restated First Lien Notes and/or the New Second Lien Notes. The New Indentures and the agreements governing our other indebtedness will not prohibit such parties from voting in all circumstances relating to such debt. If we encounter financial difficulties or are unable to pay our debts as they mature, the interests of such holders may conflict with those of the other holders of the Amended and Restated First Lien Notes and/or the New Second Lien Notes.

There are significant restrictions on your ability to transfer or resell the Amended and Restated First Lien Notes and the New Second Lien Notes

We are relying upon an exemption from the prospectus requirements under applicable provincial securities Laws to issue the Amended and Restated First Lien Notes and New Second Lien Notes pursuant to, or in connection with, the Plan of Arrangement. Therefore, the Amended and Restated First Lien Notes and the New Second Lien Notes may not be reoffered or resold except under certain exemptions from the prospectus requirements under applicable provincial securities Laws or the securities Laws of any other jurisdiction, and you may be required to bear the risk of your investment for an indefinite period of time.

The Amended and Restated First Lien Notes and the New Second Lien Notes have not been and will not be registered under the 1933 Act or any applicable U.S. state securities laws and may not be re-offered, resold, pledged or otherwise transferred except as described herein. See “Description of the Recapitalization – The New Capital Offering – U.S. Eligible Purchasers and Transfer Restrictions”.

In addition, your ability to transfer the notes may be limited by the absence of an active trading market and an active trading market may not develop for the Amended and Restated First Lien Notes and/or New Second Lien Notes, as applicable.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital

The credit ratings assigned to the Amended and Restated First Lien Notes reflect the rating agencies’ assessments of our ability to make payments on the Amended and Restated First Lien Notes when due. Consequently, real or anticipated changes in these credit ratings will generally affect the market value of the Amended and Restated First Lien Notes. However, credit ratings are not recommendations to purchase, hold or sell the Amended and Restated First Lien Notes, and may be revised or withdrawn at any time. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure, marketing or other factors related to the value of the Amended and Restated First Lien Notes.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the Amended and Restated First Lien Notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your Amended and Restated First Lien Notes without a substantial discount.

We may be unable to repay or repurchase the Amended and Restated First Lien Notes and/or the New Second Lien Notes at maturity

At the applicable maturity dates for the Amended and Restated First Lien Notes and the New Second Lien Notes, as applicable, the entire outstanding principal amount of the Amended and Restated First Lien Notes and the New Second Lien Notes, as applicable, together with accrued and unpaid interest, will become due and payable. We may not have the funds to fulfill these obligations or the ability to refinance these obligations. If the relevant maturity date occurs at a time when other arrangements prohibit us from repaying the Amended and Restated First Lien Notes or the New Second Lien Notes, we could try to obtain waivers of such prohibitions from the lenders and holders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. In these circumstances, if we cannot obtain such waivers or refinance these borrowings, we would be unable to repay the Amended and Restated First Lien Notes or the New Second Lien Notes, as applicable.

Tax Risks

The tax Laws of any applicable country, province, state or territory (including Canadian and United States federal income tax laws), and the administrative application and interpretation of such laws, are subject to change. Any change in the tax Laws that are applicable to Postmedia or the interests held by a Securityholder in Postmedia, or the administrative application or interpretation of such Laws, could have an adverse impact on such Securityholder’s interests in Postmedia.

Failure to comply with “Canadian newspaper” status would materially affect our financial results and our business prospects

Under the Tax Act, generally no deduction is allowed for an outlay or expense for advertising space in an issue of a newspaper for an advertisement directed primarily to a market in Canada, unless the issue is a “Canadian issue” of a “Canadian newspaper.”

In order to qualify as a “Canadian issue”, the issue generally must have its type set in Canada, be edited in Canada by individuals resident in Canada for purposes of the Tax Act and be printed and published in Canada. Issues of our newspapers currently meet these criteria.

The test of whether a newspaper is a “Canadian newspaper” depends on the jurisdiction, governance, factual control and share ownership of the corporation which directly publishes the newspaper. Postmedia publishes its newspapers directly. In order to satisfy the requirements of a “Canadian newspaper” (subject to a statutory 12 month grace period), Postmedia must satisfy the following: (i) the corporation must be incorporated under the Laws of Canada or a province thereof, (ii) the chairperson or other presiding officer and at least 75% of the directors or other similar officers of the corporation must be Canadian citizens, and (iii) the corporation must not be controlled, in fact, directly or indirectly, by persons or partnerships who could not themselves hold the right to produce and publish issues of a “Canadian newspaper”, including by citizens or subjects of a country other than Canada.

In addition, under the share ownership requirements, at least 75% of a non-public corporation’s voting shares and shares having a fair market value in total of at least 75% of the fair market value of all issued shares of a non-public corporation, must be beneficially owned by either (i) Canadian citizens or (ii) one or more “Qualifying Public Corporations”. Upon the listing of PNCC’s shares on the TSX, it became a “Qualifying Public Corporation”. As PNI is a direct, wholly-owned subsidiary of PNCC, our newspapers qualify as “Canadian newspapers”.

Issues of our newspapers therefore qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and as a result advertisers currently have the right to deduct their advertising expenditures for Canadian tax purposes.

There can be no assurance that issues of the newspapers published or produced by us will continue to be “Canadian issues” of “Canadian newspapers” under the Tax Act, or that Canadian federal income tax Laws respecting the treatment of deductibility of advertising expenses incurred in relation to “Canadian issues” of “Canadian newspapers” will not be changed in a manner which adversely affect us.

If our newspapers cease to be “Canadian newspapers” for purposes of the Tax Act, it is expected that our advertising revenue will decline significantly, which would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Non-Implementation of the Recapitalization

We May be Unable to Continue as a Going Concern

If the Recapitalization is not implemented and our business operations continue at their current levels, we will not be able to generate sufficient cash for our operations. We may need to raise additional capital to continue as a going concern. We can give no assurances that additional capital will be available to us on favourable terms, or at all. Our inability to obtain additional capital, if and when needed, would have a material adverse effect on our financial condition and our ability to continue as a going concern.

The May 31, 2016 unaudited interim consolidated financial statements incorporated by reference in this Circular are presented on the assumption that we continue as a going concern in accordance with IFRS. The going concern basis of presentation assumes that we will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If this assumption is not appropriate, adjustments will have to be made to the carrying value of our assets and liabilities, reported revenues and expenses and balance sheet classifications.

We May be Required to Pursue Other Alternatives

We may be required to pursue other alternatives that could have a more negative effect on Postmedia and its stakeholders, including non-consensual proceedings under creditor protection legislation.

In the event that the Recapitalization is not implemented, then Postmedia’s total amount of debt will not be reduced by approximately C$307 million on a consolidated basis and the associated net reduction in debt service costs would not be achieved.

In the event that the Recapitalization is not implemented, we may be required to pursue other alternatives that could have a more negative effect on Postmedia and the Securityholders. Such other alternatives could include an Alternative Transaction which, while it would enjoy the benefit of the support of the Supporting Second Lien Noteholders, would leave the existing Shareholders with no consideration and could result in the Shares not being worth anything.

In the event that the Recapitalization is not implemented then:

●	Postmedia’s net indebtedness will not be reduced by approximately C$307 million and the associated net reduction in debt service costs will not be achieved;

●

Postmedia’s cash flow from operations and available liquidity may be insufficient to provide adequate funds to finance its operations and Postmedia may be unable to meet its obligations as they generally become due;

●	Postmedia may have increased vulnerability to current and future adverse economic and industry conditions;

●	Postmedia may have limited flexibility in planning for, or reacting to, changes and opportunities in its business and its industry;

●	Postmedia may have increased employee turnover and uncertainty, diverting management’s attention from routine business and hindering its ability to recruit qualified employees; and

●	Postmedia may be placed at a competitive disadvantage compared to its competitors that have less debt.

Risks Related To Postmedia’s Business

We are Not Currently Profitable and May Not Become Profitable Again

We have experienced operating losses for the past several years and may incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve and maintain profitability again. For the nine month period ended May 31, 2016, we had a net loss of approximately $253 million and for the year ended August 31, 2015, we had a net loss of approximately $263 million. Our failure to achieve or maintain profitability could negatively impact the value of our equity securities.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent auditors of Postmedia are PricewaterhouseCoopers LLP, Chartered Professional Accountants and Licensed Public Accountants, PWC Tower, 18 York Street, Suite 2600, Toronto, Ontario, M5J 0B2. PricewaterhouseCoopers LLP is independent with respect to Postmedia within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The transfer agent and registrar for the Shares is Computershare Investor Services Inc. at its principal offices located in Toronto, Ontario.

INTEREST OF EXPERTS

The partners and associates of Goodmans LLP, as a group, owned, directly or indirectly, less than 1% of the outstanding Shares.

LEGAL MATTERS

Certain legal matters in connection with the Recapitalization will be passed upon on behalf of Postmedia by Goodmans LLP, as to matters of Canadian Law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP as to matters of United States Law.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of this Circular and the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 365 Bloor Street East, 12th Floor, Toronto, Ontario, M4W 3L4, or Telephone: (416) 383-2300 and are also available electronically on SEDAR at www.sedar.com.

APPROVAL OF PROXY CIRCULAR BY THE BOARDS OF DIRECTORS

The contents of this Circular and its sending to Shareholders and Noteholders has been approved by the directors of Postmedia.

DATED August 5, 2016.

BY ORDER OF THE BOARDS OF DIRECTORS OF POSTMEDIA NETWORK CANADA CORP.

AND POSTMEDIA NETWORK INC.

Paul Godfrey (signed)

President and Chief Executive Officer

CONSENT OF BMO CAPITAL MARKETS

We hereby consent to the references to our firm’s Fairness Opinion dated July 7, 2016 and our opinion dated July 7, 2016 in the form described in paragraph 4.04 of Industry Canada’s Policy Statement 15-1 – Policy of the Director concerning Arrangements under Section 192 of the CBCA under “Summary”, “Description of the Recapitalization – Court Approval and Completion of the Arrangement”, “Description of the Recapitalization – Fairness Opinion” and “Description of the Recapitalization – Recommendation of the Board of Directors” in the Circular and to the inclusion of the Fairness Opinion and CBCA Opinion in the Circular.

Toronto, Canada August 5, 2016	BMO Nesbitt Burns Inc. (signed)

APPENDIX A

FORM OF FIRST LIEN NOTEHOLDERS’ ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Postmedia Network Inc. (“PNI”) and Postmedia Network Canada Corp. (“Postmedia”) as more particularly described and set forth in the Plan of Arrangement (the “Plan”) set forth in Appendix F to the management information circular of Postmedia dated August 5, 2016 (the “Circular”), be and is hereby authorized, approved and adopted;

2.

the arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated effective August 5, 2016 between Postmedia and PNI, as described in the Circular, is hereby authorized and approved;

3.

notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice, the board of directors of PNI, without further notice to, or approval of, the securityholders of PNI, are hereby authorized and empowered to (A) amend the Arrangement Agreement, to the extent permitted by the Arrangement Agreement and (B) subject to the terms of the Arrangement Agreement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

4.

any one director or officer of PNI be and is hereby authorized and directed, for and on behalf of PNI (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed by, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

5.

the proper officers and authorized signatories of Computershare Trust Company of Canada be and are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

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APPENDIX B

FORM OF SECOND LIEN NOTEHOLDERS’ ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Postmedia Network Inc. (“PNI”) and Postmedia Network Canada Corp. (“Postmedia”) as more particularly described and set forth in the Plan of Arrangement (the “Plan”) set forth in Appendix F to the management information circular of Postmedia dated August 5, 2016 (the “Circular”), be and is hereby authorized, approved and adopted;

2.

the arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated effective August 5, 2016 between Postmedia and PNI, as described in the Circular, is hereby authorized and approved and the actions of the directors of PNI in approving the Arrangement Agreement and the Arrangement and the actions of the directors of PNI in executing and delivering the Arrangement Agreement and causing the performance by PNI of its obligations thereunder, is hereby ratified, authorized and approved;

3.

notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice, the board of directors of PNI, without further notice to, or approval of, the securityholders of PNI, are hereby authorized and empowered to (A) amend the Arrangement Agreement, to the extent permitted by the Arrangement Agreement and (B) subject to the terms of the Arrangement Agreement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

4.

any one director or officer of PNI be and is hereby authorized and directed, for and on behalf of PNI (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed by, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

5.

the proper officers and authorized signatories of The Bank of New York Mellon be and are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

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APPENDIX C

FORM OF SHAREHOLDERS’ ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Postmedia Network Inc. (“PNI”) and Postmedia Network Canada Corp. (“Postmedia”) as more particularly described and set forth in the Plan of Arrangement (the “Plan”) set forth in Appendix F to the management information circular of Postmedia dated August 5, 2016 (the “Circular”), be and is hereby authorized, approved and adopted;

2.

the arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated effective August 5, 2016 between Postmedia and PNI, as described in the Circular, is hereby authorized and approved;

3.

notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice, the board of directors of Postmedia, without further notice to, or approval of, the securityholders of Postmedia, are hereby authorized and empowered to (A) amend the Arrangement Agreement, to the extent permitted by the Arrangement Agreement and (B) subject to the terms of the Arrangement Agreement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

4.

any one officer or director of Postmedia is hereby authorized and directed, for and on behalf of Postmedia (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of Postmedia or otherwise, and to deliver, or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to carry out the intent of this special resolution, including, without limitation, the determination of the effective date of the Plan and the delivery of articles of arrangement in prescribed form to the Director under the CBCA, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

5.

notwithstanding the foregoing, the directors of Postmedia are hereby authorized, without further approval of or notice to the shareholders of Postmedia, to revoke this special resolution at any time before the Director under the CBCA issues a certificate of amendment.

6.

the proper officers and authorized signatories of Computershare Investor Services Inc. be and are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

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APPENDIX D

FORM OF RIGHTS PLAN AMENDMENTS RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

in connection with the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Postmedia Network Inc. (“PNI”) and Postmedia Network Canada Corp. (“Postmedia”) as more particularly described and set forth in the Plan of Arrangement (the “Plan”) set forth in Appendix F to the management information circular of Postmedia dated August 5, 2016 (the “Circular”), the Corporation desires to amend the shareholder rights plan agreement dated as of November 8, 2010 between the Corporation and Computershare Trust Company of Canada, as rights agent (the “Right Plan”) to (i) amend the definition of “grandfathered person” to include Chatham Asset Management, LLC (“Chatham”) and any purchaser of Chatham’s voting shares (“Voting Shares”) or variable voting shares (“Variable Voting Shares”) in the capital of Postmedia (collectively, the “Shares”), provided that such purchaser is a non-Canadian and, at the time of such purchase, holds no Shares or a de minimis number of Shares and, as a result of such purchase, would otherwise have been an “Acquiring Person” for purposes of the Rights Plan, (ii) provide that, upon Canso Investment Counsel Ltd., in its capacity as portfolio manager for and on behalf of certain accounts managed by it (“Canso”) and/or its affiliates and/or any accounts over which it or its affiliates exercise control or direction and/or any persons acting jointly or in concert with Canso or its affiliates (all such persons, together with Canso, are referred to herein as the “Canso Group”) converting the Variable Voting Shares it exercises voting control or direction over into Voting Shares, which, together with any Voting Shares owned by the Canso Group, represent 20% or more of the outstanding Voting Shares (excluding all Variable Voting Shares not being converted and other securities convertible into, exercisable into or exchangeable for Voting Shares), Canso would be an “Acquiring Person” for purposes of the Rights Plan; (iii) amend paragraph (iv) and (v) of the definition of “Permitted Bid” to provide that 50% of all Shares, on an aggregate basis, must be tendered to a Take-over Bid (as defined in the Rights Plan), rather than 50% of each of the Variable Voting Shares and Voting Shares, in order for a Take-over Bid to qualify as a “Permitted Bid”, (iv) provide that the next reconfirmation of the Rights Plan by shareholders of Postmedia will be at the annual shareholder meeting held in 2020, and (v) amend the definition of “Effective Date” to be the Effective Date (as such term is defined in the Circular) (collectively, the “Rights Plan Amendments”), be and are hereby authorized, approved and adopted;

2.

notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice, the board of directors of PNI, without further notice to, or approval of, the securityholders of PNI, are hereby authorized and empowered to determine not to proceed with the Rights Plan Amendments at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

3.

any one officer or director of Postmedia is hereby authorized and directed, for and on behalf of Postmedia (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of Postmedia or otherwise, and to deliver, or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to carry out the intent of this special resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of articles of arrangement in prescribed form to the Director under the CBCA, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

4.

notwithstanding the foregoing, the directors of Postmedia are hereby authorized, without further approval of or notice to the shareholders of Postmedia, to revoke this special resolution at any time before the Director under the CBCA issues a certificate of amendment.

5.

the proper officers and authorized signatories of Computershare Investor Services Inc. be and are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Rights Plan Amendments, such

D-1

determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

D-2

APPENDIX E

ARRANGEMENT AGREEMENT

SEE ATTACHED

Execution Version

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 5th day of August, 2016 (the “Agreement”).

AMONG:

POSTMEDIA NETWORK CANADA CORP., a corporation incorporated under the laws of Canada

(“PNCC”)

– and –

POSTMEDIA NETWORK INC., a corporation incorporated under the laws of Canada

(“PNI”)

– and –

9854711 CANADA LIMITED, a corporation incorporated under the laws of Canada

(“ArrangeCo”)

– and –

1576626 ONTARIO INC., a corporation incorporated under the laws of the province of Ontario, and 7731558 CANADA INC., a corporation incorporated under the laws of Canada

(collectively and together with PNCC, the “Guarantors”)

RECITALS:

A.

PNCC, PNI and ArrangeCo intend to apply to the Ontario Superior Court of Justice (Commercial List) (the “Court”) for an order approving the arrangement (the “Arrangement”), pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”), as set forth in the plan of arrangement (as may be amended, modified and/or supplemented, the “Plan of Arrangement”) a copy of which is attached hereto as Schedule “A”; and

B.

PNI, ArrangeCo and the Guarantors (collectively, the “Parties”) wish to enter into this Agreement to formalize certain matters relating to the foregoing and other matters relating to the Plan of Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.01	Definitions

All capitalized terms not defined in this Agreement shall have the meaning ascribed to them in the Plan of Arrangement.

1.02	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.03	Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.04	Incorporation of Schedules

The following schedules are incorporated into and form an integral part of this Agreement:

Schedule A          –             Plan of Arrangement

1.05	Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.06	Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the Parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.07	Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.08	Governing Law

This Agreement will be governed by, interpreted and enforced in accordance with the laws of the province of Ontario and the federal laws of Canada.

ARTICLE 2

THE ARRANGEMENT

2.01	Arrangement

As soon as reasonably practicable or in accordance with the timing contemplated under the Plan of Arrangement, PNCC, PNI and ArrangeCo shall apply to the Court pursuant to Section 192 of the CBCA for an order approving the Arrangement and in connection with such application shall:

(a)	forthwith file, proceed with and diligently prosecute an application for the Final Order; and

(b)

subject to obtaining the approvals contemplated in the Plan of Arrangement and such other conditions precedent to the implementation of the Arrangement (as set out herein and in the Plan of Arrangement), take steps necessary to submit the Arrangement to the Court and apply for the Final Order.

Subject to the fulfillment of the conditions set forth herein, the Parties shall deliver to the Director, immediately following completion and/or satisfaction of such conditions, articles of arrangement and such other documents as may be required to give effect to the Arrangement.

ARTICLE 3

COVENANTS

3.01	General Covenants

Each of the Parties covenants with the other Parties that it will:

(a)	do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments as may reasonably be required, both prior to and following the Effective Date, to facilitate the carrying out of the intent and purposes of this Agreement;

(b)	use all reasonable efforts to cause each of the conditions precedent set forth in Section 5.01 which are within its control to be satisfied on or before the Effective Date; and

(c)	not take any action that would be knowingly contrary with the transactions contemplated by this Agreement and the Plan of Arrangement.

3.02	Additional Covenants of the Parties

Each Party further covenants and agrees that it will, as applicable:

(a)	submit the Arrangement to the Court and apply for the Final Order;

(b)

perform the obligations required to be performed by it under this Agreement, the Plan of Arrangement and do all such other acts and things as may be necessary, or within the reasonable discretion of such Party desirable, and within its power and control in order to carry out and give effect to the transactions contemplated by this Agreement, the Plan of Arrangement including (without limitation) using commercially reasonable efforts to:

(i)	obtain the required approvals of the Noteholders, Shareholders and the Final Order; and

(ii)	obtain such other material consents, approvals and/or waivers as are necessary for the implementation of the Arrangement;

(c)

upon issuance of the Final Order and subject to the conditions precedent in Article 5 and Section 8.1 of the Plan of Arrangement, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Director in accordance with the CBCA;

(d)	file such materials, together with other disclosure materials required to be filed in accordance with applicable corporate and securities laws, in a timely and expeditious manner;

(e)	in the case of PNI and the Guarantors, execute the Amended and Restated First Lien Note Indenture and the New Second Lien Note Indenture, as contemplated by the Plan of Arrangement;

(f)	in the case of PNI,

(i)	pay (or cause to be paid) to the Second Lien Noteholders in cash all accrued and unpaid interest outstanding in respect of the Second Lien Notes up to July 15, 2016;

(ii)	issue (or cause to be issued) and deliver (or cause to be delivered) the New Second Lien Notes;

(iii)

simultaneously and in consideration for the Second Lien Settlement Shares issued and delivered to Second Lien Noteholders by PNCC, issue (or cause to be issued) to PNCC common shares of PNI with an aggregate fair market value equal to such Second Lien Settlement Shares issued by PNCC to the Second Lien Noteholders;

(iv)	pay (or cause to be paid) to the First Lien Noteholders in cash all accrued and unpaid interest owing in respect of the First Lien Notes up to the Effective Date;

(v)

pay (or cause to be paid) to each First Lien Noteholder its First Lien Noteholder Pro Rata Share of the First Lien Notes Repayment Amount as repayment at par for a portion of the principal amount of the First Lien Notes without any premium or penalty in connection therewith;

(vi)	issue (or cause to be issued) and deliver (or cause to be delivered) the Amended and Restated First Lien Notes such that all other First Lien Noteholder Claims (other than the

Amended and Restated First Lien Notes) shall be deemed to be irrevocably and finally extinguished;

(vii)	amalgamate with ArrangeCo pursuant to Section 184(1) of the CBCA,

all as contemplated by the Plan of Arrangement;

(g)	in the case of PNCC,

(i)	pay out (or cause to be paid out) all outstanding DSUs in full in cash;

(ii)	issue (or cause to be issued) and deliver (or cause to be delivered) the Second Lien Settlement Shares for the benefit and on behalf of PNI,

all as contemplated by the Plan of Arrangement; and

(h)	in the case of ArrangeCo, amalgamate with PNI pursuant to Section 184(1) of the CBCA, as contemplated by the Plan of Arrangement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.01	Representations and Warranties of the Parties

Each Party represents and warrants to the other Parties as follows, and acknowledges that the other Parties are relying upon such representations and warranties:

(a)

such Party is an entity duly formed and validly existing under the laws of the jurisdiction where it was formed and has the power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b)

in the case of PNI, (i) the First Lien Notes and Second Lien Notes were validly issued under the First Lien Note Indenture and Second Lien Note Indenture, respectively; (ii) the Amended and Restated First Lien Notes and New Second Lien Notes, when issued and delivered in accordance with the Plan of Arrangement, will have been duly authorized and will be validly issued in accordance with the terms of the Plan of Arrangement and the Amended and Restated First Lien Note Indenture and New Second Lien Note Indenture, as applicable; and (iii) the common shares of PNI issued to PNCC, when issued and delivered in accordance with the Plan of Arrangement, will have been duly authorized and will be validly issued in accordance with PNI’s articles of arrangement;

(c)

in the case of PNCC, (i) the Shares were validly issued as fully paid and non-assessable shares in the capital of PNCC; and (ii) the Second Lien Settlement Shares, when issued and delivered in accordance with the Plan of Arrangement, will have been duly authorized and will be validly issued in accordance with PNCC’s articles of arrangement;

(d)

the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby do not and will not, to the best of the knowledge of the officers and employees of such Party who have been involved in the discussions concerning the Plan of Arrangement:

(i)	result in any violation of the provisions of the charter or by-laws or similar organizational documents of such Party; and

(ii)

violate or conflict with any judgment, order, statute, law, ordinance, rule or regulation applicable to such Party or any of its properties or assets, except, in the case for violations or conflicts that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on such Party’s ability to execute and deliver this Agreement and to consummate the transactions contemplated hereby; and

(e)

the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors or applicable governance committee of such Party and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms.

ARTICLE 5

CONDITIONS PRECEDENT

5.01	Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)	the conditions precedent set out in Article 8 of the Plan of Arrangement shall have been fulfilled, satisfied or waived by the parties pursuant to the terms of the Plan of Arrangement; and

(b)	the Parties shall have taken all necessary corporate actions and proceedings in connection with, and in order to give effect to, the Plan of Arrangement.

ARTICLE 6

NOTICES

6.01	Notices

Any notices or communication to be made or given hereunder shall be in writing and be made or given by the person making or giving it or by any agent of such person authorized for that purpose by personal delivery, by prepaid courier delivery or by e-mail addressed to the respective Parties as follows:

If to PNI, ArrangeCo or the Guarantors:

Postmedia Network Canada Corp.

c/o Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario

M5H 2S7

Attention:            Robert J. Chadwick and Caroline Descours

Email:    rchadwick@goodmans.ca / cdescours@goodmans.ca

or to such other address as any Party may from time to time notify the others in accordance with this Section 6.01. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by e-mail and any notice or other communication given or made by prepaid mail within the five Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. All such notices and communications so given or made shall be deemed to have been received, in the case of notice by e-mail or by personal delivery prior to 5:00 p.m. (local time) on a Business Day, when received or if received after 5:00 p.m. (local time) on a Business Day or at any time on a non-Business Day, on the next following Business Day and, in the case of notice mailed as aforesaid, on the fifth Business Day following the date on which such notice or other communication is mailed.

ARTICLE 7

AMENDMENT

7.01	Amendments

This Agreement may, at any time and from time to time, but not later than the Effective Date, be amended in any respect whatsoever by written agreement of the Parties hereto without, subject to applicable law and the Noteholder Support Agreements, further notice to or authorization on the part of their respective securityholders.

7.02	Termination

This Agreement shall be terminated if an agreement to terminate it is executed and delivered by all Parties.

ARTICLE 8

GENERAL

8.01	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

8.02	No Assignment

No Party may assign its rights or obligations under this Agreement without the consent of all of the other Parties.

8.03	Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the Court.

8.04	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

8.05	Time of Essence

Time shall be of the essence in respect of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

POSTMEDIA NETWORK CANADA CORP.

Per:	(signed) “Paul Godfrey”
	Name:	Paul Godfrey
	Title:	President and CEO

Per:	(signed) “Doug Lamb”
	Name:	Doug Lamb
	Title:	Chief Financial Officer

POSTMEDIA NETWORK INC.

Per:	(signed) “Paul Godfrey”
	Name:	Paul Godfrey
	Title:	President and CEO

Per:	(signed) “Doug Lamb”
	Name:	Doug Lamb
	Title:	Chief Financial Officer

1576626 ONTARIO INC.

Per:	(signed) “Paul Godfrey”
	Name:	Paul Godfrey
	Title:	President and CEO

Per:	(signed) “Doug Lamb”
	Name:	Doug Lamb
	Title:	Chief Financial Officer

7731558 CANADA INC.

Per:	(signed) “Paul Godfrey”
	Name:	Paul Godfrey
	Title:	President and CEO

Per:	(signed) “Doug Lamb”
	Name:	Doug Lamb
	Title:	Chief Financial Officer

9854711 CANADA LIMITED

Per:	(signed) “Jeffrey Haar”
	Name:	Jeffrey Haar
	Title:	Authorized Signing Officer

SCHEDULE A

PLAN OF ARRANGEMENT

See attached.

APPENDIX F

PLAN OF ARRANGEMENT

SEE ATTACHED

Court File No. CV-16-11476-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44,

AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF POSTMEDIA NETWORK CANADA CORPORATION, POSTMEDIA NETWORK INC. AND 9854711 CANADA LIMITED AND INVOLVING 1576626 ONTARIO INC. AND 7731558 CANADA INC.

POSTMEDIA NETWORK CANADA CORPORATION,

POSTMEDIA NETWORK INC. AND 9854711 CANADA LIMITED

PLAN OF ARRANGEMENT

●, 2016

PLAN OF ARRANGEMENT

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan, unless otherwise stated:

“Additional Backstop Parties” means those Second Lien Noteholders that execute a Backstop Joinder Agreement in accordance with the terms of the Backstop Commitment Letter, and their permitted assigns;

“Affected Equity” means all Existing Equity except for the Shareholder Rights Plan, the Rights, the Existing Shares, the Stock Option Plan and the RSU Plan;

“Affected Equity Holders” means the holders of any Affected Equity (including, for greater certainty, the Options and RSUs);

“Amalco” has the meaning given to it in Section 5.3(j);

“Amalgamation” means the amalgamation of PNI and ArrangeCo pursuant to section 5.3(j) of this Plan of Arrangement;

“Amended and Restated First Lien Note Indenture” means the amended and restated First Lien Note Indenture to be entered into between PNI, the Guarantors and the First Lien Trustee on the Effective Date, which shall reflect the Indenture Amendments and/or shall otherwise be acceptable to the Applicants and the Requisite Consenting Parties, each acting reasonably, and shall govern the Amended and Restated First Lien Notes, and replace the First Lien Note Indenture upon this Plan becoming effective on the Effective Date;

“Amended and Restated First Lien Notes” means the First Lien Notes, as amended and restated, due July 15, 2021, to be issued by PNI under the Amended and Restated First Lien Note Indenture in the aggregate principal amount of $225,000,000 in exchange for the First Lien Notes following the First Lien Notes Pay-Down pursuant to this Plan;

“Applicants” means, collectively, PNCC, PNI and ArrangeCo;

“ArrangeCo” means 9854711 Canada Limited, a corporation incorporated pursuant to the CBCA and a wholly owned subsidiary of PNI;

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 9.5 of this Plan or made at the direction of the Court in the Interim Order or the Final Order or otherwise with the consent of the Applicants and the Requisite Consenting Parties, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated August 5, 2016, among the Postmedia Parties, and any amendment thereto;

“Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement, in form and substance satisfactory to the Requisite Consenting Parties, that are required to be filed with the CBCA Director after the Final Order is made in order for the Arrangement to become effective on the Effective Date;

“Backstop Commitment Amount” means (i) in respect of each Additional Backstop Party, its Primary Backstop Commitment Amount, and (ii) in respect of each Initial Backstop Party, its Primary Backstop Commitment Amount and its Secondary Backstop Commitment Amount;

“Backstop Commitment Letter” means the backstop commitment letter dated as of July 7, 2016, among PNCC, PNI, the Initial Backstop Parties and any Additional Backstop Parties that execute a Backstop Joinder Agreement from time to time in accordance with the terms of the Backstop Commitment Letter;

“Backstop Consideration” means the non-refundable cash commitment fee equal to the US Dollar equivalent of $5,500,000 based on the Canadian Exchange Rate on the FX Date;

“Backstop Consideration Notes” means New Second Lien Notes in an aggregate principal amount equal to the amount of the Backstop Consideration to be purchased by the Initial Backstop Parties with the Backstop Consideration on the Effective Date in accordance with this Plan;

“Backstop Joinder Agreement” means an agreement substantially in the form of Schedule E to the Backstop Commitment Letter;

“Backstop Parties” means, collectively, the Initial Backstop Parties and the Additional Backstop Parties, and their respective permitted assigns;

“Backstop Pro Rata Share” means, as to any Backstop Party, the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) the aggregate principal amount of all outstanding Second Lien Notes held by such Backstop Party on the Record Date by (ii) the aggregate principal amount of all outstanding Second Lien Notes held by all Backstop Parties on the Record Date;

“Backstop Shortfall” has the meaning given to it in Section 2.1(e);

“Backstop Shortfall Funding Deadline” has the meaning given to it in Section 2.1(f);

“Backstop Shortfall Notes” means the New Capital Offering Notes to be purchased by Initial Backstop Parties in respect of the Electing Noteholder Shortfall, if any, and the Backstop Shortfall, if any, in accordance with Section 2.1(e);

“Backstopped Amount” means the New Capital Offering Amount, less the aggregate Electing Eligible Second Lien Noteholder Commitment Amounts;

“Backstopped Notes” has the meaning given to such term in Section 2.1(c)(ii);

“Business Day” means any day, other than a Saturday, or a Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario;

“Canadian Dollars” means the lawful currency of Canada;

“Canadian Exchange Rate” means, on any particular date, the rate at which Canadian Dollars may be exchanged into US Dollars, determined by reference to the Bank of Canada noon spot rate as of such date;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CBCA Director” means the Director appointed under section 260 of the CBCA;

“CBCA Proceedings” means the proceedings commenced by the Applicants under the CBCA in connection with this Plan;

“CDS” means the CDS Clearing and Depository Services Inc. and its successors and assigns;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement, to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of PNCC, PNI and ArrangeCo in accordance with section 262 of the CBCA;

“Circular” means the management information circular of PNCC and PNI dated August 5, 2016;

“Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the Postmedia Parties, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty) or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the Postmedia Parties through any affiliate, subsidiary, associated or related person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative tribunal), cause or chose in action, whether existing at present or commenced in the future;

“Committed Pro Rata Share” means the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) the principal amount of Committed Second Lien Notes held by an Electing Eligible Second Lien Noteholder on the Record Date by (ii) the aggregate principal amount of Second Lien Notes held by all Second Lien Noteholders (including the Backstop Parties) on the Record Date;

“Committed Second Lien Notes” means, (i) in the case of an Electing Eligible Second Lien Noteholder that is a Backstop Party, the aggregate principal amount of Second Lien Notes held by such Backstop Party as of the Record Date, and (ii) in the case of an Electing Eligible Second Lien Noteholder that is not a Backstop Party, an amount equal to all or such portion, if any, of the aggregate principal amount of Second Lien Notes held by such Eligible Second Lien Noteholder as of the Record Date in respect of which it has irrevocably exercised its Subscription Privilege pursuant to its duly completed and submitted New Second Lien Notes Participation Form;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“DSU Plan” means PNCC’s deferred share unit plan effective as of July 13, 2010;

“DSUs” means the deferred share units issued and outstanding and/or earned under the DSU Plan up to and including the Effective Date;

“DTC” means the Depository Trust & Clearing Corporation and its successors and assigns;

“Effective Date” means the date shown on the Certificate of Arrangement issued by the CBCA Director;

“Effective Time” means a time on the Effective Date as the Applicants and the Requisite Consenting Parties may agree, each acting reasonably;

“Electing Eligible Second Lien Noteholder” means an Eligible Second Lien Noteholder who has duly completed and submitted a New Second Lien Notes Participation Form in accordance with the terms thereof and in respect of which such Eligible Second Lien Noteholder’s Intermediary has submitted (i) such Eligible Second Lien Noteholder’s completed New Second Lien Notes Participation Form and (ii) the completed New Second Lien Notes Subscription Summary Form in advance of the Participation Deadline in accordance with the terms of this Plan and the Interim Order;

“Electing Eligible Second Lien Noteholder Commitment Amount” means, as to any Electing Eligible Second Lien Noteholder, the amount equal to (i) the New Capital Offering Amount times (ii) such Electing Eligible Second Lien Noteholder’s Committed Pro Rata Share;

“Electing Noteholder Shortfall” has the meaning given to such term in Section 2.1(e);

“Eligible Second Lien Noteholder” means a Person that: (i) is a Second Lien Noteholder on the Record Date; (ii) if such Person is in the United States, it is an institution that is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the US Securities Act; and (iii) if such Person is resident outside of Canada and the United States, it is qualified to participate in the New Capital Offering in accordance with the Laws of its jurisdiction of residence and it has provided evidence satisfactory to the Applicants to demonstrate such qualification;

“Escrow Agent” means Kingsdale Shareholder Services, or such other escrow agent as may be agreed by the parties to the Escrow Agreement;

“Escrow Agreement” means the escrow agreement to be entered into by the Escrow Agent, the Applicants and Osler, Hoskin & Harcourt LLP (on behalf of the Funding Second Lien Noteholders and Funding Backstop Parties) in connection with the New Capital Offering;

“Existing Equity” means all of the equity of PNCC existing immediately prior to the Effective Time, including, without limitation, any and all Existing Shares, Options, RSUs, DSUs, preferred shares, options, warrants, conversion privileges, calls, subscriptions, exchangeable securities or other rights (including the Shareholder Rights Plan), plans (including stock option plans, restricted share unit plans and deferred share unit plans), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating PNCC to issue or sell shares in the capital of PNCC or any securities or obligations of any kind convertible into or exchangeable from such shares;

“Existing Equity Holders” means the holders of any Existing Equity;

“Existing Shareholders” means, as the context requires, Registered Holders or beneficial holders of the Existing Shares, in their capacities as such;

“Existing Shares” means all Shares that are issued and outstanding prior to the Effective Time;

“Final Order” means the Order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and this Plan, in form and substance satisfactory to the Applicants and the Requisite Consenting Parties, each acting reasonably;

“First Lien Note Indenture” means the senior secured notes indenture dated August 16, 2012 among PNI, as issuer, PNCC as guarantor, and Computershare Trust Company of Canada, as trustee and as collateral agent, as amended to the date hereof;

“First Lien Noteholder Claim” means any Claim of a First Lien Noteholder for amounts payable to it under the First Lien Notes and the First Lien Note Indenture, including all principal, accrued interest, make-whole, premium and other amounts owing under the First Lien Notes and the First Lien Note Indenture;

“First Lien Noteholder Pro Rata Share” means the percentage that the principal amount of First Lien Notes held by a First Lien Noteholder as at the Effective Date bears to the aggregate principal amount of all First Lien Notes as at the Effective Date;

“First Lien Noteholders” means, as the context requires, the Registered Holders or beneficial holders of the First Lien Notes;

“First Lien Noteholders’ Arrangement Resolution” means the resolution of the First Lien Noteholders relating to the Arrangement to be considered at the First Lien Noteholders’ Meeting, substantially in the form attached as Appendix “A” to the Circular;

“First Lien Noteholders’ Meeting” means the meeting of the First Lien Noteholders as of the Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the First Lien Noteholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;

“First Lien Notes” means the 8.25% senior secured notes issued under the First Lien Note Indenture due August 16, 2017, as amended to the date hereof;

“First Lien Notes Pay-Down” has the meaning given to that term in Section 5.3(e)(ii);

“First Lien Notes Repayment Amount” means an amount in Canadian dollars to be used by PNI from the proceeds of the New Capital Offering to repay a portion of the principal amount of the First Lien Notes in accordance with this Plan that will result in the principal amount of the First Lien Notes following such pay-down being equal to $225,000,000;

“First Lien Support Agreement” means the support agreement among PNI, PNCC and the Supporting First Lien Noteholder dated July 7, 2016 (including, for certainty, the term sheet appended thereto), as may be amended from time to time pursuant to its terms;

“First Lien Trustee” means Computershare Trust Company of Canada in its capacities as trustee or collateral agent under the First Lien Note Indenture;

“Funded Amounts” means, collectively, the Funding Second Lien Noteholder Funded Amount, the Primary Backstop Commitment Funded Amount and the Secondary Backstop Commitment Funded Amount;

“Funding Backstop Party” means (i) a Backstop Party in respect of whom the Backstop Commitment Letter has not been terminated and (ii) who has deposited in escrow with the Escrow Agent its Primary Backstop Commitment Amount in full in cash by the Funding Deadline and, if applicable, the Secondary Backstop Commitment Amount in full in cash by the Backstop Shortfall Funding Deadline, in accordance with the Backstop Commitment Letter and Sections 2.1(d) and 2.1(f) of this Plan;

“Funding Deadline” has the meaning given to that term in Section 2.1(d);

“Funding Second Lien Noteholder” has the meaning given to that term in Section 2.1(g);

“Funding Second Lien Noteholder Funded Amount” has the meaning given to that term in Section 2.1(g);

“FX Date” means the date to be determined by the Applicants and the Majority Supporting Second Lien Noteholders that is at least one Business Day prior to the Funding Deadline and not more than seven Business Days prior to the anticipated Effective Date, or such other date as may be agreed by the Applicants and the Majority Supporting Second Lien Noteholders;

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Guarantors” means, collectively, PNCC, 1576626 Ontario Inc. and 7731558 Canada Inc.;

“Indenture Amendments” means the amendments to the First Lien Note Indenture to be effected pursuant to the Amended and Restated First Lien Note Indenture, including those amendments described in the Circular and/or as may otherwise be agreed to by the Applicants and the Requisite Consenting Parties, each acting reasonably;

“Indentures” means, collectively, the First Lien Note Indenture and the Second Lien Note Indenture;

“Initial Backstop Parties” means those Second Lien Noteholders that entered into the Backstop Commitment Letter as of July 7, 2016, and their permitted assigns;

“Initial Backstop Pro Rata Share” means, as to any Initial Backstop Party, the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) the aggregate principal amount of all outstanding Second Lien Notes held by such Initial Backstop Party on the Record Date by (ii) the aggregate principal amount of all outstanding Second Lien Notes held by all Initial Backstop Parties on the Record Date;

“Interim Order” means the interim order of the Court in respect of the Applicants pursuant to the CBCA, in form and substance acceptable to the Requisite Consenting Parties, which, among other things, calls and sets the date for the Meetings, as such order may be amended from time to time in a manner acceptable to the Requisite Consenting Parties;

“Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary;

“Law” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity;

“Majority Supporting Second Lien Noteholders” means the Supporting Second Lien Noteholders holding in aggregate not less than 66 2/3% of the aggregate principal amount of Second Lien Notes held by all Supporting Second Lien Noteholders;

“Meetings” means, collectively, (i) the First Lien Noteholders’ Meeting, (ii) the Second Lien Noteholders’ Meeting and (iii) the Shareholders’ Meeting;

“New Capital Offering” means the offering of New Capital Offering Notes to Eligible Second Lien Noteholders;

“New Capital Offering Amount” means an amount equal to the US Dollar equivalent of $110,000,000 based on the Canadian Exchange Rate on the FX Date;

“New Capital Offering Notes” means New Second Lien Notes in an aggregate principal amount equal to the New Capital Offering Amount;

“New Directors” means the individuals, if any, selected by the Majority Supporting Second Lien Noteholders to be appointed to the board of directors of PNCC on the Effective Date who shall collectively represent no more than 33% of all of the directors on the board of directors of PNCC on the Effective Date;

“New Second Lien Note Indenture” means the senior secured notes indenture to be entered into between PNI, the Guarantors and the New Second Lien Trustee on the Effective Date on terms substantially as described in the Circular and/or as may otherwise be agreed by the Applicants and the Requisite Consenting Parties, each acting reasonably, and which shall govern the New Second Lien Notes and pursuant to which the New Second Lien Notes will be issued;

“New Second Lien Noteholders” means the holders of the New Second Lien Notes;

“New Second Lien Notes” means the US Dollar 10.25% senior secured second lien notes due July 15, 2023 to be issued by PNI pursuant to the New Second Lien Note Indenture on the Effective Date pursuant to and in accordance with this Plan in the aggregate principal amount equal to the Funded Amounts plus the amount of the Backstop Consideration;

“New Second Lien Notes Participation Form” means the certification and participation form, substantially in the form attached as Appendix K to the Circular, to be circulated to Second Lien Noteholders pursuant to the Interim Order and completed by such Eligible Second Lien Noteholders who wish to participate in the New Capital Offering in advance of the Participation Deadline in order to make certain acknowledgments, agreements and certifications (including as to status as an Eligible Second Lien Noteholder) and to participate in the New Capital Offering;

“New Second Lien Notes Subscription Summary Form” means a form to be circulated to Intermediaries of Second Lien Noteholders pursuant to the Interim Order and completed by such Intermediaries and pursuant to which Intermediaries are required to, among other things, indicate the amounts of Committed Second Lien Notes of Electing Eligible Second Lien Noteholders that have an account with such Intermediary and have provided to such Intermediary their New Second Lien Notes Participation Forms pursuant to the Interim Order;

“New Second Lien Trustee” means a trustee under the New Second Lien Note Indenture as agreed to by the Applicants and the Majority Supporting Second Lien Noteholders;

“New Variable Voting Shares” means the Variable Voting Shares issued on or following the Share Consolidation;

“New Voting Shares” means the Voting Shares issued on or following the Share Consolidation;

“Noteholder Claims” means, collectively, the First Lien Noteholder Claims and the Second Lien Noteholder Claims;

“Noteholder Support Agreements” means, collectively, the First Lien Support Agreement and the Second Lien Support Agreement;

“Noteholders” means, collectively, the First Lien Noteholders and the Second Lien Noteholders;

“Notes” means, collectively, the First Lien Notes and the Second Lien Notes;

“Options” means options to purchase Shares issued and outstanding under the Stock Option Plan up to and including the Effective Date;

“Order” means any order of the Court in the CBCA Proceedings;

“Outside Date” means December 16, 2016, or such other date as the Applicants and the Requisite Consenting Parties may agree, each acting reasonably;

“Participation Deadline” means 12:00 p.m. on September 2, 2016, or such other date as the Applicants and the Requisite Consenting Parties may agree, each acting reasonably;

“Person” is to be broadly interpreted and includes any individual, firm, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, Government Entity or any agency, officer or instrumentality thereof or any other entity, wherever situate or domiciled, and whether or not having legal status;

“Plan” means this plan of arrangement and any amendments, modifications or supplements hereto made in accordance with the terms hereof or made at the direction of the Court in the Interim Order or Final Order or otherwise with the consent of the Applicants and the Requisite Consenting Parties, each acting reasonably;

“PNCC” means Postmedia Network Canada Corporation;

“PNI” means Postmedia Network Inc.;

“Postmedia Parties” means, collectively, PNCC, PNI, ArrangeCo, 1576626 Ontario Inc. and 7731558 Canada Inc.;

“Postmedia Released Parties” means, collectively, the Postmedia Parties, and each of their respective officers, current and former directors, employees, current and former shareholders, auditors, financial advisors, legal counsel and agents;

“Primary Backstop Commitment” means, with respect to each Backstop Party, its obligation under the Backstop Commitment Letter to fund its Primary Backstop Commitment Amount;

“Primary Backstop Commitment Amount” means, with respect to each Backstop Party, its Backstop Pro Rata Share of the Backstopped Amount;

“Proxy and Information Agent” means Kingsdale Shareholder Services;

“Primary Backstop Commitment Funded Amount” has the meaning given to that term in Section 2.1(h);

“Record Date” means 5:00 p.m. on August 5, 2016;

“Registered Holder” means, (i) in respect of the First Lien Notes, the holder of such First Lien Notes as recorded on the books and records of the First Lien Trustee, (ii) in respect of the Second Lien Notes, the holder of such Second Lien Notes as recorded on the books and records of the Second Lien Trustee, and (iii) in respect of the Shares, the holder of such Shares as recorded on the books and records of PNCC or the Transfer Agent;

“Released Parties” means, collectively, the Postmedia Parties Released Parties and the Securityholders’ Released Parties;

“Remaining First Lien Notes” means the remaining First Lien Notes outstanding in an aggregate principal amount of $225,000,000 following the First Lien Notes Pay-Down pursuant to Section 5.3(e)(ii) of this Plan;

“Requisite Consenting Parties” means the Majority Supporting Second Lien Noteholders and the Supporting First Lien Noteholder;

“Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“RSU Plan” means PNCC’s restricted share unit plan effective as of July 13, 2010, and as amended and restated on October 27, 2011, and as may be further amended from time to time;

“RSUs” means the restricted share units issued and outstanding under the RSU Plan up to and including the Effective Date;

“Second Lien Collateral Agent” means BNY Trust Company of Canada in its capacity as collateral agent under the Second Lien Note Indenture;

“Second Lien Note Indenture” means the senior secured notes indenture dated July 13, 2010 among PNI, as issuer, PNCC as guarantor, The Bank of New York Mellon as trustee, and BNY Trust Company of Canada as collateral agent, as amended to the date hereof;

“Second Lien Noteholder Claim” means any Claim of a Second Lien Noteholder for amounts payable to it under the Second Lien Notes and the Second Lien Note Indenture, including all principal, accrued interest, make-whole, premium and other amounts owing under the Second Lien Notes and the Second Lien Note Indenture;

“Second Lien Noteholder Pro Rata Share” means the percentage that a Second Lien Noteholder’s Second Lien Noteholder Claim as at the Effective Date bears to the aggregate of all Second Lien Noteholder Claims as at the Effective Date;

“Second Lien Noteholders” means, as the context requires, the Registered Holders or beneficial holders of the Second Lien Notes;

“Second Lien Noteholders’ Arrangement Resolution” means the resolution of the Second Lien Noteholders relating to the Arrangement considered at the Second Lien Noteholders’ Meeting, substantially in the form attached as Appendix B to the Circular;

“Second Lien Noteholders’ Meeting” means the meeting of the Second Lien Noteholders as of the Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the

Second Lien Noteholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;

“Second Lien Notes” means the 12.50% senior secured notes issued under the Second Lien Note Indenture due July 15, 2018, as amended to the date hereof;

“Second Lien Restricted Cash” means all funds being held by the Second Lien Trustee pursuant to the Second Lien Note Indenture;

“Second Lien Settlement Shares” means the New Variable Voting Shares to be issued on the Effective Date in accordance with the steps set out in Section 5.3;

“Second Lien Support Agreement” means the support agreement among PNI, PNCC and the Supporting Second Lien Noteholders dated July 7, 2016 (including the term sheet appended thereto), as may be amended from time to time pursuant to its terms;

“Second Lien Trustee” means The Bank of New York Mellon in its capacity as trustee under the Second Lien Note Indenture;

“Secondary Backstop Commitment” means, with respect to each Initial Backstop Party, its obligation under the Backstop Commitment Letter to fund its Secondary Backstop Commitment Amount;

“Secondary Backstop Commitment Amount” means, with respect to each Initial Backstop Party, its Initial Backstop Pro Rata Share of (i) any Electing Noteholder Shortfall, and (ii) any Backstop Shortfall;

“Secondary Backstop Commitment Funded Amount” has the meaning given to that term in Section 2.1(h);

“Securityholders’ Released Parties” means, collectively, the Trustees in any of their respective capacities under the applicable Indentures, the Second Lien Collateral Agent, the Noteholders, and each of their respective officers, current and former directors, employees, auditors, financial advisors, legal counsel and agents;

“Share Consolidation” has the meaning given to such term in Section 5.3(c);

“Shareholder” means a holder of Shares.

“Shareholder Rights Plan” means the Shareholder Rights Plan Agreement dated as of November 8, 2010 between PNCC and Computershare Trust Company of Canada, as may be amended from time to time;

“Shareholders’ Arrangement Resolution” means the resolution of the Shareholders relating to the Arrangement considered at the Shareholders’ Meeting, substantially in the form attached as Appendix C to the Circular;

“Shareholders’ Meeting” means the meeting of the Shareholders as of the Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the Shareholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;

“Shares” means, collectively, the Variable Voting Shares and the Voting Shares;

“Stock Option Plan” means PNCC’s employee stock option plan effective as of July 13, 2010, as amended and restated on July 12, 2011, October 21, 2015 and January 13, 2016, and as may be further amended from time to time;

“Subscription Privilege” means the right of an Eligible Second Lien Noteholder to participate in the New Capital Offering by electing, in accordance with the provisions of the New Second Lien Notes Participation Form, to subscribe for and purchase from PNI up to its pro rata share of New Capital Offering Notes calculated as the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) the aggregate principal amount of all Second Lien Notes held by an Eligible Second Lien Noteholder on the Record Date by (ii) the aggregate principal amount of all outstanding Second Lien Notes on the Record Date;

“Supporting First Lien Noteholder” means Canso Investment Counsel Ltd., in its capacity as portfolio manager for and on behalf of certain accounts managed by it, who has entered into the First Lien Support Agreement dated July 7, 2016, in respect of which the First Lien Support Agreement has not been terminated;

“Supporting First Lien Noteholder Advisors” means Bennett Jones LLP and Houlihan Lokey Capital, Inc.;

“Supporting Second Lien Noteholder Advisor” means Osler, Hoskin & Harcourt LLP;

“Supporting Second Lien Noteholders” means those Second Lien Noteholders who have entered into the Second Lien Support Agreement dated July 7, 2016 (including by way of a joinder agreement with PNCC and PNI), in respect of which the Second Lien Support Agreement has not been terminated;

“Transfer Agent” means Computershare Investor Services Inc.;

“Trustees” means, collectively, the First Lien Trustee and the Second Lien Trustee;

“US Dollars” or “US$” means the lawful currency of the United States of America;

“US Securities Act” means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute;

“Variable Voting Shares” means the Class NC variable voting shares in the capital of PNCC; and

“Voting Shares” means the Class C voting shares in the capital of PNCC.

1.2	Certain Rules of Interpretation

For the purposes of this Plan:

(a)

Unless otherwise expressly provided herein, any reference in this Plan to an instrument, agreement or an Order or an existing document or exhibit filed or to be filed means such instrument, agreement, Order, document or exhibit as it may have been or may be amended, modified, or supplemented in accordance with its terms;

(b)

The division of this Plan into articles and sections is for convenience of reference only and does not affect the construction or interpretation of this Plan, nor are the descriptive headings of articles and sections intended as complete or accurate descriptions of the content thereof;

(c)

The use of words in the singular or plural, or with a particular gender, including a definition, shall not limit the scope or exclude the application of any provision of this Plan to such Person (or Persons) or circumstances as the context otherwise permits;

(d)

The words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather shall mean “includes but is not limited to” and “including but not limited to”, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(e)

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends;

(f)	Unless otherwise provided, any reference to a statute or other enactment of parliament, a legislature or other Government Entity includes all regulations made thereunder, all amendments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that supplements or supersedes such statute or regulation;

(g)

References to a specific Recital, Article or Section shall, unless something in the subject matter or context is inconsistent therewith, be construed as references to that specific Recital, Article or Section of this Plan, whereas the terms “this Plan”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions shall be deemed to refer generally to this Plan and not to any particular Recital, Article, Section or other portion of this Plan and include any documents supplemental hereto; and

(h)	The word “or” is not exclusive.

1.3	Governing Law

This Plan shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan and all proceedings taken in connection with this Plan and its provisions shall be subject to the exclusive jurisdiction of the Court.

1.4	Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in, and all payments provided for herein shall be made in, Canadian Dollars.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Time

Time shall be of the essence in this Plan. Unless otherwise specified, all references to time expressed in this Plan and in any document issued in connection with this Plan mean local time in Toronto, Ontario, Canada, and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day.

ARTICLE 2

ELECTIONS AND NEW CAPITAL OFFERING

2.1	Participation In New Capital Offering

(a)	Each Eligible Second Lien Noteholder shall be entitled to participate in the New Capital Offering pursuant to its Subscription Privilege.

(b)

Pursuant to and in accordance with the Interim Order, the Applicants shall deliver (or cause to be delivered) a New Second Lien Notes Participation Form to each Second Lien Noteholder as of the Record Date, which New Second Lien Notes Participation Form shall include instructions for the completion and submission of such New Second Lien Notes Participation Form and shall set forth certain transfer restrictions applicable to Eligible Second Lien Noteholders in the United States that exercise their Subscription Privilege. Each Eligible Second Lien Noteholder shall have the right, but not the obligation, to irrevocably elect to exercise its Subscription Privilege, provided that participation in the New Capital Offering shall be subject to, among other things, the terms of this Plan, the Interim Order and the New Second Lien Notes Participation Form, conditioned upon the implementation of this Plan and effective on the Effective Date in accordance with Section 5.3. In order to exercise its Subscription Privilege, an Eligible Second Lien Noteholder shall return, or caused to be returned, the duly executed New Second Lien Notes Participation Form to its applicable Intermediary in accordance with the terms thereof and the Intermediary shall provide the completed New Second Lien Notes Participation Forms received by such Intermediary and a completed New Second Lien Notes Subscription Summary Form to the Proxy and Information Agent by the Participation Deadline. Each Backstop Party shall be deemed to have subscribed for its Committed Pro Rata Share of the New Capital Offering Notes and to be an Electing Eligible

Second Lien Noteholder without any need to complete and return the New Second Lien Notes Participation Form.

(c)	The Applicants shall or shall direct the Proxy and Information Agent to, by no later than 11:00 a.m. on the fifth Business Day prior to the expected Effective Date,

(i)

inform in writing (which may include by e-mail) each of the Intermediaries of the Electing Eligible Second Lien Noteholders (other than Backstop Parties deemed to be Electing Eligible Second Lien Noteholders) of (1) the expected Effective Date, (2) the aggregate principal amount of New Capital Offering Notes that, subject to compliance with the terms and procedures described in this Plan, will be acquired by the Electing Eligible Second Lien Noteholders represented by the applicable Intermediary on the Effective Date based on the Committed Second Lien Notes indicated on the completed New Second Lien Notes Subscription Summary Form provided by the Intermediary; and (3) the sum of the Electing Eligible Second Lien Noteholder Commitment Amounts required to be deposited in cash in escrow with the Escrow Agent by such Intermediary on behalf of the Electing Eligible Second Lien Noteholders represented by such Intermediary by the Funding Deadline in order to purchase such New Capital Offering Notes pursuant to the New Capital Offering; and

(ii)

inform in writing (which may include by e-mail) each Backstop Party of (1) the expected Effective Date, (2) the aggregate principal amount of New Capital Offering Notes that, subject to compliance with the terms and procedures described in this Plan, will be acquired by such Backstop Party based on its Committed Second Lien Notes; (3) the total Backstopped Amount, (4) the principal amount of New Capital Offering Notes that, subject to compliance with the terms and procedures described in this Plan, will be acquired by such Backstop Party pursuant to its Primary Backstop Commitment (the “Backstopped Notes”), and (5) the aggregate of the Electing Eligible Second Lien Noteholder Commitment Amount and the Primary Backstop Commitment Amount required to be deposited in cash in escrow with the Escrow Agent by such Backstop Party by the Funding Deadline in order to purchase such Backstop Party’s New Capital Offering Notes (including the Backstopped Notes) pursuant to the New Capital Offering and the Backstop Commitment Letter.

(d)

Each (i) Intermediary representing Electing Eligible Second Lien Noteholders (other than the Backstop Parties) must deposit, on behalf of such Electing Eligible Second Lien Noteholders, their aggregate Electing Eligible Second Lien Noteholder Commitment Amounts, and (ii) Backstop Party (or its Intermediary as directed by such Backstop Party) must deposit its Electing Eligible Second Lien Noteholder Commitment Amount and its Primary Backstop Commitment Amount in escrow with the Escrow Agent so that it is received by the Escrow Agent by no later than 11:00 a.m. on the third Business Day prior to the expected Effective Date (the “Funding Deadline”).

(e)

In the event that (i) an Intermediary for Electing Eligible Second Lien Noteholders fails to deliver any portion of the aggregate Electing Eligible Second Lien Noteholder Commitment Amounts required to be delivered by it, and/or (ii) any Additional Backstop Party fails to deliver any portion of its Electing Eligible Second Lien Noteholder Commitment Amount (in its capacity as Electing Eligible Second Lien Noteholder) or Primary Backstop Commitment Amount, the Applicants shall or shall direct the Proxy and Information Agent to, as soon as practicable and in any event no later than 4:00 p.m. on the day of the Funding Deadline, inform in writing (which may include by e-mail) each Initial Backstop Party of (w) the amount of any Electing Eligible Second Lien Noteholder Commitment Amounts not validly delivered (the “Electing Noteholder Shortfall”), (x) the amount of any Primary Backstop Commitment Amounts not validly delivered (the “Backstop Shortfall”), (y) the amount of Backstop Shortfall Notes to be acquired by each Initial Backstop Party pursuant to its Secondary Backstop Commitment, and (z) the Secondary Backstop Commitment Amount required to be deposited in cash in escrow with the Escrow Agent by such Initial Backstop Party by the Backstop Shortfall Funding Deadline in order to purchase such Initial

Backstop Party’s Backstop Shortfall Notes pursuant to the New Capital Offering and the Backstop Commitment Letter.

(f)

Each Initial Backstop Party (or its Intermediary as directed by such Initial Backstop Party) must deposit its Secondary Backstop Commitment Amount in escrow with the Escrow Agent so that it is received by the Escrow Agent by no later than 2:00 p.m. on the Business Day immediately following the Funding Deadline (the “Backstop Shortfall Funding Deadline”).

(g)

Each Electing Eligible Second Lien Noteholder (including each Backstop Party in its capacity as an Electing Eligible Second Lien Noteholder) that complies (including by way of actions to be completed by its Intermediary, as applicable) with Section 2.1(d) (each a “Funding Second Lien Noteholder”) shall be deemed to have subscribed for New Capital Offering Notes in an amount equal to the amount of the Electing Eligible Second Lien Noteholder Commitment Amount deposited in escrow with the Escrow Agent in accordance with Section 2.1(d) (the “Funding Second Lien Noteholder Funded Amount”).

(h)

Each Funding Backstop Party shall participate in the New Capital Offering and shall be deemed to have subscribed for Backstopped Notes in an amount equal to the Primary Backstop Commitment Amount deposited in escrow with the Escrow Agent in accordance with Section 2.1(d) (the “Primary Backstop Commitment Funded Amount”), and, if applicable shall be deemed to have subscribed for Backstop Shortfall Notes in an amount equal to the Secondary Backstop Commitment Amount deposited in escrow with the Escrow Agent in accordance with Section 2.1(f) (the “Secondary Backstop Commitment Funded Amount”).

(i)

On the Effective Date, PNI shall cause to be issued and delivered to each Intermediary representing (i) Funding Second Lien Noteholders, the applicable amount of New Capital Offering Notes to be distributed to such Funding Second Lien Noteholders, (ii) Funding Backstop Parties, the applicable amount of Backstopped Notes and, if applicable, the applicable amount of Backstop Shortfall Notes to be distributed to such Funding Backstop Party, and (iii) Initial Backstop Parties, the applicable amount of Backstop Consideration Notes to be distributed to such Initial Backstop Party, in each case in accordance with Section 4.4.

ARTICLE 3

TREATMENT OF AFFECTED PARTIES

3.1	Treatment of First Lien Noteholders

(a)	On the Effective Date, and in accordance with the steps and in the sequence set forth in Section 5.3:

(i)	all accrued and unpaid interest outstanding in respect of the First Lien Notes shall be paid to the First Lien Noteholders in cash;

(ii)

First Lien Noteholders shall receive their First Lien Noteholder Pro Rata Share of the First Lien Notes Repayment Amount as repayment at par for a portion of the principal amount of the First Lien Notes without any premium or penalty in connection therewith, and all First Lien Noteholder Claims with respect to the First Lien Notes so repaid shall be deemed to be satisfied in full and the First Lien Notes so repaid shall be deemed to be cancelled;

(iii)

the First Lien Note Indenture shall be amended and restated as the Amended and Restated First Lien Note Indenture, which Amended and Restated First Lien Note Indenture shall include the Indenture Amendments; and

(iv)

the Remaining First Lien Notes following the First Lien Notes Pay-Down shall be amended and restated to reflect the Indenture Amendments, PNI shall issue (or cause to be issued) the Amended and Restated First Lien Notes to the First Lien Noteholders, and the First Lien Noteholders shall and shall be deemed to irrevocably and finally exchange their First Lien Notes (and all First Lien Noteholder Claims thereon) for the Amended and Restated First Lien Notes on the Effective Date, provided, however that the First Lien Notes shall not be redeemed, acquired, cancelled, disposed of or extinguished but shall continue in the form of the Amended and Restated First Lien Notes, and the issuance of the Amended and Restated First Lien Notes pursuant to the Amended and Restated First Lien Note Indenture in exchange of the First Lien Notes is not intended to result in a novation or the issuance of new indebtedness of PNI, but rather the same indebtedness as evidenced by the First Lien Notes will continue to exist, with full force and effect, in amended form, under the Amended and Restated First Lien Notes and the Amended and Restated First Lien Note Indenture.

(b)	On the Effective Date, the outstanding fees and expenses of the First Lien Trustee under the First Lien Note Indenture shall be paid pursuant to the First Lien Note Indenture.

3.2	Treatment of Second Lien Noteholders

(a)	On the Effective Date and in accordance with the steps and sequence as set forth in Section 5.3:

(i)	all accrued and unpaid interest owing in respect of the Second Lien Notes up to July 15, 2016, shall be paid to the Second Lien Noteholders in cash; and

(ii)

each Second Lien Noteholder shall, and shall be deemed to, irrevocably and finally exchange its Second Lien Notes and Second Lien Noteholder Claim, including all accrued and unpaid interest owing in respect of the Second Lien Notes from and after July 15, 2016, for its Second Lien Noteholder Pro Rata Share of the Second Lien Settlement Shares which shall, and shall be deemed to, be received in full and final settlement of its Second Lien Notes and its Second Lien Noteholder Claim.

(b)

On the Effective Date, and in accordance with the steps and sequence as set forth in in this Plan, Eligible Second Lien Noteholders shall have the right to participate in the New Capital Offering pursuant to their Subscription Privilege.

(c)

After giving effect to the terms of this Section 3.2, the obligations of the Postmedia Parties with respect to the Second Lien Notes and the Second Lien Note Indenture shall, and shall be deemed to, have been irrevocably and finally extinguished, each Second Lien Noteholder shall have no further right, title or interest in or to the Second Lien Notes or its Second Lien Noteholder Claim, and the Second Lien Notes and the Second Lien Note Indenture shall be cancelled.

(d)

The issuance of Second Lien Settlement Shares to Second Lien Noteholders in exchange for Second Lien Notes and Second Lien Noteholder Claims pursuant to this Plan will not be registered under the US Securities Act.

(e)

On the Effective Date, the outstanding fees and expenses of the Second Lien Trustee and the Second Lien Collateral Agent under the Second Lien Note Indenture shall be paid pursuant to the Second Lien Note Indenture.

3.3	Treatment of Funding Second Lien Noteholders and Funding Backstop Parties

(a)

On the Effective Date and in accordance with the steps and sequences set forth in Section 5.3, each Funding Second Lien Noteholder shall receive its New Capital Offering Notes based on its Funding Second Lien Noteholder Funded Amount and each Funding Backstop Party shall receive its Backstopped Notes and, if applicable, Backstop Shortfall Notes based on its Primary Backstop Commitment Funded Amount and, if applicable, its Secondary Backstop Commitment Funded Amount, respectively.

(b)

On the Effective Date and in accordance with the steps and sequence as set forth in Section 5.3, each Initial Backstop Party shall receive its Initial Backstop Pro Rata Share of the Backstop Consideration, and such Backstop Consideration shall be, and shall be deemed to be, used by each

Initial Backstop Party to acquire its Initial Backstop Pro Rata Share of the Backstop Consideration Notes.

(c)

The New Second Lien Notes will not be registered under the US Securities Act, or the securities laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the US Securities Act.

3.4	Treatment of Existing Equity Holders

(a)	Each Existing Shareholder shall retain its Existing Shares, subject to the Share Consolidation in accordance with Section 5.3(c) of this Plan.

(b)

Pursuant to this Plan and in accordance with the steps and sequences set forth herein, all of the Affected Equity shall be terminated and cancelled and shall be deemed to be terminated and cancelled without the need for any repayment of capital thereof or any other liability, payment or compensation therefor and, for greater certainty, no Affected Equity Holders shall be entitled to receive any interest, dividends, premium or other payment in connection therewith. For certainty, the Shareholder Rights Plan, the Rights, the RSU Plan and the Stock Option Plan, as each may be amended from time to time, whether prior to or after the Effective Time, shall remain in place and unaffected by this Plan.

ARTICLE 4

ISSUANCES, DISTRIBUTIONS AND PAYMENTS

4.1	Delivery of Amended and Restated First Lien Notes

(a)

The delivery of the Amended and Restated First Lien Notes shall be made by way of a global note issued to CDS (or its nominee) in respect of the Amended and Restated First Lien Notes and delivered directly to CDS which, in turn, will make delivery of such Amended and Restated First Lien Notes to the First Lien Noteholders pursuant to the standing instructions and customary practices of CDS.

(b)	The Postmedia Parties shall have no liability or obligation in respect of deliveries of the Amended and Restated First Lien Notes from CDS to First Lien Noteholders.

4.2	Issuance of Second Lien Settlement Shares

(a)

All Second Lien Settlement Shares issued and outstanding as part of the implementation of this Plan shall be deemed to be issued and outstanding as fully-paid and non-assessable. The amount added to the stated capital of the Variable Voting Shares as a result of the issuance of Second Lien Settlement Shares in accordance with this Plan shall be equal to the fair market value of the consideration received by PNCC for the issuance of such Second Lien Settlement Shares as set out in Section 5.3(f)(ii).

4.3	Delivery of Shares

(a)

The delivery of the Second Lien Settlement Shares to be distributed under this Plan will be made no later than the second Business Day following the Effective Date (or such other date as the Applicants and the Majority Supporting Second Lien Noteholders may agree, each acting reasonably).

(b)

The Second Lien Notes are held by DTC (as sole registered holder of the Notes on behalf of the Noteholders) through its nominee company CEDE & Co. DTC will surrender, or will cause the surrender of, the certificates representing the Second Lien Notes to the Second Lien Trustee in exchange for Second Lien Settlement Shares as contemplated in this Plan.

(c)

The delivery of Second Lien Settlement Shares to Second Lien Noteholders in exchange for Second Lien Notes will, in each case, be made through the facilities of DTC to DTC participants who, in turn will make delivery of the Second Lien Settlement Shares to the beneficial holders of such Second Lien Notes. None of the Postmedia Parties nor the Second Lien Trustee will have any liability or obligation in respect of any deliveries from DTC, or its nominee, to DTC participants or from DTC participants to beneficial holders.

4.4	Delivery of New Second Lien Notes

(a)

The delivery of the New Second Lien Notes shall be made by way of a book entry to Intermediaries in respect of the aggregate New Second Lien Notes that Funding Second Lien Noteholders, Funding Backstop Parties and/or the Initial Backstop Parties that have an account with each such Intermediary are entitled to pursuant to this Plan, and such Intermediary, in turn, will make delivery of such New Second Lien Notes to the Funding Second Lien Noteholders, the Funding Backstop Parties and/or the Initial Backstop Parties, as applicable, as contemplated by Section 2.1(i) pursuant to the instructions received by the Intermediaries and customary practices of CDS, DTC or such other depository as agreed by the Applicants and the Majority Supporting Second Lien Noteholders.

(b)

None of the Postmedia Parties nor the New Second Lien Trustee shall have any liability or obligation in respect of any deliveries of the New Second Lien Notes from CDS, DTC or such other depository as agreed by the Applicants and the Majority Supporting Second Lien Noteholders or the Intermediaries to the Funding Second Lien Noteholders, the Funding Backstop Parties or the Initial Backstop Parties, as applicable.

4.5	Delivery of Payments to Noteholders

(a)

The payment by PNI on the Effective Date of accrued interest owing in respect of the First Lien Notes and the First Lien Notes Repayment Amount in accordance with Sections 5.3(e)(i) and 5.3(e)(ii), respectively, shall be effected through the delivery by PNI of such amounts to the First Lien Trustee for distribution to the First Lien Noteholders in accordance with the First Lien Note Indenture and customary practices.

(b)

The payment by PNI on the Effective Date of accrued interest in respect of the Second Lien Notes up to July 15, 2016 in accordance with Section 5.3(f)(i) shall be effected through the delivery by PNI of such amounts to the Second Lien Trustee for distribution to the Second Lien Noteholders in accordance with the Second Lien Note Indenture and customary practices.

(c)

The Postmedia Parties shall have no liability or obligation in respect of any distributions or deliveries of payments referenced in Section 4.5(a) from the First Lien Trustee to the First Lien Noteholders or of any distributions or deliveries of payments referenced in Section 4.5(b) from the Second Lien Trustee to the Second Lien Noteholders.

4.6	Application of Plan Distributions

(a)

Unless specified otherwise, all amounts paid or payable hereunder on account of the Noteholder Claims (including, for greater certainty, any securities received hereunder) shall be applied as follows: (i) first, in respect of any accrued but unpaid interest on such obligations to which such Noteholder Claims relate, and (ii) second, if such interest has been fully repaid, in respect of the principal amount of such obligations.

ARTICLE 5

IMPLEMENTATION

5.1	Corporate Authorizations

The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan involving corporate action of any members of the Postmedia Parties will occur and be effective as of the Effective Date (or such other date as the Applicants and the Requisite Consenting Parties may agree, each acting reasonably), and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of the Postmedia Parties. All necessary approvals to take actions shall be deemed to have been obtained from the directors or the shareholders of the Postmedia Parties, as applicable.

5.2	Fractional Interests

(a)

No certificates representing fractional Shares shall be allocated under this Plan, and fractional share interests shall not entitle the owner thereof to vote or to any rights of a Shareholder. Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to fractional Shares pursuant to this Plan shall be rounded down to the nearest whole number without compensation therefor.

(b)

The Amended and Restated First Lien Notes issued pursuant to this Plan shall be issued in minimum increments of $1,000 in Canadian Dollars and the New Second Lien Notes issued pursuant to this Plan shall be issued in minimum increments of $1,000 in US Dollars, and (i) the amount of Amended and Restated First Lien Notes that each First Lien Noteholder shall be entitled to under this Plan shall in each case be rounded down to the nearest multiple of $1,000 in Canadian Dollars without compensation therefor, and (ii) the amount of New Second Lien Notes that each New Second Lien Noteholder shall be entitled to under this Plan shall in each case be rounded down to the nearest multiple of $1,000 in US Dollars.

5.3	Effective Date Transactions

Commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in this Section 5.3 (or in such other manner or order or at such other time or times as the Applicants and the Requisite Consenting Parties may agree, each acting reasonably), without any further act or formality required on the part of any Person, except as may be expressly provided herein:

(a)	All outstanding DSUs shall be paid out in full in cash.

(b)	All Affected Equity shall be cancelled and extinguished for no consideration.

(c)

The issued and outstanding Shares shall be, and shall be deemed to be, consolidated (the “Share Consolidation”) on the basis of one New Variable Voting Share for every 100 Variable Voting Shares outstanding immediately prior to the Effective Time and one New Voting Share for every 100 Voting Shares outstanding immediately prior to the Effective Time (or such other number of Variable Voting Shares and Voting Shares as may be agreed by the Applicants and the Majority Supporting Second Lien Noteholders prior to the Effective Date). Any fractional interests in the consolidated Shares will, without any further act or formality, be cancelled without payment of any consideration therefor. Following the completion of such consolidation, the stated capital of the New Variable Voting Shares shall be equal to the stated capital of the Variable Voting Shares immediately prior to consolidation and the stated capital of the New Voting Shares shall be equal to the stated capital of the Voting Shares immediately prior to consolidation.

(d)	The following shall occur concurrently (unless otherwise indicated):

(i)

the Applicants shall become entitled to the Funded Amounts deposited in escrow with the Escrow Agent pursuant to Sections 2.1(d) and 2.1(f), subject to Section 6.1, and the Escrow Agent shall be deemed instructed to release to PNI the Funded Amounts held by the Escrow Agent;

(ii)

PNI, the Guarantors and the New Second Lien Trustee shall enter into the New Second Lien Note Indenture together with all related documentation as agreed by the Applicants and the Requisite Consenting Parties, each acting reasonably;

(iii)	PNI shall issue to each Funding Second Lien Noteholder its New Capital Offering Notes in consideration for its Funding Second Lien Noteholder Funded Amount;

(iv)

PNI shall issue to each Funding Backstop Party its New Capital Offering Notes in consideration for its Primary Backstop Commitment Funded Amount and, if applicable, its Secondary Backstop Commitment Funded Amount;

(v)

PNI shall pay to each Initial Backstop Party its Initial Backstop Pro Rata Share of the Backstop Consideration, and each Initial Backstop Party shall direct PNI to apply such Backstop Consideration to purchase its Initial Backstop Pro Rata Share of the Backstop Consideration Notes; and

(vi)

following the step in Section 5.3(d)(v), PNI shall issue to each Initial Backstop Party its Initial Backstop Pro Rata Share of the Backstop Consideration Notes in exchange for the Backstop Consideration.

(e)	The following shall occur consecutively:

(i)	all accrued and unpaid interest in respect of the First Lien Notes shall be paid to the First Lien Noteholders by PNI in cash;

(ii)

PNI shall pay each First Lien Noteholder its First Lien Noteholder Pro Rata Share of the First Lien Notes Repayment Amount as repayment at par for a portion of the principal amount of the First Lien Notes without any premium or penalty in connection therewith (the “First Lien Notes Pay-Down”);

(iii)	PNI, the Guarantors and the First Lien Note Trustee shall enter into the Amended and Restated First Lien Note Indenture, which shall amend and restate the First Lien Note Indenture; and

(iv)

the First Lien Notes shall be amended and restated and shall be deemed to be irrevocably and finally exchanged for the Amended and Restated First Lien Notes, and all other First Lien Noteholder Claims (other than the Amended and Restated First Lien Notes) shall be deemed to be irrevocably and finally extinguished.

(f)	The following shall occur consecutively:

(i)	all accrued and unpaid interest in respect of the Second Lien Notes up to July 15, 2016, shall be paid to the Second Lien Noteholders by PNI in cash;

(ii)

in exchange for, and in full and final settlement of, the Second Lien Noteholder Claims, PNCC shall directly issue, for the benefit of PNI, to each Second Lien Noteholder, its Second Lien Noteholder Pro Rata Share of Second Lien Settlement Shares, which Second Lien Settlement Shares shall be distributed in the manner described in Section 4.3 hereof. Upon issuance of these Second Lien Settlement Shares, the Second Lien Noteholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and such Second Lien Noteholder shall have no further right, title or interest in and to the Second Lien Notes or its Second Lien Noteholder Claim;

(iii)	all Second Lien Restricted Cash shall be released by the Second Lien Trustee to PNI;

(iv)

the Second Lien Notes and the Second Lien Note Indenture shall be cancelled, provided that the Second Lien Note Indenture shall remain in effect solely to allow the Second Lien Trustee to make the distributions set forth in this Plan.

(g)

Simultaneously with the step in Section 5.3(f)(ii), in consideration for the issuance and delivery of the Second Lien Settlement Shares to Second Lien Noteholders by PNCC for the benefit of PNI in accordance with Section 5.3(f)(ii), PNI shall issue to PNCC shares of PNI having an aggregate fair market value equal to the aggregate fair market value of such Second Lien Settlement Shares issued by PNCC to the Second Lien Noteholders.

(h)	The releases referred to in Section 7.1 shall become effective.

(i)	The New Directors, if any, shall be deemed to have been appointed.

(j)	PNI and ArrangeCo shall be amalgamated and continued as one corporation (“Amalco”) under the CBCA in accordance with the following:

(i)	Name. The name of Amalco shall be “Postmedia Network Inc.”;

(ii)

Registered Office.  The registered office of Amalco shall be located in the City of Toronto in the Province of Ontario. The address of the registered office of Amalco shall be 365 Bloor Street East, 12th Floor, Toronto, Ontario, M4W 3L4;

(iii)	Restrictions on Business. There shall be no restrictions on the business that Amalco may carry on;

(iv)	Articles. The articles of PNI, as in effect immediately prior to the Amalgamation, shall be deemed to be the articles of Amalco;

(v)

Directors. Amalco shall have a minimum of 1 director and a maximum of 10 directors, until changed in accordance with the CBCA. Until changed by shareholders of Amalco, or by the directors of Amalco in accordance with the CBCA, the directors of PNI, as in effect immediately prior to the Amalgamation, shall be deemed to be the directors of Amalco;

(vi)

Shares. All shares of ArrangeCo shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by Amalco in connection with the Amalgamation and all shares of PNI prior to the Amalgamation shall be unaffected and shall continue as shares of Amalco;

(vii)	Stated Capital. The stated capital account of the shares of Amalco will be equal to the stated capital account in respect of the common shares of PNI immediately prior to the Amalgamation;

(viii)	By-laws. The by-laws of PNI, as in effect immediately prior to the Amalgamation, shall be deemed to be the by-laws of Amalco;

(ix)	Effect of Amalgamation. The provisions of subsection 186(a) to (g) of the CBCA shall apply to the Amalgamation with the result that:

(A)	the amalgamation of the amalgamating corporations and their continuance as one corporation becomes effective;

(B)	the property of each amalgamating corporation continues to be the property of Amalco;

(C)	Amalco continues to be liable for the obligations of each amalgamating corporation;

(D)	an existing cause of action, claim or liability to prosecution is unaffected;

(E)	a civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalco;

(F)	a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalco; and

(G)	the Articles of Arrangement are deemed to be the articles of incorporation of Amalco and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalco.

ARTICLE 6

RELEASE OF FUNDS FROM ESCROW

6.1	Release of Funds from Escrow

The Escrow Agent shall release the Funded Amounts, or portions thereof, as follows and in accordance with the terms of the Escrow Agreement:

(a)

On the Effective Date, the Escrow Agent shall release from escrow to PNI, at the applicable time, the Funded Amounts, together with all interest accrued thereon, pursuant to and in accordance with Section 5.3.

(b)

If this Plan is terminated for any reason or not implemented in accordance with the terms hereof by the Outside Date (as such date may be extended by the Applicants and the Requisite Consenting Parties, each acting reasonably), the Escrow Agent shall as soon as practicable return all Funded Amounts to the applicable Intermediaries of the Funding Second Lien Noteholders and the Funding Backstop Parties, as applicable.

(c)

If any Intermediary representing Funding Second Lien Noteholder or Funding Backstop Party provides to the Escrow Agent more than its applicable Electing Eligible Second Lien Noteholder Commitment Amounts or Backstop Commitment Amount, as applicable, under this Plan, the Escrow Agent shall as soon as practicable return any excess funds to such Intermediary or Funding Backstop Party, as applicable.

ARTICLE 7

RELEASES

7.1	Release of Released Parties

At the Effective Time, each of the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of Released Party’s gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Existing Equity, the First Lien Notes, the First Lien Note Indenture, any documents or agreements related to the First Lien Note Indenture, the Second Lien Notes, the Second Lien Note Indenture, any documents or agreements related to the Second Lien Note Indenture, the New Capital Offering, the Backstop Commitment Letter, the CBCA Proceedings, this Plan, the transactions contemplated hereunder and any proceedings commenced with respect to or in connection with this Plan, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this paragraph shall release or discharge any of the Released Parties from or in respect of its obligations under this Plan, the Noteholder Support Agreements, the Backstop Commitment Letter, the New Capital Offering or under any Order, or any document ancillary to the foregoing.

ARTICLE 8

CONDITIONS PRECEDENT AND IMPLEMENTATION

8.1	Conditions to Plan Implementation

The implementation of this Plan shall be conditional upon the fulfillment, satisfaction or waiver (to the extent permitted by Section 8.2) of the following conditions:

(a)

The Plan shall have been approved at the Meetings in accordance with the terms of the Interim Order, provided that if the Plan is approved at the First Lien Noteholders’ Meeting and the Second Lien Noteholders’ Meeting, but is not approved at the Shareholders’ Meeting, in each case in accordance with the terms of the Interim Order, then the Share Consolidation shall be, and shall be deemed to be, deleted as a step in this Plan and Shareholder approval of the Plan shall no longer be required;

(b)

The Court shall have granted the Final Order, the operation and effect of which shall not have been stayed, reversed or amended, and in the event of an appeal or application for leave to appeal, final determination shall have been made by the applicable appellate court;

(c)

If determined necessary by the Applicants, acting reasonably, after consultation with the Requisite Consenting Parties, the Final Order shall have been recognized in recognition proceedings pursuant to applicable Law in the United States and all court materials (including any recognition order granted) in connection with the recognition proceedings shall be form and substance acceptable to the Requisite Consenting Parties;

(d)	No Law shall have been passed and become effective, the effect of which makes the consummation of this Plan illegal or otherwise prohibited;

(e)	There shall be no material Claims against ArrangeCo;

(f)

All conditions to implementation of this Plan set out in the Noteholder Support Agreements shall have been satisfied or waived in accordance with their terms and the Noteholder Support Agreements shall not have been terminated;

(g)

All conditions to implementation of this Plan set out in the Backstop Commitment Letter shall have been satisfied or waived in accordance with their terms, and the Backstop Commitment Letter shall not have been terminated;

(h)	The Funded Amounts shall be equal to the New Capital Offering Amount;

(i)

The Shareholder Rights Plan shall be amended as of the Effective Date on the terms substantially as set out in the Circular, or as may otherwise be acceptable to the Applicants and the Requisite Consenting Parties, each acting reasonably;

(j)

The Applicants shall have paid the reasonable and documented fees and expenses of the Supporting First Lien Noteholder Advisors and the Supporting Second Lien Noteholders Advisor up to and including the Effective Date; and

(k)

The Applicants shall have paid the fees and expenses of the First Lien Trustee under the First Lien Note Indenture, and of the Second Lien Trustee and the Second Lien Collateral Agent under the Second Lien Note Indenture up to and including the Effective Date.

8.2	Waiver of Conditions

The Applicants and the Requisite Consenting Parties may at any time and from time to time waive the fulfillment or satisfaction, in whole or in part, of the conditions set out herein, to the extent and on such terms as such parties may agree, each acting reasonably, provided however that the conditions set out in Sections 8.1(a) and 8.1(b) cannot be waived.

8.3	Effectiveness

This Plan will become effective in the sequence described in Section 5.3 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and shall be binding on and enure to the benefit of the Postmedia Parties, the Noteholders, all Existing Equity Holders, the Released Parties, the Escrow Agent, the directors and officers of the Postmedia Parties and all other Persons named or referred to in, or subject to, this Plan and their respective successors and assigns and their respective heirs, executors, administrators and other legal representatives, successors and assigns. The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 5.3 has become effective in the sequence set forth therein. No portion of this Plan shall take effect with respect to any party or Person until the Effective Time.

ARTICLE 9

GENERAL

9.1	Deemed Consents, Waivers and Agreements

At the Effective Time:

(a)

each Noteholder and Existing Equity Holder shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety (both as a Noteholder and as a holder of Existing Equity, if applicable);

(b)

each Postmedia Party, Noteholder and Existing Equity Holder shall be deemed to have executed and delivered to the other parties all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety; and

(c)

all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety shall be deemed to have been executed and delivered to the Postmedia Parties.

9.2	Waiver of Defaults

From and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety. Without limiting the foregoing, all Persons shall be deemed to have:

(a)

waived any and all defaults or events of default or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Notes or the Indentures, the Noteholder Support Agreements, the Backstop Commitment Letter, the Arrangement, the Arrangement Agreement, this Plan, the transactions contemplated hereunder and any proceedings commenced with respect to or in connection with this Plan and any and all amendments or supplements thereto. Any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Postmedia Parties and their respective successors from performing their obligations under this Plan; and

(b)

agreed that, if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and the Applicants and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly.

9.3	Paramountcy

(a)

From and after the Effective Date, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, by-laws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the Noteholders and any of the Postmedia Parties as at the Effective Date shall be deemed to be governed by the terms, conditions and provisions of this Plan and the Final Order, which shall take precedence and priority.

9.4	Deeming Provisions

In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

9.5	Modification of Plan

(a)	Subject to the terms and conditions of the Noteholder Support Agreements:

(b)

the Applicants reserve the right to amend, restate, modify and/or supplement this Plan at any time and from time to time, provided that (except as provided in subsection (d) below) any such amendment, restatement, modification or supplement must be contained in a written document that is (i) filed with the Court and, if made following the Meetings, approved by the Court, and (ii) communicated to the Noteholders and Shareholders in the manner required by the Court (if so required);

(c)

any amendment, modification or supplement to this Plan may be proposed by the Applicants at any time prior to or at the Meetings, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted at the Meetings, shall become part of this Plan for all purposes; and

(d)

any amendment, modification or supplement to this Plan may be made following the Meetings by the Applicants, without requiring filing with, or approval of, the Court, provided that it concerns a matter which is of an administrative nature and is required to better give effect to the implementation of this Plan and is not materially adverse to the financial or economic interests of any of the Noteholders or Shareholders.

9.6	Notices

Any notice or other communication to be delivered hereunder must be in writing and refer to this Plan and may, as hereinafter provided, be made or given by personal delivery, ordinary mail or email addressed to the respective parties as follows:

(a)	If to the Applicants, or any other of the Postmedia Parties, at:

Postmedia Network Canada Corp.
c/o Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario
M5H 2S7

Attention:	Robert J. Chadwick and Caroline Descours
Email:	rchadwick@goodmans.ca / cdescours@goodmans.ca

(b)	If to the Supporting First Lien Noteholder:

Canso Investment Counsel Ltd.
100 York Boulevard, Suite 5500
Richmond Hill, Ontario
L4B 1J8

Attention:	John Laing
Email:	jlaing@cansofunds.com

(c)	with a required copy (which shall not be deemed notice) to:

Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 130
Toronto, Ontario
M5X 1A4

Attention:	S. Richard Orzy & Sean Zweig
Email:	orzyr@bennettjones.com / zweigs@bennettjones.com

(d)	If to any of the Supporting Second Lien Noteholders or any of the Backstop Parties:

Osler, Hoskin & Harcourt LLP
100 King Street West, Suite 6200
Toronto, Ontario
M5X 1B8

Attention:	Marc Wasserman & Martino Calvaruso
Email:	mwasserman@osler.com / mcalvaruso@osler.com

or to such other address as any party above may from time to time notify the others in accordance with this Section 9.6. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by email and any notice or other communication given or made by prepaid mail within the five Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. Any such notices and communications so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of emailing, provided that such day in either event is a Business Day and the communication is so delivered or emailed before 5:00 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. The unintentional failure by the Applicants to give a notice contemplated hereunder to any particular Noteholder shall not invalidate this Plan or any action taken by any Person pursuant to this Plan.

9.7	Different Capacities

Subject to the Support Agreements (as defined in the Circular) and the Interim Order, if any Person holds more than one type, series or class of Existing Shares, First Lien Notes or Second Lien Notes, as the case may be, such Person shall have all of the rights given to a holder of each particular type, series or class of Existing Shares, First Lien Notes or Second Lien Notes so held. Subject to the Support Agreements (as defined in the Circular) and the Interim Order, nothing done by a Person acting in its capacity as a holder of a particular type, series or class of Existing Shares, First Lien Notes or Second Lien Notes, as the case may be, affects such Person’s rights as a holder of another type, series or class of Existing Shares, First Lien Notes or Second Lien Notes.

9.8	Consent of Requisite Consenting Parties

(a)	For the purposes of this Plan:

(b)

any matter requiring the agreement, waiver, consent or approval of the Majority Supporting Second Lien Noteholders shall be deemed to have been agreed to, waived, consented to or approved by such Majority Supporting Second Lien Noteholders if such matter is agreed to, waived, consented to or approved in writing by Osler, Hoskin & Harcourt LLP, provided that Osler, Hoskin & Harcourt LLP expressly confirms in writing (which can be by way of e-mail) that it is providing such agreement, consent, waiver or approval on behalf of the Majority Supporting Second Lien Noteholders; and

(c)

any matter requiring the agreement, waiver, consent or approval of the Supporting First Lien Noteholder shall be deemed to have been agreed to, waived, consented to or approved by the Supporting First Lien Noteholder if such matter is agreed to, waived, consented to or approved in writing by Bennett Jones LLP, provided that Bennett Jones LLP expressly confirms in writing (which can be by way of e-mail) that it is providing such agreement, consent, waiver or approval on behalf of the Supporting First Lien Noteholder.

9.9	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the Persons named or referred to in, affected by or subject to, this Plan will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein.

APPENDIX G

SUMMARY OF AMENDMENTS TO THE FIRST LIEN NOTES

SEE ATTACHED

SUMMARY OF AMENDMENTS TO THE FIRST LIEN NOTES

The Amended and Restated First Lien Note Indenture will amend certain covenants and provisions of the First Lien Note Indenture, as summarized below. A draft of the Amended and Restated First Lien Note Indenture together with a redline comparison showing changes from the First Lien Note Indenture will be posted on SEDAR prior to the Meetings (as defined in the “Glossary of Terms” above). Those documents should be reviewed in detail as this Appendix G is intended to be a summary only. References to particular sections or defined terms herein shall, except as otherwise specified herein (including in Exhibit A to this Appendix G), be references to such sections or defined terms as set out in the First Lien Note Indenture. Although the substance of the amendments is detailed below, additional ancillary and consequential amendments to the First Lien Note Indenture will be made in the final draft of the Amended and Restated First Lien Note Indenture in order to give effect to the intent of amendments detailed below and such ancillary and consequential amendments have not been specifically reflected below.

Definitions

The definitions set out in Section 1.01 of the First Lien Note Indenture will be amended as described in more detail in Exhibit A to this Appendix G.

Principal Amount

The initial principal amount of the Amended and Restated First Lien Notes issued pursuant to the Recapitalization pursuant to the Amended and Restated First Lien Note Indenture will be $225,000,000.

Prepayments

Section 3.06        Optional Redemption

Under Section 3.06 the First Lien Note Indenture the Issuer was permitted to redeem all or part of the Notes subject to certain limits and applicable premiums. This provision will be amended to permit the Issuer to redeem all or any part of the Notes at any time at par without premium or penalty.

This amendment will be effected by:

(i) replacing Sections 3.06(a), (b), (c), (d) and (e) with the following Section 3.06(a) and renumbering the paragraphs accordingly:

“The Issuer may, at its option, redeem all or part of the Notes at any time at par (100% of face value), plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to the redemption or purchase date), but without make-whole, premium or penalty.”; and

(ii) deleting the references to “premium” in Section 3.06(f) (new Section 3.06(b)).

Sections 3.07 and 3.08      Mandatory Redemptions.

Under Sections 3.07 and 3.08 of the First Lien Note Indenture the Issuer was required to make an offer to redeem Notes with the proceeds of sale of the Toronto Head Office and with Excess Cash Flow. The requirement to redeem Notes with proceeds of the Toronto Head Office will be deleted. Instead of being required to make a redemption offer for the Notes with Excess Cash Flow, the Issuer will now be required to automatically redeem the Notes with Excess Cash Flow within 30 days of each two fiscal quarter period ending in February and August of each year, beginning on February 28, 2017. The definition of Excess Cash Flow will also be updated as set out below.

These amendments will be effected by:

(i) replacing Section 3.07 with the following:

“The Issuer is not required to make any regularly-scheduled mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to make a Mandatory Redemption or Change of Control Offer, as applicable.

The Issuer and its Affiliates may acquire Notes at any time and from time to time by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with Applicable Securities Laws.”; and

(ii) replacing Section 3.08 with the following:

“Commencing with the two-quarter period ending February 28, 2017, within 30 days of filing PNCC’s financial statements on SEDAR for:

(a) the quarter ending the last day of February in each fiscal year, the Issuer shall redeem the Notes in accordance with Sections 3.01 through 3.05 in an amount equal to (x) 50% of the Excess Cash Flow (as defined below) in respect of the trailing two quarter period less (y) the aggregate amount of all voluntary permanent prepayments of Notes that were made during such trailing two quarter period (the result of (x) less (y) being the “Q2 ECF Payment Amount”); provided, that if (A)(1) the result of such subtraction is not a positive number and (2) the amount of Excess Cash Flow for such period is greater than zero, any negative amount resulting from such subtraction (the “Q2 Excess Prepayment Carry Over Amount”) may be carried over for one two-quarter period only and used as a deduction in the calculation of the Q4 ECF Payment Amount referred to in clause (b) or (B)(1) the result of such subtraction is not a positive number and (2) the amount of Excess Cash Flow for such period is zero or less, the aggregate amount of all voluntary permanent prepayments of the Notes made during such period (the “Q2 Negative Prepayment Carry Over Amount”) may be carried over for one two-quarter period only and used as a deduction in the calculation of the Q4 ECF Payment Amount referred to in clause (b) (and with either the Q2 Negative Prepayment Carry Over Amount or the Q2 Excess Prepayment Carry Over Amount being expressed as a positive number and referred to as the “Q2 Prepayment Carry Over Amount”); and

(b) the quarter ending August 31 in each fiscal year, the Issuer shall redeem the Notes in accordance with Sections 3.01 through 3.05 in an amount equal to the sum of (i) (x) 50% of the Excess Cash Flow in respect of the trailing two quarter period less (y) the sum of the aggregate amount of all voluntary permanent prepayments of Notes that were made during such trailing two quarter period plus the Q2 Prepayment Carry Over Amount, if any, for the two-quarter period ending on the last day of February in such fiscal year (the result of (x) less (y) being the “Q4 ECF Payment Amount); provided, however, if the result of such subtraction is not a positive number, such amount shall be deemed to be zero for purposes of this clause (b) (the Q4 ECF Payment Amount plus any positive Q2 ECF Payment Amount for such fiscal year, collectively the “Aggregate ECF Payment Amounts”) plus (ii) the amount obtained when taking $10 million and subtracting the sum of (A) the Aggregate ECF Payment Amounts for such fiscal year and (B) all voluntary prepayments of the Notes that were made during such fiscal year (provided, if the result of such subtraction is not a positive number, such amount shall be deemed to be zero for purposes of this sub-clause (ii)).

Any Notes redeemed in accordance with this Section 3.08 will be redeemed at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date and such redemption shall be deemed to be in full compliance with this Indenture and shall supersede any inconsistent provision herein.

“Excess Cash Flow” means, for any two consecutive fiscal quarter period and without duplication, the aggregate of:

Consolidated EBITDA (as defined in the existing First Lien Notes Indenture) determined for such period less the aggregate of the following (to the extent not already deducted in determining such Consolidated EBITDA and without duplication)

(i)          interest paid in cash by PNCC, the Issuer and their Restricted Subsidiaries, provided, that for any determination made during the Issuer’s 2017 fiscal year only, any interest paid in cash in respect of the Second Lien Notes (as defined in the Original Indenture) shall be excluded;

(ii)         Capital Expenditures and cash restructuring costs made or incurred by PNCC, the Issuer and their Restricted Subsidiaries in such period not to exceed in aggregate (i) $35 million for each four quarter period ending on August 31, until and including August 31, 2019; and (ii) $30 million for each four quarter period ending August 31 thereafter; provided that the applicable limit for any four quarter period ending on or prior to August 31, 2019 will be increased by the unused portion of the applicable limit for the immediately preceding four quarter period;

(iii)        the amount of cash contributions made by PNCC, the Issuer and their Restricted Subsidiaries to Pension Plans during such period to the extent that such contributions exceed the pension expenses of such Pension Plans, not to exceed the amount that is required to be contributed in such period pursuant to applicable law;

(iv)        cash payments made by PNCC, the Issuer and their Restricted Subsidiaries during such period which relate to Consolidated Income Taxes of any period;

(v)         the aggregate amount of cash used by PNCC, the Issuer and their Restricted Subsidiaries in such period for the settlement of hedging obligations to the extent such hedging obligations relate to accrued interest payable on Indebtedness and not, for greater certainty, the principal amount of such Indebtedness;

(vi)        the aggregate amount of extraordinary, unusual or non-recurring cash payments made during the period by PNCC, the Issuer and their Restricted Subsidiaries which are not otherwise Capital Expenditures or cash restructuring costs; and

(vii)       income, dividends and other distributions from Permitted Investments received by PNCC, the Issuer or their Restricted Subsidiaries in such period that have been funded with the Issuer’s own 50% share of Excess Cash Flow;

plus,

in each case to the extent deducted in determining Consolidated EBITDA for such two fiscal quarter period (and without duplication of amounts otherwise already included in Consolidated EBITDA):

(i)          the aggregate of extraordinary, unusual or non-recurring cash gains (including, without limitation, any cash tax refunds, rebates or credits, but for clarity excluding net proceeds from an issuance of Permitted Debt or permitted sale of equity), net of related expenses received by PNCC, the Issuer and their Restricted Subsidiaries in such period, less the amount of any such proceeds used for a mandatory redemption of the Notes; and

(ii)         the funded portion of restructuring costs and expenses associated with this Indenture, the Second Lien Notes and the Recapitalization Transaction for such period to the extent deducted in the calculation of such Consolidated EBITDA;

For clarity, (i) to the extent any item is deducted pursuant to clause (1) of the definition of “Excess Cash Flow” above for a two fiscal quarter period but is then paid in a subsequent two fiscal quarter period, it shall not be entitled to be deducted in the subsequent two fiscal quarter period in which it was paid, and (ii) to the extent any item is added pursuant to clause (2) of the definition of “Excess Cash Flow” above for a two fiscal quarter period but is then received in a subsequent two fiscal quarter period, it shall not be entitled to be added in the subsequent two fiscal quarter period in which it was received.

“Capital Expenditures” means, for any period, any expenditure made by any Person, on a consolidated basis, for the purchase, acquisition, development, improvement, construction, repair, replacement or maintenance of capital assets, and any expenditure related to a Capitalized Lease Obligation, all as determined in accordance with GAAP.”

Section 4.01        Payment of Notes; Additional Amounts.

Under Section 4.01 of the First Lien Note Indenture the Notes were subject to semi-annual required amortization payments equal to 5% per annum of the original principal amount of Notes. This requirement will be removed from the Amended and Restated First Lien Note Indenture.

This amendment will be effected by deleting paragraph (ii) of Section 4.01(b) in its entirety.

The maturity date of the First Lien Notes will be extended and the Amended and Restated First Lien Notes will mature on July 15, 2021.

This amendment will be effected by replacing the reference to “August 16, 2017” in paragraph (iii) of Section 4.01(b) with a reference to “July 15, 2021”.

Section 4.10        Limitation on Sales of Assets and Subsidiary Stock.

Under the First Lien Note Indenture the Issuer was required to make offers to redeem Notes from proceeds of Asset Dispositions of Collateral, Recovery Events and Asset Dispositions of assets not constituting Collateral, subject to minimum thresholds and a 365 day reinvestment period, as set out in the First Lien Note Indenture. The Amended and Restated First Lien Note Indenture will provide that all proceeds of Asset Dispositions over $100,000 will be deposited in to the Collateral Account and the Issuer will be required to redeem the Notes at par any time such proceeds exceed $1,000,000 without a reinvestment right. All proceeds from a Recovery Event will be deposited in to the Collateral Account and the Issuer will be required to redeem the Notes at par at any time such proceeds exceed $5,000,000, unless such proceeds are reinvested within 365 days. Asset Dispositions and Recovery Events in respect of ABL Collateral will be excepted out of the mandatory redemption requirements and are to be applied in accordance with the ABL Facility.

This amendment will be effected by deleting Section 4.10 and replacing it with the following:

“Section 4.10      Limitation on Sales of Assets and Subsidiary Stock.  The Issuer and PNCC will not, and will not permit any of their Restricted Subsidiaries to, make any Asset Disposition unless:

(i)            PNCC, the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined as of the date of contractually agreeing to such Asset Disposition), as determined in Good Faith by the Issuer (including as to the value of all non-cash consideration), of the Collateral subject to such Asset Disposition;

(ii)         at least 85% of the consideration from such Asset Disposition received by PNCC, the Issuer or such Restricted Subsidiary, as the case may be, is in the form of (A) cash, (B) Cash Equivalents, (C) Additional Assets of a type which would constitute (x) Notes Collateral in the case of an Asset Disposition of Notes Collateral and (y) ABL Collateral in the case of an Asset Disposition of ABL Collateral (which are thereupon with their acquisition added to the Collateral securing the Notes) or (D) any combination of the foregoing;

(iii)        to the extent that any consideration from such Asset Dispositions received by PNCC, the Issuer or a Restricted Subsidiary, as the case may be, constitutes securities or other assets that are of a type or class that constitute Collateral, such securities or other assets, including the assets of any Person that becomes a Guarantor as a result of such transaction, are concurrently with their acquisition added to the Collateral securing the Notes (as Notes Collateral or ABL Collateral, as applicable) in the manner provided for in this Indenture or any of the Collateral Documents; and

(iv)        the Net Available Cash from any such Asset Disposition of Collateral is paid directly by the purchaser thereof to the Collateral Agent to be held in trust in a Collateral Account for application in accordance with this covenant.

All Net Available Cash from Asset Dispositions deposited into any Collateral Account(s) (other than an Asset Disposition of ABL Collateral) shall, when the aggregate amount of such Net Available Cash on deposit in such Collateral Account(s) exceeds $1,000,000, be used to make a redemption of the Notes (a “Mandatory Asset Disposition Redemption”) in accordance with Sections 3.01 through 3.05 at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date (which redemption date shall be not later than 45 days following the closing of the applicable Asset Disposition or the date on which the aggregate of Net Available Cash from Asset Dispositions on deposit in such Collateral Account(s) exceeds $1,000,000, as applicable). For clarity, Net Available Cash from an Asset Disposition may not be reinvested in other Collateral by the Issuer. All Net Available Cash from an Asset Disposition of ABL Collateral shall be applied as required by any ABL Facility.

(b)       All of the Net Available Cash received by PNCC, the Issuer or such Restricted Subsidiary, as the case may be, from any Recovery Event relating to Collateral (other than a Recovery Event relating to ABL Collateral) shall be deposited directly into a Collateral Account. Subject to the terms of the Collateral Trust and Agency Agreement, any Net Available Cash deposited into the Collateral Account from any Recovery Event relating to Collateral (other than ABL Collateral) may be withdrawn by PNCC, the Issuer or a Restricted Subsidiary, as the case may be, to be invested in Additional Assets (which may include performance of a restoration of the affected Collateral) that would constitute Notes Collateral in the case of a Recovery Event in respect of Notes Collateral within 365 days of the date of such Recovery Event, which Additional Assets are thereupon with their acquisition added to the Collateral securing the Notes. All Net Available Cash from a Recovery Event relating to ABL Collateral shall be applied as required by any ABL Facility.

Any Net Available Cash from a Recovery Event that has not been applied or invested as provided in this (b) will be deemed to constitute “Excess Collateral Proceeds.” On the date when the Excess Collateral Proceeds in the Collateral Account exceeds $5.0 million (such date being the “Excess Collateral Proceeds Determination Date”), the Issuer will be required to make a redemption of the Notes (a “Mandatory Recovery Event Redemption”) in an amount equal to such Excess Collateral Proceeds in accordance with Sections 3.01 through 3.05 at a redemption price of 100% of the principal amount the Notes plus accrued and unpaid interest, if any, to the redemption date, which redemption date shall not be later than 45 days following the applicable Excess Collateral Proceeds Determination Date.

If, during the 365-day period following the date of the Recovery Event, PNCC, the Issuer or such Restricted Subsidiary (x) enters into a written agreement committing it to apply such Net Available Cash in accordance with the requirements of the first paragraph of this clause (b) after such 365-day period or (y) has begun construction of such Additional Assets using such Net Available Cash and delivers an Officers’ Certificate to the Trustee certifying that such Net Available Cash has been budgeted toward such construction, then such 365-day period will be extended with respect to the amount of Net Available Cash so committed or so budgeted for a period, in each case not to exceed 180 days, until such Net Available Cash is required to be applied in accordance with such agreement (or, if earlier, until termination of such agreement) or has been applied toward such construction, as the case may be.

(c)        For the purposes of this covenant, the following are deemed to be cash:

(i)          the assumption of Indebtedness of the Issuer (other than (x) for purposes of Section 4.10(a), Disqualified Stock, Subordinated Obligations, Junior Lien Collateral Indebtedness or Senior Unsecured Pari Passu Indebtedness and (y) for purposes of Section 4.10(b), Disqualified Stock or Subordinated Obligations) or Indebtedness of any Guarantor Subsidiary (other than (x) for purposes of Section 4.10(a), Guarantor Subordinated Obligations, Disqualified Stock, Junior Lien Collateral Indebtedness or Senior Unsecured Pari Passu Indebtedness of any Guarantor and (y) for purposes of Section 4.10(b), Guarantor Subordinated Obligations or Disqualified Stock of any Guarantor) and the release of the Issuer or such Guarantor from all liability on such Indebtedness;

(ii)         securities, notes or similar obligations received by the Issuer or any Guarantor Subsidiary from the transferee that are converted within 180 days by the Issuer or such Guarantor Subsidiary into cash; and

(iii)        (A) for purposes of Section 4.10(a), any Designated Non-cash Consideration received by the Issuer or any Guarantor in such Asset Disposition having an aggregate Fair Market Value (determined in Good Faith by the Issuer), taken together with all other Designated Non-cash Consideration received pursuant to this clause (iii)(A) that is at that time outstanding, not to exceed $15.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value) and (B) for purposes of Section 4.10(b), any Designated Non-cash Consideration received by the Issuer or any of its Guarantor in such Asset Disposition having an aggregate Fair Market Value (determined in Good Faith by the Issuer), taken together with all other Designated Non-cash Consideration received pursuant to this clause (iii)(B) that is at that time outstanding, not to exceed $25.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(d)       The Issuer will comply, to the extent applicable, with the requirements of securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any Applicable Securities Laws conflict with provisions of this Section 4.10, the Issuer will comply with the Applicable Securities Laws and will not be deemed to have breached obligations of the Issuer described under this Section 4.10 and the Issuer will not be deemed to have breached its obligations described in this Section 4.10 if it does not repurchase Notes from holders resident outside of Canada or the United States.”

Other Covenants

Section 4.03        Reports and Other Information.

Under the First Lien Note Indenture the Issuer is required to provide certain reporting and other information to the holders of the Notes. The Amended and Restated Indenture will provide for an additional reporting obligation requiring the Issuer to make available to Holders detailed calculations of all amounts to be determined to be payable pursuant to Section 3.08(a) or Section 3.08(b), as applicable. The specific wording of the new provision providing for such additional reporting obligation will be reflected in the Amended and Restated First Lien Indenture to be posted on SEDAR prior to the Meetings.

Section 4.07        Limitation on Restricted Payments.

Under Section 4.07(a) of the First Lien Note Indenture the Issuer, PNCC and their Restricted Subsidiaries are prohibited from making Restricted Payments, subject to a builder basket conditional on certain leverage ratios. The Restricted Payments covenant will be amended to remove the builder basket.

This amendment will be effected by deleting the proviso after the parentheses at the end of Section 4.07(a)(4) in its entirety.

Section 4.07(b) of the First Lien Note Indenture sets out a number of items which are excepted out from the scope of Restricted Payments and are therefore not prohibited under Section 4.07(a). Given that the Amended and Restated First Lien Note Indenture requires mandatory redemptions of Notes (rather than offers to redeem), the exceptions from the Restricted Payments covenant permitting the repayment of junior lien or unsecured debt pursuant to mandatory redemption provisions contained therein will be deleted, except in the case of change of control provisions similar to those contained in Section 4.15 and only after a Change of Control Offer has been made for the Notes. The general $10 million basket permitting repayments or redemptions of Second Lien Notes will be deleted and replaced with a basket permitting the payment in-kind of regularly scheduled interest on junior lien debt and, in the case of the Second Lien Notes, in cash either: (i) following the third anniversary of the issue date or (ii) if the aggregate principal amount of debt that ranks pari passu with the Notes together with the Notes is $112.5 million or less, in each case, provided that no ABL Facility is in place at such time.

These amendments will be effected by:

(i) deleting (A) the proviso at the end of Section 4.10(b)(1), (B) items (b) and (c) in Section 4.10(b)(8) and (C) the references to Collateral Disposition Offer, Asset Dispositions Offer and First Lien Excess Cash Flow Offer therein;

(ii) deleting Sections 4.10(b)(10) and (13) in their entirety; and

(iii) inserting the following new Section 4.10(12):

“(12) Restricted Payments that constitute:

(a)      regularly scheduled interest payments on Junior Lien Collateral Indebtedness to the extent paid in kind (and not cash); and

(b)      regularly scheduled interest payments on Second Lien Notes in cash either (i) at any time after the date that is 3 years from the Issue Date or (ii) at any time that the aggregate principal amount of outstanding Notes and any other Pari Passu Lien Obligations combined (excluding Secured Swap Obligations and Banking Service Obligations)) is $112.5 million or less; provided that in either case no loans are outstanding under any ABL Facility at the time of such payment;”

Section 4.09        Limitation on Indebtedness and issuance of Disqualified Stock.

Under Section 4.09 of the First Lien Note Indenture, the Issuer, PNCC and the Restricted Subsidiaries are prohibited from incurring Indebtedness, subject to exceptions for Permitted Indebtedness. The Indebtedness covenant will be amended to reflect a smaller basket for an ABL Facility to be entered, an additional basket for the Second Lien Notes, an additional basket of $100 million for other junior lien and unsecured debt (subject to certain conditions described below), an additional basket of $75 million for Additional Notes and other debt ranking pari passu therewith (subject to a ratio test described below) As a result of these new baskets, the following existing baskets will be removed: (i) the “Sun Indebtedness” basket, (ii) the $50 million Additional Note basket and (iii) the $25 million general junior lien and unsecured debt baskets.

These amendments will be effected by:

(i) replacing the reference to “Debt Facilities” in item (2) of Section 4.09(b)(2) with a reference to “ABL Facility”, replacing the reference to “$60 million” therein with a reference to “$30 million”, and removing the words “less, without duplication, any permanent repayment or commitment reduction thereunder from the Net Available Cash from Asset Dispositions incurred in reliance on Section 4.10” from the end thereof;

(ii) replacing the reference to “Issue Date” in item (5) of Section 4.09(b) with a reference to “Amendment Date” to permit the issuance of the Second Lien Notes on the Amendment Date;

(iii) replacing references to “0.25 to 1.0” in item (6) of Section 4.09(b) with references to “0.50 to 1.0”, such that item (6) will read as follows:

“(6)        (a) Indebtedness of Persons Incurred and outstanding on the date on which such Person was acquired by PNCC, the Issuer or any Restricted Subsidiary, or merged or consolidated with or into PNCC, the Issuer or any Restricted Subsidiary (other than Indebtedness Incurred in connection with, or in contemplation of, such acquisition, merger or consolidation) or (b) Indebtedness of PNCC, the Issuer or any Restricted Subsidiary Incurred to finance the acquisition by PNCC, the Issuer or such Restricted Subsidiary of any Related Business or any Person that owns a Related Business, in each case, in accordance with the terms of this Indenture; provided, however, that at the time such Person or Related Business is acquired by PNCC, the Issuer or any Restricted Subsidiary, or merged or consolidated with PNCC, the Issuer or any Restricted Subsidiary and after giving pro forma effect to the Incurrence of such Indebtedness pursuant to this clause 4.09(b)(6), (A) either the Issuer would have been able to incur $1.00 of additional Indebtedness pursuant to Section 4.09(a); or the Consolidated Leverage Ratio would be at least 0.50 to 1.0 less than such Consolidated Leverage Ratio immediately prior to such acquisition, merger or consolidation, and (B) either the Consolidated First Lien Coverage Ratio is no greater than 2.0 to 1.0 or the Consolidated First Lien Leverage Ratio is at least 0.50 to 1.0 less than such Consolidated First Lien Leverage Ratio immediately prior to such acquisition, merger or consolidation;

(iv) deleting items (18), (19) and (20) of Section 4.09(b) in their entirety and replacing them with the following new items (18) and (19):

“(18)      Junior Lien Collateral Indebtedness (other than the Second Lien Notes) and/or Senior Unsecured Pari-Passu Indebtedness in an aggregate principal amount not to exceed $100 million at any one time outstanding; provided that (i) no cash interest shall be paid on such Junior Lien Collateral Indebtedness and/or Senior Unsecured Pari Passu Indebtedness until the Notes have been repaid in full; (ii) the maturity date shall be no earlier than 91 days following the maturity date of the Initial Notes; (iii) the events of default are no more favorable to the holders thereof than the Events of Default for the Initial Notes; and (iv) in the case of Junior Lien Collateral Indebtedness, it shall be subject to the Collateral Trust and Agency Agreement or otherwise subject to intercreditor terms that are materially consistent with the intercreditor terms set out in the Collateral Trust and Agency Agreement applicable to the Second Lien Notes and shall provide the holders thereof no greater rights than the holders of the Second Lien Notes; and

(19)        Additional Notes and other Pari Passu Lien Obligations incurred for the purposes of an acquisition, merger or consolidation permitted under this Indenture in an aggregate principal amount not to exceed $75 million at any one time outstanding; provided that (i) after giving pro forma effect to such acquisition, merger or consolidation, the Consolidated First Lien Leverage Ratio would be at least 0.50 to 1.0 less than it was immediately prior to such acquisition, merger or consolidation, (ii) the maturity date shall be no earlier than 91 days following the maturity date of the Initial Notes, (iii) there are no rights to mandatory redemptions associated with such Additional Notes or other Pari Passu Lien Obligations (including, without limitation, under Article 3 of this Indenture), and (iv) the covenants, events of default and economics (including without limitation coupon, interest or fees) are no more favourable to the holder of such Additional Notes or other Pari Passu Lien Obligations than the covenants, Events of Default and economics for the Initial Notes (unless such more favourable terms are also offered to the Holders).”; and

(v) deleting the proviso at the end of item (1) of Section 4.09(c) to reflect the fact that there is no ABL Facility outstanding on the Amendment Date.

Permitted Second Lien Note Restructuring

The Amended and Restated First Lien Note Indenture will permit a conversion of all or any portion of the Second Lien Notes into common shares or other equity interests in PNCC. Accordingly, in order to give effect to such permission, the Permitted Second Lien Notes Restructuring has been carved out of the Restricted Payments in Section 4.10, as well as the Events of Default in items (8) and (9) of Section 6.01 relating to restructuring proceedings. See Exhibit A of this Appendix G for the definition of “Permitted Second Lien Restructuring”.

Collateral Trust and Agency Agreement

Instead of entering into multiple sets of security documents, all secured debt of the Issuer, PNCC and its subsidiaries incurred from time to time will be secured pursuant to a single set of Collateral Documents granted in favour of the Collateral Agent and governed pursuant to the Collateral Trust and Agency Agreement, the terms of which are set out in more detail in Appendix H - “Description of the New Second Lien Notes – Collateral Trust and Agency Agreement”.

In order to accommodate the Collateral Trust and Agency Agreement structure, various amendments will be made to the First Lien Note Indenture to reflect that (i) the Collateral Agent is appointed by and acts pursuant to the Collateral Trust and Agency Agreement, (ii) a single set of Collateral Documents is granted by the Issuer and the Guarantors in favour of a single Collateral Agent on behalf of various Secured Parties from time to time party to the Collateral Trust and Agency Agreement (including the Holders) and (iii) all matters previously dealt with by the various Intercreditor Agreements will be governed by the Collateral Trust and Agency Agreement and references throughout the First Lien Note Indenture will be replaced accordingly.

In addition to version conforming amendments throughout the Amended and Restated First Lien Note Indenture, the following Sections will be materially amended to reflect the new structure:

Section 6.13        Priorities.

Section 6.13 of the First Lien Note Indenture set out the application of proceeds between the Notes and other debt were set out in Section 6.13. This provision will be amended to reflect that such matters will now be governed by the Collateral Trust and Agency Agreement instead, as described in Appendix H - “Description of the New Second Lien Notes – Collateral Trust and Agency Agreement”.

This amendment will be effected by:

(i) replacing the references to “the Intercreditor Agreements” in Section 6.13(a) with references to “the Collateral Trust and Agency Agreement”;

(ii) deleting items (2) through (5) of Section 6.13(a) in their entirety and replacing them with the following new items (2) and (3):

“(2)        to the Holders pro-rata in accordance with the amounts due to each Holder hereunder; and

(3)        to the Issuer or to such party as a court of competent jurisdiction shall direct, including a Guarantor, if applicable.”

(iii) deleting Section 6.13(b) in its entirety and renumbering the paragraphs accordingly.

Article 10             Collateral and Security

Article 10 of the First Lien Note Indenture appointed the Collateral Agent to act on behalf of the Holders and dealt with various matters relating to collateral. This provision will be amended to reflect that the Collateral Agent will be appointed pursuant to the Collateral Trust and Agency Agreement which will be entered into by the Trustee on behalf of the Holders. A copy of the Collateral Trust and Agency Agreement will be posted on SEDAR prior to the Meetings along with the Amended and Restated First Lien Indenture.

EXHIBIT A to APPENDIX G

Amendments to Section 1.01 of the First Lien Note Indentures – Definitions

Section 1.01 of the Amended and Restated First Lien Note Indenture will be amended to reflect changes resulting from the amendments described above in Appendix G. We have included those substantive amendments to Section 1.01 that reflect the amendments described in Appendix G. Additional ancillary and consequential amendments to Section 1.01 of the First Lien Note Indenture will be made in the final draft of the Amended and Restated First Lien Note Indenture in order to give effect to the intent of amendments described in Appendix G (including by updating section references, removing obsolete terms and similar changes) and not all such ancillary and consequential amendments to Section 1.01 have been specifically reflected below. A draft of the Amended and Restated First Lien Note Indenture together with a redline comparison showing changes from the First Lien Note Indenture will be posted on SEDAR and such documents should be reviewed in detail.

Additional Definitions

The following new definitions will be added:

“Amendment Date” means the date of amendment and restatement of this Indenture as set out on the first page hereof.

“CBCA” means the Canada Business Corporations Act (Canada).

“Collateral Trust and Agency Agreement” means the collateral trust and agency agreement, dated as of the date hereof, between the Trustee, acting on behalf of the Holders, the Collateral Agent, and any other Secured Party or representative thereof that has entered into a Collateral Trust Accession and to which Secured Obligations are owed.

“Collateral Trust Accession” means an accession to the Collateral Trust and Agency Agreement whereby a Secured Party (or representative thereof) is joined to the Collateral Trust and Agency Agreement and obtains the benefit of the Collateral Documents.

“Mandatory Redemption” means a Mandatory Excess Cash Flow Redemption, a Mandatory Asset Disposition Redemption and a Mandatory Recovery Event Redemption.

“Notes Collateral” has the meaning ascribed to such term in the Collateral Trust and Agency Agreement.

“Permitted Second Lien Notes Restructuring” means the conversion of all or any portion of the Second Lien Notes into common shares of, or other equity interests in PNCC or the Issuer pursuant to Section 192 of the CBCA (or substantially similar successor provision in the CBCA) or a negotiated transaction outside of court (including without limitation under the amendment provision of the Second Lien Note Indenture), and which may include the non-payment of interest or other amounts owing under the Second Lien Notes as part of such process, provided that such restructuring does not suspend or otherwise interfere with the making or receipt of any payments due from the Issuer to the Holders under the Notes or otherwise impair, limit, suspend or stay any of the rights and remedies of the Holders under any of the Note Documents in any way whatsoever, including in respect of the Collateral, other than as expressly permitted herein in Section 4.07(b)(20), Section 4.17, Section 6.01(a)(8) or Section 6.01(a)(9).

“Plan Circular” means the information circular of the Issuer dated August 5, 2016, in respect of the Recapitalization Transaction.

“Recapitalization Transaction” means the recapitalization transaction completed on the date hereof and involving PNCC, the Issuer and their Subsidiaries, as described more fully in the Plan Circular.

“Second Lien Note Obligations” means the Obligations under the Second Lien Notes and guarantees related thereto.

Deleted Definitions

The following definitions will be deleted, along with all references thereto, as they are no longer used in the Amended and Restated First Lien Note Indenture after giving effect to the amendments described in Appendix G:

“ABL Accession and Acknowledgment Agreement”, “ABL Intercreditor Agreement”, “Canada Bond Yield”, “Canada Yield Price”. “Consolidated Secured Leverage Ratio”, “Debt Facility”, “Intercreditor Agreements”, “Notes Accession and Acknowledgment Agreement”, “Notes Intercreditor Agreement”, “Offer to Purchase”, “Second Lien Collateral Agent”, “Sun Acquisition”, “Sun Acquisition Relevant Date” and “Toronto Head Office”.

Amended Definitions

The following defined terms will be amended as described below:

(i) The definition of “ABL Agent” will be amended to delete the word “collateral”;

(ii) The definitions of “ABL Agent” and “ABL Facility” will be deleted and replaced with the following:

“ABL Collateral” means ABL Collateral, as defined in the Collateral Trust and Agency Agreement; provided that such concept shall only apply for the purposes of the Indenture to the extent that an ABL Facility is in place.

“ABL Facility” means either (i) an asset-based revolving and/or term loan facility whereby the available commitments under the facility are calculated with reference to an accounts receivable and/or inventory borrowing base calculation or (ii) a working capital facility pursuant to any loan agreement, credit facility or other similar debt instrument which is provided by a bank or other financial institution or group of banks or other financial institutions, in each case for the purposes of funding general corporate requirements of the Issuer and/or the Guarantors, and in either case, subject to the Collateral Trust and Agency Agreement.

(iii) The notwithstanding proviso at the end of the definition of “Asset Disposition” which sets out transactions which will not constitute “Asset Dispositions” will be amended as follows:

(A) item (8) thereof is amended to replace the words “or a series of related transactions with an aggregate Fair Market Value of less than $5 million” with the words “that generates Net Available Cash of less than $100,000”; and

(B) items (19), (22) and (23) thereof are deleted in their entirety.

(iv) The definition of “Banking Services” will deleted and replaced with the following:

“Banking Services” shall mean each and any of the following banking services provided to the Issuer or any Guarantor by any entity that, at the time it enters into such arrangement, is (a) a Holder, (b) a holder of Second Lien Notes, (c) an ABL Lender (as defined in the Collateral Trust and Agency Agreement), (d) any Affiliate of the

foregoing, or (e) any other Person that is designated by the Issuer under the Collateral Agency Agreement (each of them, in such capacity, a “Banking Services Provider”) to the extent agreed to in a notice delivered to the Collateral Agent designating such services as a “Banking Service” between such Bank Services Provider, on the one hand, and the Issuer or Guarantor, on the other hand, for purposes of the Collateral Documents: (i) credit cards for commercial customers (including, without limitation, “commercial credit cards” and purchasing cards), (ii) stored value cards and (iii) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services) or any similar transactions.”

(v) The definition of “Change of Control” will be amended to delete item (1) thereof in its entirety and replace it with the following:

“(1)        any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies (or their successors by merger, consolidation or purchase of all or substantially all of their assets) (any such person or group becoming such beneficial owner, a “Voting Change of Control”); provided that, in the case of a Voting Change of Control of PNCC that has occurred by way of purchases of Voting Stock over a stock exchange or other market or by way of private agreement, if the Board of Directors has determined, in good faith and in its sole discretion, that such Voting Change of Control of PNCC has occurred without such person or group having any intention to cause a Voting Change of Control of PNCC, such Voting Change of Control shall be deemed not to have occurred if, within 30 days after the Board of Directors has become aware of the Voting Change of Control, the person or group ceases to be the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of PNCC or any of its direct or indirect parent companies (or their successors by merger, consolidation or purchase of all or substantially all of their assets) through one or more of (A) dilution as a result of the issuance of shares by PNCC, (B) sale or other transfer of Voting Stock by such person or group, (C) sale by any other holder of class NC variable voting shares of Voting Stock which results in an additional issuance of class C voting shares of Voting Stock, (D) conversion of class C voting shares of Voting Stock of such person or group into class NC variable voting shares of Voting Stock combined with a binding written agreement between such person or group and PNCC not to exercise conversion rights in a manner that would result in a Voting Change of Control (and which agreement provides that it cannot be waived without PNCC’s consent, with a waiver by PNCC constituting an immediate “Change of Control”) or (E) conversion of class NC variable voting shares of Voting Stock held by any other Person into class C voting shares of Voting Stock;”

(vi) The definition of “Permitted Liens” will be amended to add and remove baskets to correspond with the amendments to Section 4.09 described in Appendix G above, with the following key changes:

(A) item (7) thereof will be amended to replace the words “Hedging Obligations which may be secured on a pari passu basis with the Notes” with the words “Secured Swap Obligations, provided that if they relate to Currency Agreements in respect of the Second Lien Notes, they are secured by a Lien on the Collateral that is junior to the Lien on the Collateral securing the Notes, and in every case are subject to the Collateral Trust and Agency Agreement”;

(B) items (31), (32) and (33) thereof will be deleted and replaced with the following new items (31), (32) and (33):

“(31)      Liens securing Junior Lien Collateral Indebtedness that is permitted by Section 4.09(b)(18) on assets of PNCC, the Issuer or any of its Restricted Subsidiaries; provided, that such Liens are subject to the Collateral Trust and Agency Agreement;

  (32)      Liens securing cash management obligations incurred in the ordinary course of business, including without limitation liens securing Banking Service Obligations that are subject to the Collateral Trust and Agency Agreement;

  (33)      Liens on Collateral securing an ABL Facility; provided that any such Indebtedness may be secured by Liens on ABL Collateral on a first-priority basis and Liens on Notes Collateral on a third-priority basis pursuant to the Collateral Trust and Agency Agreement;”;

(C) item (42) thereof will be amended to permit the Liens contemplated by the debt permitted to be incurred under Section 4.09(b)(19) as described in Appendix G above and will read as follows:

“(42)      Liens on assets of PNCC, the Issuer or any of its Restricted Subsidiaries securing Indebtedness and other Obligations that were incurred pursuant to Section 4.09(b)(19); provided that any such Liens are subject to the Collateral Trust and Agency Agreement.”; and

(D) item (43) thereof will be deleted in its entirety.

(vii) The definition of “Rating Agencies” will be amended to replace references therein to “Moody’s” with references to “DBRS” and will read as follows:

“Rating Agencies” means S&P or DBRS or both, or if neither S&P nor DBRS shall make a rating on the Notes publicly available, a nationally recognized statistical Rating Agency or agencies, as the case may be, selected by the Issuer (as certified by a resolution of the Board of Directors) which shall be substituted for S&P or DBRS, as the case may be.”

(viii) The definition of “Record Date” will be deleted and replaced with the following:

“Record Date” for any payment (including without limitation any redemption payment made in accordance with Section 3.06, a Mandatory Asset Sale Redemption, a Mandatory Excess Cash Flow Redemption, a Mandatory Recovery Event Redemption or a Change of Control Offer), means the date that is 15 days prior to the date set for such payment (whether or not a Business Day), and for clarity in the case of any Interest Payment Date, means April 15 and October 15 (whether or not a Business Day) immediately preceding such Interest Payment Date.

(ix) The definitions of “Second Lien Notes”, “Second Lien Note Indenture”, “Secured Obligations” and “Secured Party” will be deleted and replaced with the following:

“Second Lien Notes” means the 10.25% senior secured notes due 2023 issued by the Issuer pursuant to the terms and conditions of the Second Lien Note Indenture in an aggregate principal amount of equal to the US dollar equivalent of $115,500,000 (or any Indebtedness incurred to replace or refinance the Second Lien Notes as permitted by this Indenture).

“Second Lien Note Indenture” means the senior secured note indenture dated as of the date hereof among the Issuer, the Guarantors and a trustee to be designated by the Issuer in accordance with the Plan of Arrangement (as defined in the Plan Circular).

“Secured Obligations” shall mean all (i) Note Obligations, (ii) Banking Services Obligations, (iii) Secured Swap Obligations, (iv) Second Lien Note Obligations and (v) any future obligations that are permitted to be secured by the Collateral and subject to the Collateral Trust and Agency Agreement (including any ABL Obligations and obligations under Junior Lien Collateral Indebtedness), subject to the proviso at the end of the “Secured Party” definition.

“Secured Party” means the collective reference to (i) the Holders, the Trustee, and the Collateral Agent, (ii) each Banking Services Provider and each Secured Swap Counterparty, (iii) each holder of ABL Obligations permitted under the Indenture and (iv) each holder of Junior Lien Collateral Indebtedness permitted under the Indenture, provided that in the case of clauses (ii), (iii) and (iv), the appropriate holder or agent thereof has delivered a Collateral Trust Accession.

(x) The definition of “Secured Swap Obligation” will be deleted and replaced with the following:

“Secured Swap Obligation” means the Hedging Obligations of the Issuer or a Guarantor in connection with any Interest Rate Agreement, Currency Agreement or Commodity Agreement entered into between such party and (a) a Holder, (b) a holder of Second Lien Notes, (c) an ABL Lender (as defined in the Collateral Trust and Agency Agreement), (d) any Affiliate of the foregoing or (e) any other party designated by the Issuer under the Collateral Trust and Agency Agreement at the time such agreement is entered into (each of them, in this capacity, a “Secured Swap Counterparty”); provided that within 30 days (or such later date consented to by the Collateral Agent) of the later of the date hereof and the time that any transaction relating to such Hedging Obligation is executed, the Secured Swap Counterparty party thereto or the Issuer shall have delivered written notice to the Collateral Agent that such a transaction has been entered into in compliance with this Indenture together with a signed Collateral Trust Accession, and thereafter such transaction shall constitute “Secured Obligations” under this Indenture.

APPENDIX H

DESCRIPTION OF THE NEW SECOND LIEN NOTES

SEE ATTACHED

DESCRIPTION OF THE SECOND LIEN NOTES

Postmedia Network Inc. will issue the Notes under the indenture to be dated as of the closing date of this Offering (the “Indenture”) among itself, the Guarantors, a trustee to be determined by the Company, as trustee (the “Trustee”), and a collateral agent to be determined by the Company, as collateral agent (the “Collateral Agent”).

The issuance of Notes in this offering will be limited to the US Equivalent of $115.5 million. Following the Issue Date, additional notes may be issued under the Indenture (the “Additional Notes”) from time to time after this offering, subject to compliance with the restrictions set forth under the Indenture, including the covenants described below under the caption “– Certain covenants – Limitation on indebtedness and issuance of Disqualified Stock” and “– Certain covenants – Limitation on liens”. Any Additional Notes will be part of the same series as the Notes offered hereby and will vote on all matters as a single series with the Notes offered in this offering. The Additional Notes may be issued only if the Additional Notes are fungible with the Notes for U.S. federal income tax purposes or are issued under a separate CUSIP or other identification number.

This “Description of the Notes” is intended to be a useful overview of the material provisions of the Notes, the Indenture, the Collateral Documents and the Collateral Trust and Agency Agreement. Since this “Description of the Notes” is only a summary, you should refer to the Indenture, the Collateral Documents and the Collateral Trust and Agency Agreement for a complete description of the obligations of the Company and your rights. The Company will make copies of the Indenture, the Collateral Documents and the Collateral Trust and Agency Agreement available to the Holders and to prospective investors upon request.

You will find the definitions of capitalized terms used in this description under the heading “– Certain definitions.” For purposes of this description, references to the “Company,” “we”, “our” and “us” refer only to Postmedia Network Inc. and not to its subsidiaries. “PNCC” refers only to Postmedia Network Canada Corp. and not to any of its subsidiaries. Certain defined terms used in this description but not defined herein have the meanings assigned to them in the Indenture. For purposes of this “Description of the Notes,” all dollar amounts presented are in Canadian dollars unless otherwise specified.

General

The Notes

The Notes will:

●	be secured obligations of the Company;

●

be secured by second-priority Liens, subject to Permitted Liens, in substantially all of the assets (other than, to the extent any ABL Facility is in place in the future, ABL Collateral) now owned or hereafter acquired by the Company, with the First Lien Notes being secured by first-priority Liens on such assets;

●

to the extent any ABL Facility is in place in the future, will be secured by third-priority Liens, subject to Permitted Liens, in the ABL Collateral of the Company (which Collateral will secure such ABL Facility on a first-priority basis and the First-Lien Notes on a second-priority basis);

●

rank senior in right of payment to all existing and future Subordinated Obligations of the Company and equally in right of payment to all Indebtedness of the Company that is not expressly subordinated in right of payment to the Notes;

●

to the extent any ABL Facility is in place in the future, will be effectively senior to any of such ABL Obligations to the extent of the value of the Notes Collateral that secures such ABL Obligations on a third-priority basis;

●

be effectively subordinated to the Company’s First-Lien Notes Obligations to the extent of the value of the Notes Collateral that secures the First-Lien Notes Obligations on a first-priority basis and, if any ABL Facility is in place in the future, to the extent of the value of the ABL Collateral that secures the First-Lien Notes Obligations on a second-priority basis;

●

to the extent any ABL Facility is in place in the future, will be effectively subordinated to such ABL Obligations to the extent of the value of the ABL Collateral that secures such ABL Obligations on a first-priority basis;

●

effectively rank equally with certain Hedging Obligations and cash management obligations, which obligations will be secured under the Collateral Documents pursuant to the Collateral Trust and Agency Agreement;

●	be structurally subordinated to obligations of any future subsidiaries of PNCC that are not Guarantors;

●	be effectively senior to all of the Company’s existing and future senior unsecured Indebtedness to the extent of the value of the Collateral (after giving effect to any senior Lien on the Collateral);

●

be unconditionally guaranteed on a senior secured basis by PNCC and by 1576626, 7731558 and by each other existing and future Restricted Subsidiary of the Company (collectively, the “Subsidiary Guarantors” and, together with PNCC, the “Guarantors”), as further described below under “–General – The Guarantees”, which guarantees will have the same ranking and priority as the Notes; and

●	be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest, amortization and maturity

The Notes will:

●	not be subject to any required amortization payments; and

●	mature on July 15, 2023 (the “Maturity Date”).

Interest

Interest on the Notes will:

●

accrue at the Company’s option at the rate of 10.25% per annum if paid in cash, or 11.25% if paid in kind (“PIK Interest”), provided that no cash interest shall be payable unless permitted by the terms of any First Lien Notes outstanding at the time of payment;

●	accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

●	be payable semi-annually in arrears in equal installments on January 31 and July 31 of each year (each an “Interest Payment Date”), commencing on January 31, 2016;

●	be payable to Holders of record as of January 15 or July 15, as applicable, immediately preceding the related Interest Payment Date; and

●	be computed on the basis of a 365 day or 366 day year, as applicable, and the actual number of elapsed days in that period.

Notwithstanding the foregoing, if any such Interest Payment Date would otherwise be a day that is not a Business Day, then the interest payment will be postponed to the next succeeding Business Day. If the maturity date of the Notes is a day that is not a Business Day, all payments to be made on such day will be made on the next succeeding Business Day, with the same force and effect as if made on the maturity date. In either of such cases, no additional interest will be payable as a result of such delay in payment. The rates of interest under the Indenture are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under any Note or under the Indenture.

Interest Paid in Kind

The obligations to pay PIK Interest at maturity shall be evidenced by increasing the principal amount of the outstanding Notes or by issuing additional Notes in an aggregate principal amount equal to the amount of interest then payable and otherwise due with respect to such Notes (“PIK Notes”), rounded up to the nearest whole dollar.

Interest shall accrue on PIK Notes issued pursuant to the indenture from and include the date of issuance of such PIK Notes. Any such PIK Notes shall be issued on the same terms as the Notes, and shall constitute part of the same series of securities as the Notes, and will vote together with all other outstanding Notes as one class on all matters with respect to the Notes. All references to the Notes herein shall include any PIK Notes.

Methods of Receiving Payments on the Notes

So long as the book-entry system is in effect and the Notes are represented by one or more Global Notes, all payments of interest, premium (if any) and principal on the Notes will be made through the Trustee as paying agent to the depository or its nominee for subsequent payment to beneficial owners in the manner indicated under “–Same Day Settlement and Payment; Notices.” In the event that the book-entry system is no longer in effect and definitive certificates representing the Notes are issued, such payment will be made through the Trustee or any paying agent.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent (the “Paying Agent”) and registrar under the Indenture. The Company may change the paying agent or registrar without prior notice to the Holders of the Notes, and the Company or any of its Restricted Subsidiaries may act as paying agent or registrar.

Transfer and exchange

A Holder may transfer or exchange Notes in accordance with the provisions of the Indenture. The registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of the Notes. No service charge will be imposed by the Company, the Trustee or the registrar for any registration of transfer or exchange of Notes, but the Company may require a Holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture on transfer or exchange. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes subject to the Company’s obligation to withhold any taxes and to pay any Additional Amounts, in each case, as described under the subheading “–Additional Amounts”. The registered holders of the Notes are those that own Notes registered in their own names on the books the Trustee maintained for this purpose, and not those who own beneficial interests in the Notes registered in street name or in Notes issued in book-entry form through one or more depositories. Subject to the foregoing, only registered Holders will have rights under the Indenture. Owners of beneficial interests in the Notes should read the information contained under the subheading “–Depository Procedures, Book-Entry, Delivery and Form”.

Additional amounts

The Company and each Guarantor is required to make all its payments under or with respect to the Notes and the Guarantees, as applicable, free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) imposed or levied by or on behalf of the government of Canada or any political subdivision or any authority or agency therein or thereof having power to tax, or any other jurisdiction in which the Company or any Guarantor is resident for tax purposes, or any jurisdiction from or through which payment is made on behalf of the Company (each a “Relevant Taxing Jurisdiction”), unless the Company or the Guarantor as applicable is required to withhold or deduct Taxes by law or by the interpretation or administration thereof.

If the Company or a Guarantor is so required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, the Company or the Guarantor as applicable will be required to pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by a Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to (1) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, partner, member or shareholder of, or possessor of power over the relevant Holder or beneficial owner, if the relevant Holder or beneficial owner is an estate, nominee, trust, partnership or corporation) and the Relevant Taxing Jurisdiction (including, without limitation, being a citizen or resident, domicile or national of, incorporated in or carrying on a business or having a permanent establishment in the Relevant Taxing Jurisdiction in which such Taxes are imposed), other than the mere receipt of such payment or the ownership or holding outside of Canada of such Note; (2) any estate, inheritance, gift, sales, excise, transfer, value added, personal property tax or similar tax, assessment or governmental charge; (3) any Taxes payable otherwise than by deduction or withholding from payments on the Notes; or (4) any Taxes imposed because the relevant Holder or beneficial owner of the Note fails to complete, execute and deliver to the Company any form or document to the extent applicable to such Holder or beneficial owner that may be required by law (including any applicable tax treaty) or by reason of administration of such law by a governmental authority of the appropriate Relevant Taxing Jurisdiction and which is reasonably requested in writing to be delivered to the Company or the Guarantor in order to enable the Company or the Guarantor, as applicable, to make payments on the Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount, which form or document shall be delivered within 60 days of receipt of a written request therefor by the Company or the Guarantor; nor will the Company or the Guarantor pay Additional Amounts (a) if the payment could have been made without such deduction or withholding if the Note had been presented for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder or beneficial owner would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period); (b) to any Holder or beneficial owner of the Notes with respect to any Taxes that are imposed because that Holder or beneficial owner does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) with the Company or a Guarantor at the time of making such payments; (c) with respect to any payment of principal of, or premium, if any, on or interest on such Note to any Holder who is a fiduciary, partnership or limited liability company or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of such Note; or (d) to any Holder or beneficial owner of the Notes with respect to any Taxes that are imposed because the Holder or beneficial owner is a “specified non-resident shareholder” of the Company or a non-resident person who was not dealing at arm’s length with a “specified shareholder” of the Company for the purposes of subsection 18(5) of the Income Tax Act (Canada); or (e) any combination of items (1) through (4) and (a) through (c) above.

The Company or the Guarantor, as applicable, will pay the amount withheld or deducted to the relevant governmental authority on a timely basis in accordance with applicable law. As soon as practicable, the Company or the Guarantor, as applicable, will provide the Trustee with official receipts or other documentation satisfactory to the Trustee evidencing the payment of the Taxes with respect to which Additional Amounts are paid.

Where Tax is payable pursuant to Regulation 803 of the Income Tax Act (Canada) by a Holder or beneficial owner of Notes in respect of any amount payable under the Notes or Guarantee to the Holder (other than by reason of a transfer of the Notes to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of such Act), but no Additional Amount is paid in respect of such Tax, the Company and the Guarantors will pay as or on account of interest to the Holder an amount equal to such Tax within 45 days after receiving from the Holder a notice containing reasonable particulars of the Tax so payable, provided such Holder or beneficial owner would have been entitled to receive Additional Amounts on account of such Tax (and only to the extent of such Additional Amounts that such Holder or beneficial owner would have been entitled to receive) but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes.

Whenever in the Indenture there is mentioned, in any context:

(1)	the payment of principal;

(2)	purchase prices in connection with a purchase of Notes;

(3)	interest; or

(4)	any other amount payable on or with respect to any of the Notes,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Company and the Guarantors shall indemnify a Holder, within 30 Business Days after written demand therefor, for the full amount of any Taxes paid by such Holder to a governmental authority of a Relevant Taxing Jurisdiction, on or with respect to any payment by on or account of any obligation of the Company or a Guarantor to withhold or deduct, for which it did not withhold or deduct, an amount on account of Taxes for which the Company or a Guarantor would have been obliged to pay an Additional Amount hereunder and any penalties, interest and reasonable expenses arising therefrom or with respect thereto. To the extent any Holder receives a refund or credit for any Additional Amount or other amount for which the Company or a Guarantor has made an indemnity or gross-up payment hereunder, it shall return the amount so indemnified to the extent of the refund or credit.

The Company will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise from the execution, delivery, enforcement or registration of the Notes, the Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes (other than Taxes that are excluded from the Additional Amounts as provided above), and the Company will agree to indemnify the Holders for any such taxes paid by such Holders.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to the Company is a resident or any political subdivision or taxing authority or agency thereof or therein.

Mandatory redemption; open market purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes.

The Company and its Affiliates may acquire Notes at any time and from time to time by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Optional redemption

The Company may, at its option, redeem all or part of the Notes at any time after the First Lien Notes have been repaid in full, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the face amount of the Notes plus accrued and unpaid interest on such amount, but without bonus, premium or penalty.

Redemption procedures

The Company shall provide notice of any optional redemption to the Holders at least 30 and not more than 60 days’ prior to the applicable redemption date mailed by first-class mail to each Holder’s registered address. Notwithstanding the foregoing, redemption notices may be mailed or otherwise provided more than 60 days prior to a redemption date if such notice is issued in connection with the discharge of the obligations of the Company and the Guarantors under the Notes pursuant to the Company’s exercise of the defeasance or satisfaction and discharge provisions under the Indenture. Any notice may be conditional on the closing of a financing or other arrangement for which proceeds are being used for the redemption.

If a redemption date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date.

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on as nearly a pro rata basis as possible (subject to such rounding as the Trustee may determine so that Notes are redeemed in whole increments of US$1,000 and no Note of US$2,000 in original principal amount or less will be redeemed in part). If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

Offer to Repurchase Upon Change of Control

If a Change of Control occurs, unless the Company has exercised its right to redeem all of the Notes pursuant to the provisions described under “Optional Redemption”, and subject in all cases to the prior redemption in full of all First Lien Notes after the occurrence of such Change of Control, each Holder will have the right to require the Company to repurchase all or any part (in integral multiples of $1,000 except that no Note may be tendered in part if the remaining principal amount would be less than $2,000) of such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to, but excluding, the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date).

Within 30 days following any Change of Control or following the redemption in full of all First Lien Notes after the occurrence of such Change of Control, whichever is later, and unless the Company has exercised its right to redeem all of the Notes pursuant to provisions described under “Optional Redemption”, the Company will mail a notice (the “Change of Control Offer”) to each Holder at the address appearing in the security register, with a copy to the Trustee, stating:

(1)

that a Change of Control Offer is being made and that such Holder has the right to require the Company to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to, but excluding, the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant Interest Payment Date) (the “Change of Control Payment”);

(2)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”);

(3)	the procedures determined by the Company, consistent with the Indenture, that a Holder must follow in order to have its Notes repurchased;

(4)	that any Notes not tendered will continue to accrue interest in accordance with the terms of the Indenture;

(5)

that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(6)

that Holders will be entitled to withdraw their election if the Depository or Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Notes delivered for purchase and a statement that such Holder is unconditionally withdrawing its election to have such Notes purchased;

(7)

that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to US$2,000 in principal amount or an integral multiple of US$1,000 in excess thereof; and

(8)	the other instructions, as determined by the Company, consistent with this section, that a Holder must follow.

The notice, if mailed in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. If (A) the notice is mailed in a manner herein provided and (B) any Holder fails to receive such notice or a Holder receives such notice but it is defective, such Holder’s failure to receive such notice or such defect shall not affect the validity of the proceedings for the purchase of the Notes as to all other Holders that properly received such notice without defect.

On or before the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes (equal to $2,000 or larger integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3)

deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The Paying Agent will promptly pay to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of US$2,000 or larger integral multiples of US$1,000.

If the Change of Control Payment Date is on or after an interest Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest, if any, will be paid on the relevant Interest Payment Date to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest will be payable to Holders who tender pursuant to the Change of Control Offer.

The Company will not be required to make a Change of Control Offer upon a Change of Control if:

(1)

a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer; or

(2)

a notice of redemption for all of the outstanding Notes has been given pursuant to the Indenture unless and until there is a default in payment of the applicable redemption price, plus accrued and unpaid interest to, but excluding, the proposed redemption date.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control and the prior redemption in full of all First Lien Notes, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of applicable securities laws with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of applicable securities laws conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and will not be deemed to have breached its obligations under the Indenture by virtue of the conflict. In addition, the Company will not be deemed to have breached its obligations described in the Indenture if it does not make a Change of Control Offer to holders resident outside of Canada or the United States.

Other than as specifically provided in this covenant, any purchase pursuant to this covenant shall be made pursuant to the provisions described under “Redemption Procedures”.

Guarantees Ranking

The Guarantors will, jointly and severally, unconditionally guarantee, on a senior secured basis, the Company’s obligations under the Notes and all obligations under the Indenture. Each Guarantee will have the same ranking (with respect to the Collateral or otherwise) as described above under “General” with respect to the Notes.

As of the Issue Date, the Guarantors will be PNCC, 1576626 and 7731558. Thereafter Subsidiaries will be required to guarantee the Notes as provided under “– Certain covenants – Future guarantors”. The Guarantors will agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under the Guarantees.

The Company will be permitted to designate some of its Subsidiaries as “Unrestricted Subsidiaries”. The effect of designating a Subsidiary as an “Unrestricted Subsidiary” will be:

●	an Unrestricted Subsidiary will not be subject to many of the restrictive covenants in the Indenture;

●	a Subsidiary that has previously been a Subsidiary Guarantor and that is designated an Unrestricted Subsidiary will be released from its Guarantee; and

●

the assets, income, cash flow and other financial results of an Unrestricted Subsidiary will not be consolidated with those of the Company for purposes of calculating compliance with the restrictive covenants contained in the Indenture except to the extent expressly permitted therein.

The Indenture will provide that each Guarantee by a Subsidiary Guarantor will be automatically and unconditionally released and discharged, and each Subsidiary Guarantor and its obligations under its Guarantee, the Indenture, the Collateral Documents and the Collateral Trust and Agency Agreement will be released and discharged, upon:

(1)

any sale, exchange or transfer (by merger or otherwise) of Capital Stock of such Subsidiary Guarantor following which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary or all or substantially all the assets of such Subsidiary Guarantor (other than by lease), which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture and all the obligations of such Subsidiary Guarantor in respect of all Indebtedness of the Company and the Guarantors terminate upon consummation of such transaction;

(2)	the release or discharge of the Guarantor from its guarantee of all Priority Indebtedness (other than by reason of the repayment and termination of all Priority Indebtedness);”

(3)	if such Subsidiary Guarantor is dissolved or liquidated in accordance with the provisions of the Indenture;

(4)	the designation of any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or

(5)

the exercise by the Company of its legal defeasance option or covenant defeasance option as described under “–Legal defeasance and covenant defeasance” or the discharge of the Company’s obligations under the Indenture in accordance with the terms of the Indenture.

Collateral and Collateral Documents

The Notes and Guarantees will be secured by:

●

second-priority Liens ranking equally with Secured Swap Obligations relating to Currency Agreements in respect of the Notes and Banking Services Obligations that are secured by Liens of equal rank, subject to Permitted Liens, in the Notes Collateral, which consists of substantially all of the property and assets of the Company and the Guarantors (other than Excluded Assets and, if any ABL Facility is in effect, ABL Collateral) and including: (i) intellectual property and intellectual property licenses; (ii) equipment; (iii) investment property other than Cash Equivalents, including all Capital Stock of the Company and each Subsidiary owned directly by the Company or any Guarantor; (iv) fixtures; (v) chattel paper, documents of title, intangibles (other than intellectual property), instruments and commercial tort claims not relating to ABL Collateral and guarantees and collateral security with respect to property otherwise constituting Notes Collateral; (vi) certain owned and leased real property (subject the requirements set out in “Certain covenants with respect to the Collateral” below); and (vii) the property and assets of the Company and the Guarantors described in the proviso set forth in the following paragraph; and

●	third-priority Liens ranking equally with Secured Swap Obligations relating to Currency Agreements in respect of the Notes and Banking Services Obligations that are secured by Liens of equal rank, subject to (x) the first-priority Liens securing any ABL Obligations and (y) other Permitted Liens, in substantially all of the following assets of the Company and the Guarantors (other than Excluded Assets) (the “ABL Collateral”): (i) accounts; (ii) inventory; (iii) deposit accounts; (iv) money; (v) securities accounts; (vi) Cash Equivalents; (vii) chattel paper, documents of title, intangibles (other than intellectual property), instruments and commercial tort claims to the extent (and only to the extent) relating to the foregoing; (viii) supporting obligations (including letter of credit rights) to the extent (and only to the extent) relating to the foregoing; (ix) books and records relating to the foregoing; (x) guarantees, collateral security, insurance policies and insurance claims, claims for expropriation and condemnation or similar awards, in each case with respect to property otherwise constituting ABL Collateral and (xi) proceeds of ABL Collateral that would otherwise constitute Notes Collateral arising following the bankruptcy or insolvency of the Company or any Guarantor or the exercise of certain remedies under the ABL Facility; provided that the ABL Collateral will not include (1) accounts constituting proceeds of the sale of Notes Collateral and insurance policies and insurance claims, claims for expropriation and condemnation or similar awards, in each case with respect to Notes Collateral, (2) certain Collateral Accounts established for the purpose of holding proceeds of Notes Collateral (3) cash and Cash Equivalents constituting proceeds of Notes Collateral or of the investment thereof held in a Collateral Account (or, under certain circumstances, pending deposit into such Collateral Account) and (4) proceeds of Notes Collateral that would otherwise constitute ABL Collateral arising following the bankruptcy or insolvency of the Company or any Guarantor or the exercise of certain remedies under the ABL Facility.

The ABL Collateral will be pledged as collateral on a first-priority basis to secure any Obligations of the Company and the Guarantors under any future ABL Facility and on a second-priority basis to secure the Obligations of the Company and the Guarantors under any Priority Indebtedness. The Notes Collateral will be pledged as collateral on a first-priority basis to secure the Obligations of the Company and the Guarantors under any Priority Indebtedness and on a third-priority basis to secure the Obligations of the Company and the Guarantors under any future ABL Facility. On the Issue Date, all First Lien Material Real Property and all First Lien Material Leases will be required to be subject to a mortgage lien. Such owned and leased real properties to be subject to a mortgage lien that form a portion of the Collateral are referred to, individually and collectively, as the “Premises” in this Description of the Notes.

The First Lien Notes, any permitted ABL Facility, any permitted Secured Swap Obligations and Banking Service Obligations, permitted First-Lien Obligations and permitted Second Lien Secured Obligations shall all be secured under the same set of Collateral Documents and be subject to the Collateral Trust and Agency Agreement. On the Issue Date, the only Indebtedness secured by the Collateral Documents will be the Notes and the First Lien Notes.

Excluded Assets

The Collateral will exclude any property and assets (“Excluded Assets”) that are excluded as collateral under the terms of any Priority Indebtedness, including the First Lien Notes. In the event no Priority Indebtedness is outstanding, the Collateral will exclude, without limitation:

(1)

any contract or agreement (other than a contract or agreement that is the whole of an account or chattel paper for money due or to become due) to the extent that the terms of such contract or agreement prohibit or require the consent of a third party as a condition to the creation of any security interest on the Company’s or any Guarantor’s interest thereunder and such consent has not been obtained; provided, that, if at any time the grant of a security interest in any such contract or agreement shall no longer be prohibited or consent to the creation of a security interest therein has been obtained, then the Company or the applicable Guarantor shall at such time be deemed to have granted a security interest in such contract or agreement; provided, further, that, unless and until the consent to the creation of a security interest is obtained, the Company or the applicable Guarantor shall, to the extent it may do so at law or pursuant to the provisions of the applicable contract or agreement, hold all benefit to be derived from such contracts or agreements in trust for the Collateral Agent as additional security for payment of the obligations described therein as being secured thereby; and provided, further, that in the case of any such contract or agreement that is material to the business of the Company or a Guarantor, it will use commercially reasonable efforts to obtain the necessary third party consent to the granting of the security interest, and upon obtaining such consent, the contract or agreement will constitute Collateral;

(2)

the last day of any term reserved by any real property, lease, written or unwritten, or any agreement to lease real property, in existence on the Issue Date or subsequently acquired by the Company or the Guarantors;

(3)	any real property that is not otherwise Material Real Property; and

(4)

any Trademark application filed in the United States Patent and Trademark Office on the basis of any Grantor’s “intent to use” such mark and for which a form evidencing use of the mark has not yet been filed with the United States Patent and Trademark Office, to the extent that granting a security interest in such Trademark application prior to such filing would adversely affect the enforceability or validity of such Trademark application or any registration that issues therefrom under applicable federal law.

We may not have granted or taken actions required to perfect the security interests in the assets of the type constituting Collateral by the Issue Date.

Use and release of collateral

Unless an Event of Default shall have occurred and be continuing and subject to certain terms and conditions, the Company and the Guarantors will be entitled to exercise any voting and other consensual rights pertaining to all Capital Stock pledged pursuant to the Collateral Documents and to remain in possession and retain exclusive control over the Collateral (other than as set forth in the Collateral Documents), to operate the Collateral, to alter or repair the Collateral and to collect, invest and dispose of any income thereon.

Release of Collateral. The Indenture provides that the Liens on the Collateral securing the Notes will automatically and without the need for any further action by any Person be released:

(1)	in whole or in part, as applicable, as to all or any portion of property subject to such Liens which has been taken by eminent domain, condemnation or other similar circumstances;

(2)	in whole upon:

(i)	satisfaction and discharge of the Indenture as set forth below under “–Satisfaction and discharge”; or

(ii)	a legal defeasance or covenant defeasance of the Indenture as described below under “–Legal defeasance and covenant defeasance”;

(3)

in part, as to any property constituting Collateral that (a) is sold, transferred or otherwise disposed of by the Company or any Guarantor (other than to the Company or another Guarantor) in a transaction not prohibited by the Indenture or the Collateral Documents at the time of such sale, transfer or disposition or (b) is owned or at any time acquired by a Guarantor that has been released from its Guarantee in accordance with the Indenture, concurrently with the release of such Guarantee (including in connection with the designation of a Subsidiary Guarantor as an Unrestricted Subsidiary);

(4)

in whole or in part, as applicable, with the consent of Holders of 66 2/3% in aggregate principal amount of Notes (including without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, Notes);

(5)

in part upon the release of the same Collateral under the terms of all outstanding Priority Indebtedness (with such release occurring automatically without further consent required from the holders of Notes); provided that such release is not in connection with a repayment and termination of all Priority Indebtedness in full; and

(6)	in part, in accordance with the applicable provisions of the Collateral Documents and the Collateral Trust and Agency Agreement;

provided, that, in the case of any release in whole pursuant to clause (2) above, all amounts owing to the Trustee and the Collateral Agent under the Indenture, the Notes, the Guarantees, the Collateral Documents and the Collateral Trust and Agency Agreement have been paid.

The mechanics for releasing all Collateral shall be governed by, and set forth in, the Collateral Trust and Agency Agreement, which shall require an officer’s certificate and an opinion of counsel to the Company confirming that the release is permitted.

Certain limitations on the Collateral. The right of the Collateral Agent to take possession and dispose of the Collateral following an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy or other insolvency proceeding were to be commenced by or against the Company or the Guarantors prior to the Collateral Agent having taken possession and disposed of the Collateral. Under the Bankruptcy and Insolvency Act (the “BIA”) and the Companies’ Creditors Arrangement Act (the “CCAA”), a secured creditor may be prohibited from enforcing its security against a debtor in a bankruptcy or other insolvency case, or from disposing of collateral taken from such debtor, without court approval. Moreover, Canadian law permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such Collateral) even though the debtor is in default under the applicable debt instruments. Under Canadian bankruptcy and insolvency statutes, a court may grant an order authorizing interim financing which ranks in priority to the claim of any other secured creditor of the debtor. In such a circumstance, the court must consider a number of factors including whether any creditor may be materially prejudiced. Courts under the CCAA have broad discretion, and may utilize this discretion to order (in the Initial Order that commences proceedings under the CCAA, or in subsequent orders), that the collateral held by a secured creditor is not to be diminished during the CCAA proceedings. The Court may provide protections in the face of material prejudice. However, this power is discretionary, and we cannot predict when, or whether, the Collateral Agent under the Indenture for the Notes could realize upon the Collateral, or whether, or to what extent, Holders of Notes would be compensated for any delay in payment or loss of value of the Collateral.

Furthermore, in the event that the value of the Collateral (after giving effect to any prior Liens) is not sufficient to repay all amounts due on the Notes and any other Second Lien Secured Obligations, the holders of the Notes and such other Second Lien Secured Obligations would hold secured claims to the extent of the value of the Collateral, and would hold unsecured claims with respect to any shortfall. In addition, if the Company or the Guarantors were to become the subject of a bankruptcy case, the court, among other things, may void certain pre-filing transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be transfers at undervalue, preferences or fraudulent conveyances.

Collateral Trust and Agency Agreement

On the Issue Date, the Collateral Agent, the Trustee, as trustee under the First Lien Notes, the Company and the Guarantors will enter into the Collateral Trust and Agency Agreement pursuant to which the Collateral Agent will enter into the Collateral Documents and hold the Collateral for the benefit of the Secured Parties. Holders will be deemed to have agreed and accepted the terms of the Collateral Trust and Agency Agreement by their acceptance of the Notes.

Ranking.    Pursuant to the Collateral Trust and Agency Agreement, (i) Priority Indebtedness shall rank first in priority on the Notes Collateral and second in priority after any ABL Obligations on the ABL Collateral, (ii) the Obligations under the Notes together with all other Second Lien Secured Obligations shall rank second in priority after the Priority Indebtedness on the Notes Collateral and third in priority after any ABL Obligations and the Priority Indebtedness on the ABL Collateral and (iii) the ABL Obligations shall rank first in priority on the ABL Collateral and third in priority on the Notes Collateral after the Priority Indebtedness and the Second Lien Secured Obligations.

Enforcement and Standstill.    If the Collateral Agent at any time receives written notice from a Secured Debt Representative stating that any event has occurred that constitutes a default under any Secured Debt Document and which entitles the Collateral Agent to foreclose upon, collect or otherwise enforce its security interests thereunder, the Collateral Agent will promptly deliver written notice thereof to each other Secured Debt Representative.

Thereafter, the Collateral Agent may await direction by an Act of Instructing Secured Parties and will act, or decline to act, as directed by an Act of Instructing Secured Parties, in the exercise and enforcement of the Collateral Agent’s interests, rights, powers and remedies in respect of the Collateral or under the Collateral Documents or applicable law and, following the initiation of such exercise of remedies, the Collateral Agent will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Instructing Secured Parties. Unless it has been directed to the contrary by an Act of Instructing Secured Parties, the Collateral Agent in any event may (but will not be obligated to) take or refrain from taking such action with respect to any event of default under any Secured Debt Document as it may deem advisable and in the best interest of the Secured Parties.

At any time that there are ABL Obligations outstanding, the ABL Lenders will, until the expiry of a standstill period of 180 days as more particularly described in the Collateral Trust and Agency Agreement, have the exclusive right to Authorize and direct the Collateral Agent through an Act of Instructing Secured Parties, or as otherwise provided in the Collateral Trust and Agency Agreement, with respect to the ABL Collateral and the provisions of the Collateral Documents relating thereto, and, subject to certain limited exceptions, no Priority Lien Representative or holder of Priority Indebtedness or Second Lien Representative or holder of Second Lien Secured Obligations may authorize or direct the Collateral Agent with respect to such matters.

At any time that there is Priority Indebtedness (other than Secured Swap Obligations and/or Banking Services Obligations) outstanding, the holders of Priority Indebtedness will, until the expiry of a standstill period of 180 days as more particularly described in the Collateral Trust and Agency Agreement, have the exclusive right to authorize and direct the Collateral Agent through an Act of Instructing Secured Parties, or as otherwise provided in the Collateral Trust and Agency Agreement, with respect to the Notes Collateral (or, if there are no ABL Obligations, all Collateral) and the provisions of the Collateral Documents relating thereto, and, subject to certain limited exceptions, no ABL Agent or ABL Lender or Second Lien Representative or holder of Second Lien Secured Obligations may authorize or direct the Collateral Agent with respect to such matters.

Following the discharge of all Priority Indebtedness (other than Secured Swap Obligations and/or Banking Services Obligations), the holders of Second Lien Secured Obligations will have the exclusive right to authorize and direct the Collateral Agent through an Act of Instructing Secured Parties, or as otherwise provided in the Collateral Trust and Agency Agreement, with respect to the Notes Collateral (or, if there are no ABL Obligations, all Collateral) and the provisions of the Collateral Documents relating thereto.

Application of Proceeds of Realization.  The Collateral Trust and Agency Agreement provides that if any Collateral is sold or otherwise realized upon by the Collateral Agent in connection with any foreclosure, collection or other enforcement of security interests granted to the Collateral Agent in the Collateral Documents, the proceeds received by the Collateral Agent from such foreclosure, collection or other enforcement, will be distributed by the Collateral Agent as follows:

(1)	with respect to proceeds of any ABL Collateral in the following order of application:

first, to the payment of all reasonable costs and expenses incurred by the Collateral Agent and any ABL Agent in connection with the collection of proceeds from the sale of any Collateral or otherwise in connection with the ABL Facility (including all existing claims for indemnification thereunder) including all court costs and the reasonable fees and expenses of their agents and legal counsel, the repayment of all advances made by the ABL Agent on behalf of the Company or any Guarantor and any other reasonable costs or expenses incurred in connection with the exercise of any right or remedy of the ABL Agent and the ABL Lenders;

second, to the ABL Agent for application to the ABL Obligations in accordance with the ABL Facility;

third, to the respective Priority Lien Representatives for application to the Priority Indebtedness on a pari passu basis in the manner set forth in the Secured Debt Documents governing such Priority Indebtedness fourth, to the respective Second Lien Representatives for application to the Second Lien Secured Obligations in the manner set forth in the agreements and documents governing such Second Lien Secured Obligations; and

fifth, to the extent of the balance of such proceeds after application in accordance with clauses first, second, third and fourth above, to the Company or the applicable Guarantor, their successors or assigns, or as a court of competent jurisdiction may otherwise direct, and

(2)	with respect to proceeds of any Notes Collateral in the following order of application:

first, to the payment of all reasonable costs and expenses incurred by the Collateral Agent and any Priority Lien Representative in connection with the collection of proceeds from the sale of any Notes Collateral or otherwise in connection with the Secured Debt Documents governing the Priority Indebtedness (including all existing claims for indemnification thereunder) including all court costs and the reasonable fees and expenses of their agents and legal counsel, the repayment of all advances made by any Priority Lien Representative on behalf of the Company or any Guarantor and any other reasonable costs or expenses incurred in connection with the exercise of any right or remedy of the Priority Lien Representatives and the holders of Priority Indebtedness;

second, to the respective Priority Lien Representatives for application to the Priority Indebtedness on a pari passu basis in the manner set forth in the Secured Debt Documents governing such Priority Indebtedness;

third, to the respective Second Lien Representatives for application to the Second Lien Secured Obligations in the manner set forth in the agreements and documents governing such Second Lien Secured Obligations;

fourth, if applicable, to the to the ABL Agent for application to the ABL Obligations in accordance with the ABL Facility; and

fifth, to the extent of the balance of such proceeds after application in accordance with clauses first, second, third and fourth above, to the Company or the applicable Guarantor, their successors or assigns, or as a court of competent jurisdiction may otherwise direct.

Voting.    In connection with any matter under the Collateral Trust and Agency Agreement requiring a vote of Secured Parties, the amount of Obligations to be voted by a Secured Party will equal the Exposure of such Secured Party which shall be calculated as follows:

(1)

with respect to the ABL Facility, (a) if the Company or the relevant Guarantor can satisfy all conditions to borrowing at such time under the ABL Facility, without waiver or other action from any Secured Party party thereto, all committed undrawn amounts under such agreement shall be included in the calculation of such Exposure (excluding the commitments of any defaulting lender or of any lender that has indicated in writing to the Company or relevant Guarantor an unwillingness to fund or advance amounts thereunder), otherwise only drawn and outstanding amounts shall be included in the calculation of such Exposure; and (b) the face amount of all bankers’ acceptances (and like instruments), letters of guarantee and issued but undrawn letters of credit shall be included in calculating the Exposure under the ABL Facility;

(2)

with respect to the Indenture and the First Lien Indenture, if an enforcement notice has been delivered to the Collateral Agent, all make-whole amounts and other premiums (if any) plus any accrued interest thereunder shall be included in calculating the Exposure of the applicable Secured Parties;

(3)

with respect to any Secured Swap Obligations, (a) prior to the issuance of an enforcement notice thereunder, the Exposure under any Interest Rate Agreement, Currency Agreement or Commodity Agreement shall be deemed to be nil for voting purposes and the Secured Swap Counterparty shall no have no voting rights; and (b) if after the delivery of an enforcement notice thereunder, all amounts due on early termination of such Interest Rate Agreement, Currency Agreement or Commodity Agreement shall be included in calculating such Exposure under such Interest Rate Agreement, Currency Agreement or Commodity Agreement if any event has occurred that causes such Interest Rate Agreement, Currency Agreement or Commodity Agreement to terminate prior to its maturity date (a “Termination Event”) but, for greater certainty, prior to a Termination Event no “mark to market” amount shall be included in such calculation;

(4)

with respect to any Banking Services Obligations, (a) prior to the issuance of an enforcement notice thereunder, the Exposure under any Secured Debt Documents governing such Banking Services Obligations shall be deemed to be nil for voting purposes and the Banking Services Provider shall have no voting rights; and (b) if after the delivery of an enforcement notice thereunder, all Banking Services Obligations shall be included in calculating such Exposure; and

(5)

where the Secured Party is the Company or any Guarantor or any Affiliate of the Company or any Guarantor, the Exposure attributable to such Secured Party shall be deemed to be nil and such Secured Party shall have no voting rights hereunder.

Additional Secured Debt.    The Indenture and the Collateral Documents will provide that Company and the Guarantors may, in addition to the ABL Obligations, the First Lien Obligations and the Obligations under the Notes, incur additional Priority Indebtedness (including by issuing additional notes under the First Lien Indenture and incurring Secured Swap Obligations (other than Secured Swap Obligations relating to Currency Agreements in respect of the Notes which shall constitute Second Lien Secured Obligations) and additional Second Lien Secured Obligations (including by issuing additional Notes under the Indenture and incurring Banking Services Obligations and Secured Swap Obligations relating to Currency Agreements in respect of the Notes), in each case to the extent permitted to be incurred under the covenants described below under “– Certain covenants – Limitation on indebtedness and issuance of Disqualified Stock” and “– Certain covenants – Limitation on Liens” and the other existing Secured Debt Documents at the time of such incurrence. All additional Priority Indebtedness will be pari passu with the First Lien Notes, will be guaranteed on a pari passu basis with the First Lien Notes by each Guarantor and will be secured equally and ratably with First Lien Obligations by Liens on the Collateral held by the Collateral Agent. All additional Second Lien Secured Obligations will be pari passu with the Notes, will be guaranteed on a pari passu basis with the Notes by each Guarantor and will be secured equally and ratably with the Obligations under the Notes by Liens on the Collateral held by the Collateral Agent. All additional Obligations incurred after the date of the Indenture may be designated by the Company and/or the Guarantors, as applicable, under the Collateral Trust and Agency Agreement as one, but not more than one, of ABL Obligations, Priority Indebtedness or Second Lien Secured Obligations. Any additional Secured Parties in respect of any additional Obligations incurred after the date of the Indenture shall execute and deliver a Collateral Trust Accession and become party to the Collateral Trust and Agency Agreement and be entitled to the benefits and bound by the terms thereof. The Collateral Agent will hold all Collateral in trust for the benefit of the Secured Parties from time to time in accordance with the terms and priorities set out in the Collateral Trust Agreement.

Release of Collateral Generally.  The Collateral Trust and Agency Agreement provides that the Company or any Guarantor may from time to time, request the release of all or any portion of the Collateral upon delivery to the Collateral Agent of the following:

(1)	an Officer’s Certificate from the Company confirming that:.

(i)	no Default or Event of Default has occurred or will result from such release;

(ii)

the release complies with the terms of the Secured Debt Documents, including, as a result of any consent or other approval that was required and has been obtained under such Secured Debt Documents permitting such release of Collateral; and

(iii)

to the extent such release of Collateral is required in connection with an Asset Disposition or a Recovery Event, the Net Available Cash from such Asset Disposition or Recovery Event has been or will be deposited in the Collateral Account to be applied in accordance with the Secured Debt Documents, and

(2)	an Opinion of Counsel confirming that:

(i)	the release complies with the terms of the Secured Debt Documents, including, as a result of any consent or other approval that was required and has been obtained under such Secured Debt Documents permitting such release of Collateral; and

(ii)	the Collateral Agent is authorized to effect the requested release of the Collateral in accordance with the Secured Debt Documents.

Upon receipt of the foregoing Officer’s Certificate and Opinion of Counsel, the Collateral Agent shall release the requested Collateral without the consent of any Secured Party and shall, at the request and expense of the Company and/or the relevant Guarantor, promptly execute and deliver to the Company or such Guarantor such deeds or other instruments as shall be required to release or re-convey to the Company or such Guarantor all of the released Collateral freed and discharged from the Liens granted by the Collateral Documents.

Proceeds of Collateral. Any Net Available Cash from an Asset Disposition of Collateral or a Recovery Event shall be deposited into the Collateral Account and the Collateral Agent shall release any such Net Available Cash from the Collateral Account as directed by the Company upon receipt of an Officer’s Certificate and an Opinion of Counsel confirming that such direction in respect of the Net Available Cash complies with the Secured Debt Documents.

Amendments to Secured Debt Documents. Each Secured Party shall be allowed to amend, or waive compliance with, any provisions of its Secured Debt Documents with the Company or any Guarantor, subject only in each case to any restrictions contained in such Secured Debt Documents. Notwithstanding the foregoing or any restrictions on amendment in the Secured Debt Documents, the Collateral Documents may be amended or provisions thereof may be waived pursuant to an Act of Instructing Secured Parties delivered by the requisite ABL Lenders (if there are any ABL Obligations outstanding) and the requisite holders of Priority Indebtedness (if there is any Priority Indebtedness outstanding), and if there is no Priority Indebtedness outstanding, the requisite holders of Second Lien Secured Obligations. No such amendment or waiver shall result in the release of any Collateral except in accordance with the terms of the Secured Debt Documents and the terms hereof.

Certain covenants with respect to the Collateral

The Collateral will be pledged pursuant to the Collateral Documents, which contain provisions relating to identification of the Collateral and the maintenance of perfected Liens therein. The following is a summary of some of the covenants and provisions set forth in the Collateral Documents and the Indenture as they relate to the Collateral.

Maintenance of collateral. The Collateral Documents, subject to certain exceptions, provide that the Company and the Guarantors shall maintain the Collateral that is material to the conduct of their respective businesses in good, safe and insurable operating order, condition and repair. The Indenture and/or the Collateral Documents, subject to certain exceptions, also provide that the Company and the Guarantors shall pay all real estate and other taxes, and maintain in full force and effect all material permits and certain insurance coverages.

After-acquired property. Upon the acquisition by the Company or any Guarantor after the Issue Date of any after-acquired assets, the company shall comply with any requirements for such assets under any Priority Indebtedness, and to the extent required take all such actions to ensure such assets form part of the Collateral under the Collateral Documents.

To the extent there is no Priority Indebtedness outstanding, upon (1) the acquisition by the Company or any Guarantor after the Issue Date of any after-acquired assets, including, but not limited to, any after-acquired Material Real Property or any equipment or fixtures which constitute accretions, additions or technological upgrades to the equipment or fixtures or any working capital assets that, in any such case, form part of the Collateral, or (2) the acquisition by the Company or any Guarantor after the Issue Date of any other additional assets out of the Net Cash Proceeds from any issuance of Additional Notes or other Indebtedness or in compliance with the covenant described below under “–Certain covenants – Limitation on sales of assets and subsidiary stock” the Company or such Guarantor shall execute and deliver, (i) with regard to any Material Real Property, the items described under “–Real estate mortgages and filings” below within 30 days of the date of such acquisition, and (ii) to the extent required by the Collateral Documents, any information, documentation, financing statements or other certificates and opinions of counsel as may be necessary to vest in the Collateral Agent a perfected security interest, subject only to Permitted Liens, in such after-acquired property (other than Excluded Assets) and to have such after-acquired property added to the Collateral, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such after-acquired property to the same extent and with the same force and effect.

Further assurances. To the extent required under the Indenture or any of the Collateral Documents, the Company and the Guarantors shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Collateral Agent, the Trustee or other Secured Debt Representative may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests and Liens created or intended to be created by the Collateral Documents in the Collateral. In addition, to the extent required under the Indenture or any of the Collateral Documents, from time to time, the Company will reasonably promptly secure the obligations under the Indenture, the other Secured Debt Documents and Collateral Documents by pledging or creating, or causing to be pledged or created, perfected security interests and Liens with respect to the Collateral perfected to the extent required by the Collateral Documents. Such security interests and Liens will be created under the Collateral Documents and other security agreements and other instruments and documents in form and substance reasonably satisfactory to the Collateral Agent.

Real estate mortgages and filings. The Company and the Guarantors shall comply with all covenants relating to real estate mortgages and filings as are required under any Priority Indebtedness. To the extent there is no Priority Indebtedness outstanding, (i) with respect to the Material Real Property owned by the Company or a Guarantor on the Issue Date, within 30 days after the Issue Date and (ii) with respect to Material Real Property acquired by the Company or a Guarantor after the Issue Date that forms a part of the Collateral, within 30 days of the date of acquisition:

(1)

the Company or such Guarantor shall deliver to the Collateral Agent, as mortgagee or beneficiary, fully executed counterparts of Mortgages, in accordance with the requirements of the Indenture and/or the Collateral Documents, and evidence that a counterpart of the Mortgage has been either recorded or registered or delivered to a title insurer or title insurance agent (the “Title Company”) in all places to the extent necessary or desirable to effectively create a valid and enforceable mortgage, charge, hypothec or deed of trust lien on the covered Premises in favor of the Collateral Agent for the benefit of each Secured Party, subject to Permitted Liens; and

(2)

the Collateral Agent shall have received a policy of title insurance (or commitment to issue such a policy having the effect of a policy of title insurance) which shall (A) be in an amount equal to at least 105% of the fair market value of the Premises covered thereby, (B) be issued at commercially reasonable rates, (C) insure or commit to insure that the Mortgage insured thereby creates a valid and enforceable mortgage, charge, hypothec or deed of trust lien in the real property described therein, free and clear of all defects and encumbrances, except Permitted Liens, (D) name the Collateral Agent for the benefit of the Secured Parties as the insured thereunder, (E) be in the form of ALTA Loan Policy – 2006 (or equivalent policies), (F) contain such affirmative coverage and title endorsements as the Collateral Agent shall reasonably request, and (G) be issued by the Title Company, together with evidence that all premiums in respect of such policy or commitment, all charges for mortgage recording tax and all related expenses, if any, have been paid;

To the extent the terms of any Priority Indebtedness do not require any leasehold security, or to the extent there is no Priority Indebtedness outstanding, no leasehold mortgages shall be required.

Certain covenants

Effectiveness of covenants

Following the first day:

(i)	the Notes have an Investment Grade Rating from both of the Ratings Agencies; and

(ii)	no Default has occurred and is continuing under the Indenture;

the Company and its Restricted Subsidiaries will not be subject to the provisions of the Indenture summarized under the headings below:

●	“–Certain covenants – Limitation on Restricted Payments,”

●	“–Certain covenants – Limitation on indebtedness and issuance of Disqualified Stock,”

●	clause (4) of the first paragraph of “–Certain covenants – Merger and consolidation”

●	“–Certain covenants – Limitation on affiliate transactions,” and

●	“–Certain covenants – Future guarantors”

(collectively, the “Suspended Covenants”). If at any time the Notes’ credit rating is downgraded from an Investment Grade Rating by any Rating Agency or a Default or Event of Default occurs and is continuing, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the “Reinstatement Date”) and be applicable pursuant to the terms of the Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the Indenture), unless and until the Notes subsequently attain an Investment Grade Rating and no Default or Event of Default is in existence (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Rating); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist or have occurred under the Indenture, the Notes or the Guarantees with respect to the Suspended Covenants based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period, or any actions taken at any time pursuant to any contractual obligation arising prior to the Reinstatement Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reinstatement Date is referred to as the “Suspension Period.”

On each Reinstatement Date, all Indebtedness Incurred during the Suspension Period will be classified as having been Incurred or issued pursuant to the first paragraph of “–Certain covenants – Limitation on indebtedness and issuance of Disqualified Stock” or one of the clauses set forth in the second paragraph of “–Certain covenants – Limitation on indebtedness and issuance of Disqualified Stock” (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reinstatement Date and after giving effect to Indebtedness Incurred prior to the Suspension Period and outstanding on the Reinstatement Date). To the extent such Indebtedness would not be so permitted to be Incurred pursuant to the first or second paragraph of “–Certain covenants – Limitation on indebtedness and issuance of Disqualified Stock” such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (6) of “Permitted Indebtedness”.

Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under “–certain covenants —Limitation on Restricted Payments” will be made as though the covenant described under “–certain covenants —Limitation on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the covenant described under “–certain covenants —Limitation on Restricted Payments” to the extent such Restricted Payments were not otherwise permitted to be made pursuant to clauses (b)(1) through (b)(20) of the covenant described under “–certain covenants —Limitation on Restricted Payments”; provided that the amount available to be made as Restricted Payments on the Reinstatement Date pursuant to first paragraph of the covenant described under “–certain covenants —Limitation on Restricted Payments” shall not be reduced below zero solely as a result of such Restricted Payments under the covenant described under “–certain covenants —Limitation on Restricted Payments”.

During the Suspension Period, the Board of Directors of the Company may not designate any of the Company’s Subsidiaries as Unrestricted Subsidiaries pursuant to the Indenture.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

(a)	The Company and PNCC shall not, and shall not permit any of their respective Restricted Subsidiaries, directly or indirectly, to:

(1)

declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its Capital Stock (including any dividend or distribution paid in connection with any merger or consolidation involving the Company or any Guarantor) other than:

(a)

dividends or distributions payable solely in Capital Stock of PNCC or the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of PNCC or the Company; and

(b)

dividends or distributions by a Restricted Subsidiary payable to the Company, PNCC or another Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis or on a basis that results in the receipt by the Company, PNCC or a Restricted Subsidiary of dividends or distributions of a greater value than it would receive on a pro rata basis);

(2)

purchase, redeem, retire or otherwise acquire or retire for value any Capital Stock of the Company or any direct or indirect parent of the Company (including in connection with any merger or consolidation) held by Persons other than the Company or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3)

make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness that is unsecured or secured by Liens ranking junior to the Liens securing the Notes and Guarantees, Subordinated Obligations or Guarantor Subordinated Obligations other than:

(a)

Indebtedness of the Company owing to and held by any Guarantor or Indebtedness of a Guarantor owing to and held by the Company or any other Guarantor permitted under clause (4) of the second paragraph under “–certain covenants – Limitation on indebtedness and issuance of Disqualified Stock,”; or

(b)

Indebtedness incurred under an ABL Facility or other revolving credit facilities (other than purchases, repurchases, redemptions, defeasances or other acquisitions or retirements for value that are accompanied by termination or reduction of commitments under such revolving credit facilities); or

(c)

the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of such Indebtedness that is unsecured or secured by Liens ranking junior to the Liens securing the Notes and Guarantees, Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be, in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or acquisition or retirement; or

(4)	make any Restricted Investment;

(all such payments and other actions referred to in clauses (1) through (4) (other than any exception thereto) shall be referred to as a “Restricted Payment”) , unless, at the time of and after giving effect to such Restricted Payment:

(a)	no Default shall have occurred and be continuing (or would result therefrom);

(b)	immediately after giving effect to such transaction on a pro forma basis, the Consolidated Leverage Ratio would not be greater than 4.00 to 1.00; and

(c)

the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date (excluding Restricted Payments made pursuant to clauses (1), (2), (3), (5), (6), (7), (9), (11), (12), (13), (14), (15), (16) and (20) of clause (b) below), would not exceed the sum of, without duplication:

(i)

the excess of (A) the Company’s cumulative Consolidated EBITDA (whether positive or negative) determined at the time of such Restricted Payment minus (B) 140% of the Company’s Consolidated Interest Expense, each determined for the period (taken as one accounting period) from the first day of the fiscal quarter in which the Issue Date occurs to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment;

(ii)

100% of the aggregate Net Cash Proceeds and the Fair Market Value of marketable securities or other property received by the Company from the issue or sale of its Capital Stock (or, to the extent such proceeds are actually contributed to the Company, Capital Stock of the Company’s direct or indirect parent companies) (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date, other than:

(1)

from the issue or sale of Capital Stock to PNCC or a Subsidiary of the Company or to an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination; and

(2)	proceeds from Excluded Contributions;

(iii)

the amount by which Indebtedness of PNCC, the Company and its Restricted Subsidiaries is reduced on the Company’s consolidated balance sheet upon the conversion or exchange (other than Indebtedness held by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of PNCC, the Company or its Restricted Subsidiaries for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company upon such conversion or exchange);

(iv)

100% of the aggregate Net Cash Proceeds and the Fair Market Value of property other than cash and marketable securities received by PNCC, the Company or its Restricted Subsidiaries from the sale or other disposition (other than to PNCC, the Company or a Restricted Subsidiary or to an employee stock ownership plan or any trust established by PNCC, the Company or any of its Subsidiaries) of Restricted Investments made after the Issue Date by PNCC, the Company and their respective Restricted Subsidiaries and redemptions and repurchases of such Restricted Investments from PNCC, the Company or their respective Restricted Subsidiaries and repayment of Restricted Investments in the form of loans or advances from PNCC, the Company and their Restricted Subsidiaries and releases of guarantees that constitute Restricted Investments by PNCC, the Company and their respective Restricted Subsidiaries (other than in each case to the extent the Restricted Investment was made pursuant to clause (b)(12) below);

(v)

100% of the aggregate Net Cash Proceeds and the Fair Market Value of property other than cash and marketable securities received by PNCC, the Company or their respective Restricted Subsidiaries from the sale (other than to PNCC, the Company or a Restricted Subsidiary or to an employee stock ownership plan or any trust established by PNCC, the Company or any of its Subsidiaries) of the stock of an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by PNCC, the Company or a Restricted Subsidiary pursuant to clause (b)(12) below or to the extent such Investment constituted a Permitted Investment);

(vi)

to the extent that any Unrestricted Subsidiary of the Company or PNCC designated as such after the Issue Date is redesignated as a Restricted Subsidiary or any Unrestricted Subsidiary of the Company or PNCC, as applicable, merges into or consolidates with PNCC, the Company or any of its Restricted Subsidiaries or any Unrestricted Subsidiary transfers, dividends or distributes assets to PNCC, the Company or a Restricted Subsidiary, in each case after the Issue Date, the Fair Market Value of such Subsidiary as of the date of such redesignation or such merger or consolidation, or in the case of the transfer, dividend or distribution of assets of an Unrestricted Subsidiary to PNCC, the Company or a Restricted Subsidiary, the Fair Market Value of such assets of the Unrestricted Subsidiary, as determined at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer, dividend or distribution of assets (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (b)(12) below or to the extent such Investment constituted a Permitted Investment); and

(vii)

any dividends received in cash by the Company or a Guarantor after the Issue Date from an Unrestricted Subsidiary, to the extent that such dividends were not otherwise included in the Consolidated Net Income of the Company for such period.

(b)	The foregoing provisions shall not prohibit:

(1)

any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock, Indebtedness that is unsecured or secured by Liens ranking junior to the Liens securing the Notes and Guarantees, Subordinated Obligations or Guarantor Subordinated Obligations made in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company or any direct or indirect parent of the Company to the extent contributed to the Company (in each case, other than (x) Disqualified Stock, (y) Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination or (z) Excluded Contributions); provided, however, that the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (a)(3)(b) above;

(2)

any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Indebtedness that is unsecured or secured by Liens ranking junior to the Liens securing the Notes and Guarantees, Subordinated Obligations, Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of Refinancing Indebtedness; provided, however, that in the case of unsecured Indebtedness, such Refinancing Indebtedness is unsecured, and in the case of secured Indebtedness, such Refinancing Indebtedness is either unsecured or is secured by Liens having priority equal with or junior to the Liens securing the Indebtedness being Refinanced pursuant to the Collateral Trust and Agency Agreement.

(3)

any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Company or such Restricted Subsidiary, as the case may be, so long as such refinancing Disqualified Stock is permitted to be Incurred pursuant to “– Certain covenants – Limitation on indebtedness and issuance of Disqualified Stock” and constitutes Refinancing Indebtedness;

(4)	dividends or other distributions paid within 90 days after the date of declaration if at such date of declaration such dividend would have complied with the provisions of the Indenture;

(5)

the purchase, repurchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock, of the Company or any direct or indirect parent of the Company held by any existing or former employees, management or directors of or consultants to the Company, any Subsidiary of the Company or any direct or indirect parent of the Company or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other compensatory agreements approved by the Board of Directors of the Company; provided that such purchases, repurchases, redemptions, acquisitions, cancellations or retirements pursuant to this clause will not exceed $5.0 million in the aggregate during any fiscal year (with any unused amounts in any fiscal year being carried over to succeeding fiscal years), although such amount in any fiscal year may be increased by an amount not to exceed:

(a)

the Net Cash Proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Capital Stock of any of the Company’s direct or indirect parent companies, in each case to existing or former employees or members of management of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments (provided that the Net Cash Proceeds from such sales or contributions will be excluded from clause (a)(3)(b) of this covenant); plus

(b)	the cash proceeds of key man life insurance policies received by PNCC, the Company or its Restricted Subsidiaries after the Issue Date; less

(c)	the amount of any Restricted Payments previously made pursuant to clauses (a) and (b) of this clause (b)(5);

in addition, cancellation of Indebtedness owing to the Company from any existing or former employees, management or directors of or consultants to the Company, any Subsidiary of the Company or any direct or indirect parent of the Company or their assigns, estates or heirs, in connection with a repurchase of Capital Stock of the Company from such Person will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the Indenture;

(6)

the accrual, declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the terms of the Indenture to the extent such dividends are included in the definition of “Consolidated Interest Expense”;

(7)

repurchases or other acquisitions of Capital Stock deemed to occur (i) upon the exercise of stock options, warrants, restricted stock units or other rights to purchase Capital Stock or other convertible securities if such Capital Stock represents a portion of the exercise price thereof or conversion price thereof or (ii) in connection with withholdings or similar taxes payable by any future, present or former employee, director or officer;

(8)

the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness that is unsecured or secured by Liens ranking junior to the Liens securing the Notes and Guarantees, Subordinated Obligations or Guarantor Subordinated Obligations (a) at a purchase price not greater than 101% of the principal amount of (plus accrued and unpaid interest on) such Indebtedness that is unsecured or secured by Liens ranking junior to the Liens securing the Notes and Guarantees, Subordinated Obligation or Guarantor Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to “Offer to Repurchase Upon Change of Control”, (b) at a purchase price not greater than 100% of the principal amount of (plus accrued and unpaid interest on) such Indebtedness that is unsecured or secured by Liens ranking junior to the Liens securing the Notes and Guarantees, Subordinated Obligation or Guarantor Subordinated Obligation in the event of a Collateral Disposition Offer in accordance with provisions similar to “–Certain covenants – Limitation on sales of assets and subsidiary stock”; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made a Change of Control Offer or Collateral Disposition Offer under the Indenture and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Collateral Disposition Offer, as applicable, under the Indenture;

(9)

cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company or other exchanges of securities of the Company or a Restricted Subsidiary in exchange for Capital Stock of the Company;

(10)

the purchase, repurchase, redemption, acquisition or retirement of Indebtedness that is unsecured or secured by Liens ranking junior to the Liens securing the Notes and Guarantees, Subordinated Obligations or Guarantor Subordinated Obligations with Unutilized Excess Collateral Proceeds remaining after a Collateral Disposition Offer pursuant to “–Certain covenants – Limitation on sales of assets and subsidiary stock”;

(11)

the declaration and payment of cash dividends or distributions by the Company to, or the making of loans to, any direct or indirect parent company of the Company in aggregate amounts not to exceed the aggregate amount required for any direct or indirect parent company to, in each case without duplication:

(a)	pay franchise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b)

pay customary salary, bonus, indemnification obligations and other benefits payable to officers, directors and employees or former officers, directors or employees of any direct or indirect parent of the Company to the extent such salaries, bonuses, indemnification obligations and other benefits are attributable to the ownership or operation of the Company and the Restricted Subsidiaries;

(c)	pay general corporate and overhead expenses and other administrative expenses of any direct or indirect parent of the Company in an aggregate amount not to exceed $5.0 million for each fiscal year;

(d)

pay fees and expenses Incurred by any direct or indirect parent company of the Company, other than to Affiliates of the Company, related to any unsuccessful equity or debt offering of such parent entity to the extent the net proceeds thereof were intended to be contributed to the Company;

(e)

(i)(A) make regularly scheduled payments of interest in respect of any Permitted Convertible Indebtedness and (B) make cash payments in connection with any conversions of Permitted Convertible Indebtedness and (ii)(A) purchase a Permitted Bond Hedge Transaction and (B) settle any amount due under any related Permitted Warrant Transaction (1) by set-off against such related Permitted Bond Hedge Transaction (if such set-off is permitted under the terms thereof), (2) by delivery of shares of its common stock and (3) by payment in cash, in the case of each of clauses (i), (ii)(A) and (ii)(B)(3), in an amount not to exceed the net cash proceeds contributed by such parent company from the sale of such Permitted Convertible Indebtedness to the Company as common equity;

(12)	other Restricted Payments in an aggregate amount, which, when taken together with all other Restricted Payments made pursuant to this clause (12) do not exceed $50.0 million;

(13)

Restricted Payments that constitute regularly scheduled interest payments on Indebtedness that is secured by Liens ranking junior to the Liens securing the Notes and Guarantees, to the extent paid in kind (and not cash);

(14)	the purchase of fractional shares of Capital Stock of the Company arising out of stock dividends, splits or combinations or mergers, consolidations or other acquisitions;

(15)

in connection with any acquisition by the Company or any of its Subsidiaries, the receipt or acceptance of the return to the Company or any of its Restricted Subsidiaries of Capital Stock of the Company constituting a portion of the purchase price consideration in settlement of indemnification claims or as a result of a purchase price adjustment (including earn outs or similar obligations);

(16)	the distribution of rights pursuant to any shareholder rights plan or the redemption of such for nominal consideration in accordance with the terms of any shareholder rights plan;

(17)

payments or distributions to stockholders pursuant to appraisal rights required under applicable law in connection with any merger, consolidation or other acquisition by the Company or any Restricted Subsidiary;

(18)

the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

(19)	Restricted Payments that are made with Excluded Contributions;

(20)

the payment of dividends on the Company’s Common Stock or the dividend or distribution to any direct or indirect parent company to fund the payment by such parent company of dividends on its Common Stock, following the consummation of the first offering of the Company’s Common Stock to the public or the first offering of Common Stock of any of its direct or indirect parents to the public after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Company in any such public offering, other than public offerings with respect to the Company’s or such direct or indirect parent company’s Common Stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution; provided that the filing of a non-offering prospectus with any Canadian securities regulatory authority and the exchange thereunder shall not be an offering of Common Stock to the public under this clause (20); and

(21)	any conversion of First Lien Notes into equity as part of a Permitted First Lien Notes Restructuring;

provided, however, that at the time of and after giving effect to any Restricted Payment permitted under clauses (6), (8), (11)(e)(i) (other than cash payments in lieu of fractional shares upon conversion), (11)(e)(ii) (with respect to cash payments), (12), (13), (17) and (18) of this clause (b), no Default shall have occurred and be continuing or would occur as a consequence thereof.

(c)

Notwithstanding anything to the contrary in this covenant, Restricted Investments of assets and property constituting Collateral (other than cash and Cash Equivalents) made pursuant to clause (a) of this covenant may only be made in Subsidiary Guarantors.

(d)

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of such Restricted Payment of the assets or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively in Good Faith by the Company.

(e)

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (21) of clause (b) of this covenant, or is entitled to be made pursuant to clause (a) of this covenant, the Company will be entitled to divide and classify such Restricted Payment (or portion thereof) on the date of its payment in any manner that complies with this covenant.

(f)

The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Limitation on indebtedness and issuance of Disqualified Stock

(a)

The Company and PNCC will not, and will not permit any of their respective Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness), provided, however, that the Company, PNCC and any of their respective Restrictive Subsidiaries may Incur Indebtedness (including Acquired Indebtedness), if on the date thereof and, after giving effect thereto and the application of the proceeds thereof, in each case on a pro forma basis, taking into account any substantially concurrent transactions related to such Incurrence:

(1)	the Consolidated Leverage Ratio would be no greater than 4.0 to 1.0; and

(2)	no Default or Event of Default shall have occurred and be continuing.

(b)	The first paragraph of this covenant will not prohibit the Incurrence of any of the following items of Indebtedness (collectively, “Permitted Indebtedness”):

(1)

Indebtedness of the Company evidenced by the Notes (other than Additional Notes) and any Notes issued in exchange for the Notes (“Exchange Notes”) and Indebtedness of Guarantors evidenced by the Guarantees relating to the Notes (other than Additional Notes) and any guarantee of any such Exchange Notes;

(2)

Indebtedness Incurred (A) pursuant to an ABL Facility in an aggregate principal amount not to exceed $60.0 million; and (B) that constitutes Priority Indebtedness (including without limitation the First Lien Notes and any replacement thereof) in an aggregate principal amount not to exceed $225 million;

(3)

guarantees by (i) the Company or a Guarantor (including any Restricted Subsidiary the Company or PNCC elects to cause to become a Guarantor in connection therewith) of Indebtedness permitted to be Incurred by PNCC, the Company or a Restricted Subsidiary in accordance with the provisions of the Indenture and (ii) Non-Guarantor Subsidiaries of Indebtedness Incurred by Non-Guarantor Subsidiaries in accordance with the provisions of the Indenture;

(4)

Indebtedness of the Company or PNCC owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by PNCC, the Company or any other Restricted Subsidiary; provided, however,

(i)

if the Company is the obligor on Indebtedness owing to a Non-Guarantor Subsidiary, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

(ii)	if a Guarantor is the obligor on such Indebtedness and a Non-Guarantor Subsidiary is the obligee, such Indebtedness is subordinated in right of payment to the Guarantees of such Guarantor; and

(iii)

(A) any subsequent issuance or transfer of Capital Stock or any other event that results in any such Indebtedness being beneficially held by a Person other than PNCC, the Company or a Restricted Subsidiary of the Company or PNCC; and

(iv)	(B) any subsequent sale or other transfer of any such Indebtedness to a Person other than PNCC, the Company or a Restricted Subsidiary of the Company or

PNCC; will be deemed, in each case, to constitute an Incurrence of such Indebtedness by PNCC, the Company or such Subsidiary, as the case may be;

(5)

any Indebtedness (other than the Indebtedness described in clauses (1) and (2)) outstanding on the Issue Date, and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (5) or clause (6);

(6)

(i) Indebtedness of Persons Incurred and outstanding on the date on which such Person was acquired by PNCC, the Company or any Restricted Subsidiary, or merged or consolidated with or into PNCC, the Company or any Restricted Subsidiary (other than Indebtedness Incurred in connection with, or in contemplation of, such acquisition, merger or consolidation) or (ii) Indebtedness of PNCC, the Company or any Restricted Subsidiary Incurred to finance the acquisition by PNCC, the Company or such Restricted Subsidiary of any Related Business or any Person that owns a Related Business, in each case, in accordance with the terms of the Indenture; provided, however, that at the time such Person or Related Business is acquired by PNCC, the Company or any Restricted Subsidiary, or merged or consolidated with PNCC, the Company or any Restricted Subsidiary and after giving pro forma effect to the Incurrence of such Indebtedness pursuant to this clause (6), either (A) the Company would have been able to incur $1.00 of additional Indebtedness pursuant to clause (1) of the first paragraph under “–Certain covenants – Limitation on indebtedness and issuance of Disqualified Stock” or (B) the Consolidated Leverage Ratio would be less than such Consolidated Leverage Ratio immediately prior to such acquisition, merger or consolidation;

(7)

Indebtedness under Hedging Obligations; provided, however, that such Hedging Obligations are entered into to fix, manage or hedge interest rate, currency or commodity exposure of the Company or any Restricted Subsidiary and not for speculative purposes;

(8)

Indebtedness Incurred by PNCC, the Company or its Restricted Subsidiaries in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance, self-insurance obligations, performance, bid, surety, appeal and similar bonds and completion guarantees (not for borrowed money) or security deposits, letters of credit, banker’s guarantees or banker’s acceptances, in each case in the ordinary course of business;

(9)

Indebtedness arising from agreements of PNCC, the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn-outs or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets of PNCC or the Company or any business, assets or Capital Stock of a Subsidiary, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Capital Stock for the purpose of financing such acquisition, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to subsequent changes in value), actually received by PNCC, the Company and its Restricted Subsidiaries in connection with such disposition;

(10)

Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument, including, but not limited to, electronic transfers, wire transfers and commercial card payments drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within 15 Business Days of Incurrence;

(11)

Indebtedness of PNCC, the Company or any Restricted Subsidiary (i) consisting of obligations to insurance companies to pay insurance premiums (including financed premiums) arising in the ordinary course of business and not in connection with the borrowing of money or Hedging Obligations or (ii) in connection with take-or-pay obligations in supply agreements incurred in the ordinary course of business;

(12)	Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions Incurred in the ordinary course of business of PNCC, the Company and its Restricted

Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to provide treasury services or to manage cash balances of PNCC, the Company and its Restricted Subsidiaries;

(13)	(i) tenant improvement loans and allowances and (ii) guarantees to suppliers or licensors (other than guarantees of Indebtedness) in the ordinary course of business;

(14)

Indebtedness of PNCC, the Company or any Restricted Subsidiary consisting of guarantees in respect of obligations of joint ventures; provided that the aggregate principal amount of the Indebtedness incurred pursuant to this clause (14) shall not exceed $10.0 million at any time outstanding;

(15)

Purchase Money Indebtedness of the Company or any Restricted Subsidiary and Indebtedness Incurred in connection with any Sale/Leaseback Transaction, in each case in the ordinary course of business in an aggregate principal amount not to exceed $50.0 million at any time outstanding;

(16)

Indebtedness consisting of promissory notes issued by PNCC, the Company or any of its Restricted Subsidiaries to current or former officers, managers, consultants, directors and employees (or their respective spouses, former spouses, successors, executors, administrators, heirs, legatees or distributees), to finance the purchase or redemption of Capital Stock of the Company or any of its direct or indirect parent companies permitted by “–Certain covenants —Limitation on Restricted Payments”;

(17)

unsecured Indebtedness of PNCC, the Company and its Restricted Subsidiaries in an aggregate principal amount (or accreted value, as applicable) not to exceed $50.0 million at any one time outstanding; and

(18)

additional Second Lien Secured Obligations (including Additional Notes) and/or Senior Unsecured Pari-Passu Indebtedness in an aggregate principal amount not to exceed $100 million at any one time outstanding; and

(19)	additional Priority Indebtedness in an aggregate principal amount not to exceed $100 million, provided that such obligations are subject to the Collateral Trust and Agency Agreement.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1)

in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the second paragraph of this covenant or could be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, may divide and classify such item of Indebtedness (or any portion thereof) on the date of Incurrence and may later reclassify such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and only be required to include the amount and type of such Indebtedness once; provided that guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(2)

if obligations in respect of letters of credit are Incurred pursuant to a debt facility and are being treated as Incurred pursuant to clause (2) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(3)

the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(4)

Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(5)	the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value or the amortization of debt discount, the payment or accretion of interest in the form of additional Indebtedness, the reclassification of Preferred Stock or Disqualified Stock as Indebtedness due to a change in accounting principles and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount or the aggregate principal amount outstanding in the case of Indebtedness issued with interest payable-in-kind, (ii) the principal amount or liquidation preference thereof in the case of any other Indebtedness, (iii) in the case of the guarantee by a specified Person of Indebtedness of another Person, the maximum liability to which the specified Person may be subject upon the occurrence of the contingency giving rise to the obligation and (iv) in the case of Indebtedness of others guaranteed solely by means of a Lien on any asset or property of the Company or any Restricted Subsidiary (and not to their other assets or properties generally), the lesser of (x) the Fair Market Value of such asset or property on the date on which such Indebtedness is Incurred and (y) the amount of the Indebtedness so secured.

In addition, PNCC and the Company will not permit any Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this “– Limitation on indebtedness and issuance of Disqualified Stock” covenant, the Company shall be in Default of this covenant).

For purposes of determining compliance with any Canadian dollar denominated restriction on the Incurrence of Indebtedness, the Canadian dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to Refinance other Indebtedness denominated in a foreign currency, and such Refinancing would cause the applicable Canadian dollar-denominated restriction to be exceeded if calculated at based on the relevant currency exchange rate in effect on the date of such refinancing, such Canadian dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to Refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being Refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such Refinancing.

Limitation on Liens

The Company and each Guarantor will not, and the Company and PNCC will not permit any of their Restricted Subsidiaries to, directly or indirectly, create, Incur, assume or otherwise suffer to exist or become effective any Lien (other than Permitted Liens) that secures obligations under any Indebtedness on any asset or property (including Capital Stock of the Company or Subsidiaries of the Company and PNCC) of the Company, such Guarantor or such Restricted Subsidiary, now owned or hereinafter acquired or any income or profits therefrom, or assign or convey any right to receive income therefrom.

Limitation on sales of assets and subsidiary stock / Recovery Events

The Company and PNCC will not, and will not permit any of their Restricted Subsidiaries to, make any Asset Disposition of Collateral unless it complies with the agreements governing any other outstanding Priority Indebtedness and ABL Obligations at the time of the Asset Disposition and:

(a)

The Company, PNCC, or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined as of the date of contractually agreeing to such Asset Disposition), as determined in Good Faith by the Company (including as to the value of all non-cash consideration), of the Collateral subject to such Asset Disposition;

(b)

at least 85% of the consideration from such Asset Disposition received by the Company, PNCC, or such Restricted Subsidiary, as the case may be, is in the form of (A) cash, (B) Cash Equivalents, (C) additional assets of a type which would constitute (x) Notes Collateral in the case of an Asset Disposition of Notes Collateral and (y) ABL Collateral in the case of an Asset Disposition of ABL Collateral (which are thereupon with their acquisition added to the Collateral securing the Notes) or (D) any combination of the foregoing;

(c)

to the extent that any consideration from such Asset Dispositions received by the Company, PNCC, or a Restricted Subsidiary, as the case may be, constitutes securities or other assets that are of a type or class that constitute Collateral, such securities or other assets, including the assets of any Person that becomes a Guarantor as a result of such transaction, are concurrently with their acquisition added to the Collateral securing the Notes (as Notes Collateral or ABL Collateral, as applicable) in the manner provided for in the Indenture or any of the Collateral Documents; and

(d)

the Net Available Cash from any such Asset Disposition of Collateral is paid directly by the purchaser thereof to the Collateral Agent to be held in trust in a Collateral Account for application in accordance with this covenant.

Any Net Available Cash from an Asset Disposition of Collateral (other than ABL Collateral) shall be applied as required by the terms of any Priority Indebtedness. Any Net Available Cash from an Asset Disposition of ABL Collateral shall be applied as required by the terms of any ABL Facility.

Any Net Available Cash from a Recovery Event relating to Collateral (other than ABL Collateral) shall be applied as required by the terms of any Priority Indebtedness. Any Net Available Cash from a Recovery Event relating to ABL Collateral shall be applied as required by the terms of any ABL Facility.

Subject to the above requirements and the terms of the Collateral Trust and Agency Agreement, any Net Available Cash deposited into the Collateral Account(s) from any Asset Disposition of Collateral may be withdrawn by the Company, PNCC or a Restricted Subsidiary to be invested by the Company, PNCC or such Restricted Subsidiary in assets that would constitute (x) Notes Collateral in the case of an Asset Disposition relating to Notes Collateral and (y) ABL Collateral in the case of an Asset Disposition relating to ABL Collateral, within 365 days of the date of such Asset Disposition, which assets are thereupon with their acquisition added to the Collateral securing the Notes.

All of the Net Available Cash received by the Company, PNCC or a Restricted Subsidiary, as the case may be, from any Recovery Event relating to Collateral shall be deposited directly into the Collateral Account(s) and, subject to the terms of the Collateral Trust and Agency Agreement, any Priority Indebtedness and any ABL Obligations, may be withdrawn by the Company, PNCC or such Restricted Subsidiary, to be invested in Collateral (which may include performance of a restoration of the affected Collateral) in accordance with, and of the type described by, the preceding paragraph within 365 days of the date of such Recovery Event.

Any Net Available Cash from Asset Dispositions of Collateral or Recovery Events that are not applied or invested as provided in this covenant and which are not otherwise required or permitted to be applied in a different manner under the terms of any Priority Indebtedness (in the case of Net Available Cash from Notes Collateral) or any ABL Facility (in the case of Net Available Cash from ABL Collateral) will be deemed to constitute “Excess Collateral Proceeds.” When the Excess Collateral Proceeds exceed $25.0 million, the Company will be required to make an offer with any such Excess Collateral Proceeds (“Collateral Disposition Offer”) to all Holders to purchase the maximum principal amount of the Notes (on a pro rata basis) and, if required by the terms of any other Indebtedness having Pari Passu Lien Priority, to the holders of such Indebtedness (on a pro rata basis), to which the Collateral Disposition Offer applies that may be purchased out of the Excess Collateral Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and such other Indebtedness, plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture in a principal amount of US$2,000 or an integral multiple of US$1,000 in excess thereof with respect to the Notes; provided, however, that to the extent the Excess Collateral Proceeds relate to Asset Dispositions of (x) ABL Collateral, the Company may, prior to making a Collateral Disposition Offer, make a prepayment with respect to the maximum principal amount of Indebtedness that is secured by such ABL Collateral on a priority basis relative to the Notes that may be prepaid out of such Excess Collateral Proceeds (and to correspondingly reduce commitments with respect thereto), at a price in cash in an amount equal to 100% of the principal amount of such Indebtedness, plus accrued and unpaid interest to the date of prepayment, or (y) Notes Collateral, the Company may, prior to making a Collateral Disposition Offer, make a prepayment with respect to the maximum principal amount of Priority Indebtedness that is secured by such Notes Collateral on a first-priority basis that may be prepaid out of such Excess Collateral Proceeds (and to correspondingly reduce commitments with respect thereto), at a price in cash in an amount equal to 100% of the principal amount of such Indebtedness, plus accrued and unpaid interest to the date of prepayment, in each case, with any Excess Collateral Proceeds not used to prepay such Indebtedness offered to Holders in accordance with this paragraph. To the extent that the aggregate amount of Notes so validly tendered and not properly withdrawn pursuant to a Collateral Disposition Offer is less than the Excess Collateral Proceeds, the Company may use any remaining Excess Collateral Proceeds (“Unutilized Excess Collateral Proceeds”) for general corporate purposes, subject to the other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by Holders and holders of any Indebtedness having Pari Passu Lien Priority exceeds the amount of Excess Collateral Proceeds, the Notes and such Indebtedness to be purchased shall be selected on a pro rata basis on the basis of the aggregate principal amount of tendered Notes. Upon completion of such Collateral Disposition Offer, the amount of Excess Collateral Proceeds shall be reset at zero.

Limitation on affiliate transactions

The Company and PNCC will not, and will not permit any of their respective Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million unless:

(1)

the terms of such Affiliate Transaction, when viewed together with any related Affiliate Transactions, are not materially less favourable to PNCC, the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2)

in the event such Affiliate Transaction involves an aggregate consideration in excess of $15.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company and by a majority of the disinterested members of the Board of Directors of the Company (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3)

in the event such Affiliate Transaction involves an aggregate consideration in excess of $25.0 million, the Company has received a written opinion from an Independent Financial Advisor that such Affiliate Transaction is fair, from a financial point of view, to PNCC, the Company and the Restricted Subsidiaries, as applicable, or not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s length basis from a Person that is not an Affiliate.

The preceding paragraph will not apply to:

(1)

any (i) Restricted Payment permitted to be made pursuant to “–Certain covenants —Limitation on Restricted Payments”; and (ii) Permitted Investment in any Person (other than any Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Company solely as a result of ownership of Investments in such Person by the Company or any Restricted Subsidiary;

(2)

any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of the Company pursuant to restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans, pension plans or similar plans, agreements or arrangements approved by the Board of Directors of the Company;

(3)

loans (or cancellation of loans) or advances to employees, officers or directors of the Company, any of its direct or indirect parent companies or any Restricted Subsidiary of the Company which are approved by a majority of the Board of Directors of the Company in good faith;

(4)

any transaction between or among PNCC, the Company and any Restricted Subsidiary or between or among Restricted Subsidiaries, and any guarantees issued by the Company or a Restricted Subsidiary for the benefit of the Company or a Restricted Subsidiary, as the case may be, in accordance with the covenant described under “–Certain covenants – Limitation on indebtedness and issuance of Disqualified Stock”;

(5)

the payment of reasonable and customary compensation (including fees, benefits, severance, change of control payments and incentive arrangements) to, and employee benefit arrangements, including, without limitation, split-dollar insurance policies, and indemnity or similar arrangements provided on behalf of, directors, officers, employees and agents of PNCC, the Company or any Restricted Subsidiary, whether by charter, bylaw, statutory or contractual provisions;

(6)

the existence of, and the performance of obligations of PNCC, the Company or any of its Restricted Subsidiaries under the terms of any agreement to which the Company or any of its Restricted Subsidiaries is a party as of or on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms, taken as a whole, are not more disadvantageous to the Holders of the Notes in any material respect, as determined in Good Faith by the Company, than the terms of the agreements in effect on the Issue Date;

(7)

any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by or merged with or into or consolidated with PNCC, the Company or a Restricted Subsidiary; provided that such agreement was not entered into in contemplation of such acquisition, merger or consolidation, or any amendment thereto (so long as any such amendment is not disadvantageous in any material respect to the Holders, as determined in Good Faith by the Company, when taken as a whole as compared to the applicable agreement as in effect on the date of such acquisition or merger);

(8)

transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of the business of PNCC, the Company and any Restricted Subsidiary and otherwise in compliance with the terms of the Indenture; provided that as determined in Good Faith by the Company, such transactions are on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;

(9)

any purchases by the Company’s Affiliates of Indebtedness of PNCC, the Company or any of its Restricted Subsidiaries the majority of which Indebtedness is placed with Persons who are not Affiliates and the Affiliates of the Company purchase such Indebtedness on similar terms;

(10)

any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of the Company and the granting of registration and other customary rights in connection therewith or any contribution to the Capital Stock of PNCC, the Company or any Restricted Subsidiary;

(11)

the existence of, or the performance by PNCC, the Company or any Restricted Subsidiaries of its obligations under the terms of any agreement described or incorporated by reference in this Circular; provided, however, that the existence of, or the performance by PNCC, the Company or any Restricted Subsidiary of its obligations under any future amendment to such existing agreement or under any similar agreement entered into after the Issue Date will only be permitted under this clause to the extent that the terms of any such amendment or new agreement, taken as a whole, are not more disadvantageous to the Holders of the notes in any material respect, as determined in Good Faith by the Company, than the terms of the agreements in effect on the Issue Date; and

(12)

any issuance of securities, or other payments, awards or grants in cash, securities or otherwise (other than Disqualified Stock) pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Company in good faith.

Reports

The Company will cause to be furnished to the holders of Notes or the Trustee on behalf of the holders of Notes:

(1)

for so long as PNCC is subject to the reporting requirements of the Securities Act (Ontario) and the rules and regulations of the Ontario Securities Commission promulgated thereunder (the “Ontario Securities Act”), within the time periods specified in the Ontario Securities Act, all reports and financial information of PNCC required to be filed under the Ontario Securities Act; provided that such financial information shall include quarterly financial information (excluding the fourth fiscal quarter) and annual financial statements, in each case including a “Management’s Discussion and Analysis” of financial condition and results of operations and a report on the annual financial statements by PNCC’s independent registered accounting firm;

(2)

at any times that PNCC is not subject to the reporting requirements of the Ontario Securities Act, within the time periods specified in the Ontario Securities Act for a company with securities listed on the Toronto Stock Exchange:

(i)

for each fiscal year, all annual financial information of PNCC that would be required to be provided in annual reports under the Ontario Securities Act (or any successor act) to securityholders of a company with securities listed on the Toronto Stock Exchange, whether or not PNCC has any of its securities so listed, which shall include a “Management’s Discussion and Analysis” of financial condition and results of operations for the relevant fiscal year; and

(ii)

for the first three quarters of each year, all quarterly financial information of PNCC that would be required to be provided in quarterly reports under the Ontario Securities Act (or any successor act) to securityholders of a company with securities listed on the Toronto Stock Exchange, whether or not PNCC has any of its securities so listed, which shall include a “Management’s Discussion and Analysis” of financial condition and results of operations for the relevant fiscal quarter.

All such reports and financial information will be prepared in all material respects in accordance with GAAP as in effect at the time of such preparation and all of the rules and regulations applicable to such reports.

If the Company has any Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed reconciliation between the consolidated statement of financial position of PNCC and the consolidated statement of earnings of PNCC and those statements excluding the Unrestricted Subsidiaries.

In addition, the Company and the Guarantors agree that they will make available to the Holders or to prospective investors, upon the request of such Holders, the information required to be delivered pursuant to Rule 144A(d)(4)

under the Securities Act to the extent such Notes constitute “restricted securities” within the meaning of the Securities Act.

The Company will hold quarterly conference calls for the Holders of the Notes to discuss financial information for the previous quarter. The conference call will be following the last day of each fiscal quarter of the Company and not later than ten Business Days from the time that the Company distributes the financial information as set forth in the first paragraph of this covenant. No fewer than two days prior to the conference call, the Company shall issue a press release announcing the time and date of such conference call and providing instructions for Holders, securities analysts and prospective investors to obtain access to such call. For the avoidance of doubt, the Company may satisfy the requirements of this paragraph by holding the conference calls required above within the time period required as part of any earnings calls of PNCC.

Each report and financial information required to be delivered by the Company shall be deemed to be delivered to the holders of the Notes and the Trustee if PNCC either files (or furnishes, as the case may be) such report or information with SEDAR, posts such report on its public website or furnishes such report to the Trustee.

Merger and consolidation

The Company will not consolidate with or amalgamate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of the Company and the Guarantors, taken as a whole, in one or more related transactions, to, any Person unless:

(1)

the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, partnership or limited liability company organized and existing under the laws of Canada or any province or territory thereof; provided that if the Successor Company is not a corporation, such Successor Company shall be required to cause a subsidiary of such Successor Company to be a co-obligor of the Notes;

(2)

the Successor Company (if other than the Company) assumes pursuant to a supplemental indenture or other documentation instruments, executed and delivered to the Trustee, in forms reasonably satisfactory to the Trustee, all of the obligations of the Company under the Notes, the Indenture, the Collateral Documents (as applicable) and the Collateral Trust and Agency Agreement and the Successor Company will cause such amendments, supplements or other instruments to be executed, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Successor Company, together with such financing statements or comparable documents, as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Personal Property Security Act or other similar statute or regulation of the relevant jurisdictions;

(3)

immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Company, the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Company, the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(4)

immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period, (i) the Company or the Successor Company, as applicable, would be able to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of “–Certain covenants – Limitation on indebtedness and issuance of Disqualified Stock” or (ii) the Consolidated Leverage Ratio would be less than the Consolidated Leverage Ratio prior to such transaction;

(5)

if the Successor Person is not the Company, each Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations in respect of the Indenture and the Notes and its obligations under the Collateral Documents and the Collateral Trust and

Agency Agreement shall continue to be in effect and shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by such Guarantor, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Personal Property Security Act or other similar statute or regulation of the relevant jurisdictions;

(6)

the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture and, if any supplement to any Collateral Document is required in connection with such transaction, that such supplement complies with the applicable provisions of the Indenture and the Collateral Documents;

(7)

to the extent the assets of the Person which is merged or consolidated with or into the Successor Company are assets of the type which would constitute Collateral under the Collateral Documents, the Successor Company will take such other actions as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in the Indenture or any of the Collateral Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Collateral Documents; and

(8)	the Collateral owned by or transferred to the Successor Company shall:

(i)	continue to constitute Collateral under the Indenture and the Collateral Documents,

(ii)	be subject to the Lien in favor of the Collateral Agent for the benefit of the Collateral Agent, the Trustee and the Holders of the Notes, and

(iii)	not be subject to any Lien other than Permitted Liens.

Notwithstanding the preceding clause (3) and (4):

(1)

any Restricted Subsidiary may consolidate with, amalgamate, merge with or into or transfer all or part of its properties and assets to the Company or a Subsidiary Guarantor so long as no Capital Stock of the Restricted Subsidiary is distributed to any Person other than the Company or a Subsidiary Guarantor; and

(2)

the Company may amalgamate or merge with an Affiliate of the Company solely for the purpose of reincorporating the Company another province or territory of Canada; provided that, in the case of a Restricted Subsidiary that merges or amalgamates into the Company, the Company will not be required to comply with the preceding clause (6).

In addition, each Guarantor will not, and the Company will not permit any Subsidiary Guarantor to, consolidate with or amalgamate or merge with or into or wind up into (whether or not the Guarantor is the surviving corporation), or sell, assign, convey, transfer, lease, convey or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person (other than to the Company or a Subsidiary Guarantor) unless:

(3)	if such entity remains a Guarantor,

(i)

the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a corporation, partnership, trust or limited liability company organized and existing under the laws of Canada or any province or territory thereof;

(ii)

the Successor Guarantor, if other than such Guarantor, expressly assumes in writing by supplemental indenture (and other applicable documents), executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Guarantor under such Guarantor’s Guarantee, the Indenture, the Collateral Documents (as applicable) and the Collateral Trust and Agency Agreement and shall cause such amendments, supplements or other instruments to be executed, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Successor Guarantor, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Personal Property Security Act or other similar statute or regulation of the relevant jurisdictions;

(iii)

immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Guarantor or such Restricted Subsidiary at the time of such transaction), no Default of Event of Default shall have occurred and be continuing; and

(iv)

the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; and

(4)

if such transaction constitutes an Asset Disposition, the transaction is made in compliance with the covenant described under “–Limitation on sales of assets and subsidiary stock” (it being understood that only such portion of the Net Available Cash as is required to be applied on the date of such transaction in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time), to the extent applicable;

Notwithstanding the foregoing, any Subsidiary Guarantor may (i) amalgamate or merge with or into or transfer all or part of its properties and assets to another Subsidiary Guarantor or the Company or (ii) merge with a Restricted Subsidiary of the Company solely for the purpose of reincorporating the Subsidiary Guarantor in Canada or any province or territory thereof, as long as the amount of Indebtedness of such Subsidiary Guarantor and its Restricted Subsidiaries is not increased thereby.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Upon satisfaction of the foregoing applicable conditions, the Company or the applicable Guarantor, as the case may be, will be released from its obligations under the Indenture and its Guarantee and the Successor Company or the Successor Guarantor, as the case may be, will succeed to, and be substituted for, and may exercise every right and power of, the Company or a Guarantor, as the case may be, under the Indenture, the Collateral Documents (as applicable), and the Collateral Trust and Agency Agreement, but, in the case of a lease of all or substantially all its assets, the predecessor Company will not be released from the obligation to pay the principal of and interest on the Notes and a Guarantor will not be released from its obligations under its Guarantee.

Future guarantors

(x) The Company will cause each of its Restricted Subsidiaries and each Subsidiary that guarantees, on the Issue Date or any time thereafter, any Priority Indebtedness and/or ABL Obligations, (y) PNCC will cause each of its

Restricted Subsidiaries (other than the Company) and each of its Subsidiaries (other than the Company) that guarantees, on the Issue Date or any time thereafter, any Priority Indebtedness and/or ABL Obligations of the Company or any Guarantor, to execute and deliver to the Trustee a supplemental indenture concurrently with becoming a Restricted Subsidiary of the Company or PNCC or becoming a borrower or guarantor under any Priority Indebtedness and/or ABL Obligations pursuant to which such Restricted Subsidiary or Subsidiary, as the case may be, will unconditionally guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Notes on a senior secured basis (and as provided in the Collateral Documents) and all other obligations under the Indenture.

The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent preference, fraudulent conveyance or fraudulent transfer under applicable laws.

Each Restricted Subsidiary that becomes a Guarantor on or after the Issue Date shall also become a party to the applicable Collateral Documents and the Collateral Trust and Agency Agreement and, to the extent required by the Indenture, shall as promptly as practicable execute and deliver such security instruments, financing statements, Mortgages, deeds of trust (in substantially the same form as those executed and delivered with respect to the Notes Collateral and the ABL Collateral) and certificates and opinions of counsel (to the extent, and substantially in the form, delivered on the Issue Date (but no greater scope)) as may be necessary to vest in the Collateral Agent a perfected first-priority or second-priority security interest, as the case may be (subject to Permitted Liens), in properties and assets that constitute Collateral as security for the Notes or the Guarantees and as may be necessary to have such property or asset added to the applicable Collateral as required under the Collateral Documents and the Indenture, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such properties and assets to the same extent and with the same force and effect.

Each Guarantee shall be released in accordance with the provisions of the Indenture described under “– Guarantees.”

Ratings

There shall be no requirement to obtain any ratings generally or maintain any specific ratings in respect of the Notes.

Events of default

Each of the following is an Event of Default:

(1)	default in any payment of interest on any Note when due, and the continuance of such default for 30 days;

(2)

default in the payment of principal of or premium, if any, on any Note when due on at its Stated Maturity, upon mandatory redemption, upon required repurchase, upon declaration of acceleration or otherwise;

(3)	failure by the Company or any Guarantor to comply with its obligations under “Offer to Repurchase Upon Change of Control” and “–Certain covenants – Merger and consolidation”;

(4)

failure by the Company or any Guarantor to comply for 60 days after notice as provided below with its other agreements (except as provided in clauses (1), (2) and (3) above) contained in the Indenture or under the Notes;

(5)

default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any Guarantor (or the payment of which is guaranteed by the Company or any Guarantor), other than Indebtedness owed to the Company or a Guarantor, whether such indebtedness or guarantee now exists, or is created after the Issue Date, and which default results in acceleration of such Indebtedness prior to its stated final maturity (or is caused by a failure to pay principal on such

Indebtedness at its stated final maturity and such Indebtedness has been accelerated), and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness so accelerated, aggregates $25.0 million or more;

(6)	certain judgement defaults (with a threshold of $25.0 million or more);

(7)

certain events of bankruptcy and insolvency of the Company, PNCC or a Significant Subsidiary of the Company, PNCC or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”), but excluding in all cases any Permitted First Lien Notes Restructuring; or

(8)	the unenforceability of any Guarantee, certain Collateral Documents (and/or the Liens granted thereunder) and/or the Collateral Trust and Agency Agreement.

However, a default under clause (4) of this paragraph will not constitute an Event of Default until the Trustee or the Holders of 51% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clause (4) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above with respect to the Company or PNCC) occurs and is continuing, the Trustee by notice in writing specifying the Event of Default and that it is a “notice” to the Company, or the Holders of at least 51% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by PNCC, the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 30 days after the declaration of acceleration with respect thereto and if (A) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (B) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing with respect to the Company or PNCC, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (x) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (y) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee or the Collateral Agent, if an Event of Default occurs and is continuing, the Trustee or the Collateral Agent will be under no obligation to exercise any of the rights or powers under the Indenture, the Notes, the Guarantees, the Collateral Documents and the Collateral Trust and Agency Agreement at the request or direction of any of the Holders unless such Holders have offered to the Trustee or the Collateral Agent indemnity or security reasonably satisfactory to it against any loss, liability or expense.

Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 51% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such Holders have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)

the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Notwithstanding the foregoing, in no event may any Holder enforce any Lien of the Collateral Agent pursuant to the Collateral Documents. The Collateral Agent’s ability to foreclose upon and sell the Collateral upon an Event of Default will be subject to the terms of the Collateral Trust and Agency Agreement and limitations under bankruptcy and local laws.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or the Collateral Agent or of exercising any trust or power conferred on the Trustee or the Collateral Agent. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee and the Collateral Agent, as the case may be, however, may refuse to follow any direction that conflicts with law or the Indenture, the Notes, the Guarantees, the Collateral Documents or the Collateral Trust and Agency Agreement or that the Trustee or the Collateral Agent determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee or the Collateral Agent in personal liability. Prior to taking any action under the Indenture, the Trustee and the Collateral Agent will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

Pursuant to the terms of the Collateral Trust and Agency Agreement, prior to the discharge of first-priority Liens securing all Priority Indebtedness and/or ABL Obligations, the Holders of the Notes will not be able to direct the Collateral Agent with respect to enforcement of the Collateral.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year (commencing with the fiscal year ending August 31, 2017, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the knowledge thereof if such event is still continuing, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposing to take in respect thereof.

In determining whether the Holders of the required aggregate principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company, any Guarantor or any Affiliate shall be disregarded and deemed not to be outstanding.

Amendments and waivers

Subject to certain exceptions, the Indenture, the Notes, the Guarantees and the Collateral Documents may be amended or supplemented with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of Holders of 66 2/3% in principal amount of Notes then outstanding, no amendment, supplement or waiver may, among other things:

(1)	reduce the principal amount of Notes;

(2)	reduce the rate of or extend the stated time for payment of interest, if any, on any Note;

(3)	reduce the principal of or extend the Stated Maturity of any Note;

(4)	convert the principal amount of Notes into equity;

(5)

waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes issued thereunder (except a rescission of acceleration of the Notes issued thereunder by the Holders of at least a majority in aggregate principal amount of the Notes issued thereunder with respect to a nonpayment default and a waiver of the payment default that resulted from such acceleration);

(6)

reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased pursuant to “Offer to Repurchase Upon Change of Control” whether through an amendment or waiver of provisions in the covenants or otherwise; provided that amendments to the definition of “Change of Control”, shall not require the consent of Holders of 66 2/3% in principal amount of Notes);

(7)	make any Note payable in a currency other than that stated in the Note;

(8)

impair the right of any Holder to receive payment of principal, premium, if any, and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9)	make any change in the amendment provisions;

(10)

release or modify the Guarantee of PNCC or any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture, except in compliance with the terms hereof and thereof; or

(11)	make any change to or modify the ranking of the Notes or the Guarantees thereof that would adversely affect the Holders thereof.

Notwithstanding the foregoing, to the extent any covenant, provision or section of the Indenture, Notes, Guarantees or the Collateral Documents could be amended by the Holders of a majority in principal amount of the Notes then outstanding (a “Second Lien Majority Amendment”), and the comparable provision in any Priority Indebtedness has been amended with the requisite consent of the holders of such Priority Indebtedness (a “Priority Lien Amendment”), then the Second Lien Majority Amendment may be effected to conform to the Priority Lien Amendment without the consent of any Holders, and the Company shall be entitled to direct the Trustee and/or Collateral Trustee to enter into a supplemental indenture or Collateral Document amendment in order to effect the Priority Lien Amendment; provided that an Officer’s Certificate and Opinion of Counsel is provided confirming that such amendment complies with this section.

Further notwithstanding the foregoing, without the consent of any Holder, the Company, the Guarantors and the Trustee may amend the Indenture, the Notes, the Guarantees, the Collateral Documents and the Collateral Trust and Agency Agreement to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)

subject to the requirements under “–Certain covenants – Merger and consolidation”, provide for the assumption of the obligations of the Company or any Guarantor under the Indenture, the Notes, the Guarantees, the Collateral Documents and the Collateral Trust and Agency Agreement;

(3)

provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4)	add guarantees with respect to the Notes or release a Guarantor from its obligations under its Guarantee in accordance with the applicable provisions of the Indenture;

(5)	add additional assets as Collateral to secure the Notes and Guarantees;

(6)

release Liens in favor of the Collateral Agent in the Collateral as provided under “–Collateral – Use and release of collateral – Release of Collateral,” or otherwise in accordance with the terms of the Indenture, Collateral Documents or the Collateral Trust and Agency Agreement;

(7)	add to the covenants of the Company for the benefit of the Holders, add Events of Default or surrender any right or power conferred upon the Company;

(8)	make any change that does not adversely affect the rights of any Holder in any material respect;

(9)	comply with any requirement of the Canada Business Corporations Act relating to trust indentures;

(10)	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(11)

provide for the appointment of a successor trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture; or provide for the appointment of a successor Collateral Agent;

(12)

make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided, however, that (A) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (B) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(13)

conform the text of the Indenture, the Notes, the Guarantees, any Collateral Document or the Collateral Trust and Agency Agreement to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” is intended to be a verbatim recitation of a provision of the Indenture, the Notes, the Guarantees, any Collateral Document or the Collateral Trust and Agency Agreement; or

(14)	to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture.

In addition, no consent of the Holders will be required under the Collateral Documents and the Collateral Trust and Agency Agreement to any amendments, waivers and other modifications to the Collateral Documents and the Collateral Trust and Agency Agreement to add other parties (or any authorized agent thereof or trustee therefor) holding Indebtedness that is Incurred in compliance with the Indenture and the Collateral Documents, provided that all provisions of the Collateral Trust and Agency Agreement are complied with. The Collateral Trust and Agency Agreement will address other amendments to the Collateral Documents.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment or supplement. It is sufficient if such consent approves the substance of the proposed amendment or supplement. A consent to any amendment, supplement or waiver under the Indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender. After an amendment or supplement under the Indenture, the Collateral Documents or any Collateral Trust and Agency Agreement becomes effective, the Company is required to mail to the Holders a notice briefly describing such amendment or supplement. However, the failure to give such notice to all the Holders, or any defect in the notice will not impair or affect the validity of the amendment or supplement.

In determining whether the Holders of the required aggregate principal amount of Notes have concurred in any direction, waiver, consent or amendment, Notes owned by an affiliate (as defined under Ontario securities laws) or any other holder of equity of PNCC shall have the same voting rights as Notes owned by any other Holder, without any form of restriction or disregarding of such Notes for voting purposes.

Legal defeasance and covenant defeasance

The Company may, at its option and at any time, elect to have all of its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes issued under the Indenture (“legal defeasance”) except for:

(1)

the rights of Holders to receive payments in respect of the principal of, or interest and Additional Interest or premium, if any, on such Notes when such payments are due from the trust referred to below;

(2)

the Company’s obligations with respect to the Notes issued thereunder concerning issuing temporary notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4)	the legal defeasance provisions of the Indenture.

If the Company exercises the legal defeasance or covenant defeasance option, the Liens on the Collateral will be released and the Guarantees in effect at such time will terminate.

The Company at any time may terminate its obligations and the obligations of the Guarantors described under “–Certain covenants” (other than “–Certain covenants – Merger and consolidation”), the operation of the cross-default upon a payment default, cross-acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “–Events of default” above and the limitations contained in clause (4) of the first paragraph under “–Certain covenants – Merger and consolidation” above (“covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6) (with respect only to Significant Subsidiaries) or (8) under “–Events of default” above or because of the failure of the Company to comply with clause (4) of the first paragraph under “–Certain covenants – Merger and consolidation” above.

In order to exercise either legal defeasance or covenant defeasance under the Indenture:

(1)

the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in United States dollars or non-callable Government Securities, or a combination of United States dollars or non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants in Canada, to pay the principal of, or interest and premium, if any, on the outstanding Notes issued thereunder on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)

in the case of legal defeasance, the Company has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (a) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

(3)	in the case of covenant defeasance, the Company has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the respective outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(4)

in the case of legal defeasance or covenant defeasance, the Company has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee and qualified to practice in Canada or a ruling from the Canada Revenue Agency to the effect that holders of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such legal defeasance or covenant defeasance, as applicable, and will only be subject to Canadian federal, provincial income tax, non-resident withholding tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance, as applicable, had not occurred;

(5)

based on an Opinion of Counsel, such legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of the Restricted Subsidiaries is a party or by which the Company or any of the Restricted Subsidiaries is bound;

(6)

no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

(7)

the Company must deliver to the Trustee an Officers’ Certificate stating that, at the time of the deposit, the Company was not an “insolvent person” (as defined in the Bankruptcy and Insolvency Act (Canada)) and that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others;

(8)

the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(9)

the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the legal defeasance or the covenant defeasance have been complied with.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, and the Collateral shall be released from the Liens in favor of the Collateral Agent for the benefit of the Holders of the Notes, when:

(1)	either:

(i)

all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(ii)

all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of the Holders of the Notes, cash in United States dollars or non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)

no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the Company is a party or by which the Company is bound;

(3)	the Company and the Guarantors have paid or caused to be paid all sums payable by them on the date of the deposit under the Indenture; and

(4)

the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes issued thereunder at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator, stockholder or interest holder (other than in its capacity as a Guarantor) of the Company or any of the Guarantors or any of their parent companies, as such, shall have any liability for any obligations of the Company or such Guarantor under the Notes, the Indenture, the Guarantees, the Collateral Documents or the Collateral Trust and Agency Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver and release may not be effective to waiver liabilities under applicable securities laws.

Currency indemnity and calculation of Cdn. dollar denominated restrictions

The U.S. dollar is the sole currency of account and payment for all sums payable by the Company and the Guarantors under or in connection with the Notes and the Guarantees, including damages. Any amount received or recovered in a currency other than U.S. dollars, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Company, any Guarantor or otherwise, by any Holder or by the Trustee or the Collateral Agent, as the case may be, in respect of any sum expressed to be due to it from the Company or a Guarantor will only constitute a discharge to the Company or the Guarantor, as applicable, to the extent of the U.S. dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If that U.S. dollar amount so purchased is less than the U.S. dollar amount expressed to be due to the recipient under any Note or any Guarantee or to the Trustee or the Collateral Agent, the Company and the Guarantors will indemnify the recipient under a Note or Guarantee or the Trustee or the Collateral Agent, as the case may be, on a joint and several basis against any loss sustained by such recipient or the Trustee or the Collateral Agent as a result. In any event, the Company and the Guarantors will indemnify the recipient or the Trustee or the Collateral Agent on a joint and several basis against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be sufficient for the Holder of a Note or the Trustee or the Collateral Agent to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of U.S. dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from the Company’s and the Guarantors’ other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any Holder of a Note or the Trustee or the Collateral Agent (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note, any Guarantee or to the Trustee or the Collateral Agent.

Except as otherwise specifically set forth herein, for purposes of determining compliance with any Canadian dollar-denominated restriction herein, the Canadian dollar-equivalent amount for purposes hereof that is denominated in a non-Canadian dollar currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-Canadian dollar amount is incurred or made, as the case may be.

Consent to jurisdiction and service

The Indenture will provide that each Guarantor not organized in Canada will appoint the Company as its agent for service of process in any suit, action or proceeding with respect to such Indenture or the Notes or the Guarantees and for actions arising out of or in connection with the Indenture, the Notes and the Guarantees in any Canadian federal or Provincial court located in the Province of Ontario and that the Company and each Guarantor will submit to such jurisdiction.

Notices

Notices given by publication will be deemed given on the first date on which publication is made, and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the trustee

A trust company selected by the Company will be the Trustee under the Indenture and has been appointed by the Company as registrar and paying agent with regard to the Notes.

The Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder has offered to the Trustee indemnity reasonably satisfactory to it against any loss, liability or expense.

Governing law

The Indenture will provide that it, the Notes, the Collateral Documents (other than the Mortgages as specified below) and the Collateral Trust and Agency Agreement will be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws if Canada applicable therein. However, the Mortgages will be governed by, and construed in accordance with, the laws of the jurisdictions in which the applicable Premises are located.

Québec Interpretation

For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction hereof may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall be deemed to include “movable property”, (b) “real property” shall be deemed to include “immovable property”, (c) “tangible personal property” shall be deemed to include “corporeal property”, (d) “intangible personal property” shall be deemed to include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall be deemed to include a “hypothec”, “prior claim” and a resolutory clause, (f) all references to filing, registering or recording under the Personal Property Security Act or under applicable laws governing the recording or registration of liens or mortgages on real property shall be deemed to include publication under the Civil Code of Québec, (g) all references to “perfecting”, “perfection” of or “perfected” liens or security interests shall be deemed to include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any “right of set-off” or similar expression shall be deemed to include a “right of compensation”, (i) an “agent” shall be deemed to include a

“mandatary”, (j) “joint and several” shall be deemed to include solidary, (k) “beneficial ownership” and similar expressions shall be deemed to include “ownership on behalf of another as mandatary”, (l) “priority” shall be deemed to include “prior claim” and (m) “survey” shall be deemed to include “certificate of location and plan”.

Depository Procedures, Book-Entry, Delivery and Form

The Notes are being offered and sold to qualified buyers in Canada on a private placement or exempt distribution basis pursuant to available exemptions from the prospectus requirements under Canadian securities laws. The Notes also may be offered and sold in transactions in the United States of America without registration under the 1933 Act to “institutional accredited investors” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act) in reliance on an exemption from the registration requirements of the 1933 Act and applicable state securities laws (the “U.S. Restricted Notes”). The U.S. Restricted Notes will not be registered under the 1933 Act and will be restricted securities within the meaning of Rule 144 under the 1933 Act. The Notes, other than the U.S. Restricted Notes (the “Regulation S Notes”), are also being offered and sold to non-U.S. persons in offshore transactions, including offers and sales in Canada, in reliance on Regulation S under the 1933 Act. The Regulation S Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the “Regulation S Global Notes”). U.S. Restricted Notes will be represented by one or more Notes in registered, global form without interest coupons (collectively, the “U.S. Restricted Global Notes” and together with the Regulation S Global Notes, the “Global Notes”). Except as set forth below, the Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Notes will be issued at the closing of this offering only against payment in immediately available funds.

Because of these restrictions and those described below, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the securities offered hereby. As used in this section, the terms “United States” and “U.S. person” have the meaning given to them in Regulation S under the 1933 Act.

U.S. Restricted Notes (including beneficial interests in the U.S. Restricted Global Notes) will be subject to certain restrictions on transfer and will bear the restrictive legends as described under “U.S. Eligible Purchasers and Transfer Restrictions” in the circular delivered to prospective U.S. investors.

The Global Notes will be registered in the name of CDS Clearing and Depository Services Inc., the Depository Trust Company, or such other depository as agreed between the parties (the “Depository”), and deposited with such Depository.

The Notes must be purchased, transferred, redeemed or exchanged through a participant in the depository service of the Depository (each a “Participant”). Ownership of beneficial interests in the Global Notes will only be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons other than Participants). Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of the Depository (which may change from time to time) and those of its Participants, in addition to the certification and other procedures under the Indenture governing the Notes.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only by the Depository to another nominee of the Depository, by a nominee of the Depository to the Depository or another nominee, or by the Depository or this nominee to a successor of the Depository or a nominee of this successor. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below and subject to customary certification requirements set forth in the Indenture. See “–Exchanges of Notes and Beneficial Interests in Global Notes”.

Beneficial interests in the Regulation S Global Notes may not be exchanged for beneficial interests in the U.S. Restricted Global Notes except in the limited circumstances described below, and beneficial interests in the U.S. Restricted Global Notes may not be exchanged for beneficial interests in the Regulations S Global Notes at any time except in the limited circumstances described below. See “–Transfers within Global Notes; Exchanges Between Regulation S Notes and U.S. Restricted Notes”. Except as described below, owners of beneficial interests in the Global Notes will not have Notes registered in their names or be shown on the records maintained by the Depository (except through a book-entry account of a Participant acting on their behalf), will not receive physical delivery of such Notes in definitive certificated form, and will not be considered the registered owners or “holders” thereof under the Indenture for any purposes.

As long as the Depository or its nominee is the registered holder of the Global Notes, the Depository or such nominee, as the case may be, will be considered the sole owner and holder of the Notes represented by such Global Notes for the purpose of receiving payments and for all other purposes under the Indenture governing the Notes and the Notes. The Depository will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Global Notes. The ability of a purchaser to pledge Notes or otherwise take action with respect to such purchaser’s interest therein (other than through a Participant) may be limited due to the lack of a physical certificate.

Subject to the following considerations, interests in the Global Notes will trade in the Depository’s same-day settlement system.

Same Day Settlement and Payment; Notices

While the Global Notes are registered in the name of the Depository or its nominee, the Company will make payments in respect of the Notes represented by the Global Notes (including principal, interest and premium, if any, on the Global Notes), by wire transfer of immediately available funds either directly or via the Trustee to the Depository or its nominee as the registered holder thereof.

Subject to the transfer restrictions set forth under “US Eligible Purchasers and Transfer Restrictions” and elsewhere in the circular, transfers between Participants in the Depository will be effected in accordance with the Depository’s procedures, and will be settled in same-day funds.

None of the Company, the Trustee or any of their respective agents will have any responsibility or liability for (i) any aspect of the records maintained by the Depository relating to or payment made on account of beneficial ownership interests in the Global Notes held by the Depository or the book-entry accounts maintained by the Depository, (ii) maintaining, supervising or reviewing any records relating to such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depository and contained herein or in the Indenture governing the Notes with respect to the rules and regulations of the Depository or at the directions of Participants.

An owner of beneficial interests in the Global Notes must rely on the procedures of the Depository and, if such owner of beneficial interests is not a Participant, on the procedures of the Participant through which it owns its interests, to exercise any rights with respect to the Notes. The Company understands that under existing policies of the Depository and industry practices, if the Company requests any action of owners of beneficial interests in the Global Notes or if any owner of beneficial interests in the Global Notes desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Notes, the Depository would authorize the Participant acting on behalf of such owner of beneficial interests to give such notice or to take such action, in accordance with the procedures established by the Depository or agreed to from time to time by the Company, the Trustee and the Depository. Any owner of beneficial interests in the Global Notes that is not a Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its Participant to give such notice or take such action. Accordingly, all references herein to payments, notices, reports and statements to, actions by, or rights of holders of Notes will refer to the same made or exercised with respect to or by the Depository or its nominee, as the case may be, as the registered holder of the Notes upon instructions of a requisite number of owners of beneficial interests acting through Participants. If the Depository or its nominee ceases to be the registered owner of all of the outstanding Notes, the Company will make all payments of interest and premium, if any, with respect to certificated Notes through the Trustee or any paying agent by wire transfer of immediately available funds or other method of payment acceptable to the Trustee. If Note certificates are issued, principal of the Notes and interest due at maturity will be paid upon surrender thereof at the principal office of the Trustee in Toronto, Canada.

Exchanges of Notes and of Beneficial Interests in Global Notes

Notes will not be issued to beneficial owners of interests therein in fully registered and certificated form unless (i) the Company has determined that the Depository is unwilling or unable to continue as depository for Global Notes, or the Depository has ceased to be eligible to be a depository, and, in each case the Company is unable to locate a qualified successor to its reasonable satisfaction, (ii) the Company has determined, in its sole discretion, or is required by law, to terminate the holding of Global Notes by the Depository or its nominee and has communicated such determination or requirement to the Trustee in writing, or (iii) the Trustee has determined that an Event of Default has occurred and is continuing with respect to Notes issued as Global Notes, provided that beneficial holders representing, in the aggregate, not less than 50% of the aggregate outstanding principal amount of the Notes advises the Depositary in writing, through the Participants, that the continuation of the Depository or its nominee as the registered holder of all of the outstanding Notes is no longer in their best interests. In each of such events, subject to the procedures set forth in the Indenture, Note certificates will be issued only in fully registered form in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, in such names as the Depository will instruct the Trustee (in accordance with its customary procedures) and will bear the customary and applicable transfer restriction legends, unless such legends are not required by applicable law.

Transfers within Global Notes; Exchanges Between Regulation S Notes and U.S. Restricted Notes

Beneficial interests in any Regulation S Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the Regulation S Global Note, subject to the applicable procedures of the Depository and those set forth in the Indenture.

Beneficial interests in any U.S. Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the U.S. Restricted Global Note in accordance with the transfer restrictions set forth in the transfer restriction legends on such Global Note, and subject to the applicable procedures of the Depository and those set forth in the Indenture.

Beneficial interests in a U.S. Restricted Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Rule 904 of Regulation S under the 1933 Act or Rule 144 (if available) under the 1933 Act and in accordance with applicable Canadian, US and state securities laws, provided that an opinion of counsel in form reasonably acceptable to the Trustee may be required with respect to transfers under Rule 144 under the 1933 Act.

Beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in the U.S. Restricted Global Note only if the transferor first delivers to the Trustee a written certificate, in the form provided in the Indenture, to the effect that such exchange occurs in connection with a transfer of the Notes pursuant to an exemption from registration under the 1933 Act and the Notes are being transferred to a Person:

(1)

who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A under the 1933 Act, and is purchasing for its own account or the account of another qualified institutional buyer in a transaction meeting the requirements of Rule 144A under the 1933 Act (and the Company shall, upon request of such transferor, furnish to such transferor and/or any prospective transferee of the Notes, the information required to be delivered pursuant to Rule 144A(d)(4) under the 1933 Act), or in circumstances where another exemption from the registration requirements of the 1933 Act is available; and

(2)	in compliance with all applicable state securities laws of the United States and other jurisdictions.

Transfers involving exchanges of beneficial interests between the Regulation S Global Note and the U.S. Restricted Global Note will be effected in the Depository by means of an instruction originated by the Trustee.

Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the U.S. Restricted Global Note or vice versa, as applicable and a decrease in the principal amount of the U.S. Restricted Global Note or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in another Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for so long as it remains such an interest.

Certain definitions

“1576626” means 1576626 Ontario Inc.

“7731558” means 7731558 Canada Inc.

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder, including any successor legislation and rules and regulations.

“ABL Agent” means the “Administrative Agent” (or any equivalent title) under any ABL Facility and shall include any successor thereto as well as any Person designated as the “Administrative Agent” (or any equivalent title) under any ABL Facility.

“ABL Collateral” means has the meaning set forth above under “Collateral and Collateral Documents”; provided, that such concept shall only apply for the purposes of the Indenture to the extent that an ABL Facility is in place.

“ABL Facility” means either (i) an asset-based revolving and/or term loan facility whereby the available commitments under the facility are calculated with reference to an accounts receivable and/or inventory borrowing base calculation or (ii) a working capital facility pursuant to any loan agreement, credit facility or other similar debt instrument which is provided by a bank or other financial institution or group of banks or other financial institutions, in each case for the purposes of funding general corporate requirements of the Company and/or the Guarantors, and in either case, subject to the Collateral Trust and Agency Agreement..

“ABL Facility Documents” means the Collateral Trust and Agency Agreement, any credit agreement or similar document establishing the ABL Facility, the Collateral Documents, and other agreements, certificates and instruments delivered or given or continued pursuant to or in connection with the ABL Facility and all guarantees of the foregoing, as the same may be amended, restated, replaced, modified, supplemented or otherwise changed from time to time, and “ABL Facility Document” means any of the ABL Facility Documents.

“ABL Lenders” means each of the financial institutions party to the ABL Facility as lenders from time to time, their successors and permitted assigns and each other Person who may become a party from time to time to the ABL Facility as a lender which in each case has not ceased to be a lender under the ABL Facility.

“ABL Obligations” means Indebtedness outstanding under the ABL Facility, and all other Obligations (not constituting Indebtedness) of the Company or any Guarantor under the ABL Facility.

“Act of Instructing Secured Parties” means:

(1)

with respect to any action or inaction relating to the ABL Collateral when there are ABL Obligations outstanding, a direction in writing delivered to the Collateral Agent by or with the written consent of ABL Lenders who hold at least 66 2/3% of the aggregate Exposure of all ABL Lenders under the ABL Facility;

(2)

with respect to (i) any action or inaction relating to the Notes Collateral at any time that there is Priority Indebtedness outstanding or (ii) any action or inaction in relation to all Collateral at any time that there is Priority Indebtedness outstanding and no ABL Obligations outstanding, in each case a direction in writing delivered to the Collateral Agent by or with the written consent of holders of Priority Indebtedness (other than Secured Swap Obligations and Banking Service Obligations) who hold at least 66 2/3% of the aggregate Exposure of all holders of Priority Indebtedness (other than Secured Swap Obligations and Banking Service Obligations); and

(3)

with respect to (i) any action or inaction relating to the Notes Collateral at any time that there is no Priority Indebtedness (other than Secured Swap Obligations and Banking Service Obligations) outstanding or (ii) any action or inaction in relation to all Collateral at any time that there is no Priority Indebtedness (other than Secured Swap Obligations and Banking Service Obligations) outstanding and no ABL Obligations outstanding, in each case a direction in writing delivered to the Collateral Agent by or with the written consent of holders of Second Lien Secured Obligations (other than Secured Swap Obligations and Banking Service Obligations) who hold at least 66 2/3% of the aggregate Exposure of all holders of Second Lien Secured Obligations (other than Secured Swap Obligations and Banking Service Obligations).

“Acquired Indebtedness” means, with respect to any Person, Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person is merged or consolidated with the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, and Indebtedness secured by a Lien encumbering any asset acquired by such specified Person. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person is merged or consolidated with the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to (i) vote 10% or more of the votes entitled to be cast by all securities having ordinary voting power for the election of directors (or persons performing similar functions) or (ii) direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any direct or indirect sale, lease, transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or local ownership shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by PNCC, the Company or any of their respective Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1)

a disposition of assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Guarantor that is a Restricted Subsidiary or by a Non-Guarantor Subsidiary to another Non-Guarantor Subsidiary; provided that in the case of a disposition by a Restricted Subsidiary to another Restricted Subsidiary, the Company directly or indirectly owns an equal or greater percentage of the Common Stock of the transferee than of the transferor; provided, further, that in the case of a transfer of Collateral, the transferee shall cause such amendments, supplements or other instruments to be executed, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral pledged by or transferred to the transferee, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Personal Property Security Act or other similar statute or regulation of the relevant jurisdictions;

(2)	the disposition of Cash Equivalents or the voluntary termination of Hedging Obligations;

(3)	a disposition of inventory sold, leased, assigned, conveyed, transferred, licensed, exchanged or disposed of in the ordinary course of business;

(4)

a disposition of used, obsolete, worn out, damaged or surplus equipment or equipment or assets that are no longer used or useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5)

the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to “–Certain covenants – Merger and consolidation” or any disposition that constitutes a Change of Control;

(6)	an issuance of Capital Stock by a Restricted Subsidiary to the Company or to a Wholly Owned Subsidiary that is a Restricted Subsidiary;

(7)

for the purposes of the covenant above in “Certain covenants – Limitation on sales of assets and subsidiary stock”, the making of a Permitted Investment (other than a Permitted Investment to the extent such transaction results in the receipt of cash or Cash Equivalents by the Issuer or the Restricted Subsidiaries) or a disposition subject to such covenant;

(8)

dispositions of Capital Stock of a Restricted Subsidiary or property or other assets in a single transaction or a series of related transactions with an aggregate Fair Market Value of less than $5 million;

(9)	the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

(10)	the sale or discount of receivables arising in the ordinary course of business or which is customary in the industry;

(11)

the licensing or sublicensing of patents, trade secrets, know-how and other intellectual property, know-how or other general intangibles and licenses, leases or subleases of other property in each case in the ordinary course of business (other than any perpetual licensing or exclusive licenses or sub-licenses or assignments of intellectual property that have a material adverse effect on the value of the Collateral or the ability of the Collateral Agent or the Holders of the Notes to realize the benefits of, and intended to be afforded by, the Collateral) which do not materially interfere with the business of the Company and its Restricted Subsidiaries as operated immediately prior to the granting of such license, lease or sublease;

(12)

dispositions of equipment or real property to the extent that (A) such property is exchanged for credit against the purchase price of similar replacement property or (B) the proceeds of such disposition are reasonably promptly applied to the purchase price of such replacement property;

(13)	foreclosure on assets or transfers by reason of eminent domain;

(14)	any sale of Capital Stock, Indebtedness or other securities, of an Unrestricted Subsidiary;

(15)

a Sale/Leaseback Transaction that is made for cash consideration in an amount not less than the cost of the underlying fixed or capital asset and is consummated within 270 days after the Company or any Restricted Subsidiary acquires or completes the acquisition of such fixed or capital asset;

(16)

the receipt by the Company or any Restricted Subsidiary of any cash insurance proceeds or condemnation award payable by reason of theft, loss, physical destruction or damage, taking or similar event with respect to any of their respective property or assets;

(17)	operating leases in the ordinary course of business;

(18)	the surrender or waiver of contract rights or litigation rights or the settlement, release or surrender of tort or other litigation claims of any kind;

(19)

the contribution of any real property (including, without limitation, land, buildings and fixtures) by the Company or any of its Restricted Subsidiaries to a pension plan to satisfy funding obligations of the Company or any of its Restricted Subsidiaries under such plan;

(20)	the transfer of improvements, additions or alterations in connection with the lease of any property;

(21)

disposition of assets that are made subject to Indebtedness pursuant to clause (9) of “Permitted Indebtedness” within 270 days after the acquisition, construction, lease or improvement of the asset financed; and

(22)

dispositions of real property and related assets in the ordinary course of business in connection with relocation activities of directors, officers or members of management or employees of the Company and its Restricted Subsidiaries.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, (1) if such Sale/Leaseback Transaction does not constitute a Capitalized Lease Obligation, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), determined in accordance with GAAP or (2) if such Sale/Leaseback Transaction constitutes a

Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Banking Services” shall mean each and any of the following banking services provided to the Company or any Guarantor by any entity that, at the time it enters into such arrangement, is (a) a Holder, (b) a holder of First Lien Notes, (c) an ABL Lender (as defined in the Collateral Trust and Agency Agreement), (d) any Affiliate of the foregoing, or (e) any other Person that is designated by the Company under the Collateral Agency Agreement (each of them, in such capacity, a “Banking Services Provider”) to the extent agreed to in a notice delivered to the Collateral Agent designating such services as a “Banking Service” between such Bank Services Provider, on the one hand, and the Company or Guarantor, on the other hand, for purposes of the Collateral Documents: (i) credit cards for commercial customers (including, without limitation, “commercial credit cards” and purchasing cards), (ii) stored value cards and (iii) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services) or any similar transactions.

“Banking Services Documents” means the Collateral Trust and Agency Agreement, each agreement entered in respect of the Banking Services Obligations and all other agreements, certificates and instruments delivered or given or continued pursuant to or in connection with the Banking Services Obligations and all guarantees of the foregoing, as the same may be amended, restated, replaced, modified, supplemented or otherwise changed from time to time, and “Banking Services Document” means any of the Banking Services Documents.

“Banking Services Obligations” of the Company or a Guarantor shall mean any and all obligations of the Company or Guarantor, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Banking Services.

“Board of Directors” means:

(1)

with respect to a corporation, the Board of Directors of the corporation or (other than for purposes of determining Change of Control) any committee thereof duly authorized to act on behalf of the Board of Directors with respect to the relevant matter;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which commercial banking institutions in New York, New York or Toronto, Canada are authorized or required by law to close.

“Capital Stock” of any Person means (1) with respect to any Person that is a corporation, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Common Stock or Preferred Stock, and (2) with respect to any Person that is not a corporation, any and all partnership, limited liability company, membership or other equity interests of such Person, but in each case excluding any debt securities convertible into any of the foregoing.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty; provided that any lease that would not be required to be classified and accounted for as a capitalized lease for financial purposes in accordance with GAAP as it exist on the Issue Date shall not be considered Capitalized Lease Obligations notwithstanding any change in the treatment of leases under GAAP after the Issue Date.

“Cash Equivalents” means:

(1)	US dollars or Canadian dollars;

(2)

securities issued or directly and fully guaranteed or insured by the United States Government or Canada or any agency or instrumentality of the United States of America or Canada (provided that the full faith and credit of the United States of America or Canada, as applicable, is pledged in support thereof);

(3)

marketable general obligations issued by any state of the United States of America or any province or territory of Canada or any political subdivision thereof or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of “A” or better from S&P, “A2” or better from Moody’s or “A” or better from DBRS;

(4)

certificates of deposit, demand deposits, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank or Canadian chartered bank (x) the long-term debt of which is rated at the time of acquisition thereof at least “A”

(5)

(or the equivalent thereof) by S&P, “A2” (or the equivalent thereof) by Moody’s or “A” by DBRS or (y) the short term commercial paper of such commercial bank or its parent company or Canadian chartered bank is rated at the time of acquisition thereof at least “A-1” (or the equivalent thereof) by S&P or “P-1” (or the equivalent thereof) by Moody’s or R-1 (middle) by DBRS, and having combined capital and surplus in excess of $1,000,000,000;

(6)

repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2), (3) and (4) above, entered into with any bank meeting the qualifications specified in clause (4) above;

(7)

commercial paper rated at the time of acquisition thereof at least “A-1” (or the equivalent thereof) by S&P or R-1 (middle) by DBRS, or carrying an equivalent rating by a nationally recognized statistical rating organization, if any of such rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof;

(8)

instruments equivalent to those referred to in clauses (1) through (6) above denominated in euros or any foreign currency comparable in credit quality and tenor to those referred to in such clauses and customarily used by corporations for cash management purposes in any jurisdiction outside the United States or Canada to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction;

(9)

interests in any investment company or money market fund that invests 95% or more of its assets in instruments of the type specified in clauses (1) through (7) above (but excluding for purposes of this clause (9), money market funds that invest primarily in auction rate securities); and

(10)

money market funds that (i) comply with the criteria set forth in Rule 2a-7 of the Investment Company Act of 1940, as amended, (ii) are rated at the time of acquisition thereof “AAA” by S&P or “Aaa” by Moody’s or “AAA” by DBRS and (iii) have portfolio assets of at least $5.0 billion.

“Change of Control” means:

(1)

any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies (or their successors by merger, consolidation or purchase of all or substantially all of their assets) (any such person or group becoming such beneficial owner, a “Voting Change of Control”); provided that, in the case of a Voting Change of Control of PNCC that has occurred by way of purchases of Voting Stock over a stock exchange or other market or by way of private agreement, if the Board of Directors has determined, in good faith and in its sole discretion, that either (i) such Voting Change of Control of PNCC has occurred without such person or group having any intention to cause a Voting Change of Control of PNCC, or (ii) that such person’s or group’s beneficial ownership of Voting Stock can reasonably be reduced to 50% or less of such total voting power within 30 days, such Voting Change of Control shall be deemed not to have occurred if, within 30 days after the Board of Directors has become aware of the Voting Change of Control, the person or group ceases to be the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of PNCC or any of its direct or indirect parent companies (or their successors by merger, consolidation or purchase of all or substantially all of their assets) through one or more of (A) dilution as a result of the issuance of shares by PNCC, (B) sale or other transfer of Voting Stock by such person or group, (C) sale by any other holder of class NC variable voting shares of Voting Stock which results in an additional issuance of class C voting shares of Voting Stock, (D) conversion of class C voting shares of Voting Stock of such person or group into class NC variable voting shares of Voting Stock combined with a binding written agreement between such person or group and PNCC not to exercise conversion rights in a manner that would result in a Voting Change of Control (and which agreement provides that it cannot be waived without PNCC’s consent, with a waiver by PNCC constituting an immediate “Change of Control”) or (E) conversion of class NC variable voting shares of Voting Stock held by any other Person into class C voting shares of Voting Stock; and provided further that for purposes of this clause (1) any sale or transfer of shares by Chatham Fund, LP, Chatham Asset High Yield Master Fund, Ltd. and their Affiliates that were acquired by such parties on the date hereof shall be deemed not to be a “Change of Control”;

(2)	the first day on which a majority of the members of the Board of Directors of PNCC or the Company or any of their direct or indirect parent companies are not Continuing Directors;

(3)

the sale, assignment, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company, any of its direct or indirect parent companies and their respective Subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act); or

(4)	the Company ceases to be a Wholly Owned Subsidiary of PNCC (except in a transaction consummated in accordance with “–Certain covenants – Merger and consolidation”).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all of the property, assets and undertaking of the Company and the Guarantors, and shall include the ABL Collateral and the Notes Collateral, collectively, but shall exclude any Excluded Assets.

“Collateral Account” means, collectively, any segregated accounts under the control of the Collateral Agent pursuant to the terms of the Collateral Trust and Agency Agreement.

“Collateral Agent” means a collateral agent selected by the Company, acting in its capacity as collateral agent under the Collateral Trust and Agency Agreement and the Collateral Documents, and its permitted successors and assigns. The Collateral Agent may be the same legal entity as the Trustee but acting in a different capacity.

“Collateral Disposition Offer” has the meaning set forth under “Limitation on sales of assets and subsidiary stock / Recovery Events” above.

“Collateral Documents” means Mortgages, deeds of trust, deeds to secure debt, security agreements, pledge agreements, hypothecs, agency agreements and any other instruments and documents executed and delivered pursuant to the Collateral Trust and Agency Agreement or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the Collateral Agent for the benefit of the Secured Parties.

“Collateral Trust and Agency Agreement” means the collateral trust and agency agreement, dated as of the date hereof, between the Trustee, acting on behalf of the Holders, the Collateral Agent, the trustee for the Holder of First Lien Notes and any other Secured Party or representative thereof that has entered into a Collateral Trust Accession and to which Secured Obligations are owed.

“Collateral Trust Accession” means an accession to the Collateral Trust and Agency Agreement whereby a Secured Party (or representative thereof) is joined to the Collateral Trust and Agency Agreement and obtains the benefit of the Collateral Documents.

“Commodity Agreement” means any commodity futures contract, commodity option, commodity swap agreement, commodity collar agreement, commodity cap agreement or other similar agreement or arrangement entered into in the ordinary course of business by the Company or any Restricted Subsidiary.

“Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(1)	increased (without duplication) by the following items to the extent deducted in calculating such Consolidated Net Income:

(i)	Consolidated Interest Expense; plus

(ii)	Consolidated Income Taxes; plus

(iii)	consolidated depreciation expense; plus

(iv)	consolidated amortization expense; plus

(v)

other non-cash charges reducing Consolidated Net Income, including any write-offs or write-downs (including any impairment charges or the impact of purchase accounting) (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation); plus

(vi)

any non-cash compensation expense realized for grants of restricted stock, performance shares, stock options or other rights to officers, directors and employees of the Company or any Restricted Subsidiary; provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Company (other than Disqualified Stock); plus

(vii)

any fees, charges or other expenses made or Incurred in connection with any actual investment, asset sale, acquisition, recapitalization or issuance of Capital Stock or Incurrence of Indebtedness or any amendment or modification of Indebtedness (including as a result of IFRS 3 “Business Combinations” or any analogous standards or principles of GAAP) permitted under the Indenture and deducted (and not added back) in calculating Consolidated Net Income; plus

(viii)

the amount of any restructuring charges (including lease termination, severance and relocation expenses), integration costs or other business optimization expenses or reserves or other non-recurring, unusual or extraordinary charges or expenses deducted (and not added back) in such period in computing Consolidated Net Income; plus

(ix)

all charges and losses in connection with the extinguishment of Indebtedness (including letters of credit and hedging arrangements) to the extent deducted (and not added back) in such period in calculating Consolidated Net Income;

decreased (without duplication) by:

(x)

non-cash items and non-cash gains increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges that reduced Consolidated EBITDA in any prior period); and

(xi)	other non-recurring, unusual or extraordinary items to the extent increasing Consolidated Net Income for such period; and

(xii)	all gains associated with the extinguishment of debt (including letters of credit and hedging arrangements) to the extent increasing Consolidated Net Income for such period; and

increased or decreased (without duplication) to eliminate the following items reflected in Consolidated Net Income:

(xiii)

any non-cash net gain or loss resulting in such period from Hedging Obligations and the application of IAS 39 – “Financial Instruments – Recognition and Measurement” or any analogous standards or principles of GAAP;

(xiv)	all unrealized gains and losses relating to financial instruments to which fair market value accounting is applied;

(xv)

any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk); and

(xvi)

effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to any completed acquisition.

Notwithstanding the foregoing, clauses (1)(ii) through (ix) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary (other than a Subsidiary Guarantor) was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (1)(ii) through (ix) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Income Taxes” means, with respect to any Person for any period (and including in the case of the Company (without duplication), taxes determined as if it were a taxpayer for purposes of the Income Tax Act (Canada) and any other applicable tax legislation), taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits or capital of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), including, without limitation, state, federal, provincial, franchise and similar taxes and foreign withholding taxes regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, for any period, the interest expense of PNCC, the Company and their Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including but not limited to the portion of any payments or accruals with respect to Capitalized Lease Obligations that are allocable to interest expense, excluding (y) any write-offs of capitalized fees under the ABL Facility and all amendments thereto and (z) all non-cash charges for the amortization original issue discount with respect to the First Lien Notes.

“Consolidated Leverage Ratio” means at any date of determination (the “Calculation Date”) the ratio of: (1) the sum of the aggregate outstanding amount of Indebtedness of PNCC, the Company and the Restricted Subsidiaries as of the Calculation Date on a consolidated basis in accordance with GAAP to (2) the Company’s Consolidated EBITDA for the four most recently completed fiscal quarters prior to the date thereof ending on or immediately prior to the date of determination for which financial statements are publicly available.

If PNCC, the Company or any Restricted Subsidiary has Incurred, redeemed, retired or extinguished any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated but prior to or substantially concurrently with the event for which the calculation of the Consolidated Leverage Ratio is made, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, redemption, retirement or extinguishment of Indebtedness, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, investments, acquisitions, dispositions, mergers, amalgamations, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by PNCC, the Company or any of their Restricted Subsidiaries during the Four Quarter Period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such investments, acquisitions, dispositions, mergers, amalgamations, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the period consisting of the four most recently completed fiscal quarters prior to the date thereof. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any investment, acquisition, disposition, merger, amalgamation, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such investment, acquisition, disposition, merger, amalgamation, consolidation or disposed operation had occurred at the beginning of the applicable period consisting of the four most recently completed fiscal quarters prior to the date thereof.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations shall be (x) made in good faith by a responsible financial or accounting officer of the Company (and may include, for the avoidance of doubt, cost savings and operating expense reductions resulting from such investments, acquisition, disposition, merger or consolidation which is being given pro forma effect that have been implemented or for which the steps necessary for implementation have been taken and are reasonably expected to be realized within twelve (12) months after the date of such investment, acquisition, disposition, merger or consolidation) and which are reasonably identifiable and factually supportable or (y) determined in accordance with Regulation S-X. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on Capitalized Lease Obligations shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

For the purposes of this definition, any amount in a currency other than Canadian dollars will be converted to Canadian dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination determined in a manner consistent with that used in calculating EBITDA for the applicable period.

“Consolidated Net Income” means, for any period, the net income (loss) of PNCC, the Company and their respective consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP (before preferred stock dividends); provided, however, that there will not be included in such Consolidated Net Income:

(1)	any net income (loss) of any Person if such Person is not a Guarantor or that is accounted for by the equity method of accounting, except that:

(i)

subject to the limitations contained in clauses (3) through (6) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Guarantor as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Guarantor, to the limitations contained in clause (2) below); and

(ii)

the Company’s equity in a net loss of any such Person for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary during such period;

(2)

any after-tax effect of gain or loss (less all fees and expenses relating thereto) realized upon sales or other dispositions of any assets of PNCC, the Company or such Restricted Subsidiary (including pursuant to any Sale/Leaseback Transaction) other than in the ordinary course of business as determined in Good Faith by the Company;

(3)	any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments;

(4)	the after-tax effect of extraordinary gain or loss;

(5)	the after-tax effect of the cumulative effect of a change in accounting principles;

(6)

any after-tax effect of non-cash impairment charges or asset write-off recorded in connection with the application of IAS 36 – “Impairment of Assets” or any analogous standards or principles of GAAP; and

(7)

any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of PNCC, the Company or any Restricted Subsidiary; provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Company (other than Disqualified Stock).

Any cash amounts dividended, distributed, loaned or otherwise transferred to any direct or indirect parent company by PNCC, the Company or their respective Restricted without duplication of any amounts otherwise deducted in calculating Consolidated Net Income, the funds for which are provided by the Company and/or its Restricted Subsidiaries shall be deducted in calculating the Consolidated Net Income of the Company and its Restricted Subsidiaries.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company or any of its direct or indirect parent companies, as the case may be, who: (1) was a member of such

Board of Directors on the Issue Date; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of the relevant Board of Directors at the time of such nomination or election either by a specific vote or by approval of a proxy statement issued by the Company or any of its direct or indirect parent companies, as the case may be, on behalf of its entire Board of Directors in which such individual is named as a nominee for director.

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“DBRS” means DBRS Ltd. and any successor thereto.

“Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)

is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary (it being understood that upon such conversion or exchange it shall be an Incurrence of such Indebtedness or Disqualified Stock)); or

(3)	is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date 91 days after the earlier of the final maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or Asset Disposition shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Company with the provisions of the Indenture.

“Dollars” or $ or “Cdn $” means Canadian dollars.

“Equity Offering” means a public or private offering for cash by the Company or a direct or indirect parent of the Company, as the case may be, of Common Stock, perpetual Preferred Stock, or options, warrants or rights with respect to its Common Stock, other than (x) public offerings with respect to the Company’s or its direct or indirect parent company’s Common Stock, or options, warrants or rights, registered on Form S-4 or S-8, (y) an issuance to PNCC, the Company or any Subsidiary or (z) any such public or private offering that constitutes an Excluded Contribution.

“Excess Collateral Proceeds” has the meaning set forth under “Limitation on sales of assets and subsidiary stock / Recovery Events” above.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from:

(1)	contributions to its common equity, and

(2)

the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company, PNCC or a Subsidiary of the Company) of Capital Stock (other than Disqualified Stock and Preferred Stock) of the Company, in each case designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contributions are made or the date such Capital Stock is sold, as the case may be, which are excluded from the calculation set forth in clause (a)(C)(ii) of “–Certain covenants —Limitation on Restricted Payments”.

“Exposure” means, with respect to a particular Secured Party at a particular time, the amount of the Obligations of the Company and the Guarantors owing to such Secured Party at such time determined by the applicable Secured Debt Representative.

“Fair Market Value” means, with respect to any property, the price that would reasonably be expect to be paid in an arm’s length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided, by (x) if such decision involves a determination of Fair Market Value equal or less than $25.0 million, in good faith by any member of the Senior Management of the Company and (y) if such decision involves the determination of Fair Market Value in excess of $25.0 million, in good faith by the Board of Directors of the Company.

“First Lien Material Lease” means any lease of real property to which the Company or any Guarantor is a party where the premises being leased are used or to be used for material printing operations or for the provision of material centralized services to such Person’s business units and where such printing operations or centralized services cannot be readily relocated or transferred to another location owned or leased by such Person and any Capitalized Lease Obligation in respect of real property, the Fair Market Value of the freehold interest in which is at least $1,000,000 at the time of entering into of such Capitalized Lease Obligation.

“First Lien Material Real Property” means, on any date, any real property owned by the Company or any Guarantor with a Fair Market Value as of such date of at least $1,000,000.

“First Lien Notes” means the 8.25% Senior Secured Notes due 2021 issued under the First Lien Indenture, as such notes may be amended, amended and restated, waived, modified, replaced or refinanced from time to time.

“First Lien Notes Documents” means the Collateral Trust and Agency Agreement, the First Lien Notes Indenture, the First Lien Notes, the Collateral Documents and other agreements, certificates and instruments delivered or given or continued pursuant to or in connection with the First Lien Notes Indenture and all guarantees of the foregoing, as the same may be amended, restated, replaced, modified, supplemented or otherwise changed from time to time, and “First Lien Notes Document” means any of the First Lien Notes Documents.

“First Lien Notes Indenture” means the amended and restated senior secured notes indenture, dated as of the Issue Date, between the Company, the Guarantors, as guarantors, Computershare Trust Company of Canada, as trustee, and the Collateral Agent, as such indenture may be amended, amended and restated, waived, modified, replaced or refinanced in whole or in part from time to time.

“First Lien Notes Obligations” means the Indebtedness outstanding under the First Lien Notes, and all other Obligations (not constituting Indebtedness) of the Company or any Guarantor under the First Lien Notes Documents.

“GAAP” means at any time, accounting principles generally accepted in Canada as recommended in Part 1 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) at the relevant time applied on a consistent basis (including, for clarity and as applicable, International Financial Reporting Standards as issued by the International Accounting Standards Board as adopted by the CICA); provided that to the extent leases that would not be required to be classified and accounted for as capitalized leases for financial purposes in accordance with GAAP as it exists on the Issue Date, items required to be calculated or determined in accordance with GAAP shall be calculated or determined as if such change had not taken place.

All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to the Indenture shall be prepared in conformity with GAAP, applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the audited financial statements of PNCC, except as otherwise specifically prescribed herein.

“Global Note” means the certificate(s) representing the Notes issued on any date registered in the name of the Depository for purposes of being held by such depository on behalf of the beneficial owners of the Notes.

“Good Faith by the Company” means the decision in good faith by a responsible financial or accounting officer of the Company.

“guarantee” means any obligation, contingent or otherwise, of any Person, directly or indirectly, guaranteeing any Indebtedness or other financial obligations of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)

to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)

entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” used as a verb has a corresponding meaning.

“Guarantee” means, individually, any guarantee of the Company’s Obligations under the Indenture by a Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees.

“Guarantor” means PNCC, 1572262, 7731558 and any other Restricted Subsidiary that provides a Guarantee in accordance with the Indenture, provided that upon the release and discharge of any such party from its Guarantee in accordance with the Indenture, such Restricted Subsidiary ceases to be a Guarantor.

“Guarantor Subordinated Obligation” means, with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the obligations of such Guarantor under its Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“IFRS” means the International Financial Reporting Standards.

“Incur” means to issue, create, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2)	the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)

the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto, except to the extent such reimbursement obligation relates to a Trade Payable or similar obligation to a trade creditor in each case incurred in the ordinary course of business) other than obligations with respect to letters of credit, bankers’ acceptances or similar instruments securing obligations (other than obligations described in clauses (1) and (2) above and clause (5) below) entered into in the ordinary course of business of such Person to the extent such letters of credit, bankers’ acceptances or similar instruments are not drawn upon or, to the extent drawn upon, such drawing is reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit, bankers’ acceptance or similar instrument;

(4)

the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5)	Capitalized Lease Obligations and all Attributable Indebtedness of such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(6)

the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary that is not a Subsidiary Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)

the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8)	the principal component of Indebtedness of other Persons to the extent guaranteed by such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor); and

(9)

to the extent not otherwise included in this definition, net Hedging Obligations of such Person (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time).

In no event shall the term “Indebtedness” include (i) any indebtedness under any overdraft or cash management facilities so long as any such indebtedness is repaid in full no later than five Business Days following the date on which it was incurred or in the case of such Indebtedness in respect of credit or purchase cards, within 60 days of its incurrence, (ii) obligations in respect of performance, appeal or other surety bonds or completion guarantees incurred in the ordinary course of business, (iii) except as provided in clause (5) above, any obligations in respect of a lease properly classified as an operating lease in accordance with GAAP, (iv) any liability for national, regional, federal, state, provincial, local or other taxes not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP, (v) any customer deposits or advance payments received in the ordinary course of business or (vi) any lease that would not be required to be classified and accounted for as a capitalized lease for financial purposes in accordance with GAAP as it exists on the Issue Date notwithstanding any change in the treatment of leases under GAAP after the Issue Date.

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that contingent obligations arising in the ordinary course of business and not with respect to borrowed money of such Person or other Persons shall not be deemed to constitute Indebtedness; provided further, that in the case of Indebtedness issued at a discount, the amount of such Indebtedness at any time will be the accreted value thereof. Notwithstanding the foregoing, money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness,” provided that such money is held to secure the payment of such interest.

In addition, “Indebtedness” of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venture, unless such Indebtedness is expressly made non-recourse to such Person.

“Independent Financial Advisor” means (1) an accounting, appraisal or investment banking firm or (2) a consultant to Persons engaged in a Related Business, in each case of nationally recognized standing in Canada or the United States that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business that are in conformity with GAAP recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) or other extensions of credit (including by way of guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1)	Hedging Obligations entered into in the ordinary course of business and in compliance with this Indenture;

(2)	endorsements of negotiable instruments and documents in the ordinary course of business;

(3)	an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company;

(4)	a deposit of funds in connection with an acquisition; provided that either such acquisition is consummated by or through a Guarantor or such deposit is returned to the Person who made it;

(5)	an account receivable arising, or prepaid expenses or deposits made, in the ordinary course of business; and

(6)

licensing or transfer of know-how or intellectual property in the ordinary course of business (other than any perpetual licensing or exclusive licenses or sub-licenses or assignments of intellectual property that have a material adverse effect on the value of the Collateral or the ability of the Collateral Agent or the Holders of the Notes to realize the benefits of, and intended to be afforded by, the Collateral).

For purposes of “–certain covenants —Limitation on Restricted Payments”,

(1)

“Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s aggregate “Investment” in such Subsidiary as of the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets (as conclusively determined in good faith by the Board of Directors of the Company) of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary;

(2)

any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company; and

(3)

if the Company or any Restricted Subsidiary sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value (as conclusively determined in Good Faith by the Company) of the Capital Stock of such Subsidiary not sold or disposed of.

“Investment Grade Rating” means a rating equal to or higher than BBB low (or the equivalent) by DBRS and BBB – (or the equivalent) by S&P, in each case, with a stable or better outlook; provided that a change in outlook shall not by itself cause the Company to lose its Investment Grade Rating.

“Issue Date” means the date on which the Notes are initially issued.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Personal Property Security Act (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease (or any filing or agreement to give any financing statement in connection therewith) be deemed to constitute a Lien.

“Material Real Property” means, on any date, any real property owned (but not leased) by the Company or any guarantor with a Fair Market Value as of such date of at least $5,000,000.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Mortgages” means the mortgages, debentures, hypothecs, deeds of trust, deeds to secure Indebtedness or other similar documents securing Liens on the Premises, as well as the other Collateral secured by and described in the mortgages, debentures, hypothecs, deeds of trust, deeds to secure Indebtedness or other similar documents.

“Net Available Cash” (A) from a Recovery Event means any Net Award or Net Insurance Proceeds received therefrom and (B) from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities or other assets received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)

all brokerage, legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)

all payments made on any Indebtedness that is secured by the assets subject to such Asset Disposition with a higher priority than the Notes and the Guarantees, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition;

(4)

the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition, including, without limitation, pension and other post- employment benefit liabilities and liabilities related to environmental matters; and

(5)

any portion of the purchase price from an Asset Disposition placed in escrow (whether as a reserve for adjustment of the purchase price, or for satisfaction of indemnities in respect of such Asset Disposition);

provided, however, that in the cases of clauses (4) and (5), upon reversal of any such reserve or the termination of any such escrow, Net Available Cash shall be increased by the amount of such reversal or any portion of funds released from escrow to the Company or any Restricted Subsidiary.

“Net Award” means any awards or proceeds in respect of any condemnation or other eminent domain proceeding relating to any Collateral deposited in the Collateral Account pursuant to the Collateral Documents.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock or Indebtedness, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements); provided that the cash proceeds of an Equity Offering by PNCC shall not be deemed Net Cash Proceeds except to the extent such cash proceeds are contributed to the Company.

“Net Insurance Proceeds” means any awards or proceeds in respect of any casualty insurance or title insurance claim relating to any Collateral deposited in the Collateral Account pursuant to the Collateral Documents.

“Non-Guarantor Subsidiary” means any Subsidiary that is not a Subsidiary Guarantor.

“Non-Recourse Debt” means Indebtedness of a Person:

(1)

as to which none of PNCC, the Company nor any Restricted Subsidiary (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2)

no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of PNCC, the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3)	the explicit terms of which provide there is no recourse against any of the assets of the Company, PNCC or any Restricted Subsidiary.

“Note Obligations” means the Obligations under the Notes and Guarantees.

“Notes Collateral” means (i) at any time that there is no ABL Facility in place, all Collateral and (ii) at any time that there is an ABL Facility in place subject to the Collateral Trust and Agency Agreement, all Collateral other than ABL Collateral.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable provincial, federal or foreign law), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company or, in the event that a Person is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of such Person. Officer of any Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers of the Company or by an Officer of the Company and either an Assistant Treasurer or an Assistant Secretary of the Company.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or a Guarantor.

“Pari Passu Lien Priority” means, relative to specified Indebtedness and other obligations, that it has an equal Lien priority to the Notes and the Guarantees on the Collateral.

“Paying Agent” has the meaning set forth under “Paying Agent and Registrar for the Notes”.

“Permitted Bond Hedge Transaction” means any purchase by PNCC or any of its Subsidiaries of a call or capped call option (or substantively equivalent derivative transaction) on the common stock of PNCC in connection with an issuance of any Permitted Convertible Indebtedness; provided that the purchase price for such Permitted Bond Hedge Transaction, less the proceeds received by PNCC from the sale of any related Permitted Warrant Transaction, does not exceed the net proceeds received by PNCC from the sale of such Permitted Convertible Indebtedness.

“Permitted Convertible Indebtedness” means unsecured Indebtedness of PNCC that is (i)(x) convertible into common stock of PNCC (and cash in lieu of fractional shares) and/or cash in an amount determined by reference to the price of such common stock or (y) sold as units with warrants or purchase contracts exercisable for such common stock and/or cash in an amount determined by reference to the price of such common stock, (ii) matures after, and does not require any scheduled amortization or other scheduled payments of principal prior to, the Stated Maturity of the Notes (it being understood that such Indebtedness may have mandatory prepayment, repurchase or redemption provisions satisfying the requirement of clause (iii) hereof and may provide for cash payments upon conversion prior to the Stated Maturity of such Indebtedness, and (iii) has terms and conditions (other than interest rate and redemption premiums), taken as a whole, that are not materially less favorable to PNCC than the terms and conditions customary at the time for convertible debt securities issued in a broadly distributed offering; provided that both immediately prior and after giving effect to the incurrence thereof, no Default or Event of Default shall exist or result therefrom.

“Permitted First Lien Notes Restructuring” means the conversion of all or any portion of the First Lien Notes into common shares of, or other equity interests in PNCC or the Issuer pursuant to Section 192 of the Canada Business Corporations Act (or substantially similar successor provision in the Canada Business Corporations Act) or a negotiated transaction outside of court (including without limitation under the amendment provision of the First Lien Note Indenture), and which may include the non-payment of interest or other amounts owing under the First Lien Notes as part of such process, provided that such restructuring does not suspend or otherwise interfere with the making or receipt of any payments due from the Issuer to the Holders under the Notes or otherwise impair, limit, suspend or stay any of the rights and remedies of the Holders under the Notes or the Indenture in any way whatsoever, including in respect of the Collateral, other than as expressly permitted herein in clause (b)(21) of “certain covenants – Limitation on Restricted Payments” and clause (7) of “Events of Default.

“Permitted Indebtedness” has the meaning set forth under the second paragraph of “Limitation on indebtedness and issuance of Disqualified Stock” above.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1)	the Company or a Guarantor or any Investment by a non-Guarantor Subsidiary in a non-Guarantor Subsidiary;

(2)	any Investment by the Company or any of its Restricted Subsidiaries in a Person that is engaged in a Related Business if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Company; or

(b)

such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(3)	cash and Cash Equivalents or Investments that constituted Cash Equivalents at the time made;

(4)

receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)

commission, relocation, entertainment, payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)

loans or advances to, or guarantees of third party loans to, employees, officers or directors of the Company or any Restricted Subsidiary in the ordinary course of business in an aggregate amount outstanding at any time not in excess of $5.0 million with respect to all loans or advances or guarantees made since the Issue Date (without giving effect to the forgiveness of any such loan);

(7)	any Investment acquired by the Company or any of its Restricted Subsidiaries:

(a)

in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a judgment, bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable;

(b)

as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; or

(c)

in the form of notes payable, or stock or other securities issued by account debtors to the Company or any Restricted Subsidiary pursuant to negotiated agreements with respect to the settlement of such account debtor’s accounts, and other Investments arising in connection with the compromise, settlement or collection of accounts receivable, in each case in the ordinary course of business;

(8)

Investments made as a result of the receipt of non-cash consideration (including Designated Non-cash Consideration) from an Asset Disposition that was made pursuant to and in compliance with “–Certain covenants – Limitation on sales of assets and subsidiary stock” or any other disposition of assets not constituting an Asset Disposition;

(9)

Investments in existence on the Issue Date, and any extension, modification or renewal of any such Investments, or Investments purchased or received in exchange for such Investments, existing on the Issue Date, but, in each case, only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(10)	any Person to the extent such Investments consist of Currency Agreements, Interest Rate Agreements, Commodity Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “– Certain covenants – Limitation on indebtedness and issuance of Disqualified Stock”;

(11)

guarantees of Indebtedness issued in accordance with “– Certain covenants – Limitation on indebtedness and issuance of Disqualified Stock”; provided that if such Indebtedness can only be incurred by the Company or Subsidiary Guarantors, then such guarantees are only permitted by this clause to the extent made by the Company or a Subsidiary Guarantor;

(12)

Investments made in connection with the funding of contributions under any non-qualified retirement plan or similar employee compensation plan, including, without limitation, split- dollar insurance policies, in an amount not to exceed the amount of compensation expense recognized by the Company and its Restricted Subsidiaries in connection with such plans;

(13)

Investments received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(14)

any Person to the extent such Investments consist of prepaid expenses, negotiable instructions held for collection and lease, utility, unemployment insurance, workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(15)	prepayments and other credits to suppliers made in the ordinary course of business;

(16)	endorsements of negotiable instruments and documents in the ordinary course of business;

(17)	loans or advances or similar transactions with customers, distributors, clients, developers, suppliers or purchasers of goods or services in the ordinary course of business;

(18)	the creation of Liens on the assets of the Company and its Restricted Subsidiaries in compliance with “– Certain covenants – Limitation on liens”; and

(19)

Investments by the Company or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (19), in an aggregate amount at the time of such Investment not to exceed $25.0 million outstanding at any one time (with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value), plus the amount of any distributions, dividends, payments or other returns in respect of such Investments.

“Permitted Liens” means, with respect to any Person:

(1)	Liens on the Collateral securing Indebtedness Incurred pursuant to clause (1) of the definition of “Permitted Indebtedness”;

(2)

pledges or deposits by such Person under workers’ compensation laws, unemployment, general insurance and other insurance laws and pension and other social security or retirement benefit laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Canadian or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3)	Liens imposed by law and carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens, in each case Incurred in the ordinary course of business;

(4)

Liens for taxes, assessments or other governmental charges or levies not yet subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5)

Liens in favor of issuers of surety, appeal or performance bonds or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such instruments do not secure the payments of Indebtedness;

(6)

statutory, common law or contractual Liens of landlords (including landlords’ right of distress or hypothec in the tangible personal property of PNCC, the Company or a Restricted Subsidiary, as tenant, located on leased premises) and easements, rights-of-way, licenses, permits, reservations, restrictions, restrictive covenants and other similar encumbrances affecting real property (including encumbrances consisting of zoning or building restrictions, municipal by-laws and regulations and encumbrances in respect of sewers, drains, gas and water mains or electric light and power or telephone conduits, poles, wires and cables), which do not materially reduce the value of the affected assets or materially interfere with the use of such asset in the operation of the business of such Person;

(7)

Liens securing (i) Secured Swap Obligations relating to Currency Agreements in respect of the Notes and Banking Services Obligations, in each case which may be on a pari passu basis with the Notes, and (i) all other Secured Swap Obligations and Banking Services Obligations that are otherwise permitted hereunder and rank equally with the Liens securing Priority Indebtedness, provided that in all cases such Liens are subject to the Collateral Trust and Agency Agreement;

(8)

leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) that do not materially interfere with the ordinary conduct of the business of PNCC, the Company or any of its Restricted Subsidiaries;

(9)

judgment Liens not giving rise to an Event of Default, and Liens securing appeal or surety bonds related to such judgment, so long as any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired and for which adequate reserves have been made;

(10)

Liens for the purpose of securing (A) any Attributable Indebtedness in respect of a Sale/ Leaseback Transaction Incurred pursuant to clause (15) of “Permitted Indebtedness” or (B) the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, mortgage financings, Purchase Money Indebtedness or other payments Incurred to finance assets or property (other than Capital Stock or other investments) acquired, constructed, improved or leased in the ordinary course of business Incurred pursuant to clause (15) of the “Permitted Indebtedness” definition; provided that, in the case of this subclause (10)(B):

(i)

the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired, constructed or improved, plus reasonable fees and expenses of such Person incurred in connection therewith; and

(ii)

such Liens are created within 270 days of construction, acquisition or improvement of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto and the proceeds thereof;

(11)

Liens that constitute banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a bank, depositary or other financial institution in the ordinary course of business and not given in connection with the issuance of Indebtedness, whether arising by operation of law or pursuant to contract;

(12)	Liens existing on the Issue Date (other than Liens permitted under clause (1) above or (33) below);

(13)

Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

(14)

Liens on property at the time PNCC, the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into PNCC, the Company or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by PNCC, the Company or any Restricted Subsidiary;

(15)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to PNCC, the Company or another Restricted Subsidiary;

(16)

Liens on Capital Stock of Unrestricted Subsidiaries securing Indebtedness of such Unrestricted Subsidiary (except to the extent such Capital Stock is pledged as Collateral) and Liens on property of an Unrestricted Subsidiary at the time that it is designated as a Restricted Subsidiary; provided that such Liens were not incurred in connection with or in contemplation of such designation; provided further, however, that any such Lien may not extend to any other property owned by PNCC, the Company or any Restricted Subsidiary;

(17)	deposits as security for taxes or import customs duties which are being contest in Good Faith by the Company by appropriate proceedings;

(18)

Liens securing Refinancing Indebtedness Incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, Indebtedness that was previously so secured pursuant to clauses (10), (12), (13), (14) and (18) of this definition, but only to the extent (y) any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder and (z) the new Lien has no greater priority relative to the Notes and the Guarantees and the holders of the Indebtedness secured by such Lien have no greater intercreditor rights relative to the Notes and the Guarantees and the Holders thereof than the original Liens and the related Indebtedness;

(19)	any interest or title of a lessor under any operating lease;

(20)

Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(21)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(22)

Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by PNCC, the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(23)

Liens on funds of PNCC, the Company or any Subsidiary held in deposit accounts with third party providers of payment services securing credit card charge-back reimbursement and similar cash management obligations of PNCC, the Company or the Subsidiaries maintained in the ordinary course of business;

(24)	Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder;

(25)	Liens on insurance policies and proceeds of insurance policies (including rebates of premiums) securing Permitted Indebtedness incurred pursuant to clause (11) of the definition thereof;

(26)

in respect of real estate leased by the Company or a Restricted Subsidiary as tenant, any Lien encumbering the interest or title of a licensor, lessor or sublessor under leases or subleases of real estate permitted hereunder which do not materially reduce the value of the affected asset or materially interfere with the use of such asset in the operation of the business of such Person;

(27)	customary Liens granted in favor of a trustee to secure fees and other amounts owing to such trustee under an indenture or other agreement pursuant to which Permitted Indebtedness is Incurred;

(28)	Liens on any cash earnest money deposit made by the Company or any Restricted Subsidiary in connection with any letter of intent or acquisition agreement that is not prohibited by the Indenture;

(29)	Liens in favor of credit card processors granted in the ordinary course of business;

(30)	Liens arising in connection with Cash Equivalents describe in clause (5) of the definition of Cash Equivalents;

(31)

in addition to any other Permitted Liens, Liens securing other Indebtedness incurred after the Issue Date in an amount not to exceed $25.0 million at any time outstanding; provided that such Liens shall rank junior to the Liens securing the Notes and Guarantees in all respects;

(32)	Liens securing cash management obligations incurred in the ordinary course of business;

(33)

(A) Liens on Collateral securing Permitted Indebtedness Incurred pursuant to clause (2)(A) of the definition thereof; provided that any such Indebtedness may be secured by Liens on ABL Collateral on a first priority basis and Liens on Notes Collateral on a third-priority basis pursuant to the Collateral Trust and Agency Agreement; and (B) Liens on Collateral securing Permitted Indebtedness incurred pursuant to clause (2)(B) of the definition thereof; provided that any such Indebtedness may be secured by Liens on Notes Collateral on a first-priority basis and Liens on ABL Collateral on a second priority basis pursuant to the Collateral Trust and Agency Agreement;

(34)	Liens on the Collateral in favor of any collateral agent for the benefit of the Holders relating to such collateral agent’s administrative expenses with respect to the Collateral;

(35)

undetermined or inchoate Liens, charges, privileges, statutory liens, adverse claims or encumbrances of any nature whatsoever arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Laws or of which written notice has not been duly given in accordance with the applicable Laws or which, although filed or registered, relate to obligations not due or delinquent;

(36)

the reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown of any real property or any interest therein which do not materially reduce the value of the affected asset or materially interfere with the use of such asset in the operation of the business of such Person;

(37)

Liens granted to a public utility or any municipality or any governmental authority when required by such utility or other authority in connection with the operation of the business or the ownership of the assets of such Person which do not materially reduce the value of the affected asset or materially interfere with the use of such asset in the operation of the business of such Person;

(38)

the right reserved to or vested in any governmental authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit of such Person to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(39)

servicing agreements, development agreements, subdivision agreements, site plan control agreements, facilities sharing agreements, cost sharing agreements and other agreements with governmental authorities pertaining to the use or development of any of the assets of such Person, provided same are complied with and do not materially reduce the value of the affected asset or materially interfere with the use of such asset in the operation of the business of such Person;

(40)

lis pendens that may be registered against any real property or interest therein of such Person in respect of any action or proceeding against such Person, or in which such Person is a defendant, but with respect to which action or proceeding no judgment, award or attachment against such Person has been granted or made, and in respect of which such Person has posted security reasonably satisfactory to the Collateral Agent; provided that such lis pendens are removed within 60 days by paying money into a court or otherwise and all payments paid into court or otherwise as aforesaid;

(41)

the rights of any tenant, occupant or licensee under any lease, occupancy agreement or license which do not materially impair the use of the property subject thereto for the purpose of which it is used by the Company or a Restricted Subsidiary;

(42)

Liens on assets of PNCC, the Company or any of its Restricted Subsidiaries securing Second Lien Obligations that were incurred pursuant to clause (18) of the definition of “Permitted Indebtedness”; provided that any such Liens are subject to the Collateral Trust and Agency Agreement; and

(43)

Liens on assets of PNCC, the Company or any of its Restricted Subsidiaries securing additional Priority Indebtedness incurred pursuant to clause (19) of the definition of “Permitted Indebtedness”; provided that any such Liens are subject to the Collateral Trust and Agency Agreement.

Any reference in the Indenture or any of the Collateral Documents to a Permitted Lien is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Collateral Documents to any permitted Lien, except as specifically set forth in the Collateral Trust and Agency Agreement or any other intercreditor or similar agreements.

“Permitted Warrant Transaction” means any sale by PNCC of a call option or warrant (or substantively equivalent derivative transaction) on common stock of PNCC sold by PNCC substantially concurrently with any purchase of a Permitted Bond Hedge Transaction.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision hereof or any other entity.

“Personal Property Security Act” means the Personal Property Security Act (Ontario), as amended from time to time, or in the case of any tangible asset located in a Canadian province other than Ontario, the corresponding statute in that province.

“PNCC” means Postmedia Network Canada Corp.

“Preferred Stock” means, as applied to the Capital Stock of any corporation, Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Priority Indebtedness” means the First Lien Notes Obligations together with any other Indebtedness that has a first priority lien on the Notes Collateral and second priority lien on the ABL Collateral under the terms of the Collateral Trust and Agency Agreement, including Secured Swap Obligations (other than those Secured Swap Obligations relating to Currency Agreements in respect of the Notes which shall constitute Second Lien Secured Obligations and Banking Services Obligations other than those Banking Services Obligations that are secured by

Liens with Pari Passu Lien Priority), in each case as the same may be amended, restated, modified, supplemented or otherwise changed or replaced in whole or in part with other Priority Indebtedness from time to time.

“Priority Lien Representative” means any Secured Party Representative for holders of Priority Indebtedness.

“Purchase Money Indebtedness” means Indebtedness (including Capitalized Lease Obligations) incurred (within 365 days of such purchase or lease) to finance or refinance the purchase, lease, construction, installation, or improvement of any assets used or useful in a Related Business (whether through the direct purchase of assets or through the purchase of Capital Stock of any Person owning such assets).

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Related Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of the Company in good faith.

“Recovery Event” means any event, occurrence, claim or proceeding that results in any Net Award or Net Insurance Proceeds being deposited into the Collateral Account pursuant to the Collateral Documents.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, replace, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for or to consolidate, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that is Incurred to Refinance any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that Refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that Refinances Indebtedness of another Restricted Subsidiary (except that a Guarantor shall not Refinance Indebtedness of a Restricted Subsidiary that is not a Guarantor)), including Indebtedness that Refinances Refinancing Indebtedness, provided, however, that:

(1)

(a) if the Stated Maturity of the Indebtedness being Refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced or (b) if the Stated Maturity of the Indebtedness being Refinanced is later than the Stated Maturity of the Notes, the entire principal amount of the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2)

such Refinancing Indebtedness is Incurred in an amount that does not exceed the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest, premiums required by the instruments governing such existing Indebtedness or premiums necessary to effectuate such Refinancing, costs associated with amendments or terminations related to Hedging Obligations related to such Indebtedness and costs, fees and expenses Incurred in connection therewith);

(3)

if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or any Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes, or such Guarantee on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being Refinanced; and

(4)	Refinancing Indebtedness shall not include Indebtedness of a Non-Guarantor Subsidiary that refinances Indebtedness of the Company or a Guarantor.

“Related Business” means any business that is the same as or related, ancillary or complementary to any of the businesses of the Company and its Restricted Subsidiaries on the Issue Date and any reasonable extension or evolution of any of the forgoing.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Payment” has the meaning set forth under “–certain covenants —Limitation on Restricted Payments”.

“Restricted Subsidiary” means any Subsidiary of PNCC other than an Unrestricted Subsidiary and the Company.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and any successor to its rating agency business.

“Sale/Leaseback Transaction” means any direct or indirect arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or such Restricted Subsidiary transfers such property to a Person (other than the Company or any of its Subsidiaries) and the Company or such Restricted Subsidiary leases it from such Person..

“SEC” means the United States Securities and Exchange Commission.

“Second Lien Notes Documents” means the Collateral Trust and Agency Agreement, the Indenture, the Notes, the Collateral Documents and other agreements, certificates and instruments delivered or given or continued pursuant to or in connection with the Indenture and all guarantees of the foregoing, as the same may be amended, restated, replaced, modified, supplemented or otherwise changed from time to time, and “Second Lien Notes Document” means any of the Second Lien Notes Documents.

“Second Lien Representative” means any Secured Debt Representative for holders of Second Lien Secured Obligations.

“Second Lien Secured Obligations” means any Notes, Exchange Notes, Additional Notes, Secured Swap Obligations relating to Currency Agreements in respect of the Notes, Banking Service Obligations and any other Indebtedness that has a Pari Passu Lien Priority relative to the Notes with respect to the Collateral; provided that Second Lien Representative for the holders of such Indebtedness (other than any Additional Notes) shall have executed a joinder to the Collateral Trust and Agency Agreement in the form provided therein.

“Secured Debt Documents” means, collectively, the ABL Facility Documents, the First Lien Indenture Documents, the Second Lien Indenture Documents, the Banking Services Documents, the Secured Swap Documents and any documents or agreements establishing any other Priority Indebtedness and Second Lien Secured Obligations, as applicable, in each case as the same may be amended, restated, replaced, modified, supplemented or otherwise changed from time to time. and “Secured Debt Document” means any of the Secured Debt Documents.

“Secured Debt Representative” means in the case of (i) the ABL Lenders, the ABL Agent; (ii) the holders of the First Lien Notes, the trustee under the First Lien Note Indenture; (iii) the Noteholders, the Trustee; (iv) any Banking Services Provider who is not an ABL Lender, a holder of First Lien Notes or a Holder (or an Affiliate of a the foregoing), such Banking Services Provider; (v) any Secured Swap Counterparty who is not an ABL Lender, a holder of First Lien Notes or a Holder (or an Affiliate of a the foregoing), such Secured Swap Counterparty; (vi) each other group of Secured Parties who derive their Obligations pursuant to the same Secured Debt Documents, the Secured Party who is identified in a Collateral Trust Accession or thereafter who has most recently represented itself to the Collateral Agent as having been appointed to act as the representative of such group of Secured Parties; and (vii) any other Secured Party that is acting alone and does not derive its Obligations from the same Secured Debt Documents as a group of Secured Parties, itself, and in the case of each of the foregoing, each of their successor and assigns.

“Secured Party” means (i) the Holders, (ii) the Trustee, (iii) the Collateral Agent, (iv) each holder of Priority Indebtedness, (v) each holder of permitted Pari-Passu Obligations, (vi) each provider of Banking Service Obligations (vii) each provider of Secured Swap Obligations and (viii) each other Secured Debt Representative, provided that in the case of clauses (iv) through (vii), the appropriate holder or agent thereof has delivered a Collateral Trust Accession.

“Secured Swap Documents” means each agreement entered in respect of the Secured Swap Obligations and all other agreements, certificates and instruments delivered or given or continued pursuant to or in connection with the Secured Swap Obligations and all guarantees of the foregoing, as the same may be amended, restated, replaced, modified, supplemented or otherwise changed from time to time, and “Secured Swap Document” means any of the Secured Swap Documents.

“Secured Swap Obligations” means the Hedging Obligations of the Company or a Guarantor in connection with any Interest Rate Agreement, Currency Agreement or Commodity Agreement entered into between such party and a Holder, a holder of First Lien Notes, an ABL Lender (as defined in the Collateral Trust and Agency Agreement), any Affiliate of the foregoing or any other party designated by the Company under the Collateral Trust and Agency Agreement at the time such agreement is entered into (each of them, in this capacity, a “Secured Swap Counterparty”); provided that within 30 days (or such later date consented to by the Collateral Agent) of the later of the date hereof and the time that any transaction relating to such Hedging Obligation is executed, the Secured Swap Counterparty party thereto or the Company shall have delivered written notice to the Collateral Agent that such a transaction has been entered into in compliance with the Indenture together with a signed Collateral Trust Accession.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Management” means the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company.

“Senior Unsecured Pari Passu Indebtedness” means:

(1)	with respect to the Company, any Indebtedness that ranks pari passu in right of payment to the Notes but is unsecured; and

(2)	with respect to any Guarantor, any Indebtedness that ranks pari passu in right of payment to such Guarantor’s Guarantee but is unsecured.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in the agreement governing or certificate relating to such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is subordinated or junior in right of payment to the Notes pursuant to a written agreement. No Indebtedness of the Company shall be deemed to be subordinated or junior in right of payment to any other Indebtedness of the company solely by virtue of Liens, guarantees, maturity or payments or structural subordination.

“Subsidiary” of any Person means (1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof), or (2) any partnership, joint venture, limited liability company or similar entity of which

(a)

more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(b)	such Person or any Restricted Subsidiary of such Person is a controlling general partner or managing member of such entity.

Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Trade Payables” means, with respect to any Person, any accounts payable to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Trust Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the party named as such in the indenture until a successor replaces it and, thereafter, means such successor.

“US Dollars” or “US $” means United States Dollars.

“US Equivalent” means, with respect to any amount of Canadian dollars, the amount of US dollars that can be purchased with such amount of Canadian dollars based on the Bank of Canada noon spot rate on a date that is not more than seven business days prior to the Issue Date (or such other date as agreed to by the Company and the Majority Supporting Second Lien Noteholders (as such term is defined in the Circular to which this is attached).

“Unrestricted Subsidiary” means:

(1)

any Subsidiary of PNCC (other than the Company) that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary;

The Board of Directors of the Company may designate any Subsidiary of PNCC and including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, amalgamation or consolidation or investment therein) to be an Unrestricted Subsidiary only if:

(1)

such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2)	all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter while they are Unrestricted Subsidiaries, consist of Non-Recourse Debt;

(3)

such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of PNCC and its Subsidiaries;

(4)	such Subsidiary is a Person with respect to which neither the Company nor any of their Restricted Subsidiaries have any direct or indirect obligation:

(a)	to subscribe for additional Capital Stock of such Person; or

(b)	to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(5)

except as permitted by the covenant described above under the caption “–Certain covenants – Limitation on affiliate transactions,” on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company, PNCC or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company; and

(6)

after giving effect to, and during the duration of, such designation the Company and the Guarantors would represent not less than 90% of each of the consolidated revenue, Consolidated EBITDA and consolidated assets of PNCC; for greater certainty, for the purposes of this clause consolidated revenue and consolidated assets are determined in accordance with GAAP as reflected in the most recent financial statements of PNCC delivered to the Trustee in accordance with the Indenture.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “–Certain covenants – Limitation on indebtedness and issuance of Disqualified Stock” covenant on a pro forma basis taking into account such designation.

“Unutilized Excess Collateral Proceeds” has the meaning set forth under “Limitation on sales of assets and subsidiary stock / Recovery Events” above.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable, of such Person.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the Capital Stock of which (other than directors’ qualifying shares or local ownership shares) is owned by such Person or by one or more other Wholly Owned Subsidiaries of such Person.

APPENDIX I

BMO FAIRNESS OPINION

SEE ATTACHED

BMO Capital Markets®
July 7, 2016
Board of Directors of Postmedia Network Canada Corp.
-and-
Board of Directors of Postmedia Network Inc.
Postmedia Place
365 Bloor Street East
12th Floor
Toronto, ON M4W 3L4
Dear Sirs:
BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Postmedia Network Canada Corp. (“Postmedia” or the “Company”) and Postmedia Network Inc. (“PNT”) are considering a transaction designed to improve the capital structure and financial position of the Company (the “Recapitalization”). The terms of the Recapitalization are described in a term sheet (the “Recapitalization Term Sheet”) which is attached as Schedule B to the support agreement that is to be entered into by the Company and PNI on July 7, 2016 with a holder of some of the 8.25% First Lien Notes due in 2017 (the “Existing First Lien Notes”) and to the support agreement that is to be entered into by the Company and PNI on July 7, 2016 with certain holders of the 12.50% Second Lien Notes due in 2018 (the “Existing Second Lien Notes”, and together with the Existing First Lien Notes, the “Existing Notes”) (each a “Support Agreement” and collectively, the “Support Agreements”). The Existing Notes were issued by PNI. Postmedia is a guarantor of the Existing Notes. A number of transactions and steps that form part of the Recapitalization are to be implemented by way of a Plan of Arrangement (the “Arrangement”) under s.192 of the Canada Business Corporations Act to be approved by holders of Existing Notes and Existing Common Shareholders (as defined below). The terms of the Arrangement will be described in a management information circular of the Company (the “Circular”) expected to be distributed to holders of the Existing Notes and Existing Common Shareholders.
Engagement
BMO Capital Markets was initially engaged by Postmedia on April 11, 2016, pursuant to a letter agreement (the “Engagement Agreement”). The terms of the Engagement Agreement provide for BMO Capital Markets to provide the Company with various advisory services in connection with the assessment and evaluation of alternative strategies with respect to the Company’s capital structure and liquidity and, if so determined by the Company, the implementation of one or more of such strategies. Services to be provided relating to the Recapitalization include, among others, the provision of this opinion (the “Fairness Opinion”).
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BMO Capital Markets®
Under the Engagement Agreement BMO Capital Markets is paid a monthly work fee and is to be paid a fee for its advisory services upon the closing of the Recapitalization. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company.
Subject to the terms of the Engagement Agreement, BMO Capital Markets has consented to the inclusion of the Fairness Opinion, in its entirety, together with a summary of the opinion in a form acceptable to BMO Capital Markets in the Circular prepared in connection with the Recapitalization.
Credentials of BMO Capital Markets
BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, restructurings, equity and fixed income sales and trading, investment research, and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.
The Fairness Opinion expressed herein represents the opinion of BMO Capital Markets and the form and content hereof have been approved by a committee of BMO Capital Markets’ officers, who are collectively experienced in mergers and acquisitions, divestitures, restructuring and valuation matters.
Independence of BMO Capital Markets
Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, or any of its respective associates or affiliates (collectively, the “Interested Parties”). In addition to the services being provided under the Engagement Agreement, BMO Capital Markets has in the past provided and may in the future provide, traditional banking, financial advisory and investment banking services to the Interested Parties. The fees received by BMO Capital Markets in connection with the above activities are not material to BMO Capital Markets. There are no understandings, agreements or commitments between BMO Capital Markets, or any of its affiliated entities, on the one hand, and the Interested Parties, on the other hand, with respect to any future business dealings which are expected to result in fees that are material to either BMO or BMO Capital Markets.
BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to the Company or for its associates or affiliates, or with respect to the
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BMO Capital Markets®
transaction constituted by the Recapitalization. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Company or its associates or affiliates in the ordinary course of business. The fees received by BMO in connection with the above activities are not material to BMO.
Scope of Review
In connection with its Fairness Opinion, BMO Capital Markets has reviewed, considered, and relied upon, among other things, the following:
the draft forms of the Support Agreements dated July 7, 2016 (each attaching the Recapitalization Term Sheet);
the draft form of backstop commitment letter that is to be entered into by the Company and PNI on July 7, 2016 with certain holders of the Existing Second Lien Notes (the “Backstop Agreement”);
certain publicly available information relating to the business, operations, financial condition and trading history of the Company;
certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company;
internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;
discussions with management of the Company relating to the Company’s current business, forecasts, plan, financial condition and prospects, including discussions relating to the consequences of completing the Recapitalization and of not completing the Recapitalization;
various reports published by equity research analysts, industry sources and credit rating agencies we considered relevant;
a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which this Fairness Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company (the “Certificate”); and
such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.
BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company or any of its associates or affiliates to any information under the Company’s control requested by BMO Capital Markets.
Assumptions and Limitations
With the approval of the Company and as provided for in the Engagement Agreement, BMO Capital Markets has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by
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Postmedia and its officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Agreement, but subject to the exercise of its professional judgment, and except as expressly described herein, BMO Capital Markets has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.
Senior management of the Company has represented to BMO Capital Markets in the Certificate that, among other things: (i) the Information provided to BMO Capital Markets, either directly or indirectly, orally by, or in the presence of, an officer or employee of Postmedia or any of its subsidiaries (as defined in National Instrument 45-106 - Prospectus Exemptions), or in writing by or on behalf of Postmedia or any of its subsidiaries or any of its or their representatives in connection with BMO Capital Markets’ engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date of the Certificate, complete, true and correct in all material respects, and did not. and does not, contain a misrepresentation (as defined in the Securities Act (Ontario)); (ii) with respect to financial forecasts, projections, estimates and budgets provided to us and used in our analysis, they have been reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of Postmedia having regard to the business, plans, financial condition and prospects of Postmedia and its subsidiaries and are not, in the reasonable belief of management of Postmedia, misleading in any material respect; and (iii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Postmedia or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have, or which could reasonably be expected to have, a material effect on the Fairness Opinion.
BMO Capital Markets has assumed that all conditions precedent to the completion of the Recapitalization can be satisfied in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Recapitalization can proceed as scheduled and without material additional cost to Postmedia or liability of Postmedia to third parties. BMO Capital Markets has also assumed:
that all forms of documents referred to under “Scope of Review” above (including the Recapitalization Term Sheet) are accurate versions, in all material respects, of the final form of such documents;
that the Recapitalization Term Sheet describes all material terms of agreements that relate to the Recapitalization that are to be drafted subsequently;
that the representations and warranties of the parties to the Support Agreements made in the Support Agreements are true and correct as of the date hereof (except for those representations and warranties that were given as of a specified date); and
that the representations and warranties of the parties to the Backstop Agreement made in the Backstop Agreement are true and correct as of the date hereof (except for those representations and warranties that were given as of a specified date).
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The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the condition and prospects, financial and otherwise, of Postmedia, its associates and affiliates, as they were reflected in the Information obtained by BMO Capital Markets. In its analyses and in preparing the Fairness Opinion, BMO Capital Markets, exercising its professional judgment, has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Recapitalization.
The Fairness Opinion is provided as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, BMO Capital Markets reserves the right to change, modify or withdraw the Fairness Opinion.
BMO Capital Markets has based its Fairness Opinion upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO Capital Markets’ conclusions as to the fairness, from a financial point of view, of the Recapitalization were based on its review of the Recapitalization taken as a whole, in the context of all of the matters described under the “Scope of Review”, rather than on any particular element of the Recapitalization or the Recapitalization outside the context of the matters described under “Scope of Review”. The Fairness Opinion should be read in its entirety.
This opinion is provided solely to the board of directors of Postmedia and the board of directors of PNI in connection with the Recapitalization. Without the express prior written consent of BMO Capital Markets, the Fairness Opinion: (i) may not be quoted, summarized, paraphrased, excerpted or referred to, in whole or in part, in any circular, registration statement, prospectus, policyholder guide or proxy statement, or in any other report, document, filing, release or other written or oral communication prepared, issued or transmitted by the Company, except that a copy of this letter, in its entirety, together with a summary of the opinion in a form acceptable to BMO Capital Markets, may be included in the Circular prepared in connection with the Recapitalization, and (ii) may not be relied upon by any other person or entity or for any other purpose.
BMO Capital Markets Las not been engaged to provide and has not provided: (i) an opinion as to the fairness of the transaction to the holders of the existing common shares (“Existing Common Shareholders”), the Existing First Lien Notes, or the Existing Second Lien Notes; (ii) an opinion as to the relative fairness of the Recapitalization among or between the Existing Common Shareholders, the holders of the Existing First Lien Notes, or the holders of the Existing Second Lien Notes; (iii) a formal valuation or appraisal of Postmedia or of any of its securities or assets
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or the securities or assets of Postmedia’s associates or affiliates (nor have we been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Postmedia, or of the securities of its associates or affiliates following the completion of the Recapitalization; (v) an opinion as to the fairness of the process underlying the Recapitalization; (vi) a recommendation to any holder of Existing Notes as to whether or not such Existing Notes should be held, or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization or to participate or not participate in any lending opportunity made available to holders of Existing Notes; or (vii) a recommendation to any Existing Common Shareholder as to whether or not the existing common shares should be held or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization; and the Fairness Opinion should not be construed as such.
BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Recapitalization and the Fairness Opinion does not address any such matters. BMO Capital Markets has relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters, as applicable.
Approach to Fairness
For the purposes of the Fairness Opinion, we considered that the Recapitalization would be fair, from a financial point of view, to Postmedia if the transaction:
provides the Company with an improved capital structure, by reducing the total amount of debt outstanding and the amount of debt maturing in the near-term:
reduces the risk that the Company’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance the operating and capital expenditures necessary to execute its operating strategy and service its debt; and
based on these criteria, is better than other known, feasible alternatives.
Approach to Fairness - Analysis
In preparing the Fairness Opinion, we have relied upon the discussions, documents and materials referred to under “Scope of Review”, reviewed with Postmedia’s management the alternatives reasonably available to the Company, and considered the following matters:
the Company, with its current capital structure, is unable to execute its business plan and at the same time service its debt;
in the event the Company has insufficient liquidity to continue to operate the business or the Company is unable to service its debt and refinance its debt as it matures, the likely result, in the absence of implementing the Recapitalization, is an insolvency process which would be expected to have a negative impact on the overall enterprise value of the Company;
the Recapitalization contemplates the repayment of a portion of the Existing First Lien Notes and the extinguishment of the Existing Second Lien Notes thereby substantially reducing Postmedia’s outstanding debt and deferring the maturities of Existing Notes in 2017 and 2018 by at least 4 years;
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BMO Capital Markets®
the Recapitalization transaction would substantially reduce Postmedia’s annual cash interest expense;
the Company has the opportunity, at this time, to effect a restructuring with the approval of holders of Existing Notes and the Existing Common Shareholders in accordance with applicable law; and
BMO Capital Markets and the Company are not aware of any other feasible alternatives that are better than the Recapitalization transaction.
Conclusion
Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Recapitalization, if implemented, is fair, from a financial point of view, to Postmedia and PNI.
Yours very truly,
BMO Nesbitt Burns Inc.
7

APPENDIX J

BMO CBCA OPINION

SEE ATTACHED

BMO Capital Markets®
July 7, 2016
Board of Directors of Postmedia Network Canada Corp.
-and-
Board of Directors of Postmedia Network Inc.
Postmedia Place
365 Bloor Street East
12th Floor
Toronto, ON M4W 3L4
Dear Sirs:
BMO Nesbitt Bums Inc. (“BMO Capital Markets” or “we” or “us”) understands that Postmedia Network Canada Corp. (“Postmedia” or the “Company”) and Postmedia Network Inc. (“PNI“) are considering a transaction designed to improve the capital structure and financial position of the Company (the “Recapitalization”). The terms of the Recapitalization are described in a term sheet (the “Recapitalization Term Sheet”) which is attached as Schedule B to the support agreement that is to be entered into by the Company and PNI on July 7, 2016 with a holder of some of the 8.25% First Lien Notes due in 2017 (the ‘“Existing First Lien Notes”) and to the support agreement that is to be entered into by the Company and PNI on July 7, 2016 with certain holders of the 12.50% Second Lien Notes due in 2018 (the “Existing Second Lien Notes”, and together with the Existing First Lien Notes, the “Existing Notes”) (each a “Support Agreement” and collectively, the “Support Agreements”). The Existing Notes were issued by PNI. Postmedia is a guarantor of the Existing Notes. A number of transactions and steps that form part of the Recapitalization are to be implemented by way of a Plan of Arrangement (the “Arrangement”) under s.192 of the Canada Business Corporations Act (the “CBCA”) to be approved by holders of Existing Notes and Existing Common Shareholders (as defined below). The terms of the Arrangement will be described in a management information circular of the Company (the “Circular”) expected to be distributed to holders of the Existing Notes and Existing Common Shareholders.
Engagement
BMO Capital Markets was initially engaged by Postmedia on April 11, 2016, pursuant to a letter agreement (the “Engagement Agreement”). The terms of the Engagement Agreement provide for BMO Capital Markets to provide Postmedia with various advisory services in connection with the assessment and evaluation of alternative strategies with respect to the Company’s capital structure and liquidity and, if so determined by the Company, the implementation of one or more of such strategies. Services to be provided relating to the Recapitalization include, among others, the provision of this opinion (the “CBCA Opinion”).
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BMO Capital Markets®
Under the Engagement Agreement BMO Capital Markets is paid a monthly work fee and is to be paid a fee for its advisory services upon the closing of the Recapitalization. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company.
Subject to the terms of the Engagement Agreement, BMO Capital Markets has consented to the inclusion of the CBCA Opinion, in its entirety, together with a summary of the opinion in a form acceptable to BMO Capital Markets in the Circular prepared in connection with the Recapitalization.
Credentials of BMO Capital Markets
BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, restructurings, equity and fixed income sales and trading, investment research, and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing opinions.
The CBCA Opinion expressed herein represents the opinion of BMO Capital Markets and the form and content hereof have been approved by a committee of BMO Capital Markets’ officers, who are collectively experienced in mergers and acquisitions, divestitures, restructuring and valuation matters.
Independence of BMO Capital Markets
Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, or any of its respective associates or affiliates (collectively, the “Interested Parties”). In addition to the services being provided under the Engagement Agreement, BMO Capital Markets has in the past provided and may in the future provide, traditional banking, financial advisory and investment banking services to the Interested Parties. The fees received by BMO Capital Markets in connection with the above activities are not material to BMO Capital Markets. There are no understandings, agreements or commitments between BMO Capital Markets, or any of its affiliated entities, on the one hand and the Interested Parties, on the other hand, with respect to any future business dealings which are expected to result in fees that are material to either BMO or BMO Capital Markets.
BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to the Company or for its associates or affiliates, or with respect to the
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BMO Capital Markets®
transaction constituted by the Recapitalization. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Company or its associates or affiliates in the ordinary course of business. The fees received by BMO in connection with the above activities are not material to BMO.
Scope of Review
In connection with the CBCA Opinion, BMO Capital Markets has reviewed, considered, and relied upon, among other things, the following:
the draft forms of the Support Agreements dated July 7, 2016 (each attaching the Recapitalization Term Sheet);
the draft form of backstop commitment letter that is To be entered into by the Company and PNI on July 7, 2016 with certain holders of the Existing Second Lien Notes (the “Backstop Agreement”);
certain publicly available information relating to the business, operations, financial condition and trading history of the Company;
certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company;
internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;
discussions with management of the Company relating to the Company’s current business, forecasts, plan financial condition and prospects, including discussions relating to the consequences of completing the Recapitalization and of not completing the Recapitalization;
various reports published by equity research analysts, industry sources and credit rating agencies we considered relevant;
a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which this CBCA Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company (the “Certificate”); and
such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.
BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company or any of its associates or affiliates to any information under the Company’s control requested by BMO Capital Markets.
Assumptions and Limitations
With the approval of the Company and as provided for in the Engagement Agreement, BMO Capital Markets has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by
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BMO Capital Markets®
Postmedia and its officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). The CBCA Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Agreement, but subject to the exercise of its professional judgment, and except as expressly described herein, BMO Capital Markets has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.
Senior management of the Company has represented to BMO Capital Markets in the Certificate that, among other things: (i) the Information provided to BMO Capital Markets, either directly or indirectly, orally by, or in the presence of, an officer or employee of Postmedia or any of its subsidiaries (as defined in National Instrument 45-106 - Prospectus Exemptions), or in writing by or on behalf of Postmedia or any of its subsidiaries or any of its or their representatives in connection with BMO Capital Markets’ engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date of the Certificate, complete, true and correct in all material respects, and did not, and does not, contain a misrepresentation (as defined in the Securities Act (Ontario)); (ii) with respect to financial forecasts, projections, estimates and budgets provided to us and used in our analysis, they have been reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of Postmedia having regard to the business, plans, financial condition and prospects of Postmedia and its subsidiaries and are not, in the reasonable belief of management of Postmedia, misleading in any material respect; and (iii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Postmedia or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have, or which could reasonably be expected to have, a material effect on the CBCA Opinion.
BMO Capital Markets has assumed that all conditions precedent to the completion of the Recapitalization can be satisfied in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Recapitalization can proceed as scheduled and without material additional cost to Postmedia or liability of Postmedia to third parties. BMO Capital Markets has also assumed:
that all forms of documents referred to under “Scope of Review” above (including the Recapitalization Term Sheet) are accurate versions, in all material respects, of the final form of such documents;
that the Recapitalization Term Sheet describes all material terms of agreements that relate to the Recapitalization that are to be drafted subsequently;
that the representations and warranties of the parties to the Support Agreements made in the Support Agreements are true and correct as of the date hereof (except for those representations and warranties that were given as of a specified date); and
that the representations and warranties of the parties to the Backstop Agreement made in the Backstop Agreement are true and correct as of the date hereof (except for those representations and warranties that were given as of a specified date).
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BMO Capital Markets®
The Recapitalization includes an option for qualifying holders of Existing Second Lien Notes to elect to participate in a new capital raise in the form of second lien notes of Postmedia (the “New Second Lien Notes”). BMO Capital Markets has assumed that holders of Existing Second Lien Notes will elect the highest value alternative that is available to them under the Recapitalization and, if they are unable to do so, will otherwise sell their Existing Second Lien Notes in the market to parties who can make such election.
BMO Capital Markets has also assumed that liquidation in an insolvency process will, for a number of reasons outlined in the “Analysis” section below, have a material negative impact on the value of the Company and its business.
The CBCA Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the CBCA Opinion and the condition and prospects, financial and otherwise, of Postmedia, its associates and affiliates, as they were reflected in the Information obtained by BMO Capital Markets. In its analyses and in preparing the CBCA Opinion, BMO Capital Markets, exercising its professional judgment, has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Recapitalization.
The CBCA Opinion is provided as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the CBCA Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the CBCA Opinion after the date hereof, BMO Capital Markets reserves the right to change, modify or withdraw the CBCA Opinion.
BMO Capital Markets has based the CBCA Opinion upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the CBCA Opinion. The preparation of an opinion of this nature is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO Capital Markets’ conclusions as expressed in this opinion were based on its review of the Recapitalization taken as a whole, in the context of all of the matters described under the “Scope of Review”, rather than on any particular element of the Recapitalization or the Recapitalization outside the context of the matters described under “Scope of Review”. The CBCA Opinion should be read in its entirety.
This opinion is provided solely to the board of directors of Postmedia and the board of directors of PNI in connection with the Recapitalization. Without the express prior written consent of BMO Capital Markets, the CBCA Opinion: (i) may not be quoted, summarized, paraphrased, excerpted or referred to, in whole or in part, in any circular, registration statement, prospectus, policyholder guide or proxy statement, or in any other report, document, filing, release or other written or oral communication prepared, issued or transmitted by the Company, except that a copy of this letter, in its entirety, together with a summary of the opinion in a form acceptable to
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BMO Capital Markets®
BMO Capital Markets, may be included in the Circular prepared in connection with the Recapitalization, and (ii) may not be relied upon by any other person or entity or for any other purpose.
BMO Capital Markets has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the transaction to the holders of the existing common shares (“Existing Common Shareholders”), the Existing First Lien Notes, or the Existing Second Lien Notes; (ii) an opinion as to the relative fairness of the Recapitalization among or between the Existing Common Shareholders, the holders of the Existing First Lien Notes, or the holders of the Existing Second Lien Notes; (iii) a formal valuation or appraisal of Postmedia or of any of its securities or assets or the securities or assets of Postmedia’s associates or affiliates (nor have we been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Postmedia, or of the securities of its associates or affiliates following the completion of the Recapitalization; (v) an opinion as to the fairness of the process underlying the Recapitalization; (vi) a recommendation to any holder of Existing Notes as to whether or not such Existing Notes should be held, or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization or to participate or not participate in any lending opportunity made available to holders of Existing Notes; or (vii) a recommendation to any Existing Common Shareholder as to whether or not the existing common shares should be held or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization; and the CBCA Opinion should not be construed as such.
BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Recapitalization and this CBCA Opinion does not address any such matters. BMO Capital Markets has relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters, as applicable.
Terms of Reference
Industry Canada’s Policy Statement 15.1 - “Policy concerning Arrangements Under Section 192 of the CBCA” recommends that corporations seeking to implement a plan of arrangement pursuant to s. 192 of the CBCA that contemplates the compromise of debt securities obtain an opinion as to whether “each class of security holders would be in a better position under the arrangement than if the corporation were liquidated”.
For the purposes of the CBCA Opinion, BMO Capital Markets considered whether holders of the Existing First Lien Notes, holders of the Existing Second Lien Notes and Existing Common Shareholders, respectively, would be in a better financial position under the Arrangement than if the Company were liquidated.
Analysis
In preparing the CBCA Opinion, we have relied upon the discussions, documents and materials referred to under “Scope of Review”, reviewed with Postmedia’s management the alternatives reasonably available to the Company, and considered the following matters:
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BMO Capital Markets®
in a liquidation process, prospective buyers will be aware that the vendor is compelled to sell the assets. This may have a negative impact on the value realized;
a liquidation process is likely to have a negative impact on the value of the Company’s business as customers, suppliers and employees react to protect their interests;
a liquidation process would give rise to significant incremental costs as new, senior secured “debtor in possession” financing would be required to replace lost trade credit and fund the operations during the process. Additional legal and financial advisory costs would be incurred to implement the liquidation and engage in the associated legal proceedings. These costs would be recovered out of sale proceeds that would otherwise be available to the holders of Existing Notes and to the Existing Common Shareholders;
the newspaper industry is characterized by significant uncertainty. Revenue from traditional printed media products is in decline and is only partially offset by growth in revenue from digital media products. The Company faces significant competition in the growing but rapidly evolving market for its digital media products. The Company has material interests in commercial real estate assets a portion of which are located in areas of current economic uncertainty, including Alberta. These conditions would likely reduce the field of prospective bidders and constrain the bidding of participants in the liquidation process; and
the Recapitalization would significantly reduce the total amount of debt outstanding and the amount of debt maturing in the near-term and would reduce the risk that the Company’s cash flow from operations and available liquidity would be insufficient to finance the operating and capital expenditures necessary to execute its operating strategy and service its debt. Post-Recapitalization, the Company has the opportunity to generate incremental value by operating as a going concern and benefiting from executing its operating strategy.
Conclusion
Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the holders of Existing First Lien Notes, the holders of Existing Second Lien Notes and the Existing Common Shareholders of the Company would be in a better financial position, respectively, under the Recapitalization than if the Company were liquidated.
Yours very truly,
BMO Nesbitt Burns Inc.

APPENDIX K

NEW SECOND LIEN NOTES PARTICIPATION FORM

SEE ATTACHED

The New Second Lien Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws.

10.25% SENIOR SECURED SECOND LIEN NOTES

(the “New Second Lien Notes”)

NEW SECOND LIEN NOTES PARTICIPATION FORM

POSTMEDIA NETWORK INC.

For Eligible Second Lien Noteholders who desire to participate in the New Capital Offering of CDN$110,000,000 New Second Lien Notes (the “Offered Notes”)

In connection with a Plan of Arrangement involving Postmedia Network Inc. (“PNI”) and Postmedia Network Canada Corp. (“PNCC”, and together with PNI, “Postmedia” or the “Company”) attached as Appendix F to the Management Information Circular of Postmedia dated August 5, 2016.

Eligible Second Lien Noteholders as of 5:00 p.m. (Toronto time) on August 5, 2016 (the “Record Date”) who wish to participate in the New Capital Offering are required to return this New Second Lien Notes Participation Form to their Intermediary by such deadline as established by their Intermediary.

Intermediaries are required to deliver a New Second Lien Note Participation Summary (described below), together with each New Second Lien Notes Participation Form received by such Intermediary to Kingsdale Shareholder Services (“Kingsdale”) PRIOR TO 12:00 P.M. TORONTO TIME, ON SEPTEMBER 2, 2016 as follows:

By Registered Mail, Hand Delivery, or Courier During Regular Business Hours Only (8:00 a.m. to 5:00 p.m. (Toronto time) Monday to Friday) or by E-mail or Fax.

Kingsdale Shareholder Services

By E-mail:

corpaction@kingsdaleshareholder.com or

By Facsimile:1-866-545-5580 or

By Mail, Hand Delivery or Courier:

Kingsdale Shareholder Services

The Exchange Tower

130 King Street West, Toronto, P.O. Box 361

Ontario M5V 1E2

Attention: Corporate Actions

Delivery in a manner other than as set forth above will not constitute valid delivery.

ALL PROPERLY COMPLETED AND DULY EXECUTED NEW SECOND LIEN NOTES PARTICIPATION FORMS MUST BE RECEIVED BY THE INTERMEDIARY WHO IS REQUIRED TO MEDALLION/SIGNATURE GUARANTEE THE FORMS AND FORWARD THE NEW SECOND LIEN NOTES PARTICIPATION FORM AND A PARTICIPATION SUMMARY TO KINGSDALE PRIOR TO

12:00 P.M., TORONTO TIME, ON SEPTEMBER 2, 2016, OR SUCH LATER TIME AS PNI MAY DETERMINE (THE “PARTICIPATION DEADLINE”). PLEASE NOTE THAT YOUR INTERMEDIARY MAY ESTABLISH AN EARLIER DEADLINE FOR THIS FORM.

ELIGIBLE SECOND LIEN NOTEHOLDERS INTENDING TO PARTICIPATE IN THE NEW CAPITAL OFFERING WILL NOT BE ABLE TO PARTICIPATE IF KINGSDALE HAS NOT RECEIVED A PROPERLY COMPLETED, DULY EXECUTED AND MEDALLION/SIGNATURE GUARANTEED NEW SECOND LIEN NOTES PARTICIPATION FORM AND PARTICIPATION SUMMARY FROM THE APPLICABLE INTERMEDIARY ON OR PRIOR TO THE PARTICIPATION DEADLINE.

EACH BACKSTOP PARTY WILL BE DEEMED TO HAVE SUBSCRIBED FOR ITS PRO RATA SHARE OF THE NEW SECOND LIEN NOTES WITHOUT ANY NEED TO COMPLETE AND RETURN THIS NEW SECOND LIEN NOTES PARTICIPATION FORM.

INSTRUCTIONS For Completion of Form by Eligible Second Lien Noteholders:
1.

Indicate the amount of your Committed Second Lien Notes in the box located on Page 11 of this Form. Each Eligible Second Lien Noteholder who held Second Lien Notes as of August 5, 2016 is entitled to subscribe for up to their pro rata share of New Second Lien Notes based on the following formula:

The aggregate principal amount (including accrued and unpaid interest from                      and after July 15, 2016) of such Eligible Second Lien Noteholder’s Second Lien Notes as at August 5, 2016

                                                                                                                                                            x    the US dollar

equivalent on the FX Date of CDN$110,000,000

US$270,617,115.89 (being the aggregate principal amount (plus all accrued and unpaid interest from                      and after July 15, 2016) of the Second Lien Notes held by all Second Lien Noteholders as at August 5, 2016

2.	Complete and duly execute the signature page located at Page 11 of this Form.
3.	Complete the box located on Page 12 of this Form indicating the principal amount of Second Lien Notes held by you as of August 5, 2016.
4.

Co-ordinate with your broker and have the broker complete and medallion/stamp guarantee the signature page located at Page 11 of this Form, restricted to the number of Second Lien Notes held by you AS AT AUGUST 5, 2016.

5.	Complete the information required for contact information for you and your broker, each located at Page 12.
6.

Return the fully completed and duly executed Form to your Intermediary in accordance with the delivery instructions provided by your Intermediary to arrive by such deadline as set by your Intermediary, which deadline will be in advance of 12:00 p.m. (Toronto time) on September 2, 2016.

For Completion of Form and Summary by Intermediaries:
1.

Return the fully completed, duly executed and medallion/stamp guaranteed New Second Lien Notes Participation Form to Kingsdale by registered mail, hand delivery or courier to its office specified on the back page of this New Second Lien Notes Participation Form by 12:00 p.m. (Toronto time) on September 2, 2016.

2.

Return one fully completed and duly executed New Second Lien Notes Participation Summary (to be sent by Kingsdale to each Intermediary under separate cover) based on all Forms received by such Intermediary for Electing Second Lien Noteholders to Kingsdale by registered mail, hand delivery or courier to its office specified on the back page of this New Second Lien Notes Participation Form to arrive before 12:00 p.m. (Toronto time) on September 2, 2016.

This New Second Lien Notes Participation Form is delivered to Second Lien Noteholders in connection with the proposed statutory plan of arrangement (the “Plan of Arrangement”) of Postmedia, which is part of the overall capital reorganization (the “Recapitalization”) of Postmedia, which Plan of Arrangement is being submitted to Noteholders of PNI and shareholders of PNCC for approval at the special meetings of Noteholders and shareholders to be held on September 7, 2016. A detailed description of the Plan of Arrangement and the transactions contemplated therein is set forth in the management proxy circular dated August 5, 2016 (the “Information Circular”) of Postmedia delivered to Noteholders and Shareholders and a copy of the Plan of Arrangement is attached as Appendix F to the Information Circular. Defined terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Information Circular. You should read the Information Circular, as well as Description of Notes that will form the basis for the indenture that will govern the New Second Lien Notes (the “New Second Lien Indenture”), carefully. A copy of the New Second Lien Note Indenture in substantially final form will be made available for review on Postmedia’s website at www.postmedia.com and under the Corporation’s SEDAR profile at www.sedar.com. Postmedia will issue a press release once the document has been posted for viewing.

The Recapitalization includes the offering (the “New Capital Offering”) of new 10.25% second lien secured notes of PNI (the “New Second Lien Notes”) having an aggregate principal amount equal to the US dollar equivalent of CDN$110,000,000 based on the Canadian Exchange Rate on the FX Date (as each term is defined below) (the “New Capital Offering Amount”). Pursuant to the Plan of Arrangement, the New Capital Offering is open to all Eligible Second Lien Noteholders (as described below) as of August 5, 2016 (the “Record Date”). Each Eligible Second Lien Noteholder will have the right, but not the obligation, to participate in the New Capital Offering by subscribing for and purchasing up to its pro rata share, determined by dividing the amount of Second Lien Notes held by such Eligible Second Lien Noteholder as at the Record Date by the aggregate amount of Second Lien Notes held by all Second Lien Noteholders as at the Record Date (the “New Capital Offering Pro Rata Share”) of the Offered Notes, which amount shall be paid in US dollars based on the Canadian Exchange Rate as of the FX Date.

Postmedia has received commitments from the Backstop Parties pursuant to the Backstop Commitment Letter to purchase all of the New Second Lien Notes that are not otherwise subscribed for and taken up by Eligible Second Lien Noteholders in the New Capital Offering. The Backstop Parties will be paid a cash commitment fee equal to the US dollar equivalent of CDN$5.5 million based on the Canadian Exchange Rate on the FX Date payable upon completion of the New Capital Offering or upon termination of the Recapitalization in certain circumstances. If the New Capital Offering is completed, this fee will be used by the Backstop Parties to acquire additional New Second Lien Notes thereby increasing the total amount of the Second Lien Notes to the US dollar equivalent of CDN$115,500,000 based on the Canadian Exchange Rate on the FX Date.

Important Information

In making your decision as to whether or not to participate in the New Capital Offering, you should rely only on the information contained in the Information Circular, in this New Second Lien Notes Participation Form and in the New Second Lien Indenture (to the extent the New Second Lien Indenture in substantially final form is made available for review on Postmedia’s website at www.postmedia.com and under the Corporation’s SEDAR profile at www.sedar.com prior to the Participation Deadline). Postmedia has not authorized anyone to provide you with any different or supplemental information. If you receive any such information, you should not rely upon it.

The contents of the Information Circular or this New Second Lien Notes Participation Form should not be construed as legal, business or tax advice. You should consult your own legal counsel, business advisor and tax advisor as to those matters.

In order to participate in the New Capital Offering, each Eligible Second Lien Noteholder must properly complete and duly execute this New Second Lien Notes Participation Form, and submit it to his, her or its bank, broker, custodian, or other intermediary in accordance with the procedures set forth herein on or prior to the deadline established by their Intermediary. If you are not aware of your Intermediary’s deadline for submission of this Form, you should contact your Intermediary immediately. Intermediaries must medallion/signature guarantee and submit the property completed and duly executed New Second Lien Notes Participation Forms received from Electing Second Lien Noteholders and complete and submit a New Second Lien Notes Participation Summary (to be sent by Kingsdale to each intermediary under separate cover) by e-mail, fax, hand delivery or courier to Kingsdale in accordance with the instructions above prior to 12:00 p.m. (Toronto time) on September 2, 2016 in order to constitute valid delivery. Properly completed, executed and medallion/signature guaranteed New Second Lien Notes Participation Forms and completed New Second Lien Notes Participation Summaries that are not received by Kingsdale on or prior to the Participation Deadline will not be accepted (provided that the Company may, in its sole discretion, elect to accept New Second Lien Notes Participation Forms and New Second Lien Notes Participation Summaries that are not received by Kingsdale on or prior to the Participation Deadline). The method used to deliver this New Second Lien Notes Participation Form and New Second Lien Notes Participation Summary is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such document is actually received. It is recommended that this New Second Lien Notes Participation Form and New Second Lien Notes Participation Summary be hand delivered to Kingsdale at its office specified on the back page of this New Second Lien Notes Participation Form. If such document is mailed, it is recommended that registered mail be used and if such document is e-mailed or faxed, a delivery receipt or confirmation of transmission should be requested.

THE NEW SECOND LIEN NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES OR IN ANY PROVINCE OF CANADA, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participation in the New Capital Offering

A summary of the terms of the New Capital Offering and the New Second Lien Notes is set forth in the Information Circular under the heading “Description of the Recapitalization - Plan of Arrangement – New Capital Offering” and Appendix H (“Description of the New Second Lien Notes”) thereto. A copy of the New Second Lien Note Indenture in substantially final form will be made available for review on Postmedia’s website at www.postmedia.com and under the Corporation’s SEDAR profile at www.sedar.com. Postmedia will issue a press release once the document has been posted for viewing. Eligible Second Lien Noteholders that are considering participating in the New Capital Offering are urged to read the full text of the Information Circular and the New Second Lien Note Indenture.

Only Eligible Second Lien Noteholders are eligible to participate in the funding of the New Capital Offering as contemplated herein and as described in the Information Circular.

An “Eligible Second Lien Noteholder” is a Noteholder that, as of the Record Date and as of the Effective Date of the Recapitalization under the Plan of Arrangement:

1.	is a Second Lien Noteholder of PNI ;

2.

in the case of a Second Lien Noteholder in the United States, is an institution that is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the United States Securities Act of 1933, as amended (the “1933 Act” and such Noteholder, an “Institutional Accredited Investor”); and

3.

in the case of a Second Lien Noteholder resident outside of Canada and the United States, agrees that its right to participate in the New Capital Offering is conditional on demonstrating to PNI that it is qualified to participate in the New Capital Offering in accordance with the laws of the jurisdiction of its residence without obliging PNI to register the New Second Lien Notes or file a prospectus or other disclosure document or to make any other filings or become subject to any reporting or disclosure obligations that PNI is not already obligated to make, and PNI may require an opinion of counsel of recognized standing, to such effect.

The Record Date establishes the cut-off date for determination as to which Second Lien Noteholders may be Eligible Second Lien Noteholders and therefore eligible for participation in the New Capital Offering. Second Lien Noteholders who acquire Second Lien Notes after the Record Date will not be permitted to participate in the New Capital Offering in respect of such Second Lien Notes.

For greater clarity, any Second Lien Noteholder that acquires Second Lien Notes after the Record Date will still be entitled to receive its portion of the Second Lien Settlement Shares that are being issued to Second Lien Noteholders on the Effective Date in full settlement of the Second Lien Notes as described in the Plan of Arrangement.

Additional Information for Completing the New Second Lien Notes Participation Form

This New Second Lien Notes Participation Form should be read carefully in its entirety before this New Second Lien Notes Participation Form is completed. Any questions or requests for assistance or additional copies of this New Second Lien Notes Participation Form may be directed to PNI’s information agent, Kingsdale Shareholder Services, as set forth on the back page of this New Second Lien Notes Participation Form. You should also contact your broker, dealer, commercial bank or other nominee for assistance concerning the completion of this New Second Lien Notes Participation Form.

By executing this New Second Lien Notes Participation Form, the undersigned acknowledges receipt of the Information Circular.

Eligible Second Lien Noteholders will have the right to participate in the New Capital Offering and acquire up to their New Capital Offering Pro Rata Share of the Offered Notes. The New Second Lien Notes will be issued pursuant to the New Second Lien Note Indenture and bear interest at an annual rate of, at the option of PNI, cash interest at a rate 10.25% per annum or PIK interest at a rate of 11.25% per annum, provided that no cash interest shall be paid for the first three years from the Effective Date, unless at the time of an interest payment the aggregate principal amount of outstanding Amended and Restated First Lien Notes (as defined in the Information Circular) (together with any other first lien debt) is $112.5 million or less, and provided that at such time no amounts shall have been drawn on any ABL Facility (as defined in Appendix H to the Information Circular), as further set out in the Information Circular. Additional details regarding terms and conditions of the New Second Lien Notes are set forth in Appendix H to the Information Circular. A copy of the New Second Lien Note Indenture in substantially final form will be made available for review on Postmedia’s website at www.postmedia.com and under the Corporation’s SEDAR profile at www.sedar.com. Postmedia will issue a press release once the document has been posted for viewing.

The New Capital Offering is open to all Eligible Second Lien Noteholders. Each Eligible Second Lien Noteholder has the right, but not the obligation, to participate in the New Capital Offering by subscribing for and purchasing up to its New Capital Offering Pro Rata Share of the Offered Notes. For each US$1,000 principal amount of Second Lien Notes held on the Record Date, an Eligible Second Lien Noteholder would be entitled to subscribe for the US dollar equivalent of CDN$409.48 of New Second Lien Notes based on the Canadian Exchange Rate on the FX Date. Pursuant to the Backstop Commitment Letter, certain of the Supporting Second Lien Noteholders have severally agreed to subscribe for and purchase their New Capital Offering Pro-Rata Share of the New Capital Offering Amount and to backstop those Offered Notes that are not otherwise subscribed for and taken up by other Eligible Second Lien Noteholders.

Eligible Second Lien Noteholders (other than the Backstop Parties) will not be permitted to participate in the New Capital Offering if (i) their Intermediary has not received the New Second Lien Notes Participation Form, and (ii) Kingsdale, or such other Persons as may be designated by the Company, has not received the New Second Lien Notes Participation Form properly completed, duly executed and medallion/signature guaranteed and the New Second Lien Notes Participation Summary properly completed, or other form of instruction acceptable to the Company in advance of the Participation Deadline.

Pursuant to, and in accordance with, the Notice of Confirmation (as defined below) to be delivered by PNI or its agent, Intermediaries for Electing Second Lien Noteholders will be required to forward, in immediately available funds by wire transfer, an aggregate amount representing the Subscription Amount (defined below) (indicating the amounts attributable to each beneficial Noteholder) so that it is received by no later than 11:00 a.m. (Toronto time) on the third Business Day prior to the expected Effective Date, failing which the participation of the Electing Second Lien Noteholder in the New Capital Offering will be deemed to be null and void.

NEW SECOND LIEN NOTES PARTICIPATION

Representations, Warranties, Covenants, Agreements and Confirmations

1.

By executing this New Second Lien Notes Participation Form, the undersigned Noteholder represents, warrants, covenants, agrees and confirms to PNCC and PNI and their respective agents and representatives

(and acknowledges that PNCC and PNI, their respective agents and representatives and their respective counsel are relying thereon) that:

(a)

as at the Record Date, it was the beneficial holder of such Notes as set forth on the signature page hereto. If the space provided on the signature page is inadequate, list all such information on a separate signed schedule and affix the schedule to this New Second Lien Notes Participation Form;

(b)	it hereby irrevocably elects to participate in the New Capital Offering by subscribing for and purchasing its Committed Pro-Rata Share of the Offered Notes;

(c)

it understands that the New Second Lien Notes have not been and will not be registered under the 1933 Act, and that the offer and sale of the New Second Lien Notes to Persons in the United States is being made to Institutional Accredited Investors in reliance on an exemption from the registration requirements of the 1933 Act. It understands and acknowledges that neither PNI nor PNCC is obligated to file and have no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the New Second Lien Notes;

(d)

it acknowledges that the New Second Lien Notes to be issued to Eligible Second Lien Noteholders that participate in the New Capital Offering are being issued pursuant to exemptions from prospectus and registration requirements under applicable securities legislation in Canada and the United States and that no prospectus or registration statement has been or will be filed by either PNCC or PNI with any securities commission or similar regulatory authority in any jurisdiction, and as a result:

(i)	it is restricted from using certain of the civil remedies available under applicable securities laws;

(ii)	it may not receive information that might otherwise be required to be provided to the Eligible Second Lien Noteholder under the applicable securities laws if the exemptions were not being used;

(iii)	PNI is relieved from certain obligations that would otherwise apply under applicable securities laws if the exemptions were not being used; and

(iv)

it has not received or been provided with an offering memorandum and the decision to participate in the New Capital Offering has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of PNCC, PNI or any of their respective employees, agents or affiliates;

(e)

it acknowledges and understands that the New Second Lien Notes: (i) are being offered in a transaction not involving any public offering in the U.S. within the meaning of the 1933 Act and that the offer and sale of New Second Lien Notes to Persons in the United States is being made only to Institutional Accredited Investors in reliance on an exemption from the registration requirements of the 1933 Act; (ii) shall be “restricted securities” within the meaning of Rule 144 under the 1933 Act and have not been and will not be registered under the 1933 Act or any U.S. state securities laws; and (iii) may not be reoffered, resold, pledged or otherwise transferred except: (a) outside the United States in accordance with Regulation S under the 1933 Act (“Regulation S”) and in compliance with applicable local laws and regulations; (b) in the United States, in accordance with Rule 144A under the 1933 Act (“Rule 144A”) to a Person it reasonably believes is a “qualified institutional buyer” (“Qualified Institutional Buyer”) within the meaning of Rule 144A that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A; (c) in accordance with another exemption from the registration requirements of the 1933 Act (and based upon an opinion of counsel acceptable to the PNI and PNCC, if they so request); (d) to PNI; or (e) pursuant to an effective registration statement under the 1933 Act, and, in each case of clauses (a) through (e), in accordance with all applicable U.S. state securities laws. If applicable, it agrees to notify any subsequent purchaser of the New Second Lien Notes from it of the resale restrictions set forth in the preceding sentence;

(f)

it understands and acknowledges that upon the original issuance of the New Second Lien Notes, and until such time as the same is no longer required under applicable requirements of the 1933 Act or state securities Laws, the certificates representing the New Second Lien Notes offered and sold in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend substantially to the following effect unless otherwise agreed by it:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF POSTMEDIA NETWORK INC. (THE “ISSUER”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY: (A) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (B) IN THE UNITED STATES, IN ACCORDANCE WITH RULE 144A UNDER THE 1933 ACT (“RULE 144A”) TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” (“QUALIFIED INSTITUTIONAL BUYER”) WITHIN THE MEANING OF RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER AND TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A; (C) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO ISSUER AND POSTMEDIA NETWORK CANADA CORP., IF THEY SO REQUEST); (D) TO THE ISSUER; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, AND, IN EACH CASE OF CLAUSES (a) THROUGH (e), IN ACCORDANCE WITH ALL APPLICABLE U.S. STATE SECURITIES LAWS.”

provided, that if such New Second Lien Notes are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S, the legend set forth above may be removed by providing an executed declaration to the PNI and PNCC and the trustee for the New Second Lien Notes, in the form PNI and PNCC may reasonably prescribe from time to time to the effect that such sale is being made in compliance with Rule 904 of Regulation S; and provided, further, that, if such New Second Lien Notes are being sold under Rule 144 under the 1933 Act. The legend may be removed by delivery to PNI and PNCC and the trustee of an opinion of counsel of recognized standing reasonably satisfactory to PNI and PNCC and the trustee to the effect that such legend is no longer required under applicable requirements of the 1933 Act;

(g)

it is acquiring the New Second Lien Notes solely for investment for its own account or on account of funds managed by it, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof in any transaction in violation of Canadian securities laws or U.S. federal and state securities laws. It will hold the New Second Lien Notes for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof within the meaning of the 1933 Act, except in compliance with applicable Canadian and U.S. federal and state securities laws

(h)

it is not purchasing New Second Lien Notes as a result of (i) any “general solicitation” or “general advertising”, as those terms are used in Regulation D under the 1933 Act including, without limitation, advertisements, articles, notices and other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising or (ii) any “directed selling efforts” (as such term is defined in Regulation S);

(i)	it is resident in the province or jurisdiction set forth as the “Beneficial Noteholder’s Address” on Page 12 contained herein;

(j)

if it is in the United States, it is an institution which is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act and is authorized to consummate the purchase of the New Second Lien Notes;

(k)

if it is resident outside of Canada and the United States, it agrees that its right to participate in the New Capital Offering is conditional on demonstrating to PNI that it is qualified to participate in the New Capital Offering in accordance with the laws of the jurisdiction of residence;

(l)	if an individual, it is of the full age of majority and is legally competent to execute this New Second Lien Notes Participation Form and take all action pursuant hereto;

(m)

this New Second Lien Notes Participation Form has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the undersigned Second Lien Noteholder;

(n)

if a corporation, partnership, unincorporated association or other entity, it has the legal capacity and competence to enter into and be bound by this New Second Lien Notes Participation Form and further certifies that all necessary approvals of directors, shareholders, partners or otherwise have been given and obtained;

(o)

the entering into of this New Second Lien Notes Participation Form and the transactions contemplated hereby will not result in a violation of any of the terms and provisions of any law applicable to it, or any of its constating documents, or of any agreement to which the undersigned Second Lien Noteholder is a party or by which it is bound;

(p)

it has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its participation and investment and it is able to bear the economic risk of loss of its investment;

(q)

the Subscription Amount (as hereinafter defined) which will be advanced by the Second Lien Noteholder to PNI pursuant hereto will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”) and the Second Lien Noteholder acknowledges that PNI may in the future be required by law to disclose the Second Lien Noteholder’s name and other information relating to this Agreement and the Second Lien Noteholder’s subscription hereunder, on a confidential basis, pursuant to the PCMLA; and to the best of its knowledge (i) none of the Subscription Amount to be provided by the Second Lien Noteholder (A) has been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction, or (B) is being tendered on behalf of a person or entity who has not been identified to the Second Lien Noteholder, and (ii) it shall promptly notify PNI if the Second Lien Noteholder discovers that any of such representations ceases to be true, and to provide PNI with appropriate information in connection therewith;

(r)

it has been afforded the opportunity: (i) to ask questions and to receive answers from, representatives of the PNI and PNCC concerning the terms and conditions of the New Second Lien Notes; and (ii) to obtain such additional information that it has considered necessary in connection with its decision to invest in the New Second Lien Notes;

(s)

it (1) has such knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits of an investment in the New Second Lien Notes and (2) has the financial ability to bear the economic risk of an investment in the New Second Lien Notes and adequate means for providing for current needs and possible contingencies; and

(t)

it acknowledges that it has been advised to consult its own legal advisors with respect to the merits and risks of participating in the New Capital Offering and that it is responsible for obtaining such legal advice as it considers appropriate in connection with the execution, delivery and performance of this New Second Lien Notes Participation Form and the transactions contemplated hereby.

2.

The undersigned Second Lien Noteholder agrees that the above representations, warranties, covenants, agreements and confirmations will be true and correct both as of the execution of this New Second Lien Notes Participation Form and as of the Effective Date of the Recapitalization under the Plan of Arrangement.

Procedures Relating to the New Second Lien Notes Participation

3.

Each Eligible Second Lien Noteholder has the right, but not the obligation, to participate in the New Capital Offering in respect of all or any portion of the Second Lien Notes held by such Eligible Second Lien Noteholder as of the Record Date. An Eligible Second Lien Noteholder that validly elects to participate in the New Capital Offering by following the procedures set forth herein is referred to as an “Electing Eligible Second Lien Noteholder”.

4.

The Second Lien Notes in respect of which an Electing Eligible Second Lien Noteholder validly elects to participate in the New Capital Offering (being the “Committed Second Lien Notes”) will determine such Electing Eligible Second Lien Noteholder’s “Committed Pro Rata Share” which will equal (i) the principal amount of such Electing Eligible Second Lien Noteholder’s Committed Second Lien Notes divided by (ii) the aggregate principal amount of all Second Lien Notes outstanding on the Record Date. An Electing Eligible Second Lien Noteholder must indicate in its New Second Lien Notes Participation Form, the amount of its Committed Second Lien Notes (which must be expressed in multiples of US$1,000). If an Electing Eligible Second Lien Noteholder fails to indicate the amount of its Committed Second Lien Notes, its Committed Second Lien Notes will be deemed to be 100% of the Second Lien Notes held by the Eligible Second Lien Noteholder as of the Record Date.

5.

The aggregate principal amount of New Second Lien Notes to be purchased by each Electing Eligible Second Lien Noteholder (its “Subscribed New Second Lien Notes”) will equal (i) the US dollar equivalent of CDN$110,000,000 based on the Canadian Exchange Rate on the FX Date multiplied by (ii) such Electing Eligible Second Lien Noteholder’s Committed Pro Rata Share. The New Second Lien Notes will be purchased by Eligible Second Lien Noteholders and denominated in US dollars.

6.

Eligible Second Lien Noteholders are required to properly complete and duly execute this New Second Lien Notes Participation Form and submit it to their bank, broker, custodian or other intermediary by their established deadline. Intermediaries are to aggregate and medallion/signature guarantee each of the New Second Lien Notes Participation Forms and the Committed Second Lien Notes in the Second Lien Note Participation Summary and forward (together with each of the New Second Lien Notes Participation Forms received from Eligible Second Lien Noteholders) to Kingsdale by registered mail, hand delivery or courier during regular business hours only (8:00 a.m. to 5:00 p.m. (Toronto time) Monday to Friday) at the address indicated below or by e-mail at corpaction@kingsdaleshareholder.com or by fax at 1-866-545-5580 on or prior to the Participation Deadline:

Kingsdale Shareholder Services

By E-mail:

corpaction@kingsdaleshareholder.com or

By Facsimile:1-866-545-5580 or

By Mail, Hand Delivery or Courier:

Kingsdale Shareholder Services

The Exchange Tower

130 King Street West, Toronto, P.O. Box 361

Ontario M5V 1E2

Attention: Corporate Actions

7.

Not less than 5 Business Days prior to the Effective Date, PNI or its agent will deliver a notice of confirmation (a “Notice of Confirmation”) to each Intermediary for an Eligible Second Lien Noteholder whose New Second Lien Notes Participation Form and New Second Lien Notes Participation Summary was received by Kingsdale, as to:

(a)	the expected Effective Date;

(b)	the amount of its Subscribed New Second Lien Notes;

(c)

the amount of funds to be paid by such Electing Second Lien Noteholder for the Subscribed New Second Lien Notes (the “Subscription Amount”), which amount shall be expressed in U.S. dollars based on the rate at which Canadian dollars may be exchanged into U.S. dollars, determined by reference to the Bank of Canada noon spot rate (the “Canadian Exchange Rate”) as of a date to be agreed by the Company and the Majority Supporting Second Lien Noteholders that is not more than seven Business Days prior to the Effective Date (the “FX Date”); and

(d)	the procedures for paying and depositing the Subscription Amount prior to the Electing Second Lien Noteholder Funding Deadline (defined below).

Intermediaries for each Electing Second Lien Noteholder must communicate the information contained in each Notice of Confirmation to each of their Electing Second Lien Noteholders.

8.

Electing Second Lien Noteholders will be required, pursuant to the funding instructions that will be set out in more detail in the Notice of Confirmation, to forward, in immediately available funds by wire transfer, an aggregate amount representing the Subscription Amount such that they are received by the Escrow Agent by no later than 11:00 a.m. (Toronto time) on the third Business Day prior to the expected Effective Date (the “Electing Second Lien Noteholder Funding Deadline”), failing which the participation of the Electing Second Lien Noteholder in the New Capital Offering will be deemed to be null and void.

General

9.

The undersigned Noteholder hereby acknowledges that the representations, warranties and covenants contained herein including, without limitation, those set forth in Section 1 hereof, are made with the intent that they may be relied upon by PNI and its agents and counsel in determining the Noteholder’s eligibility to qualify as an Eligible Second Lien Noteholder to participate in the New Capital Offering. The undersigned Noteholder further covenants that by the acceptance of PNI of the Noteholder’s participation in the New Capital Offering in accordance herein, he, she or it shall be representing and warranting that such representations and warranties are true as at the Effective Time of the Recapitalization as if made at that time. The undersigned Noteholder hereby agrees to indemnify PNI, its affiliates and its agents and their respective directors, officers, employees, advisers, affiliates, shareholders and agents (including their respective legal counsel) against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur caused or arising from reliance thereon in the event that such representations or warranties are untrue as at the Effective Time. The undersigned Noteholder undertakes to immediately notify PNI of any change in any statement or other information relating to the Noteholder set forth herein which takes place prior to the Effective Time.

10.

The contract arising out of this New Second Lien Notes Participation Form shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the undersigned Noteholder and PNI each irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

11.	Time shall be of the essence hereof.

12.

This New Second Lien Notes Participation Form represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

13.

The undersigned Noteholder hereby acknowledges and agrees that all costs incurred by the Noteholder (including any fees and disbursements of any counsel retained by the Noteholder) relating to the participation in the New Capital Offering by the Noteholder shall be borne by the Noteholder.

14.

The terms and provisions of this New Second Lien Notes Participation Form shall be binding upon and enure to the benefit of the undersigned Noteholder and PNI and their respective heirs, executors, administrators, successors and assigns; provided that, this New Second Lien Notes Participation Form shall not be assignable by any party without prior written consent of the other parties.

15.

PNI has the right to accept or reject the undersigned Noteholder’s election to participate in whole or in part at any time at or prior to the time it is required to give Notice of Confirmation of the Noteholder’s participation in the New Capital Offering in accordance with Section 3 herein if the Noteholder’s New Second Lien Notes Participation Form is incomplete, deficient or invalid in any manner or if PNI determines, together with its agents and advisors, that the Noteholder is not an Eligible Second Lien Noteholder.

16.

The undersigned Noteholder hereby acknowledges and agrees that completion of the New Capital Offering is subject to the satisfaction or waiver of conditions as set forth in the Information Circular. If and to the extent that the New Capital Offering is not completed, any funds delivered by the undersigned Noteholder will be returned to the undersigned Noteholder without interest or deduction.

17.

The undersigned Noteholder hereby agrees that this New Second Lien Notes Participation Form is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Noteholder.

18.

The undersigned Noteholder hereby consents to PNI’s collection of the personal information relating to the Noteholder contained in this New Second Lien Notes Participation Form or otherwise gathered in connection with the Noteholder’s participation in the New Capital Offering. The undersigned Noteholder also hereby acknowledges that such personal information will be used by PNI and its affiliates and agents in order to administer and manage the execution of the New Second Lien Note Indenture and may be disclosed to third parties that provide administrative and other services in respect therein and to government agencies where it is permitted or required by law, including any applicable anti-money laundering legislation or similar laws. PNI acknowledges that it will maintain the confidentiality of such personal information in all other respects.

19.	The covenants, representations and warranties contained herein shall survive the closing of the transactions contemplated hereby.

20.

The parties hereto have required that this agreement and all documents and notices related hereto and/or resulting herefrom be drawn up in the English language. Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. Les porteurs de billets qui le désirent peuvent recevoir, sans frais et sur demande, une version française du formulaire de participation au nouveau prêt.

TO BE COMPLETED BY THE BENEFICIAL NOTEHOLDER AND

SIGNED AND MEDALLION/STAMP GUARANTEED BY THE APPLICABLE CDS OR

DTC PARTICIPANT/BROKER:

IMPORTANT - READ CAREFULLY

This New Second Lien Notes Participation Form must be completed and executed by the beneficial Noteholder(s). If Notes to which this New Second Lien Notes Participation Form relates are held by two or more joint Noteholders, all such Noteholders must sign this New Second Lien Notes Participation Form. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to PNI or its representatives of such person’s authority so to act.

This portion of the New Second Lien Notes Participation Form must ALSO be properly completed and duly executed by the broker or applicable CDS or DTC Participant for the Eligible Second Lien Noteholder. The broker, CDS Participant or DTC Participant is required to signature/medallion guarantee the name and signature of the Eligible Second Lien Noteholder set forth on the foregoing page by affixing its brokerage stamp to this Form, endorsed by the prime broker, and restricted to the number of Notes held by the Noteholder as of the Record Date (August 5, 2016) as indicated by the Noteholder below. This process is not required if the Noteholder is a registered holder of Notes and has a physical certificate representing such Notes.

TO BE COMPLETED BY ALL BENEFICIAL HOLDERS OF SECOND LIEN NOTES:

Full Legal Name of Beneficial Noteholder:

Authorized Signature of Noteholder:

Official Capacity or Title (please print):

Name of individual whose signature appears above if different than the name of the beneficial Noteholder printed above:	(please print)

If you fail to make an election pursuant to this New Second Lien Notes Participation Form prior to 12:00 p.m. (Toronto Time Time) on the Participation Deadline, you will not be eligible to subscribe for New Second Lien Notes.

☐        ELECTION TO PURCHASE NEW SECOND LIEN NOTES IN AN AMOUNT SET FORTH BELOW.

By checking this box, the undersigned Noteholder hereby indicates that the amount of its Committed Second Lien Notes (expressed in multiples of US$1,000) is US$                            .(1)

(1) Amount to be a multiple of US$1,000. Please see items 3-5 under “Procedures Relating to the New Second Lien Notes Participation”.

TO BE COMPLETED BY HOLDERS OF SECOND LIEN NOTES:
Name of Broker for this beneficial Noteholder (please print):
Broker Number:

The undersigned beneficial Noteholder hereby certifies that AS AT AUGUST 5, 2016 it beneficially held Second Lien Notes in the principal amount of $

The undersigned beneficial Noteholder represents and warrants that (check one):

☐ it, he or she is purchasing the New Second Lien Notes in the United States; or
☐ it, he or she is not in the United States, or is otherwise eligible to acquire the New Second Lien Notes pursuant to Regulation S under the 1933 Act.

TO BE COMPLETED BY ALL BENEFICIAL NOTEHOLDERS AND/OR THEIR RESPECTIVE BROKERS (AS APPLICABLE):
BROKER SIGNATURE AND STAMP/MEDALLION GUARANTEED: (Endorsed by prime broker and restricted to the Number of Second Lien Notes held AS AT AUGUST 5, 2016 by the Noteholder) Dated:
CONTACT INFORMATION BENEFICIAL NOTEHOLDER:
Address:

(including Postal Code/Zip Code)
Contact Name:
Residency:
Area Code and Telephone No. ( )
Email Address:
CDS PARTICIPANT/DTC PARTICIPANT/BROKER:
Address:

(including Postal Code/Zip Code)
Contact Name:
Area Code and Telephone No. ( )
Email Address:

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR AND INFORMATION AGENT

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-581-0506

Email: : contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

If you are a Beneficial Noteholder, you should deliver a completed New Second Lien Notes Participation Forms to your Intermediary by such deadline as set by your Intermediary, which deadline will be in advance of 12:00 p.m. (Toronto time) on September 2, 2016.

Intermediaries should deliver a New Second Lien Note Participation Summary, together with each New Second Lien Notes Participation Form received by such Intermediary to Kingsdale PRIOR TO 12:00 P.M. TORONTO TIME, ON SEPTEMBER 2, 2016 by e-mail at corpaction@kingsdaleshareholder.com, by fax at 1-866-545-5580 or at the address set forth below:

Kingsdale Shareholder Services

By Mail, Hand Delivery or Courier:

Kingsdale Shareholder Services

The Exchange Tower

130 King Street West, Toronto, P.O. Box 361

Ontario M5V 1E2

Attention: Corporate Actions

By E-mail: corpaction@kingsdaleshareolder.com

or

By Facsimile: 1-866-545-5580

APPENDIX L

INTERIM ORDER

SEE ATTACHED

Court File No. CV-16-11476-00CL
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST
THE HONOURABLE MR. ) FRIDAY, THE 5TH
)
JUSTICE PENNY ) DAY OF AUGUST, 2016
IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF POSTMEDIA NETWORK CANADA CORPORATION AND POSTMEDIA NETWORK INC. AND INVOLVING 1576626 ONTARIO INC. AND 7731558 CANADA INC.
INTERIM ORDER
THIS MOTION made by Postmedia Network Canada Corp. (“PNCC”) and Postmedia Network Inc. (“PNI” and, together with PNCC, the “Applicants”), for an interim order for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) was heard this day at 330 University Avenue, Toronto, Ontario.
ON READING the Notice of Motion, the Notice of Application and the affidavit of Douglas Lamb sworn August 3, 2016, (the “Lamb Affidavit”), including the Plan of Arrangement (the “Plan of Arrangement”), substantially in the form attached as Appendix F to the draft management information circular of the Applicants (the “Information Circular”), which is attached as Exhibit A to the Lamb Affidavit, and on hearing the submissions of counsel for the Applicants, certain Second Lien Noteholders and Canso Investment Counsel

Ltd., and on being advised that the Director appointed under the CBCA (the “Director”) does not consider it necessary to appear.
Definitions
1. THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular, the Plan of Arrangement or otherwise as specifically defined herein.
Service
2. THIS COURT ORDERS that the requirement for service of the Notice of Motion is hereby dispensed with and that this Motion is properly returnable today.
Additional Applicant
3. THIS COURT ORDERS that (i) 9854711 Canada Limited be and is hereby added as an Applicant in these proceedings, (ii) the Notice of Application is hereby amended to include 9854711 Canada Limited as an Applicant in these proceedings and the Notice of Application as so amended shall be deemed to the Notice of Application in these proceedings, (iii) the Applicants are hereby authorized to file the Notice of Application, as amended by this Interim Order, with the Court in place of the existing Notice of Application, (iv) all references to Applicants contained herein shall include 9854711 Canada Limited and all references to Notice of Application contained herein shall be to the Notice of Application as amended by this Interim Order, and (iv) the title of these proceedings be and is hereby changed to:
IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF POSTMEDIA
NETWORK CANADA CORPORATION, POSTMEDIA NETWORK INC. AND
9854711CANADA LIMITED AND INVOLVING 1576626 ONTARIO INC. AND
7731558 CANADA INC.
POSTMEDIA NETWORK CANADA CORP.,
POSTMEDIA NETWORK INC. AND 9854711 CANADA LIMITED
Applicants
The Meetings
4. THIS COURT ORDERS that the Applicants are permitted to call, hold and conduct a separate meeting for each of (i) the First Lien Noteholders, (ii) the Second Lien Noteholders fund (iii) the holders (“Shareholders”) of Class C voting shares and Class NC variable voting shares in the capital of PNCC (the “Shares”) to be held at the offices of Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario, as follows:
a) the meeting of the First Lien Noteholders (the “First Lien Noteholders’ Meeting”) shall be held at 9:00 a.m. (Toronto time) on September 7, 2016, in order for the First Lien Noteholders to consider and, if determined advisable, pass a resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the “First Lien Noteholders’ Arrangement Resolution”);
b) the meeting of the Second Lien Noteholders (the “Second Lien Noteholders’ Meeting” and, together with the first Lien Noteholders’ Meeting, the “Noteholder Meetings”) shall be held at 9:30 a.m. (Toronto time) on September 7, 2016, in order for the Second Lien Noteholders to consider and, if determined advisable, pass a resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the “Second Lien Noteholders’ Arrangement Resolution” and, together with the First Lien Noteholders’ Arrangement Resolution, the “Noteholders’ Arrangement Resolutions”);
c) the meeting of the Shareholders (the “Shareholders’ Meeting” and, together with the Noteholder Meetings, the “Meetings”) shall be held at 10:00 a.m. (Toronto time) on September 7, 2016, in order for the Shareholders to consider and, if determined advisable, pass a resolution, voting together as a single class, authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the “Shareholders’ Arrangement Resolution”) and, together with the Noteholders’ Arrangement Resolutions, the “Arrangement Resolutions”).
5. THIS COURT ORDERS that the Meetings shall be called, held and conducted in accordance with the CBCA and the notice of meetings of First Lien Noteholders, Second Lien Noteholders and Shareholders which accompanies the Information Circular (the “Notice of Meetings”), subject to what may be provided hereafter and subject to further order of this Court.
6. THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Noteholders and Shareholders entitled to notice of, and to vote at, the Meetings shall be 5:00 p.m. on August 5, 2016.
7. THIS COURT ORDERS that the only persons entitled to attend or speak at the First Lien Noteholders’ Meeting shall be:

a) the First Lien Noteholders as of the Record Date, or their respective proxyholders, and their respective advisors;
b) the officers, directors, auditors and advisors of the Applicants;
c) the First Lien Trustee and its legal counsel;
d) the Director; and
e) other persons who may receive the permission of the Chair of the First Lien
Noteholders’ Meeting,
and the Supporting Second Lien Noteholders and their respective advisors shall be entitled to attend and observe at the First Lien Noteholders’ Meeting.
8. THIS COURT ORDERS that the only persons entitled to attend or speak at the Second Lien Noteholders’ Meeting shall be:
a) the Second Lien Noteholders as of the Record Date, or their respective proxyholders, and their respective advisors;
b) the officers, directors, auditors and advisors of the Applicants;
c) the Second Lien Trustee and its legal counsel;
d) the Director; and
e) other persons who may receive the permission of the Chair of the Second Lien Noteholders’ Meeting,

and the Supporting First Lien Noteholder and its advisors shall be entitled to attend and observe at the Second Lien Noteholders’ Meeting.
9. THIS COURT ORDERS that the only persons entitled to attend or speak at the Shareholders’ Meeting shall be:
a) the Shareholders as of the Record Date, or their respective proxyholders, and their respective advisors;
b) the officers, directors, auditors and advisors of the Applicants;
c) the Director; and
d) other persons who may receive the permission of the Chair of the Shareholders’ Meeting, and the Supporting First Lien Noteholder, the Supporting Second Lien Noteholders and their respective advisors shall be entitled to attend and observe at the Shareholders’ Meeting.
10. THIS COURT ORDERS that the Applicants may transact such other business at the Meetings as is contemplated in the Information Circular, or as may otherwise be properly before the Meetings.
Quorum
11. THIS COURT ORDERS that the Chair of each of the Meetings shall be determined by the Applicants and that (i) the quorum at each of the Noteholder Meetings shall be satisfied if two or more persons entitled to vote at such Noteholder Meeting are present, in person or represented by proxy, at the outset of such Noteholder Meeting, and (ii) the quorum at the

Shareholders’ Meeting shall be satisfied if two or more persons entitled to vote at the Shareholders’ Meeting, holding not less than 10% of the outstanding Shares as at the Record Date, are present, in person or represented by proxy, at the outset of the Shareholders’ Meeting.
Amendments to the Arrangement and Plan of Arrangement
12. THIS COURT ORDERS that the Applicants are authorized to make, subject to paragraph 13 below and the Noteholder Support Agreements, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as they may determine without any additional notice to the Noteholders or Shareholders, or others entitled to receive notice under paragraph 16 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Noteholders and Shareholders at the Meetings and shall be the subject of the Arrangement Resolutions. Amendments, modifications or supplements may be made following the Meetings, but shall be subject to the Noteholder Support Agreements and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.
13. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 12 above, would, if disclosed, reasonably be expected to affect a Noteholder’s or Shareholder’s decision to vote for or against the applicable Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as the Applicants may determine.

Amendments to the Information Circular
14. THIS COURT ORDERS that the Applicants are authorized to make, subject to the Noteholder Support Agreements, such amendments, revisions and/or supplements to the draft Information Circular as they may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 16 to 20.
Adjournments and Postponements
15. THIS COURT ORDERS that the Applicants, if they deem advisable, and after consultation with the Supporting First Lien Noteholder and the Supporting Second Lien Noteholders, are specifically authorized to adjourn or postpone one or more of the Meetings on one or more occasions, without the necessity of first convening such Meetings or first obtaining any vote of the Noteholders or Shareholders, as applicable, respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Applicants may determine is appropriate in the circumstances. This provision shall not limit the authority of the respective Chair of each of the Meetings in respect of adjournments and postponements.
Noteholder Notice of Meetings and Solicitation Process
16. THIS COURT ORDERS that, in order to effect notice of the Noteholder Meetings, the Applicants shall send, or caused to be sent, the Information Circular (including the Notice of Meetings, the Notice of Application and this Interim Order), the form of applicable Noteholder proxies or voting information forms, as applicable, and the New Second Lien Notes Participation Form (with respect to Second Lien Noteholders only), along with, subject to the Noteholder Support Agreements, such amendments or additional documents as the Applicants may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Noteholder Meeting Packages”), to Kingsdale Shareholder Services (the “Proxy and Information Agent”) for distribution to the First Lien Trustee and the Second Lien Trustee, all in accordance with this Interim Order. The Proxy and Information Agent shall, through the use of Broadridge Investor Communication Solutions, Canada, a subsidiary of Broadridge Financial Solutions, Inc. (“Broadridge”), distribute Noteholder Meeting Packages (except for the New Second Lien Notes Participation Form in the case of the First Lien Noteholders) to beneficial Noteholders as of the Record Date in accordance with the terms of this Interim Order.
17. THIS COURT ORDERS that, as soon as practicable after receipt of the Noteholder Meeting Packages from the Proxy and Information Agent pursuant to paragraph 16 above, the First Lien Trustee shall send a Noteholder Meeting Package (except for the New Second Lien Notes Participation Form) to CDS Clearing and Depository Services Inc. (“CDS”), whose nominee, CDS & Co., is the sole registered Noteholder of the First Lien Notes, and the Second Lien Trustee shall send a Noteholder Meeting Package to The Depository Trust Company (“DTC”), whose nominee, Cede & Co., is the sole registered Noteholder of the Second Lien Notes.
18. THIS COURT ORDERS that, as soon as practicable after the Record Date, each of the First Lien Trustee and the Second Lien Trustee shall provide the Applicants and the Proxy and Information Agent with a list showing the names and addresses of all persons who are participants (each, an “Intermediary”) in the clearing, settlement and depository system operated by CDS or DTC, as applicable, and the principal amount of First Lien Notes and

Second Lien Notes, as applicable, held by each Intermediary as at the Record Date (the “Intermediaries List”).
19. THIS COURT ORDERS that, upon receipt by the Proxy and Information Agent of the Intermediaries List or other information identifying Intermediaries, the Proxy and Information Agent shall through the use of CDS, DTC and Broadridge, as applicable, provide sufficient copies of the Noteholder Meeting Package to Intermediaries in a timely manner, in accordance with customary practices, in order to provide one Noteholder Meeting Package (except for the New Second Lien Notes Participation Form in the case of the First Lien Noteholders) to each beneficial Noteholder that has an account (directly or indirectly through an agent or custodian) with the Intermediaries. The Proxy and Information Agent shall also, through the use of DTC and Broadridge, as applicable, provide copies of the New Second Lien Notes Subscription Summary Form to Intermediaries of Second Lien Noteholders for use by such Intermediaries pursuant to paragraph 40 hereof.
20. THIS COURT ORDERS that each Intermediary shall within three (3) Business Days of receipt of the Noteholder Meeting Packages deliver to each beneficial Noteholder which has an account (directly or through an agent or custodian) with such Intermediary a Noteholder Meeting Package (except for the New Second Lien Notes Participation Form in the case of the First Lien Noteholders). The Intermediary shall take any other reasonable action required to assist such beneficial Noteholder in returning to the Intermediary a completed and executed version of the applicable proxy or such other documentation as the Intermediary may customarily request from a beneficial Noteholder for purposes of enabling the beneficial Noteholder to return a completed proxy and to vote at the applicable Meeting with respect to the Notes owned by such beneficial Noteholder as at the Record Date.

Shareholder Notice of Meeting and Solicitation Process
21. THIS COURT ORDERS that, in order to effect notice of the Shareholders’ Meeting, the Applicants shall send the Information Circular (including the Notice of Meeting, the Notice of Application and this Interim Order) and the form of Shareholder proxy, along with, subject to the Noteholder Support Agreements, such amendments or additional documents as the Applicants may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Shareholder Meeting Packages”), to:
a) the registered Shareholders on the Record Date, at least twenty-one (21) days prior to the date of the Shareholders’ Meeting, by one or more of the following methods:
i) by pre-paid ordinary or first class mail at the addresses of the registered Shareholders as they appear on the books and records of PNCC, or its registrar and transfer agent, on the Record Date, and if no address is shown therein, then the last address of the person known to the Secretary of PNCC;
ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or
iii) by facsimile or electronic transmission to any registered Shareholder, who is identified to the satisfaction of PNCC, who requests such transmission in writing and, if required by PNCC, who is prepared to pay the charges for such transmission;

b) the non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and
c) the directors and auditor of PNCC by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or by facsimile or electronic transmission at least twenty-one (21) days prior to the date of the Sharesholders’ Meeting.
22. THIS COURT ORDERS that accidental failure or omission by the Proxy and Information Agent, the Applicants, Broadridge, CDS or DTC to give notice of the meeting or to distribute the Noteholder Meeting Packages or the Shareholder Meeting Packages to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of the Proxy and Information Agent, the Applicants, Broadridge, CDS or DTC, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of the Proxy and Information Agent or the Applicants, the Proxy and Information Agent and the Applicants shall use their best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.
23. THIS COURT ORDERS that the Applicants are hereby authorized to make, subject to the Noteholder Support Agreements, such amendments, revisions or supplements to the Noteholder Meeting Packages and/or Shareholder Meeting Packages as the Applicants may

determine (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 13 above, be distributed by press release, CDS bulletins, DTC bulletins, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as the Applicants may determine.
24. THIS COURT ORDERS that distribution of the Noteholder Meeting Packages pursuant to paragraphs 16 to 20 of this Interim Order and the distribution of the Shareholder Meeting Packages pursuant to paragraph 21 of this Interim Order shall constitute notice of the Meetings and the Record Date and good and sufficient service of the within Application upon the persons described in paragraphs 16 to 20 and 21, as applicable, and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Noteholder Meeting Packages or the Shareholder Meeting Packages or any portion thereof need be made, or notice given or other material served in respect of these proceedings, the Meetings and/or the Record Date to such persons or to any other persons, except to the extent required by paragraph 13 above.
Voting by Proxies
25. THIS COURT ORDERS that the Applicants are authorized to use the forms of proxy and voting instructions forms, along with such amendments and additional information as the Applicants may determine are necessary or desirable, subject to the Noteholder Support Agreements. The Applicants are authorized, at their expense, to solicit proxies, directly or through their officers, directors or employees, and through the Proxy and Information Agent and such other agents or representatives as the Applicants may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. The Applicants may waive generally, in their discretion, the time limits set out in the Information

Circular and the New Second Lien Notes Participation Form for the deposit or revocation of proxies and/or the delivery of completed New Second Lien Notes Participation Forms and New Second Lien Notes Subscription Summary Forms, as applicable, if the Applicants deem it advisable to do so.
26. THIS COURT ORDERS that in order to cast its vote at the applicable Noteholder Meeting, beneficial Noteholders must submit to their respective Intermediary at least two (2) Business Days prior to the Proxy Deadline (defined below), or such earlier deadline as an Intermediary may advise the applicable beneficial Noteholder, its duly completed proxy or voting information form, as applicable (or such other documentation as the Intermediary may customarily request from a beneficial Noteholder for purposes of properly obtaining their voting instructions).
27. THIS COURT ORDERS that each Intermediary shall verify the holdings of First Lien Notes and/or Second Lien Notes, as applicable, as at the Record Date of the beneficial Noteholders that submit their duly completed proxies or voting information forms, as applicable (or such other documentation as the Intermediary may customarily request from a beneficial Noteholder for purposes of properly obtaining their voting instructions) pursuant to paragraph 26, and shall provide such holdings information and voting instructions: (i) if such Intermediary is a participant in the Broadridge system, to Broadridge, who shall provide the holdings information and voting instructions to the First Lien Trustee (in respect of the First Lien Notes) and the Proxy and Information Agent (in respect of the Second Lien Notes), or such other official meeting tabulator(s) as may be designated by the Applicants, or (ii) if such Intermediary is not a participant in the Broadridge system, to the First Lien Trustee (in respect of the First Lien Notes) or to the Proxy and Information Agent (in respect of the Second Lien

Notes), as applicable, in the case of each of (i) and (ii) above by 12:00 p.m. on September 2, 2016 (the “Proxy Deadline”).
28. THIS COURT ORDERS that by no later than 10:00 am (Toronto time) on the Business Day before the Meetings, the First Lien Trustee (in respect of the First Lien Notes) and the Proxy and Information Agent (in respect of the Second Lien Notes), or such other official meeting tabulator(s) as may be designated by the Applicants, shall deliver or cause to be delivered to the Applicants a summary of all holdings and voting information received by such parties pursuant to paragraph 27 above. Notwithstanding the foregoing, the Applicants shall have the discretion to accept for voting purposes any duly completed proxy or voting information form, as applicable, filed at the applicable Meeting prior to the commencement of such Meeting and the Applicants are hereby authorized to use reasonable discretion as to the adequacy of compliance with respect to the manner in which any proxy or voting information form is completed and executed, or electronically submitted, and may waive strict compliance with the requirements in connection with the deadlines imposed in connection therewith.
29. THIS COURT ORDERS that, subject to the Noteholder Support Agreements, beneficial Noteholders shall be entitled to revoke their proxies and a revocation of the vote will be deemed to be made upon (i) in respect of a change in vote by the beneficial Noteholder, a beneficial Noteholder providing new instructions to such beneficial Noteholder’s Intermediary or through Broadridge at any time up to the Proxy Deadline, which the Intermediary or Broadridge, as applicable, must then deliver to the Proxy and Information Agent prior to the Proxy Deadline; (ii) in respect of a withdrawal of a vote (meaning a switch to no vote made and no action taken) by a beneficial Noteholder, a written statement from a beneficial Noteholder’s Intermediary or through Broadridge indicating the beneficial Noteholder wishes to have its voting instructions revoked, which written statement must be received by the Proxy and Information Agent at any time up to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting or any adjournment or postponement thereof, and (iii) in any other manner permitted by law.
30. THIS COURT ORDERS that, subject to the Support Agreements, Shareholders shall be entitled to revoke their proxies (i) in accordance with section 148(4) of the CBCA, or (ii) in any other manner permitted by law.
31. THIS COURT ORDERS that paragraphs 25 through 30 hereof, and the instructions contained in the proxies or voting information forms, as applicable, shall govern the submission of the applicable proxy or voting information form.
Voting
32. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy (i) on the Noteholders’ Arrangement Resolutions, or such other business as may be properly brought before the First Lien Noteholders’ Meeting and the Second Lien Noteholders’ Meeting, shall be those beneficial First Lien Noteholders and beneficial Second Lien Noteholders, respectively, as at the Record Date, and (ii) on the Shareholders’ Arrangement Resolution, or such other business as may be properly brought before the Shareholders’ Meeting, shall be the Shareholders as at the Record Date. Illegible votes, spoiled votes, defective votes and abstentions in respect of any ballot(s) conducted at the applicable Meeting shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the applicable Arrangement Resolution.

33. THIS COURT ORDERS that votes shall be taken at each Noteholder Meeting in respect of the applicable Noteholders’ Arrangement Resolution on the basis of one vote per C$1,000 or US$1,000 of principal amount owing to a Noteholder under the First Lien Notes or the Second Lien Notes, as applicable, held as at the Record Date.
34. THIS COURT ORDERS that votes shall be taken at the Shareholders’ Meeting in respect of the Shareholders’ Arrangement Resolution on the basis of one vote per Share, as at the Record Date.
35. THIS COURT ORDERS that in order for the Plan of Arrangement to be implemented, subject to further Order of this Court, (i) the First Lien Noteholders’ Arrangement Resolution must be passed, with or without variation, at the First Lien Noteholders’ Meeting by an affirmative vote of at least two-thirds (662/3%) of the votes cast in respect of the First Lien Noteholders’ Arrangement Resolution at the First Lien Noteholders’ Meeting in person or by proxy by the First Lien Noteholders, (ii) the Second Lien Noteholders’ Arrangement Resolution must be passed, with or without variation, at the Second Lien Noteholders’ Meeting by an affirmative vote of at least two-thirds (662/3%) of the votes cast in respect of the Second Lien Noteholders’ Arrangement Resolution at the Second Lien Noteholders’ Meeting in person or by proxy by the Second Lien Noteholders, and (iii) the Shareholders’ Arrangement Resolution must be passed, with or without variation, at the Shareholders’ Meeting by an affirmative vote of at least two-thirds (662/3%) of the votes cast in respect of the Shareholders’ Arrangement Resolution at the Shareholders’ Meeting in person or by proxy by the Shareholders; provided that, in the event that the Shareholders’ Arrangement Resolution is not approved by the majority required pursuant to (iii) above, Section 5.3(c) of the Plan of Arrangement shall be deemed to be removed (with such other conforming changes as may be necessary) and the approval of the Shareholders of the Shareholders’ Arrangement Resolution shall not be required for the Plan of Arrangement, as so amended, to be implemented. Such votes shall be sufficient to authorize the Applicants, the Trustees and the Transfer Agent to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular, as may be amended, revised and/or supplemented pursuant to the terms of this Interim Order or further Order of the Court, without the necessity of any further approval by the Noteholders or Shareholders, subject only to final approval of the Arrangement by this Court and the satisfaction or waiver of the conditions to the Plan of Arrangement pursuant to its terms.
36. THIS COURT ORDERS that in respect of matters properly brought before either of the Noteholder Meetings pertaining to items of business affecting the Applicants (other than in respect of the Noteholders’ Arrangement Resolutions), each Noteholder is entitled to one vote per C$1,000 or US$1,000 of principal amount owing to such Noteholder under the First Lien Notes or the Second Lien Notes, as applicable, as at the Record Date; provided, that for the purposes of voting on amendments to the Rights Plan at the Second Lien Noteholders’ Meeting, Second Lien Noteholders will be entitled to one vote per Share to be held by such Second Lien Noteholders upon implementation of the Plan of Arrangement based on Second Lien Notes held as at the Record Date.
New Capital Offering
37. THIS COURT ORDERS that only Eligible Second Lien Noteholders shall be entitled to participate in the New Capital Offering.

38. THIS COURT ORDERS that each Backstop Party shall be deemed to have subscribed for its Committed Pro Rata Share of the New Second Lien Notes without any need to complete and return the New Second Lien Notes Participation Form.
39. THIS COURT ORDERS that Eligible Second Lien Noteholders (other than the Backstop Parties) that are interested in participating in the New Capital Offering will be required to:
a) properly complete and duly execute their New Second Lien Notes Participation Form;
b) ensure that their Intermediary receives such properly completed and duly executed New Second Lien Notes Participation Form in order for such Intermediary to (i) guarantee the New Second Lien Notes Participation Form by affixing the Intermediary’s brokerage or medallion stamp to the New Second Lien Note Participation Form, and (ii) provide such Eligible Second Lien Noteholder’s completed, duly executed and medallion or signature guaranteed New Second Lien Notes Participation Form and the Intermediary’s completed New Second Lien Notes Subscription Summary Form to the Proxy and Information Agent such that the completed, duly executed and medallion or signature guaranteed New Second Lien Notes Participation Form and the completed New Second Lien Notes Subscription Summary Form is received on or prior to 12:00 p.m. (Toronto time) on September 2, 2016 (the “Participation Deadline”).

40. THIS COURT ORDERS that each Intermediary that receives any New Second Lien Notes Participation Forms pursuant to paragraph 39 above shall provide such New Second Lien Notes Participation Forms and a properly completed New Second Lien Notes Subscription Summary Form to the Proxy and Information Agent such that the completed, duly executed and medallion or signature guaranteed New Second Lien Notes Participation Forms and completed New Second Lien Notes Subscription Summary Form are received by the Proxy and Information Agent on or prior to the Participation Deadline.
41. THIS COURT ORDERS that Eligible Second Lien Noteholders (other than the Backstop Parties) intending to participate in the New Capital Offering will not be accepted if the Proxy and Information Agent has not received their properly completed, duly executed and medallion or signature guaranteed New Second Lien Notes Participation Forms and the properly completed New Second Lien Notes Subscription Summary Form of their Intermediaries by the Participation Deadline, subject to paragraph 25 of this Interim Order.
Hearing of Application for Approval of the Arrangement
42. THIS COURT ORDERS that upon approval by the Noteholders of the Plan of Arrangement in the manner set forth in this Interim Order, the Applicants may apply to this Court for final approval of the Arrangement.
43. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraph 16 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 44.

44. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for the Applicants, as soon as reasonably practicable, and, in any event, no less than three (3) days before the hearing of the Application for approval of the Arrangement at the following addresses:
Goodmans LLP
333 Bay Street, Suite 3400
Toronto, ON M5H 2S7
Attention: Robert J. Chadwick and Caroline Descours
Email: rchadwick@goodmans.ca / cdescours@goodmans.ca
With a copy to solicitors for the Supporting First Lien Noteholder:
Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 130
Toronto, Ontario
M5X 1A4
Attention: S. Richard Orzy & Sean Zweig
Email: orzyr@bennettjones.com / zweigs@bennettjones.com
And with a copy to solicitors for the Supporting Second Lien Noteholders:
Osler, Hoskin & Harcourt LLP
100 King Street West, Suite 6200
Toronto, Ontario
M5X 1B8
Attention: Marc Wasserman & Martino Calvaruso
Email: mwasserman@osler.com / mcalvaruso@osler.com.
45. THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:
i) the Applicants;
ii) the Director;
iii) the Noteholders;

iv) the Indenture Trustees;
v) the Shareholders;
vi) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure; and
vii) their respective legal counsel.
46. THIS COURT ORDERS that any materials to be filed by the Applicants in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application for approval of the Arrangement without further order of this Court.
47. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 44 shall be entitled to be given notice of the adjourned date.
Stay of Proceedings
48. THIS COURT ORDERS that from 12:01 a.m. (Toronto time) on the date of this Interim Order, until and including the earlier of (i) December 16, 2016, (ii) the date any Noteholder Support Agreement is terminated pursuant to its terms, and (iii) the Effective Date, no right, remedy or proceeding, including, without limitation, any right to terminate, accelerate, amend or declare in default any contract or agreement, at law or under contract, may be exercised, commenced or proceeded with by (i) the First Lien Notes Trustee, (ii) the First Lien Noteholders, (iii) the Second Lien Notes Trustee, (iv) the Second Lien Noteholders, or (v) any

other person party to a material contract with any of the Applicants, against or in respect of any of the Applicants or any of their direct or indirect subsidiaries that are guarantors in respect of the Notes (the “Postmedia Parties”), or any of the present or future property, assets, rights or undertakings of Postmedia Parties, or any nature in any location, whether held directly or indirectly by Postmedia Parties, by reason or as a result of:
a) any of the Applicants having made an application to this Court pursuant to Section 192 of the CBCA;
b) any of the Applicants being a party to or involved in this proceeding, any ancillary proceedings or the Arrangement; or
c) any default or cross default under the First Lien Notes or the Second Lien Notes;
d) any of the Applicants taking any step contemplated by or related to the Arrangement, without further order of the Court.
Precedence
49. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the First Lien Notes or the Second Lien Notes, or the articles or by-laws of any of the Applicants, this Interim Order shall govern.
Extra-Territorial Assistance
50. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.
51. THIS COURT ORDERS and authorizes a senior officer of one or more of the Applicants, as necessary, to act as the representative or foreign representative (the “Foreign Representative”) of any of the Applicants or other Postmedia Parties in connection with these proceedings and with carrying out the terms of this Interim Order, for, among other things, the purpose of having these proceedings recognized in any other jurisdiction whether in or outside of Canada, as necessary.
52. THIS COURT ORDERS that the Foreign Representative is hereby authorized to apply for foreign recognition of these proceedings, as necessary, in any jurisdiction outside of Canada.
ENTERED AT / INSCRIT À TORONTO ON / BOOK NO:
LE / DANS LE REGISTRE NO:
AUG 05 2016
PER / PAR:

Court File No: CV-16-11476-00CL
IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF POSTMEDIA NETWORK CANADA CORPORATION AND POSTMEDIA NETWORK INC. AND INVOLVING 1576626 ONTARIO INC. AND 7731558 CANADA INC.
ONTARIO
SUPERIOR COURT OF JUSTICE-COMMERCIAL LIST
Proceeding commenced at Toronto
INTERIM ORDER
Goodmans LLP
Barristers & Solicitors
333 Bay Street, Suite 3400
Toronto. Canada M5H 2S7
Robert J. Chadwick LSUC#: 35165K
rchadwick@goodmans.ca
Caroline Descours LSUC#: 58251A
cdescours@goodmans.ca
Tel: (416) 979-2211
Fax: (416) 979-1234
Lawyers for the Applicant

APPENDIX M

NOTICE OF APPLICATION FOR THE FINAL ORDER

SEE ATTACHED

Court File No. CV-16-11476-00CL
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF POSTMEDIA NETWORK CANADA CORP., POSTMEDIA NETWORK INC. AND 9854711 CANADA LIMITED AND INVOLVING 1576626 ONTARIO INC. AND 7731558 CANADA INC.
POSTMEDIA NETWORK CANADA CORP.,
POSTMEDIA NETWORK INC. AND 9854711 CANADA LIMITED
SUPERIOR COURT OF JUSTICE
COUR SUPÉRIEURE DE JUSTICE
Applicants
NOTICE OF APPLICATION
TO THE RESPONDENTS:
A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicants. The claim made by the Applicants appears on the following page.
THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on September 12, 2016 at 10:00 a.m., or such other date as may be set by the Court, at 330 University Avenue, Toronto, Ontario.
IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicants’ lawyer or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.
IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicants’ lawyer or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.
Date August 5, 2016 Issued by
Local registrar
Address of court office 330 University Avenue Toronto, Ontario M5G 1E7
TO: THE DIRECTOR UNDER THE CANADA BUSINESS CORPORATIONS ACT
Compliance & Policy Directorate Corporations Canada, Industry Canada 9th Floor, Jean Edmonds Tower South 365 Laurier Avenue West Ottawa, ON K1A 0C8
AND TO: COMPUTERSHARE TRUST COMPANY OF CANADA, First Lien Indenture Trustee
100 University Avenue, 11th Floor Toronto, Ontario M5J 2Y1
Attention: Mohanie Shivprasad, Associate Trust Officer
Email: mohanie.shivprasad@computershare.com
AND TO: BANK OF NEW YORK MELLON, Second Lien Indenture Trustee
101 Barclay Street, 4 East New York, NY 10286
Attention: David M. Kerr
Email: david.m.kerr@bnymellon.com
AND TO: PRICEWATERHOUSECOOPERS LLP, Auditors of the Applicants, Postmedia Network Canada Corp. and Postmedia Network Inc.
PwC Tower, 18 York Street, Suite 2600 Toronto, Ontario M5J 0B2
Attention: Travis Muhr
Email: travis.r.muhr@ca.pwc.com

AND TO: BENNETT JONES LLP, counsel to Canso Investment Counsel Ltd., as First Lien Noteholder
3400 One First Canadian Place, P.O. Box 130 Toronto, Ontario M5X 1A4
Attention: S. Richard Orzy & Sean Zweig
Email: orzyr@bennettjones.com / zweigs@bennettjones.com
AND TO: OSLER, HOSKIN & HARCOURT LLP, counsel to certain Second Lien Noteholders
100 King Street West, Suite 6200 Toronto, Ontario M5X 1B8
Attention: Marc Wasserman & Martino Calvaruso
Email: mwasserman@osler.com / mcalvaruso@osler.com

APPLICATION
1. THE APPLICANTS MAKE AN APPLICATION FOR:
a) an interim Order for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) with respect to a proposed arrangement (the “Arrangement”) of the Applicants pursuant to a Plan of Arrangement (the “Plan of Arrangement”), including authorising Postmedia Network Canada Corp. (“PNCC”) and Postmedia Network Inc. (“PNl”) and 9854711 Canada Limited (collectively with PNCC and PNI, the “Applicants”) to convene separate meetings of (i) the holders of PNI’s 8.25% Senior Secured Notes due 2017, (ii) the holders of PNI’s 12.50% senior secured notes due 2018 and (iii) the holders of voting shares and variable voting shares in the capital of PNCC, to consider and vote on the Plan of Arrangement, and providing certain ancillary relief;
b) an Order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and
c) such further and other relief as this Court may deem just.
2. THE GROUNDS FOR THE APPLICATION ARE:
a) the Applicants are corporations governed by the CBCA;
b) the Applicants wish to effect fundamental changes in the nature of an arrangement under the provisions of the CBCA;
c) all statutory requirements under the CBCA have been or will have been satisfied by the hearing of the within Application;
d) all pre-conditions to the approval of the Plan of Arrangement by the Court will have been satisfied prior to the hearing of the within Application, including the directions set out in, and the noteholder and shareholder approvals required pursuant to, any interim Order this Court may grant;

e) it is not practicable for the Applicants to effect the Arrangement under any other provision of the CBCA;
f) the Applicants intend to rely upon the prospectus and registration exemptions found in section 2.11 of National Instrument 45-106 Prospectus Exemptions and section 3(a)(10) of the United States Securities Act, 1933 with respect to the new shares to be issued by the Applicants pursuant to the Arrangement and upon the prospectus exemptions found in section 2.11 of National Instrument 45-106 Prospectus Exemptions with respect to the new notes to be issued by the Applicants pursuant to the Arrangement. If made, the final Order approving the Arrangement will constitute the basis for these exemptions;
g) the Application has been put forward in good faith and is in the best interests of the Applicants and the stakeholders of the Applicants;
h) the Arrangement is procedurally and substantively fair and reasonable to all affected parties;
i) this Notice of Application will be sent to all of those listed in this Notice of Application;
j) certain of the noteholders and shareholders of the Applicants are resident outside of Ontario and will be served pursuant to the terms of any interim Order for advice and directions granted by this Court and rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure;
k) rules 1.04, 1.05, 3.02, 14.05, 17.02, 37, 38 and 39 of the Rules of Civil Procedure;
l) section 192 of the CBCA; and
m) such further and other grounds as counsel may advise and this Court may permit.
3. THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the Application:
a) such interim Order as may be granted by this Court;

b) an affidavit to be sworn on behalf of the Applicants, with exhibits thereto, in connection with a motion for an interim Order;
c) a supplementary affidavit to be sworn on behalf of the Applicants, with exhibits thereto, reporting as to compliance with any interim Order and the results of any meetings conducted pursuant to such interim Order; and
d) such further and other material as counsel may advise and this Court may permit.
August 5, 2016 GOODMANS LLP
Barristers & Solicitors
333 Bay Street, Suite 3400
Toronto, Canada M5H 2S7
Robert J. Chadwick (LSUC#: 35165K)
rchadwick@goodmans.ca
Caroline Descours (LSUC#: 58251A)
cdescours@goodmans.ca
Tel: (416) 979-2211
Fax: (416) 979-1234
Lawyers for the Applicants

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF POSTMEDIA NETWORK CANADA CORP., POSTMEDIA NETWORK INC. AND 9854711 CANADA LIMITED AND INVOLVING 1576626 ONTARIO INC. AND 7731558 CANADA INC.
POSTMEDIA NETWORK CANADA CORP., POSTMEDIA NETWORK INC. AND 9854711 CANADA LIMITED
Applicants
Court File No. CV-16-11476-00CL
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
Proceeding commenced at Toronto
NOTICE OF APPLICATION
(returnable September 12, 2016)
Goodmans LLP
Barristers & Solicitors
333 Bay Street, Suite 3400
Toronto, Canada M5H 2S7
Robert J. Chadwick LSUC#: 35165K
rchadwick@goodmans.ca
Caroline Descours LSUC#: 58251A
cdescours@goodmans.ca
Tel: (416) 979-2211
Fax: (416) 979-1234
Lawyers for the Applicants

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy or voting information form, as applicable, please contact the following:

Noteholders and Shareholders

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-581-0506

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-888-545-5580

Outside North America, Banks and Brokers Call Collect: 1-416-867-2272

Transfer Agent

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free (North America): 1800-564-6253

Website: www.computershare.com

By Mail:

Computershare Investor Services Inc.

100 University Avenue, 11th Floor

Toronto, ON M5J 2Y1

Financial Advisor for the Recapitalization

Phone: 416-359-4000

1 First Canadian Place

100 King Street West, 5th Floor

Toronto, ON M5X 1H3

6599492